
13003428




DFC
TM

GLOBAL CORP

ANNUAL REPORT | 2013


RECEIVED
OCT 0 8 2013



















DFC Global Corp. is a leading international non-bank provider of alternative financial services, principally unsecured short term consumer loans, secured pawn loans, check cashing, gold buying, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers through our over 1,500 current retail storefront locations and our multiple Internet platforms in ten countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania, the Czech Republic and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate one of the largest online unsecured short-term consumer lending businesses by revenue in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia, Poland, Romania and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, choose to conduct their personal financial business with us rather than with banks or other financial institutions due to the range and convenience of services that we offer, the multiple ways in which they may conduct business with us and our high-quality customer service. Our products and services, principally our unsecured short-term consumer loans, secured pawn loans and check cashing and gold buying services, provide customers with convenient access to cash for living expenses and other needs. In addition to these core offerings, we strive to offer our customers additional high-value ancillary services, including Western Union® money orders and money transfers, reloadable VISA® and MasterCard® prepaid debit cards and foreign currency exchange.

Financial Highlights ($ in Millions)

	2011	2012	2013
Total revenue	$ 788.4	$ 1,061.7	$ 1,122.3
Store operating expenses	481.2	674.4	788.3
Store operating margin	307.2	387.3	334.0
Margin percentage	39.0%	36.5%	29.8%
Corporate expenses	104.1	120.0	109.4
Interest expense	90.8	102.8	119.9
Goodwill and other intangible asset impairment	0.0	27.7	36.4
Unrealized foreign exchange (gain) loss	(47.0)	11.5	(1.2)
Loss (gain) on derivatives not designated as hedges	39.3	(2.9)	0.0
(Proceeds from) provision for litigation settlements	(3.7)	4.1	2.8
Other expenses	21.3	28.5	38.5
Income before income taxes	$ 102.4	$ 95.6	$ 28.2
Minority Interest	0.5	0.6	0.2
Non-operating, unusual and non-cash charges and credits:			
Non-cash interest on convertible debt (ASC 470-20)	8.4	11.0	17.4
Unrealized foreign exchange (gain) loss	(47.0)	11.5	(1.2)
Unrealized loss on revaluation of pawned gold inventory	0.0	0.0	7.1
Non-cash impact of hedge ineffectiveness	20.7	(17.6)	0.0
Goodwill and other intangible asset impairment	0.0	27.7	36.4
Cross-currency swap amortization	6.5	6.5	2.2
(Proceeds from) provision for litigation settlements.	(3.7)	4.1	2.8
Acquisition costs expensed	8.7	3.4	2.3
Restructuring and other related charges	0.0	0.0	8.5
Other items, net	0.5	2.7	7.7
Pro forma income before income taxes	$ 97.0	$ 145.5	$ 111.6
Stores	1,269	1,399	1,507

To Our Shareholders,

Fiscal 2013 presented us with a number of unique challenges, with the effects of those challenges unfortunately expected to linger well into fiscal 2014. While our global business generated record revenue for the year, our United Kingdom retail and internet businesses have been challenged as they transitioned to more restrictive regulatory requirements in the United Kingdom. The industry association shift to a three loan roll-over limitation, which we believe is more restrictive than the current policies of many of our competitors, is causing many of the outstanding short-term consumer loans in the U.K. to become due. Consequently, we have experienced higher loan defaults in our U.K. business. In response, we tightened our underwriting criteria, resulting in decreased loan originations in fiscal 2013 in the United Kingdom. As the transition to the new regulatory guidelines continues, we expect to maintain lower loan originations at least through the first half of fiscal 2014 in order to reduce the risk of higher loan defaults during this period. While we understand that the conservative approach undertaken by our industry association in interpreting the Office of Fair Trading (OFT) guidelines is currently unfavorably impacting our business in the near-term, we believe we are setting a proper example of how best to protect the consumer, while preserving a viable market for our products and services for many years to come. This high-road approach to regulatory standards by our industry association has kept us and our association, we believe, in good stead with U.K. government officials.

Our Business Platforms



PAWN
eCOMMERCE
RETAIL

Over the long-term, we expect sustained growth and an opportunity to expand our market share to materialize in the U.K., as some of our competitors will naturally struggle to operate under the new restrictive regulatory framework and exit the market, which we've already seen occur to a small extent through both voluntary means and license rescission by the OFT. Until that time, however, we anticipate revenue growth will continue to be dampened until this transition runs its course, and consumer credit and the competitive landscape normalizes. While we were naturally disappointed with our financial results in the United Kingdom for the year, as many of our shareholders know, we have been down this road before with regulatory transitions in the United States and Canada. In each case, our multi-product business model has provided the necessary flexibility to successfully adapt to the changing operating environments in those markets.

With respect to our U.K. internet business, our approach in fiscal 2014 is to complete the implementation of the regulatory changes in the first quarter, then hone our internet platforms within the new guidelines over the course of the first half of the fiscal year. We intend to continue moderating loan book growth until the industry transition is judged to be nearly complete and customer credit performance follows a more expected and predictable pattern. We also expect to incur additional costs for television and radio advertising programs, in order to enhance brand recognition in what continues to be a very competitive marketplace, as well as additional costs to support regulatory activities, including regulatory advisory costs, legal opinions and analysis, and audit and regulatory compliance, in the U.K. as well as other markets where we operate.

We plan to moderate the U.K. de novo store build program until we have a clearer understanding of the effects of the changing regulatory environment and the resulting competitive landscape, but intend to continue to focus on the opportunity to grow the pawn lending business in the U.K., which is not impacted by the regulatory changes.

Notwithstanding the transitioning U.K. marketplace, we are continuing to invest in new growth opportunities. New internet-based multi-payment loan products, while presently still in the latter stages of testing, are expected to provide a much more significant contribution to revenue in fiscal 2014, with anticipated profitability in late fiscal 2014 as this product matures. We believe our multi-payment loan products are specifically designed to meet the anticipated regulatory requirements. Additionally, our expansion into new European eCommerce markets, including Poland, Spain and the Czech Republic is accelerating and we believe these markets will deliver increasing contribution in fiscal 2014 and beyond.

With respect to the continued development of our European pawn operations, we opened our first "Suttons and Robertson's" high-end pawn lending store outside of the United Kingdom, located in Madrid. The "Suttons & Robertson's" branded stores provide larger loans on high value gold jewelry, diamonds, watches, and artwork, to higher income customers that generally have irregular cash flows or temporary liquidity issues. We are planning to open additional "Suttons and Robertson's" stores in other principal cities around the world, including New York City, where we expect to open our first store very soon. In addition, we completed the acquisition of a leading pawn loan provider in Romania, Express Credit Amanet, which operates a chain of 32 stores predominantly in the city of Iasi. In concert with our European pawn expansion strategy, the acquired stores primarily offer pawn lending on gold jewelry and small-size high-value electronics, in addition to gold buying services, representing a further extension of our pawn lending business on items outside of jewelry and fine watches.

Our recently entered markets: Poland, Spain, the Czech Republic, and now Romania have a combined population of over 115 million people, which exceeds that of the United Kingdom and Canada combined, our principal operating markets today. We anticipate these new markets will eventually contribute materially as they mature into the next set of growth engines for us.

While fiscal 2014 will provide us with continued challenges, we fully expect our U.K. business will also reemerge from this transition period a much stronger business operating in a clarified marketplace that is even better positioned for success against our competitors in meeting the needs of our customers. The short-term business disruption we are currently going through in the U.K. does not change our long-term mission, which is to be the leading global provider of diversified financial services to the ALICE (Asset Limited, Income Constrained, Employed) and ARTI (Asset Rich, Temporarily Illiquid) demographics. On behalf of the Board of Directors and all of our 6,600 employees, we once again thank you for your continued support and investment in our Company.

Sincerely,



Jeff Weiss
Chairman and Chief Executive Officer

Senior Management Team

Jeffrey Weiss
Chairman of the Board
and Chief Executive Officer

Norm Miller
President and Chief Operating Officer

Randy Underwood
Executive Vice President
and Chief Financial Officer

Mike Coury
Executive Vice President and
Chief Innovation Information Officer

Ken Fisher
Managing Director of Corporate
Development and Chief Risk Officer

Mike Hudachek
Senior Vice President,
Global Collections

Jeff Wheatley
Managing Director,
Global Strategy and Development

David Alexander
Senior Vice President,
Chief Human Resources Officer

William Athas
Senior Vice President, Finance
Corporate Controller and
Chief Accounting Officer

Jeff Bray
President, eCommerce

Sanj Corepal
Managing Director,
The Money Shop

Eric Erickson
Senior Vice President and Treasurer

Peter Sokolowski
Senior Vice President, Development
for Suttons & Robertsons

Melissa Soper
Senior Vice President, Government
Affairs and Administration

Kenneth Kaminski
Senior Vice President,
Planning and Analysis

Mark Prior
Senior Vice President and
General Counsel

Board of Directors

Jeffrey Weiss
Chairman and Chief Executive Officer
DFC Global Corp.

David Jessick
Retired Senior Executive Vice President
and Chief Administrative Officer
Rite Aid Corporation

John Gavin
Operating Partner
LLR Partners

Clive Kahn
Chief Executive Officer
Cardsave Group Limited

Ronald McLaughlin
Chapman, Inc.

Michael Kooper
Area Chairman
Gallagher Benefit Services, Inc.

Edward A. Evans
Executive Vice President and
Chief Human Resources Officer
Univar, Inc.

Corporate Information

Corporate Headquarters
DFC Global Corp.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400
www.dfcglobalcorp.com

Annual Meeting
The annual meeting of
shareholders will be held
at 8:30am on Thursday,
November 7, 2013.

Two Logan Square
100 N. 18th Street
30th Floor
Philadelphia, PA 19103-2799

Common Stock Listing
The Company's common stock
is listed on the NASDAQ
Global Select Market under
the symbol DLLR.

Registrar and Transfer Agent
American Stock Transfer
& Trust Company
59 Maiden Lane
New York, NY 10038
(Tel) 800-937-5449

Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth and Arch Streets
Philadelphia, PA 19103-2799
(Tel) 215-981-4000

Independent Accountants
Ernst & Young LLP
2005 Market Street
Suite 700
Philadelphia, PA 19103

Investor Relations
ICR
761 Main Avenue
Norwalk, CT 06851
(Tel) 484-320-5800

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

(Mark One)

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 000-50866

DFC GLOBAL CORP.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	**23-2636866**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
1436 Lancaster Avenue Berwyn, Pennsylvania	**19312-1288**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code
(610) 296-3400

Securities registered pursuant to Section 12(b) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.001 par value per share	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Exchange Act:

Title of each class	Name of each exchange on which registered
Not applicable	Not applicable

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act Yes ☐ No ☑

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files) Yes ☑ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K: ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

As of December 31, 2012, 41,871,979 shares of the registrant's common stock, par value $0.001 per share, were outstanding. As of such date the aggregate market value of voting stock (based upon the last reported sales price in The Nasdaq Global Select Market) held by non-affiliates of the registrant was approximately $762,971,133. As of August 27, 2013, 39,484,581 shares of the registrant's voting stock were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Document	Form 10-K Reference
Portions of Proxy Statement for 2013 Annual Meeting of Shareholders	Part III

DFC GLOBAL CORP.

Table of Contents

Report on Form 10-K for the Year Ended June 30, 2013

PART I

Item 1.	Business	4
Item 1A.	Risk Factors	23
Item 1B.	Unresolved Staff Comments	34
Item 2.	Properties	34
Item 3.	Legal Proceedings	35
Item 4.	Mine Safety Disclosures	35

PART II

Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	36
Item 6.	Selected Financial Data	39
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	41
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	75
Item 8.	Financial Statements and Supplementary Data	79
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	141
Item 9A.	Controls and Procedures	141
Item 9B.	Other Information	141

PART III

Item 10.	Directors, Executive Officers and Corporate Governance	142
Item 11.	Executive Compensation	142
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	142
Item 13.	Certain Relationships and Related Transactions and Director Independence	143
Item 14.	Principal Accountant Fees and Services	143

PART IV

Item 15.	Exhibits and Financial Statement Schedules	144
Signatures		150

This Annual Report on Form 10-K and the documents incorporated herein contain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements are therefore entitled to the protection of the safe harbor provisions of these laws. These forward-looking statements, which are usually accompanied by words such as "may," "might," "will," "should," "could," "intends," "estimates," "predicts," "potential," "continue," "believes," "anticipates," "plans," "expects" and similar expressions, involve risks and uncertainties, and relate to, without limitation, statements about our market opportunities, anticipated improvements or challenges in operations, regulatory developments, our plans, earnings, cash flow and expense estimates, strategies and prospects, both business and financial. There are important factors that could cause our actual results, level of activity, performance or achievements to differ materially from those expressed or forecasted in, or implied by, such forward-looking statements, particularly those factors discussed in "Item 1A — Risk Factors" of this Annual Report on Form 10-K.

Although we believe that the expectations reflected in these forward-looking statements are based upon reasonable assumptions, no assurance can be given that such expectations will be attained or that any deviations will not be material. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and our actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. These forward-looking statements speak only as of the date on which they are made, and, except as otherwise required by law, we disclaim any obligation or undertaking to disseminate any update or revision to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. If we do update or modify one or more forward-looking statements, you should not conclude that we will make additional updates or modifications with respect thereto or with respect to other forward-looking statements, except as required by law.

Unless the context otherwise requires, as used in this Annual Report on Form 10-K, (i) the terms "fiscal year" and "fiscal" refer to the twelve-month period ended on June 30 of the specified year, (ii) references to "$," "dollars," "United States dollars" or "U.S. dollars" refer to the lawful currency of the United States of America, (iii) references to "CAD" refer to the Canadian dollar, the lawful currency of Canada, (iv) references to "GBP" refer to the British Pound Sterling, the lawful currency of the United Kingdom of Great Britain and Northern Ireland, (v) references to "SEK" refer to the Swedish Krona, the lawful currency of Sweden, (vi) references to "EUR" refer to the Euro, the lawful currency of the European Union, (vii) references to "RON" refer to the Romanian New Leu, the lawful currency of Romania and (viii) references to "CZK" refer to the Czech Koruna, the lawful currency of the Czech Republic.

Item 1. *BUSINESS*

General

We are a leading international non-bank provider of alternative financial services, principally unsecured short term consumer loans, secured pawn loans, check cashing, gold buying, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers. We serve our customers through our over 1,500 current retail storefront locations and our multiple Internet platforms in ten countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania, the Czech Republic and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate one of the largest online unsecured short-term consumer lending businesses by revenue and loan portfolio in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia, Poland, Romania and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

We believe that our customers, many of whom receive income on an irregular basis or from multiple employers, choose to conduct their personal financial business with us rather than with banks or other financial institutions due to the range and convenience of services that we offer, the multiple ways in which they may conduct business with us and our high-quality customer service. Our products and services, principally our unsecured short-term consumer loans, secured pawn loans and check cashing and gold buying services, provide customers with access to cash for living expenses and other needs. In addition to these core offerings, we strive to offer our customers additional high-value ancillary services, including Western Union® money orders and money transfers, reloadable VISA® and MasterCard® prepaid debit cards and foreign currency exchange.

At June 30, 2013, our global retail operations consisted of 1,507 retail storefront locations, of which 1,474 are company-owned, conducting business primarily under the names The Money Shop®, Money Mart®, InstaCheques®, Suttons & Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, MoneyNow!®, Express Credit® and Super Efectivo®. In addition to our retail stores, we also offer Internet-based, unsecured short-term consumer loans in the United Kingdom primarily under the trading names PaydayUK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ names, and in Sweden, the Czech Republic, Spain and Poland primarily under the OK Money® brand name. We offer longer term unsecured loans in Poland through in-home servicing under the trade name Optima®, installment loans in the United Kingdom branded as Ladder Loans® and a consumer line of credit in Finland offered by DFC Nordic Oyj (formerly known as Risicum). We also provide fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced primarily under an agreement with a third-party lender through our branded Military Installment Loan and Education Services, or MILES®, program.

We continue to seek opportunities to expand upon and diversify our core financial services businesses. We have continued to expand our Internet lending business after our fiscal 2011 acquisition of one of the largest online providers of unsecured short-term consumer loans by revenue in the United Kingdom, leveraging the scalable technology and back-office support capabilities of DFC Nordic Oyj (formerly known as Risicum Oyj, an Internet lender with operations in Finland and Sweden which we acquired in July 2011) to launch an Internet lending business in Poland in February 2012, the Czech Republic in October 2012 and Spain in March 2013. We expect to further extend our Internet lending capabilities into other countries in the future. We are also actively expanding our secured pawn lending businesses. We acquired Sefina Finance AB in December 2010, which we believe to be the largest pawn lender, measured by loan portfolio, in each of Sweden and Finland. In March 2012, we acquired a chain of eight retail pawn and gold buying stores in Spain and have since expanded our Spanish retail operations, adding 21 new Super Efectivo retail locations and one high-end Suttons & Robertsons pawn store in Madrid. Also, in May 2013 we acquired Express Credit Amanet S.R.L., a chain of 32 retail locations in Romania, offering secured pawn lending mainly on gold jewelry and small-size high-value electronics in addition to gold buying services. We also offer secured pawn lending in a significant majority of our retail locations in the United Kingdom as well as through our high-end Suttons & Robertsons stores in England and Spain, and grew our secured pawn lending to 200 of our Canadian retail stores during fiscal 2013. Also in 2013, we began offering secured pawn lending on gold jewelry as a pilot program in 32 of our U.S. retail stores and look to expand that product offering there in fiscal 2014. Internet-based lending and secured pawn lending generated $298.7

million and $81.9 million, respectively, of revenue for the year ended June 30, 2013, representing 26.6% and 7.3%, respectively, of our revenue for our fiscal 2013.

We report financial results for our business as four reportable segments — our retail store financial services offerings in (i) Europe, (ii) Canada and (iii) the United States, and (iv) our Internet lending business globally. Information regarding total assets, operating results and other financial information regarding each of our reportable segments for each of the fiscal years ended June 30, 2011, 2012 and 2013 is set forth in "*Item 8. — Financial Statements and Supplementary Data — Note 17*" in this Annual Report on Form 10-K.

Our Industry and Customers

We operate in a sector of the non-bank financial services industry that serves the basic needs of customers needing quick and convenient access to cash and other financial services. These needs are primarily evidenced by demand for unsecured short-term loans, secured pawn loans, check cashing, gold buying, money transfers and orders, prepaid debit cards, foreign currency exchange and other services. Consumers who use these services are often underserved by banks and other financial institutions.

We believe that customers for our products and services generally fall into two categories:

- asset limited, income constrained and employed — to which we refer as the ALICE demographic; and
- asset rich, temporarily illiquid — to which we refer as the ARTI demographic.

Generally, ALICE customers are service sector workers, small business owners, or employees of small businesses. ALICE customers typically hold more than one lower paying job in order to satisfy their monthly bills and living expenses. Many of these individuals periodically require short-term loans to provide cash necessary for living and other episodic or unexpected expenses. They may not be able, or even desire, to obtain loans from banks as a result of their immediate need for cash, the irregular receipt of payments from their employers, a lack of tangible collateral or the unavailability of bank loans in small denominations for relatively short periods of time. For ALICE customers who maintain banking relationships, unsecured short-term loan products can provide immediate access to funds as well as an alternative to the generally high cost of overdraft fees charged by their banks for overdrawn accounts. Individuals within the ALICE demographic who do not maintain regular banking relationships use services provided by us and other participants in our industry for a variety of reasons, including that they lack sufficient assets to maintain minimum balance requirements or to achieve the benefits of savings with banks, do not write enough checks to make a bank account beneficial, have a dislike or distrust of banks, or do not have a neighborhood bank in close proximity to them.

ARTI customers can fall within several income and wealth categories, with the common characteristic among the demographic being ownership of liquid asset collateral, such as gold jewelry, quality watches and timepieces and other items of value. The ARTI demographic includes temporarily unemployed individuals in need of short term credit, individuals and small business owners with the need to access funds in advance of expected income streams, and high net worth individuals with irregular income streams such as commission sales. Unlike the ALICE demographic, which generally does not have tangible assets by which to collateralize their credit needs, we and other participants in our industry allow ARTI customers to leverage the tangible value of their possessions to obtain access to credit on a secured basis for a cost that is generally less than the fees associated with unsecured short term loans, for which we and other lenders in our industry have no security or collateral other than the promise of the borrower to repay the loan.

Despite the inherent demand for basic financial services, physical access to banks has become increasingly difficult for a significant segment of consumers. Many banks, especially in the United States, have chosen to close their less profitable or lower-traffic locations and to otherwise reduce the hours during which they operate at such locations. Typically, these closings have occurred in areas where the branches have failed to attract a sufficient base of customer deposits. This trend has resulted in fewer convenient alternatives for basic financial services in many neighborhoods. Furthermore, traditional banks have tended in recent years to eliminate, or have made it difficult or relatively expensive to obtain, many of the services that unbanked and under-banked consumers' desire.

As a result of these developments, a significant number of businesses offer financial services to service-sector and self-employed individuals such as the ALICE and ARTI demographics. Outside the United States, the providers of these services are generally fragmented, and range from specialty finance offices to retail stores in other industries that offer ancillary financial services. While our core customers have historically valued physical access to retail locations to meet their financial services needs, technological advancements have made, and continue to make, Internet and other electronic means of delivering our services a convenience that a portion of our customers value highly.

We believe that the size of both the ALICE and ARTI demographics is increasing in the markets in which we operate as a result of the overall increase in the population in each of those markets as well as an increase in the number of self-employed, small business and service sector jobs as a percentage of the total workforce in those markets. While the mix of products offered may vary, we believe that the markets in each of the countries in which we operate will continue to grow as a result of a diminishing supply of competing banking services as well as underlying demographic trends. The type of delivery channel and services that appeal to customers in each market differs based on cultural, social, geographic, economic and other factors. The composition of providers of these services in each market results, in part, from the historical development and regulatory environment in that market, as well as the needs of customers in those markets.

Our Markets

We operate primarily in four broad geographical markets: the United Kingdom and the Republic of Ireland, Canada, the United States, and Other Europe (Sweden, Finland, Poland, Spain, the Czech Republic and Romania). The following chart illustrates our consolidated revenue by geography for fiscal 2013:


Revenue by Geography
Other Europe 9%
United States 11%
Canada 30%
United Kingdom and the Republic of Ireland 50%

For more information regarding our consolidated revenue by geography, please see "*Item 8. Financial Statements and Supplementary Data — Note 17*" in this Annual Report on Form 10-K.

The United Kingdom and the Republic of Ireland

We believe there are approximately 240 short-term consumer lenders in the U.K. market, with the top 50 lenders accounting for 90% of the market and only approximately six lenders with 100 or more alternative retail financial services locations each. Based upon revenues and profitability, we believe we have a leading market share in our sector in the United Kingdom. In addition, we believe we operate one of the largest online unsecured short-term consumer lending businesses measured by revenue and loan portfolio in the United Kingdom.

As of June 30, 2013, our retail store network in the United Kingdom consisted of 601 retail financial services stores, of which 578 were operated by us and 23 were operated by franchisees or agents. Our stores are located in each of the constituent countries of the United Kingdom, with 497 locations in England, 51 locations in Scotland, 29 locations in Northern Ireland and 23 locations in Wales as of the end of fiscal 2013. We also have one store in the Republic of Ireland, which we manage along with our U.K. retail stores. During fiscal 2013, we opened or acquired 67 new retail stores in the United Kingdom. We anticipate opening or acquiring approximately 20 to 25 retail stores in the United Kingdom during fiscal 2014.

Our financial services stores in the United Kingdom typically offer unsecured short-term consumer loans, secured pawn loans, gold buying, check cashing, Western Union money transfer products, reloadable Visa or MasterCard prepaid debit cards, foreign currency exchange and other ancillary products and services. Most of our stores in the United Kingdom operate under the name The Money Shop, with the exception of certain franchises operating under the name Cash A Cheque℠. We also offer our unsecured short-term consumer loan products in the United Kingdom via the Internet, primarily under the PaydayUK and Payday Express brands.

In addition to our traditional financial services stores and Internet operations in the United Kingdom, our retail financial services store network includes four traditional pawn shops located in Edinburgh and Glasgow, Scotland, and nine high-end pawn shops in London and other major cities in England under the names Suttons & Robertsons, T.M. Suttons℠ and Robertsons℠, the oldest of which has been doing business since 1770.

Canada

We believe that we are the leading alternative financial services company in Canada serving unbanked and under-banked consumers. We estimate that, across Canada, there are approximately 1,500 individual outlets offering short-term single-payment consumer loans and/or check cashing, including only two other networks of stores exceeding 100 locations in Canada. We operate the largest alternative financial services retail store network in Canada based upon revenues and profitability, and therefore we believe that we have the largest market share in Canada in our sector.

As of June 30, 2013, our Canadian network consisted of 489 retail financial services stores, of which 479 are company-owned and ten are operated by franchisees. During fiscal 2013, we opened six new retail stores in Canada, and acquired four franchised Canadian stores. We anticipate purchasing our remaining franchised stores as appropriate opportunities arise. We are located in 12 of the 13 Canadian provinces and territories, with 249 locations in Ontario, 81 locations in British Columbia, 75 locations in Alberta, 19 locations in Manitoba and 65 locations in the other Canadian provinces and territories as of the end of fiscal 2013. We have at least one store in nearly every Canadian city with a population exceeding 50,000.

Our Canadian stores typically offer unsecured short-term consumer loans, check cashing, Western Union money transfer products, foreign currency exchange, prepaid Visa debit cards, secured pawn lending, gold buying and other ancillary products and services. We also offer pre-paid cellular telephones and related service plans and accessories in certain of our stores in Ontario and Quebec in partnership with a Canadian cellular telephone provider. Our stores in Canada operate under the name "Money Mart", except our locations in Québec, which operate under the name "Insta-Cheques" and do not offer short-term loans. We also offer our unsecured short-term consumer loan products over the Internet to residents of Alberta, Nova Scotia, Ontario, Saskatchewan and British Columbia.

United States

As of June 30, 2013, we operated a total of 292 retail financial services stores in 14 states, including 104 stores in Florida, 95 stores in California, 14 stores in Louisiana, 11 stores in Arizona, and 68 stores across 10 other states. Depending on location, our financial services store locations in the United States offer some or all of a range of financial products and services, including unsecured short-term consumer loans, check cashing, Western Union money transfer products, reloadable Visa prepaid debit cards, gold buying, secured pawn lending, and other ancillary services. We operate our stores in the United States primarily under the Money Mart trade name and, in Florida, under The Check Cashing Store brand.

We also provide fee-based services in the United States to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced under an agreement with a third-party lender through our MILES® program.

Other Europe

Outside the United Kingdom and the Republic of Ireland, we have European operations in Sweden, Finland, Poland, Spain, the Czech Republic and Romania.

We have retail pawn lending operations in Sweden and Finland, which began with our fiscal 2011 acquisition of Sefina Finance AB, the leading pawn lending business in Scandinavia. Sefina, which has a more than 125

year operating history, provides pawn loans primarily secured by high value gold jewelry, diamonds and watches. As of June 30, 2013, our Scandinavian retail operations consisted of 22 retail pawnbroking locations in Sweden conducting business under the name "Sefina" and 13 retail store locations in Finland operating under the name "Helsingin Pantti".

On March 15, 2012, we acquired Super Efectivo S.L., a secured pawn lending and gold buying business operating eight stores predominantly in Madrid, Spain. During fiscal 2013, we opened an additional 22 retail secured pawn lending and gold buying locations in Spain, consisting of 21 Super Efectivo stores and one high-end Suttons & Robertsons store. We anticipate opening approximately 25 additional locations in Spain during fiscal 2014.

In May 2013, we acquired Express Credit Amanet S.R.L., a chain of 32 retail locations in Romania offering pawn lending on gold jewelry and small-size, high-value electronics in addition to gold buying services.

Until May 31, 2013, we offered short-term Internet loans in Finland through DFC Nordic Oyj. Beginning June 1, 2013, DFC Nordic Oyj offers a consumer line of credit in Finland. DFC Nordic's Swedish subsidiary, Risicum Capital, offers Internet and telephony-based unsecured short-term consumer loans in Sweden. We have also successfully leveraged the DFC Nordic Internet lending platform to offer loans in Poland and, in fiscal 2013, the Czech Republic and Spain using the "OK Money" brand.

In Poland, we offer relatively longer-term consumer installment loans through Optima, S.A. These loans have terms of approximately 40-50 weeks in duration with an average loan amount of $250 to $500. These loans include an in-home servicing feature. Customer sales and service activities are managed through an extensive network of local commission based representatives across seven provinces in Poland. We also operate a network of 28 retail financial services stores in Poland operating under the name "Money Now!", including 19 locations opened in fiscal 2013. Our Polish retail stores currently offer unsecured short term loans, gold buying, secured pawn lending, Western Union money transfer products and other financial services.

Our Strategy

Our business strategy is designed to capitalize on our competitive strengths and enhance our leading position in each of the markets in which we operate, to enter new markets and to strengthen our overall business. Key elements of our strategy include:

Growth through Disciplined Expansion and Acquisition

Since 1990, we have completed more than 100 acquisitions worldwide that have added over 900 company-owned financial services stores to our network, as well as new products, lending and other services platforms and expansion into additional countries, generally with a focus on serving the service sector workforce, small businesses and under-banked consumers. We intend to continue to grow our store network through de novo store development and key acquisitions while adhering to a disciplined selection process. We seek to carefully assess potential markets by analyzing demographic, competitive and regulatory factors, site selection and availability and growth potential to add new storefront locations during fiscal 2014 and beyond that offer unsecured short-term consumer loans, secured pawn loans, check cashing, gold buying, Western Union money transfer and money order products, prepaid debit cards, foreign currency exchange and other services, or a combination of any of these products and services. We plan to expand our secured gold jewelry lending in certain of our stores in the United States and Canada. In addition to adding new storefront locations, we intend to expand our financial services platforms to diversify revenue streams across geographies.

In addition to expanding our existing networks of financial services stores, we also intend to continue our efforts both to expand our business geographically as well as to diversify into new business lines and financial platform delivery methods that complement our existing businesses, or that otherwise present an opportunity to leverage our knowledge of our core customer segments. In fiscal 2012 and 2013, we leveraged the Internet lending platform of DFC Nordic and our other credit analytics knowledge and technology capabilities from our Month End Money, or MEM, business, to offer Internet lending in Poland, the Czech Republic and Spain. We believe we can further capitalize on this expertise and expand our Internet lending business to other countries.

In addition to seeking other geographic markets for Internet lending, we also continue to explore, and when appropriate, enter, new markets for retail operations. Our Sefina acquisition provided us with the opportunity to apply our collective knowledge from our secured pawn lending activities in the United Kingdom to Scandinavia, where Sefina was already the largest pawn lender in the market, to increase Sefina's business. This expertise will also assist us in the growth of our Romanian pawn lending business, Express Credit Amanet s.r.l., which we acquired in May 2013 and which furthers our Eastern European footprint when taken together with our Poland-based retail financial services and Internet lending businesses. Moreover, the March 2012 purchase of Super Efectivo provides an initial entry point into the Spanish market, and we believe we have a significant opportunity to expand our presence through additional store acquisitions supplemented with de novo store development. Since our initial acquisition of eight stores, we opened an additional 22 de novo stores. We believe that our investments and experience in Scandinavia, Eastern Europe and Spain will provide a platform for further expansion into other European countries.

Introduction of Related Products and Services

We offer a wide range of consumer financial products and services, and employ different channels to provide those products and services, designed to meet the demands of our customers in each of the markets in which we do business, including unsecured short-term consumer loans, secured pawn lending, check cashing, gold buying and Western Union money transfer services. To supplement these core products, we seek to provide high-value ancillary products and services, including foreign currency exchange and reloadable VISA® and MasterCard® prepaid debit cards. These products and services enable our customers to manage their personal finances more effectively, and we continue to expand our service offerings to our customers. For example, during fiscal 2009, we began providing gold buying services in the United Kingdom, and expanded these services to Canada and the United States in fiscal 2010. In fiscal 2011, we entered into partnerships with several cell phone providers for sales of pre-paid cellular phones in our retail stores in Canada. In fiscal 2012, we introduced secured pawn lending on gold jewelry in certain of our Canadian retail stores and in fiscal 2013 we expanded our Canadian pawn lending to 200 retail locations with further growth expected in fiscal 2014. Also in 2013, we began offering secured pawn lending on gold jewelry as a pilot in 32 of our U.S. retail stores and look to expand that product offering in fiscal 2014. Our broad product and geographic mix provides a diverse stream of revenue growth opportunities that we believe distinguishes us from others in our industry.

Capitalizing on our Enhanced Network and System Capabilities

With our operations across Europe, Canada and the United States, we believe that we are well-positioned to capitalize on economies of scale. Our centralized core support functions, including credit analytics, collections, call centers, field operations and service, loan processing and tax filing, enable us to generate efficiencies by improving collections and leveraging purchasing power with our vendors. We use our proprietary systems to support our customer relations, consumer lending and loan servicing activities, as well as to provide an efficient means to manage our internal reporting requirements and regulatory compliance activities. We plan to continue to take advantage of these efficiencies to further enhance our profitability. Furthermore, we intend to leverage these capabilities and efficiencies into other delivery platforms for our products.

Maintaining our Customer-Driven Retail Philosophy

We strive to maintain our customer-service-oriented approach and to meet the basic and diversified financial service needs of our customers. We believe our approach differentiates us from many of our competitors and is a key tenet of our employee training programs. In our retail locations, we offer extended operating hours in clean, attractive and secure store locations to enhance appeal and stimulate store traffic. In certain locations, we operate stores that are open 24 hours a day. Our Internet lending operations offer customers additional access to our unsecured short-term consumer loan and other products. To ensure customer satisfaction, we periodically send anonymous market researchers posing as shoppers to our stores to measure customer service performance. We intend to continue to develop ways to improve our performance, including incentive programs that reward employees for exceptional customer service.

Industry Leadership

We work to promote fair and equitable practices among the members of our industry, and strive to be an industry leader in promoting regulatory compliance. We take an active leadership role in numerous trade organizations in most of the jurisdictions in which we operate that represent our industry interests, promote best practices within the industry and foster strong working relationships with regulatory agencies with oversight for our markets and products. We are currently members of Consumer Finance Association, Consumer Credit Trade Association, the Credit Services Association and the National Pawn Association in the United Kingdom; the Canadian Payday Loan Association, the Community Financial Services Association of America; the Conference of Financial Companies in Poland; Svenska Pantbanksföreningen (Swedish Pawnbroker Association) in Sweden; and the Romanian Pawn Broking Association. Each of these organizations has adopted a code of conduct or practice among its members designed to promote responsible lending practices in the consumer and pawn loan industries and to ensure that customers have complete information about their loan and are treated fairly and in compliance with the laws applicable to their loan. We strictly adhere to each of those codes, and actively support and monitor the compliance of other group members with those guidelines.

Our Products and Services

The following chart illustrates our consolidated revenue from each of our products and services, as a percentage of total consolidated revenue, for fiscal 2013:



Revenue by Product
Gold Sales 6%
Pawn Service Fees and Sales 7%
Money Transfer Fees 3%
Check Cashing 11%
Unsecured Consumer Lending - e - Commerce 27%
Unsecured Consumer Lending - Retail 38%

For more information regarding our revenue by product, please see *"Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation"* and *"Item 8. Financial Statements and Supplementary Data"* in this Annual Report on Form 10-K.

Unsecured Consumer Loans

We originate unsecured short-term consumer loans at most of our retail financial service locations in the United Kingdom, Canada, the United States and Poland (where we also originate longer-term door step loans). We also offer unsecured short-term consumer loans via the Internet in the United Kingdom (where we also offer an installment loan product), Sweden, Poland, Spain, the Czech Republic and, until May 31, 2013, Finland, as well as in the provinces of Ontario, Alberta, Nova Scotia, Saskatchewan and British Columbia in Canada. Internet-originated loans are made by directing the customer to one of our websites, generally through direct and indirect online marketing.

The following table presents the aggregate principal amount of unsecured short-term consumer loans originated by each of our reportable segments during our last three fiscal years, including renewals and extensions of existing loans as separate transactions:

	Year Ended June 30,		
	2011	2012	2013
		(in millions)	
eCommerce	$ 340.3	$ 985.7	$1,021.6
Canada Retail	876.4	893.0	922.9
Europe Retail	511.1	603.9	648.7
United States Retail	480.8	507.6	533.6
Total	$2,208.6	$2,990.2	$3,126.8

For fiscal 2012 and 2013, we generated total revenues from unsecured consumer loans of $645.9 million and $728.3 million, respectively.

Our unsecured short-term consumer loan products provide customers with cash in exchange for a promissory note or other repayment agreement supported, in most cases, by the customer's personal check or an authorization to debit the customer's bank account for the amount due. The customer may repay the loan in cash or by allowing the check to be presented for payment by manual deposit or an electronic debit to the customer's bank account for the amount due.

Substantially all of our unsecured short-term consumer loans have a term of 45 days or less, with an average term of 25.0 days for loans originated on a consolidated basis during our fiscal year ended June 30, 2013. In our primary markets in the United Kingdom, Canada and the United States, the term of an unsecured short-term consumer loan generally correlates to the customer's next payday. In Europe, our customers are typically paid on a monthly basis, while customers in Canada and the United States are most often paid bi-weekly. As a result, loans that we originate in Canada and the United States generally are approximately 14 days in length, while in Europe loan terms are typically about 30 days in duration.

The average principal amount of unsecured short-term consumer loans originated across all of our business units globally is $500 or less. In most of the markets in which we operate, we charge a single fixed fee for the initial term of our unsecured short-term consumer loan products, which in most cases is assessed as a percentage of the principal amount of the loan and which does not vary based upon the duration or term of the loan. In some states in the United States, we charge interest on the principal amount lent as well as additional transaction or origination fees, consistent with applicable law. For the initial term, our loan fees, on a consolidated basis across all of our business units, range from approximately $13 to $34 per $100 lent.

We bear the entire risk of loss related to the unsecured short-term consumer loans that we originate. We manage our underwriting risk with respect to our unsecured loan portfolio on a global, as well as a business unit, basis. Our global and local credit groups, comprised of experienced and highly educated individuals in academic fields such as finance, statistics, mathematics and economics, are responsible for monitoring customer loan and collections performance using real-time lending and collections performance data. In conjunction with local business unit expertise, our credit groups continually revise our lending criteria and customer scoring models based on current customer and economic trends, and have the ultimate ability to implement changes to business unit point-of-sale systems as necessary.

Customer information is automatically, in our online businesses, and, manually, in our retail businesses, screened for legal age, employment, income and expenditure levels, ownership of a bank account, residence in the jurisdiction in which a loan is originated and fraud. Based on this information and additional derived indicators, a loan application is systematically reviewed using our proprietary scoring systems and criteria to approve a requested loan amount with respect to, or otherwise to decline, the application. In some cases, additional information may be required from the applicant prior to making a loan decision. Additional derived indicators include information obtained from internally collected data on customers' behavior, as well as data from third-party credit reporting services such as TransUnion, Experian, Equifax and CallCredit.

We have developed proprietary predictive scoring models for our businesses which employ advanced statistical methods that incorporate the performance of our loan portfolio over our history in order to ensure systematic compliance and standards are applied to applicants. Upon initial qualification, we apply those predictive scoring models to offer our customers unsecured loans in an appropriate amount to enhance their affordability and their likelihood to repay their loans. Furthermore, in some jurisdictions in which we operate, such as in several U.S. states and Canadian provinces, maximum loan amounts are determined by local law and regulations based on a customer's income level. Once a loan is approved, the customer agrees to the terms of the loan and the amount borrowed is typically paid to the customer in cash or, in the case of Internet-based loans, directly deposited into the customer's bank account.

Where concurrent loans to a single customer are prohibited by law (such as in Canada and in most states in which we operate in the United States), and otherwise as a part of the underwriting processes that we employ in all of our business units outside the United Kingdom, we do not permit customers to have more than one unsecured short-term consumer loan outstanding with us at the same time.

In the United Kingdom, each of our retail and online business units either limit a customer to one outstanding loan at any given time, or offer a customer credit up to a fixed credit limit, allowing that customer to enter into one or more concurrent loans with an aggregate principal amount not exceeding that credit limit. It is possible for a customer to have loans with more than one of our U.K.-based retail and online business units at the same time. The application for a new loan by a customer who currently has a loan outstanding with one of our businesses in the U.K. is evaluated within our normal underwriting criteria (including review of the customer's credit report), which depending on the information provided by the customer in response to its affordability assessment, may or may not take into account the customer's current aggregate indebtedness to us across our U.K. businesses.

Where permitted by applicable law, we generally allow customers to repay a loan on or before its due date, and then to enter into a subsequent new loan with us, provided that the prior loan is repaid with the customer's own funds, and not with the proceeds of another loan made by us. Consequently, a customer may have a consecutive series of short-term loans with us for the same amount and otherwise on nearly identical terms that together extend over many months as a result of repaying one loan and immediately taking out another loan. We categorize each such transaction as a separate and distinct loan, even when the transactions are virtually simultaneous and the amount and the terms are identical.

Where permitted by law, our customers may choose to "roll over" or extend the duration of a loan on or before its due date for an additional term, without any other change in the credit terms of the loan, by agreeing to pay the current finance charge. Rollovers are prohibited under applicable Canadian law, and we therefore do not permit our Canadian customers to extend the terms of their loans for any reason (other than a limited exception in British Columbia for extended payment plans under certain circumstances). Similarly, we do not offer customers of our U.S. businesses the option to extend the terms of their loans other than in the approximately 26 retail stores that we collectively operate in Louisiana (which allows for the extension of a loan upon the payment by the customer of at least 25% of the outstanding principal amount plus accrued financing charges), Alaska (which allows for up to two extensions of a single payment loan), and Missouri (which by law requires us to allow a customer to renew a loan up to 6 times upon a minimum payment of 5% of the outstanding principal amount).

Although our retail and online business units in the United Kingdom have historically permitted customers to roll over or extend the duration of unsecured loans based upon differing criteria, effective November 26, 2012, all of our U.K. business began adhering to an underwriting policy (required as of such date under the code of conduct of the Consumer Finance Association, of which we are a charter member) allowing a customer to roll over or extend the duration of a loan on no more than three occasions upon the payment of only the accrued and outstanding finance charges as of the time of the extension, and subject to affordability testing for each subsequent loan.

Our online business in Sweden also allows customers, upon the payment of all accrued but unpaid finance charges plus an additional finance charge, to extend the term of a loan for one additional period (typically 14 days). Our online business in Finland, which offered short-term consumer loans until May 31, 2013, adhered to this practice as well.

Our longer-term unsecured loans in Poland include a convenient in-home servicing feature, whereby loan disbursement and collection activities take place in the customer's home according to a mutually agreed upon and pre-arranged schedule. The in-home loan servicing concept is well-established and accepted within Poland and Eastern Europe. Customer sales and service activities are managed through an extensive network of local commission based representatives and market managers across ten provinces in northern and western Poland.

We do not track on a consolidated basis across all of our business units the number or principal amount of unsecured consumer loans which are rolled over or extended or paid and replaced with a new loan, as we consider the aggregate dollar amount of all loans originated or outstanding, whether on a consolidated basis or in a particular reportable segment, as well as the default rates on our loans, to be more meaningful financial metrics for the management of our business. We do, however, consider a customer's history with us when making an underwriting decision regarding a new loan to that customer.

We consider customers who have remained current in their obligations with us, whether by repaying their loans within the original terms or, where permitted by law, by rolling over or extending the terms of their loans upon payment of the outstanding fees, to be in good standing with us, and we will generally lend increasingly larger principal amounts to such repeat customers. Conversely, we lend smaller principal amounts to new customers, with whom we have no prior history and for whom we typically experience higher default rates.

As of June 30, 2013, we had approximately $229.9 million of unsecured consumer loans outstanding and $100.8 million of unsecured consumer loans that were considered to be in default (which excludes loans that have been charged off the balance sheet). The amount of loans considered to be in default represents 30.5% of all unsecured consumer loans as of June 30, 2013.

Because our revenue from our global consumer lending activities is generated through a high volume of small-value financial transactions, our exposure to loss from a single customer transaction is minimal. Collection activities are, however, an important aspect of our global operations, particularly with respect to our unsecured short-term consumer loan products due to the number of loans in default.

We operate centralized collection centers to coordinate a consistent approach to customer service, ensure local regulatory compliance and leverage advanced technology collection tools in each of our markets. We use automated payment methods, such as continuous payment authority and ACH debits of customer's accounts, for both on-time payments by customers and for delinquent accounts. We use a variety of collection strategies to satisfy a delinquent loan, such as readily accepting local consumer hardship programs, in-house settlements and payment plans. Call center employees contact customers following the first missed payment and periodically thereafter in compliance with applicable law. Our primary methods of contacting customers with loans in default are through phone calls and correspondence. In some instances, we sell loans that we are unable to collect to debt collection companies.

Secured Pawn Lending

We offer secured pawn loans through our retail stores in Sweden, Finland, Spain and Romania, at most of our retail locations in the United Kingdom, approximately 200 retail locations in Canada and 32 retail locations in the United States. We also operate four traditional pawn shops in Edinburgh and Glasgow, Scotland, and nine high-end pawn shops in London and other major cities in the United Kingdom, plus one additional shop in Madrid, Spain, under the Suttons & Robertsons brand specializing in high value gold jewelry, watches and diamonds. As of June 30, 2012 and 2013, we had approximately $153.9 million and $160.9 million, respectively, of outstanding secured pawn loans. For fiscal 2012 and fiscal 2013, we generated total revenues from secured pawn lending of $80.9 million and $81.9 million, respectively.

When receiving a pawn loan, a customer pledges personal property to us as security for the loan. We deliver a pawn transaction agreement to the customer, along with the proceeds of the loan. The customer agrees to pay a finance and service charge to compensate us for the use of the funds loaned and to cover direct operating expenses related to the pawn transaction. The finance and service charge is typically calculated as a percentage of the pawn loan amount based on the size and duration of the transaction, as permitted by applicable law. If the customer does not repay the loan and redeem the property, the customer forfeits the property to us, and we dis-

pose of the property. We do not have recourse against the customer for the pawn loan. We rely on the disposition of the pawned property to recover the principal amount of an unpaid loan, plus a yield on the investment. As a result, the customer's creditworthiness is not a significant factor in the loan decision, and a decision not to redeem pawned property does not affect the customer's personal credit status.

Depending on location, we estimate that over 80% of the items pawned to us are gold-based items such as jewelry, and have a per item fair value of approximately $600-$1,000, with the exception of our Suttons & Robertsons business in the United Kingdom, which accepts pledges that are significantly in excess of that amount, with fair values of up to GBP 1.0 million. We have in-store testing equipment to evaluate the purity and weight of the gold items presented for pawn which we believe allows us to obtain a higher level of certainty regarding the pledged item's fair value. The amount actually loaned in a pawn lending transaction is based on the fair value of the pledged item, and is generally 50% to 80% of the appraised fair value of the pledged item. This variability is due to a variety of factors, including the potential for decreases in the appraised value and individual market conditions. The average term of a pawn loan is six months or less.

Our historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of our pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer fails to reclaim his or her property by repaying the loan, the pledged item is, within several weeks of the customer's default, sold at auction or to a smelter, or offered for sale in our retail stores or through wholesalers. To the extent that the amount received upon such sale is in excess of the original loan principal plus accrued interest and fees, we return that excess amount received over and above our recorded asset to the customer in accordance with applicable law.

Check Cashing

Customers may cash all types of checks at our check cashing locations, including payroll checks, insurance proceeds checks, government checks and personal checks. In exchange for a verified check, customers receive cash immediately and do not have to wait several days for the check to clear a bank. Before we distribute cash, we verify both the customer's identification and the validity of the check, occasionally using multiple sources, as required by our standard verification procedures. Customers are charged a fee for this service, which is typically calculated as a percentage of the face value of the check. The fee varies depending on the size and type of check cashed as well as the customer's check cashing history at our stores.

The number and aggregate face value of checks that we have cashed at our stores has continued to decline in recent years in all of our core markets. Studies by the U.S. Federal Reserve Board and others suggest that electronic payments are replacing a portion of the paper checks of the types historically cashed by our customers. Moreover, we believe that the recent global economic downturn, which has affected all of the countries in which we operate, and continuing high unemployment rates, have significantly contributed to the decline in our check cashing business. In response to these developments, we are increasingly focusing on cashing payroll and commercial checks, which tend to have higher face values and therefore result in higher check cashing fees than personal and government checks.

For fiscal 2012 and fiscal 2013, we generated revenue from check cashing of $138.7 million and $128.0 million, respectively.

Other Retail Services and Products

In addition to unsecured short-term consumer loans, secured pawn lending and check cashing services, we offer our customers a variety of financial and other products and services at our retail financial services locations. These services, which vary from store to store, include Western Union money order and money transfer products, gold buying, foreign currency exchange and reloadable VISA or MasterCard prepaid debit cards.

Money Transfers. Through a strategic alliance with Western Union in Europe, Canada, and the United States, our customers can transfer funds to or from any location in the world providing Western Union money transfer services. Western Union currently has approximately 520,000 agents in more than 200 countries throughout the world. We receive a percentage of the commission charged by Western Union

for each money transfer transaction. For fiscal 2012 and fiscal 2013, we generated revenue from money transfers of $38.4 million and $36.7 million, respectively, primarily at our retail financial services stores in the United Kingdom, Canada, and the United States.

Gold Buying. In a majority of our retail financial services stores, we purchase gold and other precious metals from customers, typically in the form of jewelry, and sell these items to smelters or other third parties or, in the case of jewelry and other marketable items, offer them for retail sale in certain of our stores. For fiscal 2012 and fiscal 2013, we generated revenue from gold and other metals purchases of $70.9 million and $63.3 million, respectively.

Foreign Currency Exchange. We offer foreign exchange services in many of our retail financial services stores. We derive foreign currency exchange revenues through the charging of a transaction fee, as well as from the margin earned from purchasing foreign currency at wholesale exchange rates and buying and selling foreign currency to customers at retail exchange rates. For fiscal 2012 and fiscal 2013, we generated revenue from foreign currency exchange of $20.6 million and $24.4 million, respectively.

Prepaid Debit Cards. We offer reloadable Visa-branded prepaid debit cards in Canada and the United States, and MasterCard-branded prepaid debit cards in the United Kingdom, in each case as an agent for third party issuing banks. For fiscal 2012 and fiscal 2013, we generated revenue from prepaid debit card sales of $20.9 million and $18.5 million, respectively.

Operations

Facilities and Hours of Operation

As part of our retail and customer-driven strategy, we seek to present a clean, attractive and secure environment, and an appealing format for our retail financial services stores. We follow a set of market survey and location guidelines when selecting store sites in order to ensure that our stores are placed in desirable locations near our core customers. Size varies by location, but our stores are generally 1,000 to 1,400 square feet in size, with approximately half of that space allocated to the customer service representative and back office areas. Operating hours vary by location, but are typically extended and designed to cater to those customers who, due to work schedules, cannot make use of "normal" banking hours. In certain locations, we operate stores, seven days per week and 24 hours a day. Furthermore, our online and other remote platforms offer our customers additional convenient access to our unsecured short-term consumer loan and other products.

Structure

Our executive leadership is based at our corporate headquarters in Berwyn, Pennsylvania, and is responsible for our overall strategic direction. This corporate headquarters also houses global strategy, global business development and acquisitions, corporate finance, investor relations, global compensation and benefits, global credit, global enterprise risk management, technology and legal functions, as well as global compliance functions, including internal audit, risk management, and privacy. We also maintain administrative offices in each of the geographical markets in which we operate, where business unit management and support staff reside.

In each country in which we operate a network of stores, we maintain a store-management organization that is responsible for the day-to-day operations of the retail financial services stores in that country. District managers (or the local equivalent title) are directly responsible for the oversight of our store managers and store operations. Typically, each district manager oversees eight to ten stores. Each district manager reports to a regional vice president (or the local equivalent title) who typically supervises approximately five district managers. The regional vice presidents report to the head of operations in each of our divisional corporate offices.

Our global eCommerce team has responsibility for our Internet lending businesses in the United Kingdom, Canada, Finland, the Czech Republic, Poland and Spain, and functions from administrative facilities principally in the United Kingdom and Finland, and for our Canadian Internet lending business, in Canada. The operational and support teams report to the President, eCommerce, who reports directly to the Company's President and Chief Operating Officer.

We have centralized facilities in the United Kingdom, Canada, the United States, Scandinavia and Poland to support our consumer lending activities in each of those countries. Our staff at each of these locations performs inbound and outbound customer service for current and prospective consumer loan customers, including collections for past-due consumer loans. Our management at these facilities includes experienced call-center operations, customer service, information technology and collections personnel. We believe that these centralized facilities have helped us both to improve our loan servicing significantly and to manage credit losses on loans originated by us, and significantly enhances our ability to manage the compliance responsibilities related to our consumer lending operations in the markets in which we operate. We believe that our ongoing investment in, and organization-wide focus on, our compliance practices provides us with a competitive advantage relative to many other companies in our industry.

Technology

We maintain enterprise-wide and business unit level transaction processing computer networks. We believe that these systems improve our customer service by reducing transaction time and allow us both to manage our loan-collection efforts and returned-check losses better and to comply with regulatory recordkeeping and reporting requirements.

We continue to enhance our point-of-sale transaction processing systems, which are composed of networked hardware and software packages with integrated database and reporting capabilities. Our point-of-sale systems provide our stores with instantaneous customer information, thereby reducing transaction time and improving the efficiency of our credit-verification and check cashing processes. We also utilize enhanced centralized loan-management and collection systems that provide improved customer service processing and management of loan transactions. These loan-management and collection systems use integrated automated clearinghouse payment and returns processing, which facilitates faster notification of returns and faster clearing of funds as well as utilizing electronic document-processing technology to reduce both processing and loan-closing times. Our point-of-sale systems, together with the loan-management and collection systems, have enhanced our ability to offer new products and services and overall customer service. In addition, our loan-management system integrates with the websites through which we offer Internet-based loans and also performs automated underwriting functions necessary to originate online loans. We continue to invest in the online loan-management system to improve the online experience for our customers and increase the speed and efficiency with which loan decisions are made and funds are electronically dispersed.

Security

Robbery and employee theft are significant operational risks that we face. We have sought to deploy extensive security and surveillance systems, dedicated loss prevention and security personnel and management information systems throughout our operations to address areas of potential risk. We believe that our systems are among the most effective in our industry. Accordingly, net security losses represented 0.2% of total revenues for each of fiscal 2012 and fiscal 2013.

To protect against robbery, most store employees work behind bullet-resistant glass and steel partitions, with back office, safe and computer areas locked and closed to customers. Security measures in each of our stores include safes, electronic alarm systems monitored by third parties, control over entry to teller areas, detection of entry through perimeter openings, walls and ceilings, as well as tracking of all employee movement in and out of secured areas and closed-circuit television monitoring. Employees use devices to ensure safety and security whenever they are outside the secure teller area. Additional security measures include sophisticated alarm systems, remote control over alarm systems, arming/disarming and changing user codes and mechanically and electronically controlled time-delay safes. Because we handle cash and negotiable instruments at our locations, daily monitoring, an internal auditing program including periodic unannounced store audits and cash counts at randomly selected locations, and immediate responses to irregularities are employed by us in combating defalcations.

Advertising and Marketing

We employ a variety of media to advertise the products and services that we offer in our retail financial services stores and online, including point of purchase and in-store promotions, mass media including television and radio advertisements, electronic media including text messaging, e-mail campaigns, search engine marketing and web site marketing, and community activities, which we believe allows us to become a trusted part of the community with locally designed and executed programs like charity fundraisers and sponsorship of community events. The nature and type of advertising employed differs by geographical market and the products we are seeking to emphasize. Our in-store and online transaction databases allow us to develop direct marketing strategies to communicate to existing customers and prospective customers who have similar demographic characteristics. We actively measure and conduct testing of our advertising programs to ensure we achieve a positive return on investment.

Proprietary Rights

We hold the rights to a variety of service marks relating to the financial services that we provide in our financial services stores and in our other businesses. In addition, we maintain service marks relating to the various names under which our stores and Internet businesses operate. Some of our registered trademarks include The Money Shop®, Money Mart®, InstaCheques®, The Check Cashing Store®, Momentum®, Month End Money®, Payday UK®, Payday Express®, Sefina®, Helsingin Pantti℠ , EasyTax®, Optima®, Suttons & Robertsons®, Money Now! ®, OK Money®, Super Efectivo®, Express Credit Amanet® and MILES®.

Franchises

As of June 30, 2013, we had 23 franchise and agent locations in the United Kingdom and ten franchise locations in Canada. These locations are subject to franchise or agent agreements with us that have varying durations and have been negotiated individually with each franchisee. In the United Kingdom, we have initiated the termination of our franchise program according to the terms of our contracts with all franchisees, and the remaining franchises will terminate and cease offering our products and services at these locations by August 31, 2013. We are not actively marketing franchises in any of our markets.

Employees

As of June 30, 2013, we employed approximately 6,600 persons worldwide, consisting of 1,100 persons in our accounting, management information systems, legal, human resources, treasury, finance, compliance and administrative departments, and 5,500 persons in our retail stores and online operations and other operational functions, including customer service representatives, store managers, regional supervisors, operations directors and store administrative personnel. Other than a small number of our employees in Europe, none of our employees are represented by a labor union or organized employee group, and we believe that our relations with all of our employees are good.

Competition

We face significant competition in each of the countries in which we operate, and for each of the services and products that we offer in those countries. Our industry includes companies that offer automated check cashing machines and franchised kiosk units that provide check cashing and money order services to customers, which can be located in places such as convenience stores, bank lobbies, grocery stores, discount retailers and shopping malls, and we compete with Internet-based financial services providers as well. There are a number of factors influencing customers' selection of a financial services company in our industry, including, principally, convenience, hours of operations, accessibility, speed of access to funds and other aspects of customer service, as well as the pricing of products and services.

Because we currently operate in ten countries, and intend to enter into additional markets, we face different competitive conditions across our operations. Competition is driven in part by the demographics of the potential customer base in each market, laws and regulations affecting the products and services we offer in a particular country or regional jurisdiction, platforms from which services are provided, and socio-economic factors present in each market.

Current trade association information indicates that the United Kingdom market for small, unsecured short-term consumer loans is served by approximately 1,200 retail store locations, which include check cashers, pawn brokers and home-collected credit companies, in addition to approximately 30 online lenders. Barriers to entry for new non-bank lenders are low, particularly for new online lenders who may use third-party generated leads and technology, and outsourced back-office support.

The finalization of provincial regulations in Canada for unsecured short-term consumer loans has caused certain existing competitors to expand their operations and some U.S.-based competitors have entered the Canadian market. Notwithstanding this increased competition, we believe that the size of our store network and strength of our brands in Canada, as well as the regulations adopted by a majority of the Canadian provinces in which we do business, including Ontario, British Columbia and Alberta, present an opportunity to leverage our multi-product retail platform and to improve our share of the Canadian market.

In the United States, our industry is highly fragmented. According to Financial Service Centers of America, Inc., there are approximately 13,000 neighborhood financial service centers and, according to published equity research estimates by Stephens Inc., an investment banking firm, there are approximately 20,000 short-term lending stores. There are several public companies in the United States with large networks of stores offering unsecured short-term loans, as well as several large pawn shop chains offering such loans in their store networks in the United States. Like check cashing, there are also many local chains and single-unit operators offering single-payment consumer loans as their principal business product.

In Sweden, we believe that the market for pawn lending currently includes approximately 60 stores. We believe the Finnish market for pawn lending industry includes approximately 30 stores. Short-term unsecured consumer lending in Finland has been generally curtailed due to regulatory changes effective June 1, 2013, however, there were previously approximately ten to 20 Internet-based unsecured short-term consumer lending competitors of ours and we believe that some of those former competitors, like us, are seeking to introduce new products that meet the new regulatory requirements.

In Spain, where our business is focused on pawn-lending and gold buying, the industry is also fragmented. Pawn-lending has deep historic and cultural roots in Spain, and the business has grown due to the country's economic uncertainty and the population's need for cash. Our main competitor is the Montes de Piedad, owned by the second largest social bank in Spain, and there are also many independent and small chain gold traders and pawnbroking operators in the country. The pawnbroking and gold buying industry in Romania is similarly fragmented, with the vast majority of operators being independent, small shops or chains.

In countries other than the U.K. and Canada where we currently offer short-term consumer loans through the Internet, namely Poland, the Czech Republic and Spain, the competitive landscape in these online markets generally consists of 10-20 lenders offering similar products. In addition, there are several competitors offering longer-term consumer lending products and alternative financial products. Many of our competitors are active across all three markets. We believe that these markets remain underdeveloped and additional competitors will seek entry into the short-term consumer lending space. However, we anticipate that the combination of our technology, online marketing experience, operational capabilities and ability to leverage centralized groups for support will allow us to obtain market share.

Generally, in addition to other check cashing stores, consumer lending stores and other financial services platforms (including those offering home credit products, rent-to-own products and title or logbook loans) in the countries in which we operate, our competitors include banks and other financial services entities, as well as retail businesses, such as grocery and liquor stores, which often cash checks for their customers. Some competitors, primarily grocery stores, do not charge a fee to cash a check. However, these merchants generally provide this service to certain customers with solid credit ratings or for checks issued by highly recognized companies, or those written on the customer's account and made payable to the store.

Regulation

We are subject to regulation by foreign, federal, state and other local governments that affects the products and services we provide. In general, this regulation is designed to protect consumers who deal with us and not to protect the holders of our securities, including our common stock. In particular, we are subject to the regulations

described below as well as regulations governing currency reporting, privacy and other matters described elsewhere in this Annual Report on Form 10-K, including under "*Item 1A — Risk Factors*". We work to promote fair and equitable practices among the members of our industry, and strive to be an industry leader in promoting regulatory compliance.

Consumer Lending

Canada's federal usury law permits each province to assume jurisdiction over, and the development of, laws and regulations of unsecured short-term consumer loan products such as ours. To date, the provinces of Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Saskatchewan have passed legislation regulating unsecured short-term consumer lenders and each has, or is in the process of, adopting regulations and rates consistent with those laws. In general, these regulations require lenders to be licensed, set maximum limits on the charges to the consumer for a loan and regulate collection practices. We believe that the unsecured short-term consumer loan products that we currently offer in each regulated province conform to the applicable regulations of such province. We do not offer unsecured short-term consumer loans in Quebec or Newfoundland, though we have piloted a multi-payment term loan product in Newfoundland.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which we refer to as the OFT, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning on July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe that we have complied with these regulations where we were not already registered by HM Revenue and Customs.

The OFT has issued Irresponsible Lending Guidance, or the ILG, which outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. In February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we were among approximately 50 companies offering unsecured short-term consumer loans for which the OFT conducted onsite inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite review of our U.K. operations in late fiscal 2012. Furthermore, we have provided the OFT with a response to a comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. The OFT issued its final report on the outcome of its sector review in March 2013. In that report, the OFT indicated that it would be writing to all of the approximately 50 largest lenders in a staggered timeframe with its findings following the on-site inspections of these lenders. Our operating subsidiary which holds the consumer credit license for our Payday UK ® business received its letter from the OFT and submitted its report confirming compliance with the OFT by the May 28, 2013 deadline. Our operating subsidiaries holding the consumer credit licenses for our Payday Express ® and The Money Shop businesses also received their letter and submitted their reports confirming compliance with those letters by the July 17, 2013 deadline. While each of these letters had different requirements specific to the particular business, overall, the letters both specifically and generally advised on required actions in the following categories: advertising and marketing; pre-contract information and explanations; affordability assessments; rollovers (including deferred refinance and extended loans); forbearance and debt collection; and regulatory and other compliance issues. The reports submitted by these subsidiaries included a confirmation in the view of the independent auditor, that the independent auditor was reasonably assured that all three businesses were compliant with the requirements of their respective letters from the OFT. All relevant business units in the United Kingdom are also evaluating the contents of the final OFT report as they relate to our lending operations in the United Kingdom.

The OFT also updated its Debt Collection Guidance in October 2011, and, in November 2012, issued guidance regarding the use of continuous payment authority. Under that guidance, we will be required to more specifically disclose to customers the use of continuous payment authority, including the amount(s) that may be

deducted, the frequency of use, and the basis for taking partial payments. Additionally, the OFT's guidance will require us to suspend the use of continuous payment authority to collect defaulted debts from a customer who we believe to be experiencing financial hardship, based in part on our reasonable attempts to discuss the defaulted debt with the customer. As we continue to evaluate all of these regulatory developments in the United Kingdom, we may consider or be required to make additional changes, to our lending and collection practices, but it is too soon to estimate the likely impact of any such changes.

In March 2013, the OFT issued a consultation document outlining the OFT's proposals to refer the single payment lending sector in the United Kingdom to the Competition Commission for review. The OFT announced on June 27, 2013 that it had decided to refer the sector to the Competition Commission as the OFT has concerns that there are features of the sector which are operating in a way to distort competition in the market on a number of grounds. The Competition Commission has written to certain of our U.K. operating subsidiaries (along with other lenders in the sector) requesting information and documentation, which we supplied by the July 19, 2013 deadline. The Competition Commission's review of the sector may continue until June 2015.

In addition to the foregoing, in the United Kingdom, the OFT will transfer regulatory authority over consumer credit regulation to the new Financial Conduct Authority (FCA) on April 1, 2014. We cannot yet determine what impact, if any, this change in regulatory oversight will have on our business.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law, under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission to the Finnish Parliament of proposed legislation seeking to impose more stringent rules for the micro-lending market, including interest rate caps or other limitations on the availability of micro-loans online, the Ministry of Justice nominated a working group to review the existing regulatory framework in Finland, including regulations affecting our Finland-based subsidiary, DFC Nordic Oyj. On September 11, 2012, after a consultation period which resulted in several potential modifications to the working group's proposals, a bill was introduced in the Finnish Parliament to restrict the interest rate on loans less than EUR 2,000 to an annual percentage rate that cannot exceed the European Central Bank rate by more than 50%. This amendment to the Finnish Consumer Protection law, including the interest rate limit and enhanced obligations for lenders to evaluate consumer creditworthiness, was ratified by the Finnish Parliament and the President of Finland and became effective on June 1, 2013. As a result of this law, we ceased originating our short-term consumer loan product and in May 2013, we introduced a new consumer credit line product to replace the Internet-based short-term loan product in Finland. We are also evaluating the possibility of launching new alternative products which would comply with the amended law.

Unsecured short-term consumer loan products are subject to a variety of regulations at the federal, state and local levels in the United States. Currently, unsecured short-term consumer loan products are primarily regulated at the state level. Several states prohibit certain unsecured short-term consumer loan products and, as a result, we only offer check cashing and other non-loan products in those states. In other states in which we operate, applicable laws and regulations typically limit the principal amount that we may offer and the maximum fees that we may charge on our unsecured short-term consumer loans. Some states also limit a customer's ability to renew an advance and otherwise require certain consumer disclosures. These regulations in many cases also specify minimum and maximum maturity dates and, in some cases, impose mandatory "cooling off" periods between transactions. We believe that our unsecured short-term consumer loan products are in compliance with the applicable laws and regulations of the states in which we offer such products.

At the United States federal level, the Truth-in-Lending Act, the Equal Credit Opportunity Act, the Fair Credit Reporting Act, the Fair Debt Collection Practices Act, and the Gramm-Leach-Bliley Act, and the regulations promulgated pursuant to each, impact our unsecured short-term consumer loan products. Among other things, these laws and regulations require disclosure of the principal terms of each transaction to every customer, including the dollar amount of finance charges and the applicable imputed annual percentage rate, prohibit false or misleading advertising, prohibit discriminatory lending practices and prohibit unfair credit practices.

Also in the United States, the Consumer Financial Protection Bureau (the "CFPB") has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. Under the CFPB's short-term lending supervision program, which aims to ensure that short-term

lenders are following federal consumer financial laws in their U.S. operations, the CFPB gathers information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The CFPB completed an on-site review of our U.S. retail operations in early fiscal 2013. As a result of the CFPB review, we are taking corrective action to address the CFPB's findings by improving our operating and compliance procedures, controls and systems.

Separately, the CFPB reviewed DFS' MILES program in fiscal 2013. As a result of this examination, the CFPB cited violations by DFS of the Consumer Financial Protection Act for deceptively marketing the prices and scope of certain add-on products. Without admitting or denying any of the facts or conclusions of the review, DFS agreed to a consent order with the CFPB to amend its practices to meet the requirements set forth by the CFPB, and to provide financial redress in the form of a $3.3 million restitution fund to be distributed to past and current DFS customers.

In addition to these supervisory and enforcement powers, the CFPB may also exercise regulatory authority over the products and services that we offer in the United States. Unsecured short-term consumer loans have also been the subject of several other proposed bills in the U.S. House and Senate that would impose limits on the interest and fees on such products. To date, none of these bills have moved past committee review.

Check Cashing

In the United Kingdom, as a result of the Cheques Act of 1992, banks must refund the fraudulent or dishonest checks that they clear to the maker. For this reason, banks have invoked more stringent credit inspection and indemnity criteria for businesses such as ours. Additionally, in 2003, the Money Laundering Regulations of 1993 were enhanced, requiring check cashing, money transfer and foreign currency exchange providers to be licensed, and in 2007, they were further enhanced to require background checks of persons running such businesses as a requirement of granting a license. We believe that we currently comply with these rules and regulations.

In Canada, the federal government generally does not regulate check cashing activities, nor do the provincial governments generally impose any regulations specific to the check cashing industry. The exceptions are the provinces of Québec, where check cashing stores are not permitted to charge a fee to cash government checks, and Manitoba, where the province imposes a maximum fee to cash government checks.

To date, regulation of check cashing fees in the United States has occurred on the state level. We are currently subject to fee regulation in seven states in which we operate: Arizona, California, Hawaii, Louisiana, Ohio, Pennsylvania and Florida, where regulations set maximum fees for cashing various types of checks. Our check cashing fees comply with applicable state regulations. Some states, including California, Ohio, Pennsylvania and Washington, have enacted licensing requirements for check cashing stores. Other states, including Ohio, require the conspicuous posting of the fees charged by each store. A number of states have also imposed recordkeeping requirements, while other states require check cashing stores to file fee schedules with state regulators.

Currency Reporting

The Financial Transactions and Reports Analysis Centre of Canada is responsible for ensuring that money services businesses comply with the legislative requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act. The Proceeds of Crime (Money Laundering) and Terrorist Financing Act requires the reporting of large cash transactions involving amounts of CAD 10,000 or more received in cash and international electronic funds transfer requests of CAD 10,000 or more. This act also requires submitting suspicious transaction reports where there are reasonable grounds to suspect that a transaction is related to the commission of a money laundering offense or to the financing of a terrorist activity. We believe that we are in compliance with the requirements of the Proceeds of Crime (Money Laundering) and Terrorist Financing Act.

The Terrorism Act of 2000 and the Proceeds of Crime Act 2002 expanded, reformed and consolidated the United Kingdom's criminal money laundering offenses. The Money Laundering Regulations of 2003 impose certain reporting and record keeping requirements on persons and businesses in the regulated sector. Her Majesty's Revenue and Customs has the responsibility for enforcing the regulations. The regulations require that iden-

tity is taken for any person carrying out single or apparently linked transactions exceeding the GBP equivalent of EUR 15,000 and for the cashing of any third-party check, in any amount. Additionally, regulations require the submission of suspicious transaction reports to the Serious Organized Crime Agency whenever there is a transaction which is inconsistent with a customer's known legitimate business activities or with normal business for that type of account. We have existing procedures to remain in compliance with these requirements and believe that we are in compliance with these regulatory requirements.

Regulations promulgated by the U.S. Treasury Department under the Bank Secrecy Act require reporting of transactions involving currency in an amount greater than $10,000, and maintenance of records regarding the purchase of money orders and wire transfers for cash in amounts from $3,000 to $10,000. In general, every financial institution must report each deposit, withdrawal, exchange of currency or other payment or transfer that involves currency in an amount greater than $10,000. In addition, multiple currency transactions must be treated as a single transaction if the financial institution has knowledge that the transactions are by, or on behalf of, any one person and result in either cash in or cash out totaling more than $10,000 during any one business day. We believe that our point-of-sale system and employee training programs support our compliance with these regulatory requirements.

Also, money services businesses are required by the Money Laundering Suppression Act of 1994 to register with the U.S. Treasury Department. Money services businesses include check cashers and sellers of money orders. Money services businesses must renew their registrations every two years, maintain a list of their agents, update the agent list annually and make the agent list available for examination. In addition, the Bank Secrecy Act requires money services businesses to file a Suspicious Activity Report for any transaction conducted or attempted involving amounts individually or in total equaling $2,000 or greater, when the money services businesses knows or suspects that the transaction involves funds derived from an illegal activity, the transaction is designed to evade the requirements of the Bank Secrecy Act or the transaction is considered so unusual that there appears to be no reasonable explanation for the transaction. The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, or the PATRIOT Act, includes a number of anti-money-laundering measures designed to assist in the identification and seizure of terrorist funds, including provisions that directly impact check cashers and other money services businesses. Specifically, the PATRIOT Act requires all check cashers to establish certain programs designed to detect and report money laundering activities to law enforcement. We believe we are in compliance with the PATRIOT Act. The U.S. Treasury Department's Office of Foreign Assets Control administers economic sanctions and embargo programs that require assets and transactions involving target countries and their nationals (referred to as "specially designated nationals and blocked persons") be frozen. We maintain procedures to assure compliance with these requirements.

In our other geographic markets, we are required to follow local anti-money laundering and transaction reporting laws and regulations, but due to the fact that most of our transactions are small in value, the reporting requirements are typically minimal and are focused on business transactions other than consumer lending (mainly check cashing and money transfer).

Privacy of Personal Information

We are subject to a variety of foreign, federal, state and other local laws and regulations restricting the use and seeking to protect the confidentiality of identifying and other personal consumer information. We believe that the procedures and systems that we maintain safeguard such information as required.

Improper Payments to Government Officials

We are subject to various laws and regulations, including the Foreign Corrupt Practices Act in the United States and The Bribery Act 2010 in the United Kingdom, that prohibit improper payments or offers of payments to anyone, including foreign governments and their officials and political parties by persons and issuers as defined by the statute for the purpose of obtaining or retaining business. We maintain policies and safeguards to discourage these practices by our employees and follow standards of conduct for our business throughout Europe and North America, including the prohibition of any direct or indirect payment or transfer of company funds or assets to suppliers, vendors, or government officials in the form of bribes, kickbacks or other payoffs.

Corporate Information

DFC Global Corp. is a Delaware corporation formed in 1990. Prior to August 2011, our corporate name was "Dollar Financial Corp." We operate our store networks and Internet businesses through our direct and indirect wholly-owned foreign and domestic subsidiaries. Our principal executive offices are located at 1436 Lancaster Avenue, Berwyn, Pennsylvania 19312, and our telephone number is (610) 296-3400.

Available Information

We file annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information with the SEC. Members of the public may read and copy materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Members of the public may also obtain information on the Public Reference Room by calling the SEC at 1-800-732-0330. The SEC also maintains an Internet web site that contains reports, proxy and information statements and other information regarding issuers, including us, that file electronically with the SEC. The address of that site is www.sec.gov. Our annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K and other information filed by us with the SEC are available, without charge, on our Internet web site, www.dfcglobalcorp.com as soon as reasonably practicable after they are filed electronically with the SEC.

Item 1A. *RISK FACTORS*

Our current business and future results may be affected by a number of risks and uncertainties, including those described below. The risks and uncertainties described below are not the only risks and uncertainties we face. Additional risks and uncertainties not currently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations and financial condition could suffer. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related to Our Business and Industry

If we do not generate a sufficient amount of cash from operations, which depends on many factors beyond our control, we may not be able to satisfy our debt service or other liquidity requirements.

As of June 30, 2013, we had an aggregate of approximately $1.04 billion in outstanding indebtedness. If our cash flows and capital resources are insufficient to fund our debt service obligations, and satisfy our working capital and other liquidity needs, we may be forced to reduce or delay capital expenditures, seek additional capital or seek to restructure or refinance our indebtedness. These alternative measures may not be successful or may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to sell material assets or operations to attempt to meet our debt service and other obligations. If we are unable to make the required payments on our debt obligations, we would be in default under the terms of our indebtedness which could result in an acceleration of our repayment obligations. Any such default, or any attempt to alter our business plans and operations to satisfy our obligations under our indebtedness, could materially adversely affect our business, prospects, results of operations and financial condition.

The agreements governing certain of our indebtedness contain financial covenants and other restrictions that may limit our ability to operate our business.

Our global revolving credit facility contains various restrictive covenants, compliance with which is essential to continued credit availability. These covenants, among other things, place restrictions on our ability to:

- incur additional debt;
- incur or permit certain liens to exist;
- make certain investments, dispositions and payments;

- engage in certain transactions with affiliates; and
- enter into materially different lines of business.

Our global revolving credit facility also requires us to maintain certain financial ratios, including a consolidated leverage ratio and consolidated fixed charge coverage ratio. The covenants and restrictions contained in our global revolving credit facility could limit our ability to fund our business, make capital expenditures and make acquisitions or other investments in the future. If we are unable to comply with any of these financial and other covenants, it could constitute an event of default under the global revolving credit facility, entitling the lenders to, among other things, terminate future credit availability under the agreement, and/or increase the interest rate on outstanding debt, and/or accelerate the maturity of outstanding obligations under that agreement. Any such acceleration, if not paid by us, would trigger certain cross-defaults in agreements governing the senior and convertible Notes issued or guaranteed by the Company. Any such default could materially adversely affect our business, prospects, results of operations and financial condition, and could impair our ability to continue current operations.

Changes in applicable laws and regulations governing our business may have a significant negative impact on our results of operations and financial condition.

Our business is subject to numerous foreign, federal, state and other local laws, ordinances and regulations in each of the countries in which we operate which are subject to change and which may impose significant costs or limitations on the way we conduct or expand our business. These regulations govern, or affect, among other things:

- lending and collection practices, such as truth in lending and short-term and installment lending and continuous payment authority;
- interest rates and usury;
- loan amount and fee limitations;
- check cashing fees;
- licensing and posting of fees;
- currency reporting;
- privacy of personal consumer information;
- prompt remittance of proceeds for the sale of money orders; and
- the location of our stores through various rules and regulations such as local zoning regulations and requirements for special use permits.

As we develop and introduce new products and services, we may become subject to additional laws and regulations. Future legislation or regulations may restrict our ability to continue our current methods of operation or expand our operations and may have a negative effect on our business, results of operations and financial condition. Governments at the national and local levels may seek to impose new licensing requirements or interpret or enforce existing requirements in new ways. We and other participants in our industry are currently, and may in the future be, subject to litigation and regulatory proceedings which could generate adverse publicity or cause us to incur substantial expenditures or modify the way we conduct our business. Changes in laws or regulations, changes in regulatory bodies with oversight for our business, or our failure to comply with applicable laws and regulations, may have a material adverse effect on our business, prospects, results of operations, and financial condition.

Our consumer lending products in particular are subject to regulations in each of the markets in which we operate that significantly impact the manner in which we conduct our business. In Canada, the Canadian Parliament amended the federal usury law in 2007 to permit each province to assume jurisdiction over and the development of laws and regulations regarding our industry. To date, Alberta, British Columbia, Manitoba, New Brunswick, Nova Scotia, Ontario and Saskatchewan have passed legislation regulating unsecured short-term consumer lenders and each has, or is in the process of adopting, regulations and rates consistent with those laws.

In general, these regulations require lenders to be licensed, set maximum fees and regulate collection practices. There can be no assurance that these regulations will not have a detrimental effect on our unsecured short-term lending business in Canada in the future.

In the United Kingdom, our consumer lending activities must be undertaken with reference to the Irresponsible Lending Guidance, or the ILG, of the Office of Fair Trading, which we refer to as the OFT. The ILG outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. The OFT has also issued Debt Collection Guidance, which was updated in October 2011 and in November 2012. The Debt Collection Guidance restricts the number of times and the amounts that we are allowed to debit a customer's account and requires us to suspend the use of continuous payment authority to collect defaulted debt from a customer whom we believe to be experiencing financial hardship, based in part on our reasonable attempts to discuss the defaulted debt with the customer. We rely heavily on the use of automated processing of customer payments (both on-time payments and delinquent accounts) and further restrictions on the use of automated payments could have a material adverse effect on our ability to receive payments from customers.

In addition, in February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we were among 50 companies offering unsecured short-term consumer loans for which the OFT conducted onsite inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite inspection of our U.K. operations in late fiscal 2012. Furthermore, we have provided the OFT with a response to its comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. The OFT issued its final report on the outcome of its sector review in March 2013. In that report, the OFT indicated that it would be writing to all of the approximately 50 lenders in a staggered timeframe with its findings following the on-site inspections of these lenders. Our operating subsidiary which holds the consumer credit license for our Payday UK® business received its letter from the OFT and submitted its report confirming compliance with the OFT letter by the May 28, 2013 deadline. Our operating subsidiaries holding the consumer credit licenses for our Payday Express® and The Money Shop businesses also received their letters and submitted their reports confirming compliance with those letters by the July 17, 2013 deadline. While each of these letters had different requirements specific to the particular business, overall, the letters both specifically and generally advised on required actions in the following categories: advertising and marketing; pre-contact information and explanations; affordability assessments; rollovers (including deferred refinance and extended loans); forbearance and debt collection; and regulatory and other compliance issues.

In March 2013, the OFT issued a consultation document outlining the OFT's proposals to refer the single payment lending sector in the United Kingdom to the Competition Commission for review. In June 2013, the OFT announced that it had decided to refer the sector to the Competition Commission based on its concerns that there are features of the sector which are operating in a way to distort competition in the market. The Competition Commission has written to certain of our UK operating subsidiaries (along with other lenders in the sector) requesting information and documentation, which we supplied in July 2013. The Competition Commission's review of the sector may continue until June 2015.

In addition, the OFT will transfer regulatory authority over consumer credit businesses to the new Financial Conduct Authority (FCA) on April 1, 2014, and we cannot yet determine what impact, if any, this change in regulatory oversight will have on our business. As we continue to evaluate the regulatory developments in the United Kingdom, we may consider making changes to, or may be required to make changes to, our lending and collection practices. If we are required, or decide it is prudent, to make changes to our lending or collection practices in the United Kingdom based on OFT review of the short-term lending sector, such changes could result in a material adverse effect on our business, results of operations, and financial condition.

Short-term consumer loans have come under heightened regulatory scrutiny in the United States in recent years resulting in increasingly restrictive regulations and legislation at the state levels that makes offering such loans less profitable or attractive to us. Legislative or regulatory activities may, among other things, limit the

amount of total allowable fees charged in connection with unsecured short-term consumer loans, limit the number of times an unsecured short-term consumer loan may be rolled over by a customer, limit the maximum advance amount, set minimum and/or maximum loan durations and may require borrowers of certain unsecured short-term loan products to be listed on a database. Additionally, the U.S. Congress continues to receive significant pressure from consumer advocates and other industry opposition groups to adopt such legislation at the federal level.

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act was enacted, which, among other things, created the Consumer Financial Protection Bureau, which we refer to as the CFPB. In the United States, the CFPB has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. Under the CFPB's short-term lending supervision program, which aims to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, the CFPB gathers information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. Any action by the CFPB with respect to short-term consumer loans could have an adverse impact on our business, results of operations and financial condition.

The CFPB completed an on-site review of our U.S. retail operations in early fiscal 2013. As a result of that review, we are taking corrective action to address the CFPB's findings by improving our operating and compliance procedures, controls and systems. Separately, the CFPB reviewed DFS' MILES program in fiscal 2013. As a result of this examination, the CFPB cited violations by DFS of the Consumer Financial Protection Act for deceptively marketing the prices and scope of certain add-on products. Without admitting or denying any of the facts or conclusions of the review, DFS agreed to a consent order with the CFPB to amend its practices to meet the requirements set forth by the CFPB, and to provide financial redress in the form of a $3.3 million restitution fund to be distributed to past and current DFS customers.

In addition to these supervisory and enforcement powers, the CFPB may also exercise regulatory authority over the products and services that we offer in the United States. Until such time as the CFPB exercises its rule-making powers, we cannot predict what effect any such regulation may have on our U.S. business. The modification of existing laws or regulations in any of the jurisdictions in which we operate or in which we contemplate new operations, or the adoption of new laws or regulations restricting or imposing more stringent requirements, on our consumer lending or check cashing activities in particular, could increase our operating expenses, significantly limit our business activities in the affected markets, limit our expansion opportunities and/or could result in a material adverse effect on our business, results of operations, and financial condition.

We have engaged, and may engage in the future, in acquisitions or investments which present many risks, and we may not realize the anticipated financial and strategic goals for any of these transactions.

We have historically expanded our business through strategic acquisitions, and a key component of our growth strategy is to continue to pursue acquisition opportunities. We may not, however, be able to achieve the anticipated benefits from an acquisition or investment due to a number of factors. The success of our acquisitions is dependent, in part, upon our effectively integrating the management, operations and technology of acquired businesses into our existing management, operations and technology platforms, of which there can be no assurance, particularly in the case of a larger acquisition or multiple acquisitions completed in a short period of time. The failure to successfully integrate acquired businesses into our organization could materially adversely affect our business, prospects, results of operations and financial condition. From time to time, we may enter into negotiations for acquisitions or investments that are not ultimately consummated. These negotiations could result in a significant diversion of our management's time, as well as out-of- pocket costs.

The consideration paid for an acquisition or investment may also affect our financial results. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash or to obtain debt or equity financing. To the extent that we issue shares of our capital stock or other rights to purchase shares of our capital stock as consideration for an acquisition or in connection with the financing of an acquisition, including options or other rights, our existing stockholders may be diluted, and our earnings per share may decrease. In addition, acquisitions may result in the

incurrence of debt, large one-time write-offs, including write-offs of acquired in-process research and development costs, and restructuring charges. Acquisitions may require us to incur additional indebtedness to finance our working capital and may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges.

Adverse or uncertain economic, political and social conditions may significantly and adversely affect our business, prospects, results of operations, financial condition and access to liquidity.

We are a global company with substantial international operations. Deterioration of social, political, labor or economic conditions in a specific country or region, such as current uncertainties relating to European sovereign and other debt, could challenge our ability to conduct operations in those countries or regions or increase our operating costs, and we may be challenged in staffing and managing foreign operations in those locations. As a result, our results of operations and financial condition may be adversely impacted. Also, continued high levels of unemployment in the markets in which we operate may reduce the number of customers who qualify for our products and services, which in turn may reduce our revenues. Similarly, reduced consumer confidence and spending may decrease the demand for our products. Also, we are unable to predict how the widespread loss of jobs, housing foreclosures, and general economic uncertainty may affect our loss experience. We maintain business relationships with significant third-party service providers. The failure of key service providers to fulfill their obligations as a result of regulatory, political, economic or other factors could disrupt our operations.

If internal funds are not available from our operations and after utilizing our excess cash, we may be required to rely on the banking and credit markets to meet our financial commitments and short-term liquidity needs. Disruptions in the capital and credit markets, as have been experienced since 2008, could adversely affect our ability to draw on our revolving loans. Our access to funds under our credit facility is dependent on the ability of the banks that are parties to the facility to meet their funding commitments. Those banks may not be able to meet their funding commitments to us if they experience shortages of capital and liquidity or if they experience excessive volumes of borrowing requests from us and other borrowers within a short period of time.

Longer term disruptions in the capital and credit markets as a result of uncertainty, changing or increased regulation, reduced alternatives, or failures of significant financial institutions could adversely affect our ability to refinance our outstanding indebtedness on favorable terms, if at all. The lack of availability under, and the inability to subsequently refinance, our indebtedness could require us to take measures to conserve cash until the markets stabilize or until alternative credit arrangements or other funding for our business needs can be arranged. Such measures could include deferring capital expenditures, including acquisitions, and reducing or eliminating other discretionary uses of cash.

Negative public perception and press coverage of single-payment consumer loans could adversely affect our revenues and results of operations.

Consumer advocacy groups, certain media reports, and some regulators and elected officials in the several jurisdictions in which we conduct business have from time to time advocated governmental action to prohibit or severely restrict certain types of short-term consumer lending. These efforts have often focused on lenders that charge consumers imputed interest rates and fees that are higher than those charged by credit card issuers to more creditworthy consumers and otherwise negatively characterize our products and services. This difference in credit cost may become more pronounced if a consumer does not repay a loan promptly, instead electing to renew the loan for one or more additional short-term periods. If consumers accept this negative characterization of certain single-payment consumer loans and believe that the loans we provide to our customers fit this characterization, demand for our loans could significantly decrease. In addition, negative media coverage relating to our industry and products can lower morale, make it more difficult for us to attract and retain qualified employees, management and directors, divert management attention and increase expenses. These trends could materially adversely affect our business, prospects, results of operations and financial condition.

If our estimates of loan losses are not adequate to absorb losses, our results of operations and financial condition may be adversely affected.

We maintain an allowance for loan losses for estimated losses on consumer loans and loans in default. To estimate the appropriate level of loan loss reserves, we consider known and relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our current allowance for loan losses is based on our charge-offs, expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans, plus an estimate of loss based on certain qualitative factors that have not been captured by the historical charge-off data. As of June 30, 2013, our allowance for loan losses on consumer loans that were not in default was $39.7 million and our allowance for losses on loans in default was $69.6 million. These reserves, however, are estimates, and if actual loan losses are materially greater than our loan loss reserves, our results of operations and financial condition could be adversely affected.

We have a significant amount of goodwill which is subject to periodic review and testing for impairment.

As of June 30, 2013, we had goodwill of $761.8 million, representing a significant portion of the $1.7 billion in total assets reflected on our consolidated balance sheet as of such date. A substantial portion of our goodwill represents assets capitalized in connection with our historical acquisitions and business combinations. Accounting for intangible assets such as goodwill requires us to make significant estimates and judgments, and as a result we may not realize the value of such intangible assets. In accordance with generally accepted accounting principles, we conduct an impairment analysis of our goodwill annually and at such other times when an event or change in circumstances occurs which would indicate potential impairment. A variety of factors could cause the carrying value of an intangible asset to become impaired, including that our cash flow from operations is not sufficient to meet our future liquidity needs. Should such a review indicate impairment, a write-down of the carrying value of the intangible asset would occur, resulting in a non-cash charge, which could adversely affect our reported results of operations and could materially impact the reported balance of our total stockholders' equity. As a result of such a review, we recorded a goodwill and other intangible asset impairment charge of approximately $27.7 million in the fourth quarter of fiscal 2012 and an additional $36.4 million in fiscal 2013, based on the estimated fair value and book value of our DFS business.

Legal proceedings may have a material adverse impact on our results of operations or cash flows in future periods.

We are currently subject to several legal proceedings. We are vigorously defending these proceedings. In addition, we are likely to be subject to additional legal proceedings in the future. The resolution of any current or future legal proceeding could cause us to have to refund fees and/or interest collected, refund the principal amount of advances, pay damages or other monetary penalties and/or modify or terminate our operations in particular local and federal jurisdictions. We may also be subject to adverse publicity. Defense of any legal proceedings, even if successful, requires substantial time and attention of our senior officers and other management personnel that would otherwise be spent on other aspects of our business and requires the expenditure of significant amounts for legal fees and other related costs. Settlement of lawsuits may also result in significant payments and modifications to our operations. Any of these events could have a material adverse effect on our business, prospects, results of operations and financial condition.

Competition in the financial services industry could cause us to lose market share and revenues.

The industry in which we operate is highly fragmented and very competitive, and we believe that the markets in which we compete may become more competitive. In addition to other unsecured consumer lending, secured pawn lending, and check cashing stores in the markets in which we operate, we compete with Internet-based companies, banks and other financial services entities and retail businesses that offer consumer loans, extend pawn loans, cash checks, sell money orders, provide money transfer services or offer other products and services offered by us. We also compete with financial services providers which offer home credit products, rent-to-own products, and title or logbook loans among other products and services. Some of our competitors have

larger and more established customer bases and substantially greater financial, marketing and other resources than we have. As a result, we could lose market share and our revenues could decline, thereby affecting our ability to generate sufficient cash flow to service our indebtedness and fund our operations.

Foreign currency fluctuations may adversely affect our reported results of operations.

We currently generate a significant majority of our revenue outside the United States. Our foreign subsidiaries accounted for 87.1% and 88.4% of our total revenues for the years ended June 30, 2012 and 2013, respectively. As a result, our reported results of operations are vulnerable to currency exchange rate fluctuations, principally in the British Pound, the Canadian Dollar, the Swedish Krona and the Euro against the United States Dollar. Upon consolidation, as exchange rates vary, net sales and other operating results may differ materially from expectations, and we may record significant gains or losses on the remeasurement of intercompany balances. We estimate that a 10.0% change in foreign exchange rates by itself would have impacted reported pre-tax earnings from continuing operations by approximately $8.0 million for the year ended June 30, 2013 and approximately $13.1 million for the year ended June 30, 2012. This impact represents 24.9% of our consolidated pre-tax earnings for the year ended June 30, 2013 and 13.6% of our consolidated pre-tax earnings for the year ended June 30, 2012.

The international scope of our operations may contribute to increased costs that could negatively impact our operations.

Since international operations increase the complexity of an organization, we may face additional administrative costs in managing our business than we would if we only conducted operations domestically. In addition, most countries typically impose additional burdens on non-domestic companies through the use of local regulations, tariffs and labor controls. Unexpected changes to the foregoing could negatively impact our operations. Furthermore, our financial results may be negatively impacted to the extent tax rates in foreign countries where we operate increase and/or exceed those in the United States and as a result of the imposition of withholding requirements on foreign earnings.

A reduction in demand for our products and services, and failure by us to adapt to such potential reduction, could adversely affect our business and results of operations.

The demand for a particular product or service we offer may be reduced due to a variety of factors, such as regulatory restrictions that decrease customer access to particular products, the availability of competing products, changes in customers' preferences or financial conditions. Furthermore, any changes in economic factors that adversely affect consumer transactions and employment could reduce the volume or type of transactions that we process and have an adverse effect on our revenues and results of operations. Should we fail to adapt to significant changes in our customers' demand for, or access to, our products or services, our revenues could decrease significantly and our operations could be harmed. Each modification, new product or service, and alternative method of conducting business is subject to risk and uncertainty and requires significant investment in time and capital, including additional marketing expenses, legal costs, and other incremental start-up costs. Even if we do make changes to existing products or services or introduce new products or services to fulfill customer demand, customers may resist or may reject such products or services. The effect of any product change on the results of our business may not be fully ascertainable until the change has been in effect for some time and by that time it may be too late to make further modifications to such product or service without causing further harm to our business and results of operations.

If Internet search engines' methodologies are modified, traffic to our Internet lending websites, and our corresponding loan origination volumes, could decline.

We depend on search engine optimization and search engine marketing to drive potential customers to our Internet lending websites, including paydayuk.co.uk, and paydayexpress.co.uk in the United Kingdom. Changes in the methodologies or algorithms used by Google, Yahoo! or other search engines to display results could cause our websites to received less favorable placement or be removed from the search results. Search engines could decide that content on our websites is unacceptable, violates their corporate policies, or requires certain attention

due to consumer advisories. For example, to ensure that consumers are aware of loan alternatives, Google requires the phrase "payday loan" (or similar terms) to be included in a user's search query in order to include payday loans in the search results, and payday loan advertisements will be shown only on sites related to payday loans. We believe these changes may have had, and may continue to have, a negative impact on potential customer traffic and loan origination. These changes or any future changes that may be made by Google or any other search engines may further impact our business. Any reduction in the number of users directed to our websites could negatively affect our results of operations, and we may also need to resort to more costly sources to replace lost traffic.

Our check cashing services may further diminish because of technological advances.

We derive a significant portion of our revenues from fees associated with cashing payroll, government and personal checks. In fiscal 2012 and 2013, we generated approximately 13% and 11%, respectively, of our total consolidated revenues from fees associated with check cashing. There has been increasing penetration of electronic banking services into the check cashing and money transfer industry, including direct deposit of payroll checks and electronic transfer of government benefits. To the extent that checks received by our customer base are replaced with such electronic transfers, demand for our check cashing services could decrease.

Our ability to open and acquire new stores is subject to outside factors and circumstances over which we have limited control or that are beyond our control which could adversely affect our growth potential.

Our expansion strategy includes acquiring existing retail financial services stores and opening new ones. The success of this strategy is subject to numerous outside factors, such as the availability of attractive acquisition candidates, the availability of acceptable business locations, the ability to access capital to acquire and open such stores, the ability to obtain required permits and licenses and continuing favorable legal and regulatory conditions. We have limited control, and in some cases, no control, over these factors. Moreover, the start-up costs and the losses we likely would incur from initial operations attributable to each newly opened store places demands upon our liquidity and cash flow, and we cannot assure you that we will be able to satisfy these demands. The failure to execute our expansion strategy would adversely affect our ability to expand our business and could materially adversely affect our revenue, profitability and results of operations and our ability to service our indebtedness.

Our business and results of operations may be adversely affected if we are unable to manage our growth effectively.

Our expansion strategy, which in part contemplates the addition of new stores, the acquisition of competitor stores and acquiring or developing new distribution channels for our products in Europe, Canada and the United States and other international markets, is subject to significant risks. Our continued growth in this manner is dependent upon a number of factors, including the ability to hire, train and retain an adequate number of experienced management employees, the availability of adequate financing for our expansion activities, the ability to successfully transition acquired stores or their historical customer base to our operating platform, the ability to obtain any government permits and licenses that may be required, the ability to identify and overcome cultural and linguistic differences which may impact market practices within a given geographic region, and other factors, some of which are beyond our control. There can be no assurance that we will be able to successfully grow our business or that our current business, results of operations and financial condition will not suffer if we are unable to do so. Expansion beyond the geographic areas where the stores are presently located will increase demands on management and divert their attention. In addition, expansion into new products and services will present new challenges to our business and will require additional management time.

A significant or sudden decline in the price of gold could materially affect our results of operations.

We purchase a significant amount of gold from customers, and the substantial majority of the collateral for our pawn loans consists of gold jewelry. We sell for scrap nearly all of the gold that we purchase and that we take possession of as a result of pawn collateral forfeitures. Pursuant to applicable laws in certain jurisdictions in which we offer gold buying services and secured pawn loans, and otherwise pursuant to the terms of our pawn

loan agreements, we are required to hold the gold that we buy, or that we accept as collateral, for a period of time, which, in the case of pawn loans, can be 6 months or more. Our ability to generate profits from such transactions is dependent in part upon us being able to sell our gold inventory, whether for smelting or on a retail basis, for a price that is consistent with the price that we paid for that gold or, in the case of forfeited pawn loans, for the amount that we originally loaned against forfeited collateral gold. Significant short-term volatility in gold prices, such as that experienced during the recent global economic crisis, may make it difficult for us to effectively price our gold buying services and to set appropriate principal amounts on our pawn loans relative to the gold collateral posted. Gold prices have declined appreciably since the beginning of 2013, and a significant short-term or sustained decline in gold prices could also result in both customers selling less gold to us and a decrease in our pawn loan originations resulting from lower collateral values. Any such change in the value of gold could materially adversely affect our business, prospects, results of operations and financial condition.

Unauthorized disclosure of sensitive or confidential customer data could expose us to protracted and costly litigation and penalties and cause us to lose customers.

In the course of operating our business, we are required to manage, use, and store large amounts of personally identifiable information, consisting primarily of confidential personal and financial data regarding our customers. We also depend on our IT networks and systems, and those of third parties, to process, store, and transmit this information. As a result, we are subject to numerous U.S. and foreign laws and regulations designed to protect this information, such as the European Union Directive on Data Protection, Canadian federal and provincial laws, and various U.S. federal and state laws governing the protection of financial or other individually identifiable information. Security breaches involving our files and infrastructure could lead to unauthorized disclosure of confidential information, as well as shutdowns or disruptions of our systems.

If any person, including our employees or those of third-party vendors, negligently disregards or intentionally breaches our established controls with respect to such data or otherwise mismanages or misappropriates that data, we could be subject to costly litigation, monetary damages, fines, and/or criminal prosecution. Unauthorized disclosure of sensitive or confidential customer data by any person, whether through systems failure, unauthorized access to our IT systems, fraud, misappropriation, or negligence, could result in negative publicity, damage to our reputation, and a loss of customers. Any unauthorized disclosure of personally identifiable information could subject us to liability under data privacy laws and adversely affect our business prospects, results of operations, and financial condition.

Security breaches, cyber attacks or fraudulent activity could result in damage to our operations or lead to reputational damage.

A security breach or cyber attack of our computer systems could interrupt or damage our operations or harm our reputation. Regardless of the security measures that we may employ, our systems may still be vulnerable to data theft, computer viruses, programming errors, attacks by third parties or similar disruptive problems.

If we were to experience a security breach or cyber attack, we could be required to incur substantial costs and liabilities, including:

- expenses to rectify the consequences of the security breach or cyber attack;
- liability for stolen assets or information;
- costs of repairing damage to our systems;
- lost revenue and income resulting from any system downtime caused by such breach or attack;
- increased costs of cyber security protection;
- costs of incentives we may be required to offer to our customers or business partners to retain their business; and
- damage to our reputation causing customers and investors to lose confidence in us.

In addition, any compromise of security or a cyber attack could deter consumers from entering into transactions that involve transmitting confidential information to our systems. Furthermore, if confidential customer information or information belonging to our business partners is misappropriated from our computer systems, we could be sued by those who assert we did not take adequate precautions to safeguard our systems and confidential data belonging to our customers or business partners, which could subject us to liability and result in significant legal fees and expenses of defending these claims. As a result, any compromise of security of our computer systems or cyber attack could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, criminals are using increasingly sophisticated methods to engage in illegal activities such as fraud including cyber attacks that could lead us to make payments to fraudulent individual accounts. Increased fraud involving our products and services or affecting our customers could lead to litigation, significantly increased expenses, reputational damage and reduced use and acceptance of our products and services or new regulations and compliance obligations, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our MILES program relies upon contractual relationships with its service providers and our ability to sell ancillary products, the loss of any of which could adversely affect the performance of the MILES business and our results of operations generally.

Our MILES program provides fee-based services to junior enlisted military personnel applying for automobile loans. The MILES program generates its operating revenue from fees paid by third-party lenders which fund the loans, fees from auto dealers and fees from the sale of ancillary products such as warranty service contracts and GAP insurance coverage. We rely upon contractual relationships with third-party lenders for the funding and servicing of auto loans made in connection with the MILES program, and arrangements with other providers for warranty service contracts and GAP insurance contracts. On June 27, 2013, our DFS subsidiary received from its then primary third-party lender, a purported termination notice, effective immediately, of the bank's obligations to fund loans under the MILES program. DFS believes that the termination notice is not effective and has demanded that the bank fulfill its funding obligations. However, in August 2013 DFS entered into a new agreement with a third-party funding partner for loans under the MILES program, which we believe will provide more competitive financing alternatives to DFS' service member customers. If this or any other contractual relationships are terminated, or if other events were to occur which resulted in a material reduction in the services provided, a material increase in the cost of the services provided or a material reduction in the fees earned by DFS for the services provided under these contractual relationships, we could be required to locate new or alternate service providers for our MILES program. In such event, and until we would be able to locate new or alternate service providers, our MILES program business could be significantly disrupted. In addition, such new or alternate service providers may offer services that are more costly to MILES' customers or that pay premiums or fees below the level that we currently receive. These changes could have a material adverse effect on our business and negatively affect our revenues and results of operations.

United States defense budget cuts that reduce enlistments or the number of active duty military personnel, or high levels of overseas troop deployments, could harm our MILES program business.

The number of enlisted active duty military personnel and the number of recruits joining the military each year are subject to the U.S. defense budget. In addition, high levels of troop deployments overseas can decrease the number of U.S.-based active military personnel, thus reducing the pool of target MILES customers. Changes in troop deployment and cuts in the U.S. defense budget may result in reductions in recruitment targets, reductions in the number of active duty military personnel or both, any of which would reduce the overall number of potential MILES program customers or potentially reduce demand for the services offered by us through our MILES program which would cause our revenue to decline and could otherwise harm our business, financial condition and results of operations.

Because we maintain a supply of cash and valuable items such as gold and jewelry in our stores, we may be subject to cash shortages due to robbery, employee error and theft.

Since our business requires us to maintain a supply of cash in each of our retail financial services stores, and because our pawn-lending and gold buying locations have gold and jewelry on hand from customer transactions, we are subject to the risk of cash shortages resulting from robberies, as well as employee errors and theft. Although we have implemented various programs to reduce these risks, maintain insurance coverage for theft and provide security, systems and processes for our employees and facilities, we cannot assure you that robberies, employee error and theft will not occur and lead to cash shortages that could adversely affect our results of operations.

If we lose key management or are unable to attract and retain the talent required for our business, our operating results could suffer.

Our future success depends to a significant degree upon the members of our executive management team, which have been instrumental in procuring capital to assist us in executing our growth strategies, identifying and negotiating domestic and international acquisitions, and providing expertise in managing our developing international operations. The loss of the services of one or more members of our executive management team could harm our business and future development. Our continued growth also will depend upon our ability to attract and retain additional skilled management personnel. If we are unable to attract and retain the requisite personnel as needed in the future, our operating results and growth could suffer.

Any disruption in the availability of our information systems could adversely affect our business operations.

We rely upon our information systems to manage and operate our retail financial services stores, Internet lending platforms and other businesses. Each store is part of an information network that is designed to permit us to maintain adequate cash inventory, reconcile cash balances on a daily basis and report revenues and expenses to our headquarters. Our back-up systems and security measures could fail to prevent a disruption in our information systems. Any disruption in our information systems could adversely affect our business, prospects, results of operations and financial condition.

The price of our common stock may be volatile.

The market price of our common stock has been subject to significant fluctuations and may continue to fluctuate or decline. Over the course of the twelve months ended June 30, 2013, the market price of our common stock has been as high as $20.50, and as low as $12.95. The market price of our common stock has been, and is likely to continue to be, subject to significant fluctuations due to a variety of factors, including global economic and market conditions, quarterly variations in operating results, operating results which vary from the expectations of securities analysts and investors, changes in financial estimates, changes in market valuations of competitors, announcements by us or our competitors of a material nature, additions or departures of key personnel, changes in applicable laws and regulations governing consumer protection and lending practices, the effects of litigation, future sales of common stock, and general stock market price and volume fluctuations. In addition, general political and economic conditions such as a recession, or interest rate or currency rate fluctuations may adversely affect the market price of the common stock of many companies, including our common stock. A significant decline in our stock price could result in substantial losses for individual stockholders and could lead to costly and disruptive securities litigation.

We have never paid cash dividends on our common stock and do not anticipate paying any in the foreseeable future.

We have never declared or paid any cash dividends on our common stock, and our global revolving credit facility contains restrictions on our ability to declare and pay dividends. We currently expect to retain any future earnings for use in the growth and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Our anti-takeover provisions could prevent or delay a change in control of our company, even if such change of control would be beneficial to our stockholders.

Provisions of our amended and restated certificate of incorporation and amended and restated bylaws as well as provisions of Delaware law could discourage, delay or prevent a merger, acquisition or other change in control of our company, even if such change in control would be beneficial to our stockholders. These provisions include:

- a board of directors that is classified such that only one-third of directors are elected each year;
- authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and thwart a takeover attempt;
- limitations on the ability of stockholders to call special meetings of stockholders;
- prohibiting stockholder action by written consent and requiring all stockholder actions to be taken at a meeting of our stockholders; and
- establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law limits business combination transactions with 15% stockholders that have not been approved by the board of directors. These and similar provisions make it more difficult for a third party to acquire us without negotiation. These provisions may apply even if the transaction may be considered beneficial by some stockholders.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

All of our company-operated retail financial services stores and our administrative offices are leased, generally under leases providing for an initial multi-year term and renewal terms from one to five years. The leases for our company-operated stores may contain provisions for additional rental charges based on revenue and payment of real estate taxes and common area charges. We generally assume the responsibility for required leasehold improvements, including signage, customer service representative partitions, alarm and recovery systems, computers, time-delayed safes and other office equipment. With respect to leased locations open as of June 30, 2013, the following table shows the total number of leases, including both retail store locations and corporate and back office support centers, expiring during the periods indicated, without assuming the exercise of any applicable renewal options:

Period Ending June 30,	Number of Leases Expiring
2014	126
2015 - 2017	653
2018 - 2022	635
2023 - 2027	54
	1,468

Store Operations

Locations

The following chart sets forth the number of company-operated and franchised stores in operation as of the specified dates:

Markets	June 30, 2011	June 30, 2012	June 30, 2013
EUROPE (Europe Retail)			
Company-operated	431	567	703
Franchised/agent locations	49	40	23
	480	607	726
CANADA (Canada Retail)			
Company-operated	455	474	479
Franchised locations	22	14	10
	477	488	489
UNITED STATES (United States Retail)			
Company-operated	312	304	292
	312	304	292
Total Stores	1,269	1,399	1,507

The following table reflects the change in the number of retail financial services stores during fiscal years 2011, 2012 and 2013:

	2011	2012	2013
Number of stores at beginning of period	1,180	1,269	1,399
New stores opened	88	114	83
Stores acquired	71	44	67
Stores closed	(19)	(11)	(21)
Net change in franchise/agent stores	(51)	(17)	(21)
Number of stores at end of period	1,269	1,399	1,507

Item 3. *LEGAL PROCEEDINGS*

The information required by this Item 3 is incorporated by reference herein to the section in *"Item 8. Financial Statements and Supplementary Data — Note 16. Contingent Liabilities"* of this Annual Report on Form 10-K.

Item 4. *MINE SAFETY DISCLOSURES*

Not Applicable.

PART II

Item 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock is traded on the NASDAQ Global Select Market under the symbol "DLLR." Below is a summary of the high and low sales prices of our common stock for each quarterly period during the two-year period ended June 30, 2013 as reported on the NASDAQ Global Select Market.

Period	High	Low
July 1, 2011 until September 30, 2011	$24.89	$17.41
October 1, 2011 until December 31, 2011	$23.01	$15.80
January 1, 2012 until March 31, 2012	$20.36	$17.19
April 1, 2012 until June 30, 2012	$19.32	$15.06
July 1, 2012 until September 30, 2012	$20.50	$16.85
October 1, 2012 until December 31, 2012	$19.13	$15.08
January 1, 2013 until March 31, 2013	$19.97	$16.52
April 1, 2013 until June 30, 2013	$15.81	$12.95

Holders

On June 30, 2013, there were approximately 119 holders of record of our common stock.

Dividends

We have never declared or paid any cash dividends on our common stock. We currently expect to retain any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Any payment of cash dividends on our common stock will be dependent upon the ability of Dollar Financial Group, Inc., our wholly owned subsidiary, to pay dividends or make cash payments or advances to us. Our global revolving credit facility contains restrictions on our declaration and payment of dividends. See "Item 7 — Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources" and the notes to consolidated financial statements included elsewhere in this Annual Report on Form 10-K. For example, Dollar Financial Group, Inc.'s ability to pay dividends or to make other distributions to us, and thus our ability to pay cash dividends on our common stock, will depend upon, among other things, its level of indebtedness at the time of the proposed dividend or distribution, whether it is in default under its financing agreements and the amount of dividends or distributions made in the past. Our future dividend policy will also depend on the requirements of any future financing agreements to which we may be a party and other factors considered relevant by our board of directors, including the General Corporation Law of the State of Delaware, which provides that dividends are only payable out of surplus or current net profits.

Stock Performance Graph

The rules of the Securities and Exchange Commission require us to present a chart comparing the cumulative total stockholder return on our common stock with the cumulative total stockholder return of (i) a broad equity index and (ii) a published industry or peer group index. Set forth below is a graph and table indicating the value at the end of the specified time periods of a $100 investment made on June 30, 2008 in our common stock and similar investments made in the Nasdaq Composite Index and securities of companies in a peer group of financial services companies comprised of Cash America International, Inc., EZCorp Inc., First Cash Financial Services, Inc., and QC Holdings, Inc. The graph and table assume the reinvestment of any dividends received.


DOLLARS
250
200
150
100
50
0
6/08
12/08
6/09
12/09
6/10
12/10
6/11
12/11
6/12
12/12
6/13
DFC Global Corp.
NASDAQ Composite
Peer Group

	6/30/08	12/31/08	6/30/09	12/31/09	6/30/10	12/31/10	6/30/11	12/31/11	6/30/12	12/31/12	6/30/13
DFC Global Corp.	100.00	68.17	91.26	156.45	130.97	189.48	214.92	179.29	182.96	183.85	137.09
NASDAQ Composite	100.00	69.15	80.56	99.97	93.30	118.12	124.28	117.71	132.47	137.17	155.74
Peer Group	100.00	102.05	86.43	123.75	124.65	161.51	226.28	179.62	177.01	174.98	175.42

Unregistered Purchases of Equity Securities by the Issuer

On December 14, 2011, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to five million shares of our outstanding common stock. On September 30, 2012, our Board of Directors reconfirmed the plan through September 30, 2013. During the fiscal year ended June 30, 2013, we repurchased 3,499,881 shares of our outstanding common stock for an aggregate purchase price of $54.3 million. As of June 30, 2013, an additional approximately 0.5 million shares may be repurchased under the stock repurchase plan. On August 21, 2013, our Board of Directors authorized an additional 5,000,000 shares that we can repurchase on a discretionary basis in future periods. Through August 27, 2013, we repurchased an additional 642,822 shares of our outstanding common stock for an aggregate purchase price of $9.0 million.

ISSUER PURCHASES OF EQUITY SECURITIES

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
October 1 - October 31, 2012	195,558	$16.57	195,558	3,812,442
November 1 - November 30, 2012	966,567	$16.35	966,567	2,845,875
December 1 - December 31, 2012	394,983	$17.90	394,983	2,450,892
Total second quarter	1,557,108	$16.77	1,557,108	
March 1 - March 31, 2013	230,000	$17.26	230,000	2,220,892
Total third quarter	230,000	$17.26	230,000	
April 1 - April 30, 2013	955,936	$13.80	955,936	1,264,956
May 1 - May 31, 2013	756,837	$14.61	756,837	508,119
Total fourth quarter	1,712,773	$14.16	1,712,773	
Total through June 30, 2013	3,499,881		3,499,881	508,119

Item 6. *SELECTED FINANCIAL DATA*

In millions, except share and per share amounts and store data:

	2009	2010	2011	2012	2013
Consolidated Statement of Operations Data:					
Revenues:					
Consumer lending	$ 266.5	$ 319.5	$ 429.2	$ 645.9	$ 728.3
Check cashing	164.6	149.5	144.1	138.7	128.0
Pawn service fees and sales	13.8	19.9	48.0	80.9	81.9
Money transfer fees	26.8	27.5	32.1	38.4	36.7
Gold sales	3.7	43.0	46.5	70.9	63.3
Other	54.8	73.9	88.5	86.9	84.1
Total revenues	530.2	633.3	788.4	1,061.7	1,122.3
Operating expenses:					
Salaries and benefits	145.7	154.0	179.9	221.4	238.6
Provision for loan losses	52.1	45.9	73.6	131.5	181.1
Occupancy	41.8	43.3	51.0	61.7	68.9
Purchased gold costs	2.4	30.4	31.0	56.9	51.2
Depreciation	13.4	14.3	16.8	22.1	26.4
Other	93.3	99.1	128.9	180.8	222.1
Total operating expenses	348.7	387.0	481.2	674.4	788.3
Operating margin	181.5	246.3	307.2	387.3	334.0
Corporate and other expenses:					
Corporate expenses	68.2	86.8	104.1	120.0	109.4
Other depreciation and amortization	3.8	7.3	14.6	26.3	24.7
Interest expense, net	43.7	68.9	90.8	102.8	119.9
Loss on extinguishment of debt	—	9.5	—	—	—
Goodwill and other intangible asset impairment(2)	—	—	—	27.7	36.4
Unrealized foreign exchange (gain) loss	(5.5)	10.1	(47.0)	11.5	(1.2)
Loss on derivatives not designated as hedges	—	12.9	39.3	(2.9)	—
Provision for (proceeds from) litigation settlements	57.9	29.1	(3.7)	4.1	2.8
Other expense, net	5.5	5.5	6.7	2.2	13.8
Income before income taxes	7.9	16.2	102.4	95.6	28.2
Income tax provision	14.9	22.2	38.7	43.8	29.1
Net income (loss)	$ (7.0)	$ (6.0)	$ 63.7	$ 51.8	$ (0.9)
Less: Net loss attributable to non-controlling interests	—	(0.3)	(0.5)	(0.6)	(0.2)
Net income (loss) attributable to DFC Global Corp.	$ (7.0)	$ (5.7)	$ 64.2	$ 52.4	$ (0.7)
Net income (loss) per share:					
Basic(1)	$ (0.19)	$ (0.16)	$ 1.69	$ 1.20	$ (0.02)
Diluted(1)	$ (0.19)	$ (0.16)	$ 1.62	$ 1.16	$ (0.02)
Shares used to calculate net income (loss) per share:					
Basic(1)	36,019,058	36,159,848	38,005,387	43,827,333	42,290,985
Diluted(1)	36,019,058	36,159,848	39,758,551	45,232,243	42,290,985
Operating and Other Data:					
Stores in operation at end of period:					
Company-owned	1,031	1,058	1,198	1,345	1,474
Franchised stores/agents	175	122	71	54	33
Total	1,206	1,180	1,269	1,399	1,507
Consolidated Balance Sheet Data (at end of period):					
Cash	$ 209.6	$ 291.3	$ 189.0	$ 224.0	$ 196.2
Total assets	$ 919.9	$ 1,213.4	$ 1,661.5	$ 1,749.6	$ 1,721.7
Total debt	$ 536.3	$ 728.6	$ 870.9	$ 1,012.6	$ 1,042.0
Stockholders' equity	$ 207.9	$ 216.4	$ 422.9	$ 460.2	$ 430.7

(1) On January 10, 2011, we announced a three-for-two stock split on all shares of our common stock. The stock split was distributed on February 4, 2011 in the form of a stock dividend to all stockholders of record on January 20, 2011. All share and per share amounts presented above were retroactively adjusted for the common stock split.

(2) The fiscal year ended June 30, 2012 and June 30, 2013 include a non-cash impairment charge of $27.7 million and $36.4 million, respectively, related to our DFS business.

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

Executive Summary

Overview

We are a leading international non-bank provider of alternative financial services, principally unsecured short-term consumer loans, secured pawn loans, check cashing, gold buying, money transfers and reloadable prepaid debit cards, serving primarily unbanked and under-banked consumers. We serve our customers through our over 1,500 current retail storefront locations and our multiple Internet platforms in ten countries across Europe and North America: the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania, the Czech Republic and the Republic of Ireland. Our networks of retail locations in the United Kingdom and Canada are the largest of their kind by revenue in each of those countries. We believe we operate one of the largest online unsecured short-term consumer lending businesses by revenue and loan portfolio in the United Kingdom. We also believe that, by virtue of our secured pawn lending operations in the United Kingdom, Scandinavia, Poland, Romania and Spain, we are the largest pawn lender in Europe measured by loan portfolio.

At June 30, 2013, our global retail operations consisted of 1,507 retail storefront locations, of which 1,474 are company-owned financial services stores, conducting business primarily under the names The Money Shop®, Money Mart®, InstaCheques®, Suttons & Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠, MoneyNow!®, Super Efectivo® and Express Credit. In addition to our retail stores, we also offer Internet-based short-term consumer loans in the United Kingdom primarily under the brand names Payday UK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ brand names, and in Sweden, Poland, the Czech Republic and Spain primarily under the OK Money® brand name. We offer longer term unsecured loans in Poland through in-home servicing under the trade name Optima®, and a consumer line of credit in Finland offered by DFC Nordic Oyj. In addition, our DFS subsidiary provides fee-based services to enlisted military personnel applying for loans to purchase new and used vehicles that are funded and serviced primarily under an agreement with a third-party lender through our branded Military Installment Loan and Education Services, or MILES®, program.

Our products and services, principally our unsecured short-term consumer loans, secured pawn loans, and check cashing and gold buying services, provide customers with immediate access to cash for living expenses or other needs. In addition to those core offerings, we strive to offer our customers additional high-value ancillary services, including Western Union® money order and money transfer products, electronic tax filing, reloadable prepaid VISA® and MasterCard® debit cards and foreign currency exchange. Most of these ancillary services are provided through third-party vendors.

For our unsecured short-term consumer loans, we receive fees on the loans we provide. For our secured pawn loans, we receive interest and fees on the loans we provide. For our check cashing services, we charge our customers fees that are usually equal to a percentage of the amount of the check being cashed and are deducted from the cash provided to the customer.

Our expenses primarily relate to the operations of our retail store network and Internet lending operations, including the provision for loan losses, salaries and benefits for our employees, occupancy expense for our leased real estate, depreciation of our assets and corporate and other expenses, including costs related to opening and closing stores.

In each foreign country in which we operate, local currency is used for both revenues and expenses. Therefore, we record the impact of foreign currency exchange rate fluctuations related to our foreign net income.

We continue to seek opportunities to expand upon and diversify from our core financial services businesses. We have continued to expand our Internet lending business after our fiscal 2011 acquisition of one of the largest online providers of unsecured short-term consumer loans by revenue in the United Kingdom, leveraging the scalable technology and back-office support capabilities of DFC Nordic Oyj to launch an Internet lending business in Poland in February 2012, the Czech Republic in October 2012 and Spain in March 2013. We expect to further extend our Internet lending capabilities into other countries in the future. We are also actively expanding our secured pawn lending businesses. We acquired Sefina Finance AB in December 2010, which we believe to be the

largest pawn lender, measured by loan portfolio, in each of Sweden and Finland. In March 2012, we acquired a chain of eight retail pawn and gold buying stores in Spain and have since expanded our Spanish retail operations to include 21 new SuperEfectivo retail locations and one high-end Suttons & Robertsons pawn store in Madrid. Also, in May 2013, we acquired Express Credit Amanet S.R.L., a chain of 32 retail pawn and gold buying stores in Romania, offering secured pawn lending mainly on gold jewelry and small-size, high-value electronics in addition to gold buying services. We also offer secured pawn lending in a significant majority of our retail locations in the United Kingdom as well as through our high-end Suttons & Robertsons stores in Britain and Madrid, Spain, and grew our secured pawn lending in our Canadian retail stores during fiscal 2013. Also in 2013, we began offering secured pawn lending on gold jewelry as a pilot program in 32 of our U.S. retail stores and look to expand that product offering in fiscal 2014. Internet-based and secured pawn lending generated $298.7 million and $81.9 million, respectively, of revenue for the year ended June 30, 2013, representing 26.6% and 7.3%, respectively, of our revenue for our fiscal 2013.

Prior to the fourth quarter of fiscal 2013, we had been organized based on geographic locations and the types of products and services that we provided. Under this organizational structure, the Company had three reportable segments: our financial services offerings in each of Europe, Canada and the United States. During the fourth quarter of fiscal 2013, we implemented changes in our operating segments resulting from changes in the processes employed for allocating resources across the Company and reviewing operating results to assess performance by our Chief Operating Decision Maker. These changes, which resulted in part from the reorganization of our business operations that were initiated during the third quarter of fiscal 2013, were fully implemented in the fourth quarter of fiscal year 2013 to align our operating and reportable segments with how we manage the business and view the markets we serve.

We manage our business as four reportable segments — our retail-based financial services offerings in each of Europe, Canada and the United States, as well as our eCommerce reportable segment, which operates in Europe and Canada. Dealers' Financial Services, LLC, or DFS, our subsidiary which operates independently of our other businesses, is included in Other.

Trends and Competition in Internet-based Business

Within the past two and a half years, we have significantly expanded our online presence through our acquisition of one of the largest online providers of unsecured short-term consumer loans in the United Kingdom and leveraging the scalable technology and back-office support capabilities of DFC Nordic Oyj to expand our Internet lending offerings to Poland, the Czech Republic and Spain. We expect to continue to expand our online lending business in the future, both through strategic acquisitions and organic growth. Due to low barriers to entry for new non-bank lenders, particularly those who offer their services through the Internet, we have seen an increase in the number of competitors within the online markets in which we now operate (including a large increase in providers in the United Kingdom), we believe that competition in the online loan market continues to be largely fragmented with high barriers to entry, including the ability to raise sufficient capital to fund loans and growth in loan portfolios, the ability to implement effective underwriting, collections and fraud prevention processes, technology requirements, marketing costs, customer privacy issues and other regulatory and compliance requirements. Additionally, we believe that recent and ongoing regulatory developments in the United Kingdom and Finland will result in some market consolidation and provide additional growth opportunities for companies with sufficient capital and sound operating platforms.

Recent Regulatory Developments

Set forth below is a brief discussion of recent legal and regulatory developments in markets in which we operate that may have a material impact on us and our results of operations.

In the United Kingdom, consumer lending is governed by the Consumer Credit Act of 1974, and related rules and regulations. As required by the Consumer Credit Act of 1974, we have obtained licenses from the Office of Fair Trading, which we refer to as the OFT, which is responsible for regulating competition, policy, and for consumer protection. The Consumer Credit Act of 1974 also contains rules regarding the presentation, form and content of loan agreements, including statutory warnings and the layout of financial information. Beginning

on July 31, 2009, The Money Laundering Regulations 2007 were enhanced to include consumer credit lenders, and all consumer credit lenders not authorized by the Financial Services Authority or HM Revenue and Customs as a Money Service Business are now required to register with the Office of Fair Trading. We believe that we have complied with these regulations where we were not already registered by HM Revenue and Customs.

The OFT has issued Irresponsible Lending Guidance, or the ILG, which outlines the overarching principles of consumer protection and fair business practice which apply to all regulated consumer credit lending. In February 2012, the OFT announced that it had launched an extensive review of the short-term lending sector in the United Kingdom to assess the sector's compliance with the Consumer Credit Act of 1974, the ILG and other relevant guidance and legal obligations. As part of this review, we were among approximately 50 companies offering unsecured short-term consumer loans for which the OFT conducted on-site inspections that could be used to assess fitness to hold a consumer credit license and could result in formal enforcement action where appropriate. The OFT commenced its onsite review of our U.K. operations in late fiscal 2012. Furthermore, we have provided the OFT with a response to a comprehensive survey request with respect to several of our businesses in the United Kingdom to assess compliance with applicable regulations and guidance. The OFT issued its final report on the outcome of its sector review in March 2013. In that report, the OFT indicated that it would be writing to all of the approximately 50 lenders in a staggered timeframe with its findings following the on-site inspections of these lenders. Our operating subsidiary which holds the consumer credit license for our Payday UK ® business received its letter from the OFT and submitted its report confirming compliance with the OFT by the May 28, 2013 deadline. Our operating subsidiaries holding the consumer credit licenses for our Payday Express ® and The Money Shop businesses also received their letter and submitted their reports confirming compliance with those letters by the July 17, 2013 deadline. While each of these letters had different requirements specific to the particular business, overall, the letters both specifically and generally advised on required actions in the following categories: advertising and marketing; pre-contract information and explanations; affordability assessments; rollovers (including deferred refinance and extended loans); forbearance and debt collection; and regulatory and other compliance issues. The reports submitted by these subsidiaries included a confirmation in the view of the independent auditor, that the independent auditor was reasonably assured that all three businesses were compliant with the requirements of their respective letters from the OFT. All relevant business units in the United Kingdom are also evaluating the contents of the final OFT report as they relate to our lending operations in the United Kingdom.

The OFT also updated its Debt Collection Guidance in October 2011, and, in November 2012, issued guidance regarding the use of continuous payment authority. Under that guidance, we will be required to more specifically disclose to customers the use of continuous payment authority, including the amount(s) that may be deducted, the frequency of use, and the basis for taking partial payments. Additionally, the OFT's guidance will require us to suspend the use of continuous payment authority to collect defaulted debts from a customer who we believe to be experiencing financial hardship, based in part on our reasonable attempts to discuss the defaulted debt with the customer.

In March 2013, the OFT issued a consultation document outlining the OFT's proposals to refer the single payment lending sector in the United Kingdom to the Competition Commission for review. The OFT announced on June 27, 2013 that it had decided to refer the sector to the Competition Commission as the OFT has concerns that there are features of the sector which are operating in a way to distort competition in the market on a number of grounds. The Competition Commission has written to certain of our UK operating subsidiaries (along with other lenders in the sector) requesting information and documentation, which we supplied by the July 19, 2013 deadline. The Competition Commission's review of the sector may continue until June 2015.

In addition, the OFT will transfer regulatory authority over consumer credit businesses to the new Financial Conduct Authority (FCA) on April 1, 2014, and we cannot yet determine what impact, if any, this change in regulatory oversight will have on our business.

As we continue to evaluate all of these regulatory developments in the United Kingdom, we may consider or be required to make additional changes, to our lending and collection practices, but it is too soon to estimate the impact of any such changes.

In Finland, our consumer lending operations are regulated pursuant to the Finnish Consumer Protection Law, under the oversight of the Ministry of Justice. In 2011, following a parliamentary change and the submission to the Finnish Parliament of proposed legislation seeking to impose more stringent rules for the micro-lending market, including interest rate caps or other limitations on the availability of micro-loans online, the Ministry of Justice nominated a working group to review the existing regulatory framework in Finland, including regulations affecting our Finland-based subsidiary, DFC Nordic Oyj. On September 11, 2012, after a consultation period which resulted in several potential modifications to the working group's proposals, a bill was introduced in the Finnish Parliament to restrict the interest rate on loans less than EUR 2,000 to an annual percentage rate that cannot exceed the European Central Bank rate by more than 50%. This amendment to the Finnish Consumer Protection law, including the interest rate limit and enhanced obligations for lenders to evaluate consumer creditworthiness, was ratified by the Finnish Parliament and the President of Finland and became effective on June 1, 2013. As a result of this law, we ceased originating our short-term consumer loan product and in May 2013 we introduced a new consumer credit line product to replace the Internet-based short-term loan product in Finland. We are also evaluating the possibility of launching new alternative products which would comply with the amended law.

In the United States, the Consumer Financial Protection Bureau (the "CFPB") has regulatory, supervisory and enforcement powers over certain non-bank providers of consumer financial products and services, such as us. Under the CFPB's short-term lending supervision program, which aims to ensure that short-term lenders are following federal consumer financial laws in their U.S. operations, the CFPB gathers information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with federal consumer financial laws, and identify risks to consumers throughout the lending process. The CFPB completed an on-site review of our U.S. retail operations in early fiscal 2013. As a result of the CFPB review, we are taking corrective action to address the CFPB's findings by improving our operating and compliance procedures, controls and systems.

Separately, the CFPB reviewed DFS' MILES program in fiscal 2013. As a result of this examination, the CFPB cited violations by DFS of the Consumer Financial Protection Act for deceptively marketing the prices and scope of certain add-on products. Without admitting or denying any of the facts or conclusions of the review, DFS agreed to a consent order with the CFPB to amend its practices to meet the requirements set forth by the CFPB, and to provide financial redress in the form of a $3.3 million restitution fund to be distributed to past and current DFS customers.

In addition to these supervisory and enforcement powers, the CFPB may also exercise regulatory authority over the products and services that we offer in the United States. Until such time as the CFPB exercises its rule-making powers, we cannot predict what effect any such regulation may have on our U.S. business.

Recent Events

On December 14, 2011, we announced that our Board of Directors had approved a stock repurchase plan, authorizing us to repurchase in the aggregate up to five million shares of our outstanding common stock. On September 30, 2012, our Board of Directors reconfirmed the plan through September 30, 2013. During the fiscal year ended June 30, 2013, we repurchased 3,499,881 shares of our outstanding common stock for an aggregate purchase price of $54.4 million. As of June 30, 2013, an additional approximately 0.5 million shares may be repurchased under the stock repurchase plan. On August 21, 2013, our Board of Directors authorized an additional 5,000,000 shares that we can repurchase on a discretionary basis in future periods. Through August 27, 2013, we repurchased an additional 642,822 shares of our outstanding common stock for an aggregate purchase price of $9.0 million.

During the fiscal year ended June 30, 2013, we incurred approximately $8.5 million of restructuring and other charges for employee severance and other costs related to the reorganization of our business operations between global retail and Internet platforms.

In May 2013, we acquired Express Credit Amanet S.R.L., a leading pawn loan provider in Romania. Express Credit Amanet, founded in 1998, operates a chain of 32 stores predominantly in the city of Iasi, Romania.

Discussion of Critical Accounting Policies

In the ordinary course of business, we have made a number of estimates and assumptions relating to the reporting of results of operations and financial condition in the preparation of our financial statements in conformity with U.S. generally accepted accounting principles. We evaluate these estimates on an ongoing basis, including those related to revenue recognition, loan loss reserves and goodwill and intangible assets. We base these estimates on the information currently available to us and on various other assumptions that we believe are reasonable under the circumstances. Actual results could vary from these estimates under different assumptions or conditions.

We believe that the following critical accounting policies affect the more significant judgments and estimates used in the preparation of our financial statements:

Revenue Recognition

With respect to company-operated stores, revenues from our check cashing, money order sales, money transfer and other ancillary services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

For unsecured short-term consumer loans, which generally have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. Our reserve policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of our retail financial services locations in the United Kingdom and Poland and at our pawn shops in the United Kingdom, Sweden, Finland, Spain, Romania and certain of our Canadian and U.S. retail stores. Pawn loans are short-term in nature and are secured by the customer's personal property, which we refer to as a pledge. At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will, in most markets, go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. As with our unsecured short-term consumer loans, revenues are recognized using the interest rate method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by us concurrent with the funding of loans by a third party lender. We also earn additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Consumer Loan Loss Allowance

We maintain a loan loss allowance for estimated probable losses on unsecured consumer loans. To estimate the appropriate level of loan loss reserves, we consider known relevant internal and external factors that affect loan collectability, including the amount of outstanding loans owed to us, historical loans charged off, current collection patterns and current economic trends. Our loan loss allowance is based on our net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans, plus an estimate of loss based on certain qualitative factors that have not been captured by the historical charge-off data. As these conditions change, we may need to make additional allowances in future periods.

Generally, when an unsecured loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the

loan is placed in default status and reflected as a deduction to the gross loans in default balances and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

During fiscal year 2013, the Office of Fair Trading ("OFT") announced significant changes to marketing, rollover and collection practices which have had and are expected to have a significant impact on our short-term loan portfolio within our United Kingdom businesses. Our allowance for loan losses as of June 30, 2013 has been calculated to reflect management's best estimate and judgment of the likely impact of these changes on probable loan losses. However, these estimates are inherently uncertain, especially given that these regulatory changes have only recently been implemented by us. As the ultimate impact of these regulatory actions and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from our additional experience operating under the revised regulations within the United Kingdom will be reflected in the financial statements in future periods.

We do not typically maintain a loan loss reserve for potential future losses on pawn loans. However, due to a significant decline in gold prices during the fourth quarter of the fiscal year ended June 30, 2013, we recorded a $7.1 million provision for expected unredeemed pledges with a carrying value higher than current market gold prices. Pawn loans are secured by the customer's pledged item. Pawn loans generally represent 50% to 80% of the appraised fair value of the pledged item, thus significantly mitigating our exposure to losses on defaulted pawn loans. Our historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of its pawn loans, the customer pays back the amount borrowed, plus interest and fees, and we return the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item is either sold at auction or sold to a third party in our retail stores after the customer default. Except in isolated instances, as previously mentioned, the amount received at auction or in our store historically is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above our recorded asset value and any related administrative costs and fees are returned to the customer.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with the Intangibles Topic of the FASB Codification, goodwill is assigned to reporting units, which we have determined to be our reporting units of the United Kingdom Retail, Europe Retail (which have been aggregated into the reportable segment of Europe Retail), Canada Retail, United States Retail, eCommerce and DFS. We also have a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more operating segment components have similar economic characteristics, their results are combined in one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, we are required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. We are then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, we would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights, trade names and DFS' MILES program brand name, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

We consider this to be one of the critical accounting estimates used in the preparation of our consolidated financial statements. We estimate the fair value of our reporting units using a discounted cash flow analysis. This analysis requires us to make various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on our budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by our long term business plan. We perform our goodwill impairment test annually as of June 30, and our non-amortizable intangibles with indefinite lives are tested annually as of December 31. However, we may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if we experience a significant disruption to our business, unexpected significant declines in our operating results, divestiture of a significant component of our business, a sustained decline in market capitalization, particularly if it falls below our book value, or a significant change to the regulatory environment in which we operate. While we believe we have made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in our analyses. These differences could have a material adverse impact on the consolidated results of operations and cause us to perform the second step impairment test, which could result in a material impairment of our goodwill.

During the fiscal first quarter ended September 30, 2012, we performed an interim impairment review of our goodwill, indefinite-lived intangible asset and certain other intangible assets related to our DFS business. We determined there was an interim indicator of impairment as a result of the September 2012 notification of the pending termination, effective September 13, 2014, of DFS' contract with the third-party lender that funded a majority of the loans for its Military Installment Loan and Education Services, or MILES®, program. As a result of the interim impairment review, we recorded an intangible asset impairment charge of approximately $5.5 million, related to the carrying value assigned to the contract.

During the fiscal third quarter ended March 31, 2013, we identified interim impairment indicators at our DFS reporting unit and performed an interim impairment test of its goodwill, indefinite-lived intangible asset and certain other intangible assets. The impairment indicators resulted principally from the examination of the CFPB during the fiscal year ended June 30, 2013, which delayed our negotiations with potential lending partners, and other possible funding arrangements, to replace the third-party lender that funded a majority of the MILES program loans. In the fourth quarter of fiscal 2013, DFS received a purported termination notice from the bank funding the MILES loans after DFS and the third-party lender each agreed separately to consent orders with the CFPB, without admitting or denying any of the facts or conclusions of the CFPB review. After restarting the discussions with various potential lending partners during the fourth quarter of fiscal 2013, in August 2013, DFS and a new third-party lender entered into a contract whereby the lender agreed to fund MILES program loans on terms we believe will provide more competitive financing alternatives to DFS' service member customers.

During our fiscal third quarter ended March 31, 2013, we revised our forecasts of the DFS reporting unit as a result of the CFPB examination and the potential for changes in the way that DFS conducts its business. Furthermore, we concluded that due to changes in our capital allocation strategy, we would not fund a portion of the loan originations, which had been assumed in prior forecasts. These collective events addressed herein resulted in us concluding that it was more likely than not that the fair value of the DFS reporting unit was below its carrying amount.

In Step 1 of the goodwill impairment test, the fair value of the DFS reporting unit was determined based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The DFS reporting unit failed the Step 1 test and a preliminary Step 2 test of the goodwill impairment test was performed. We recognized a preliminary goodwill impairment charge of

approximately $15.2 million during the fiscal third quarter ended March 31, 2013, which represented the best estimate of the impairment loss based on the latest information available and the results of the Step 1 and Step 2 tests. Additionally, we recognized an impairment charge of $15.9 million related to DFS' other intangible assets, including the MILES program indefinite-lived intangible asset. The MILES program indefinite-lived intangible valuation was calculated using a relief from royalty valuation method, while the other intangible assets were valued using an excess earnings valuation method.

In the fourth quarter of the fiscal year ended June 30, 2013, we performed our annual impairment tests of goodwill, and finalized the interim estimated impairment of the DFS goodwill. The total goodwill impairment charge for the fiscal year ended June 30, 2013 was $12.4 million, which represented a reduction of $2.8 million from the preliminary goodwill impairment charge recorded during the fiscal third quarter ended March 31, 2013. Additionally, we recognized an impairment charge of $2.6 million related to DFS' other intangible assets. The other intangible assets were valued using an excess earnings valuation method.

The MILES Program indefinite lived intangible valuation was calculated using a relief from royalty valuation method and is based on future revenue projections of the DFS business, discounted to a present fair value using a discount rate of 16.0%.

The calculation of fair value of the DFS reporting unit was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The cash flow projections were discounted using a discount rate of 15.0%, and were selected based on management's estimate of the risk embedded in the projections for each series of cash flows. A simultaneous 10% decline in the cash flow projections combined with a 100 basis point increase in the discount rates used would result in an additional pre-tax $7.3 million impairment to goodwill and an additional $0.9 million impairment to the MILES Program indefinite-lived intangible.

We selected market multiples to be used in the market approach based on companies that we considered to be comparable to DFS, with the assistance of a third party valuation firm. A 10% change in the market multiples used would impact the fair value of DFS by $0.2 million.

The achievement of the forecasted business plan and projections related to DFS is in part dependent on the success of the management plans described above. While management believes that the discount rates selected in its valuation model adequately capture this risk, if these initiatives do not achieve the results anticipated, it is reasonably possible that there could be future impairment of the DFS goodwill and the MILES program indefinite-lived intangible asset, which had a carrying value of $33.1 million as of June 30, 2013.

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, we record all derivatives on the balance sheet at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether we have elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition

of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. We may enter into derivative contracts that are intended to economically hedge certain of our risks, even though hedge accounting does not apply or we elect not to apply hedge accounting.

Cross-Currency Interest Rate Swaps

From time to time, we enter into cross-currency interest rate swaps to protect against changes in cash flows attributable to changes in both the benchmark interest rate and foreign exchange rates on our foreign denominated borrowings. When applicable, we designate derivative contracts as cash flow hedges for accounting purposes. We record foreign exchange re-measurement gains and losses related to the borrowings and also record the changes in fair value of the cross-currency swaps each period in unrealized foreign exchange gain (loss) in our consolidated statements of operations. Because these derivatives are designated as cash flow hedges, we record the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in the same period that the hedged transactions affect earnings.

Non-designated Hedges of Commodity Risk

In the normal course of business, we maintain inventories of gold at our pawn shops. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating the actual current tax liability together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities which are included within our consolidated balance sheet. An assessment is then made of the likelihood that the deferred tax assets will be realized from future taxable income, and to the extent we believe that recovery is not likely, we establish a valuation allowance. We intend to reinvest our foreign earnings and a result, we do not provide a deferred tax liability on foreign earnings.

We account for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Codification Statement ("ASC") 740, *Income Taxes* ("ASC 740"), (formerly FIN 48). We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Results of Operations

The percentages presented in the following table are based on each respective fiscal year's total consolidated revenues:

	June 30,					
	2011		2012		2013	
	(Dollars in millions, except per share data)					
Total revenues:						
Consumer lending	$429.2	54.4%	$ 645.9	60.8%	$ 728.3	64.9%
Check cashing	144.1	18.3%	138.7	13.1%	128.0	11.4%
Pawn service fees and sales	48.0	6.1%	80.9	7.6%	81.9	7.3%
Money transfer fees	32.1	4.1%	38.4	3.6%	36.7	3.3%
Gold sales	46.5	5.9%	70.9	6.7%	63.3	5.6%
Other	88.5	11.2%	86.9	8.2%	84.1	7.5%
Total consolidated revenues	788.4	100.0%	1,061.7	100.0%	1,122.3	100.0%
Operating expenses:						
Salaries and benefits	179.9	22.8%	221.4	20.8%	238.6	21.2%
Provision for loan losses	73.6	9.3%	131.5	12.4%	181.1	16.1%
Occupancy	51.0	6.5%	61.7	5.8%	68.9	6.1%
Purchased gold costs	31.0	3.9%	56.9	5.4%	51.2	4.6%
Advertising	27.1	3.5%	49.6	4.7%	62.9	5.6%
Depreciation	16.8	2.1%	22.1	2.1%	26.4	2.4%
Other	101.8	12.9%	131.2	12.3%	159.2	14.2%
Total operating expenses	481.2	61.0%	674.4	63.5%	788.3	70.2%
Operating margin	307.2	39.0%	387.3	36.5%	334.0	29.8%
Corporate expenses	104.1	13.2%	120.0	11.3%	109.4	9.8%
Other depreciation and amortization	14.6	1.8%	26.3	2.5%	24.7	2.2%
Interest expense, net	90.8	11.5%	102.8	9.7%	119.9	10.7%
Goodwill and other intangible asset impairment charge	—	—%	27.7	2.6%	36.4	3.1%
Unrealized foreign exchange (gain) loss	(47.0)	(5.9)%	11.5	1.1%	(1.2)	(0.1)%
Loss (gain) on derivatives not designated as hedges	39.3	5.0%	(2.9)	(0.3)%	—	—%
(Proceeds from) provision for litigation settlements	(3.7)	(0.5)%	4.1	0.4%	2.8	0.2%
Loss on store closings	0.9	0.1%	0.9	0.1%	1.1	0.1%
Other expense, net	5.8	0.8%	1.3	0.1%	12.7	1.3%
Income before income taxes	102.4	13.0%	95.6	9.0%	28.2	2.5%
Income tax provision	38.7	5.0%	43.8	4.1%	29.1	2.6%
Net income (loss)	63.7	8.0%	51.8	4.9%	(0.9)	(0.1)%
Less: Net loss attributable to non-controlling interests	(0.5)	(0.1)%	(0.6)	—%	(0.2)	—%
Net income (loss) attributable to DFC Global Corp.	$ 64.2	8.1%	$ 52.4	4.9%	$ (0.7)	(0.1)%
Net income (loss) per share attributable to DFC Global Corp.:						
Basic	$ 1.69		$ 1.20		$ (0.02)	
Diluted	$ 1.62		$ 1.16		$ (0.02)	

Constant Currency Analysis

We maintain operations in Europe, Canada and the United States. Over 85% of our revenues are originated in currencies other than the U.S. Dollar, principally the British Pound Sterling and the Canadian Dollar. As a result, changes in our reported revenues and profits include the impacts of changes in foreign currency exchange rates. As additional information to the reader, we provide "constant currency" assessments in the following discussion and analysis to remove and/or quantify the impact of the fluctuation in foreign exchange rates and utilize constant currency results in our analysis of segment performance. Our constant currency assessment assumes foreign exchange rates in the current fiscal periods remained the same as in the prior fiscal year periods. All conversion rates below are based on the U.S. Dollar equivalent to one of the applicable foreign currency.

	Actual Average Exchange Rates Fiscal Year Ended June 30,		
	2013	2012	2011
British Pound Sterling	1.5683	1.5839	1.5917
Canadian Dollar	0.9957	0.9968	0.9995
Swedish Krona	0.1517	0.1487	0.1570(1)
Euro	1.2937	1.3384	1.4048(1)
Polish Zloty	0.3118	0.3145	0.3441

(1) FY 2011 reflects the average exchange rate from December 31, 2010, the date of the Sefina acquisition, to June 30, 2011

We believe that our constant currency assessments are a useful measure, indicating the actual growth and profitability of our operations. Earnings from our subsidiaries are not generally repatriated to the United States; therefore, we do not incur significant economic gains or losses on foreign currency transactions with our subsidiaries. To the extent funds are transmitted between countries, we may be subject to realized foreign exchange gains or losses. To the extent liabilities are paid or assets are received in a currency other than the local currency, we would incur realized transactional foreign exchange gains or losses. Cash accounts are maintained in Europe and Canada in local currency, and as a result, there is little, if any diminution in value from the changes in currency rates. Therefore, cash balances are available on a local currency basis to fund the daily operations of the Europe-based and Canada-based business units.

Fiscal 2013 Compared to Fiscal 2012

Revenues

Total revenues for the year ended June 30, 2013 increased by $60.6 million, or 5.7%, as compared to the year ended June 30, 2012. The impact of new stores and acquisitions accounted for $46.8 million of the revenue increase, while the impact of foreign currency accounted for a decrease of $7.2 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $21.0 million, or 2.0%. The increase was primarily the result of a $41.8 million increase in revenues for eCommerce, related to consumer lending, partially offset by an $11.5 million decrease in revenues for Europe Retail, primarily as a result of lower gold sales, and a $5.0 million decrease in DFS revenues.

Consolidated fees from consumer lending were $728.3 million for the year ended June 30, 2013 compared to $645.9 million for the year ended June 30, 2012, an increase of $82.4 million or 12.7%. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $72.5 million. Consumer lending revenues in Europe Retail, eCommerce, Canada Retail and United States Retail increased by $15.8 million, $41.6 million, $11.9 million and $3.2 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions).

Consolidated check cashing revenue decreased $10.7 million, or 7.7%, for the year ended June 30, 2013 compared to the year ended June 30, 2012. The impact of new stores and acquisitions accounted for a $3.6 million increase, while the impact of foreign currency accounted for a decrease of $0.3 million. The remaining check cashing revenues were down $14.0 million, or 10.1%, for the year ended June 30, 2012. On a constant currency

basis and excluding the impacts of new stores and acquisitions, check cashing revenues declined 22.3% in Europe Retail, 6.7% in Canada Retail and 7.9% in United States Retail. There was an aggregate decline of 9.1% in the number of checks cashed for the year ended June 30, 2013 as compared to the year ended June 30, 2012.

Pawn service fees were $81.9 million for the year ended June 30, 2013, representing an increase of $1.0 million, or 1.2%, compared to the prior year period. The impact of new stores and acquisitions accounted for a $7.1 million increase, while the impact of foreign currency accounted for a decrease of $0.5 million. The remaining decrease of $5.6 million, or 6.9%, is primarily due to increased competition and a decline in the price of gold which resulted in lower auction and scrap margins on un-redeemed pledges during the year ended June 30, 2013.

For the year ended June 30, 2013, money transfer fees, gold sales and all other revenues decreased by $12.0 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues decreased by $32.0 million, or 16.3%, for the year ended June 30, 2013 as compared to the year ended June 30, 2012. The decrease was primarily due to lower gold sales, decreased money transfer fees, decreased debit card fees in Canada and reduced DFS revenues, partially offset by increased currency exchange and collection fees revenues in Europe Retail.

Operating Expenses

Operating expenses were $788.3 million for the year ended June 30, 2013 compared to $674.4 million for the year ended June 30, 2012, an increase of $113.9 million or 16.9%. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $47.1 million. The impact of foreign currency fluctuations accounted for a decrease of $5.5 million.

On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses increased by $72.3 million as compared to the year ended June 30, 2012. For the year ended June 30, 2013, total operating expenses increased to 70.2% of total revenue as compared to 63.5% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 69.0%.

The consolidated loan loss provision, excluding a $7.1 million provision related to pawn loans, expressed as a percentage of gross consumer lending revenue, was 23.9% for the year ended June 30, 2013 compared to 20.4% for the year ended June 30, 2012. The consolidated loan loss provision for the year ended June 30, 2013 was significantly impacted by higher loan defaults in the United Kingdom resulting from the recently implemented three loan rollover limitation, a change in the use of continuous payment authority and a change in estimate to the loan loss provision for customers placed on installment payment plans. The impact of these changes was primarily recognized during the second half of the year ended June 30, 2013. The higher loan loss provision was also influenced by a changing mix of loan products and countries, including a greater mix of Internet-based loans in the United Kingdom, Scandinavia, Canada and Poland, which typically carry higher loan losses, but significantly lower fixed operating costs than our store based businesses in those countries. The $7.1 million increase in the loan loss provision related to pawn loans was the result of the significant decrease in gold prices during the fourth quarter of the fiscal year ended June 30, 2013.

Relative to our reportable segments, after excluding the impacts of foreign currency and new stores and acquisitions, operating expenses in eCommerce, Canada Retail and United States Retail increased by $69.5 million, $3.0 million and $0.5 million, respectively, and decreased by $1.1 million in Europe Retail. The increase in operating expenses in eCommerce reflects the growth of the Internet business and its costs, an increase in the provision for loan losses primarily due to higher loan defaults in the United Kingdom noted above and the growth in consumer lending revenue. The increase in Canada Retail was primarily a result of an increase in the provision for loan losses. The decrease in Europe Retail reflects reduced purchased gold costs, as a result of lower gold sales, partially offset by an increase in the provision for loan losses primarily due to higher loan defaults in the United Kingdom.

Corporate Expenses

Corporate expenses were $109.4 million for the year ended June 30, 2013 compared to $120.0 million for the year ended June 30, 2012, or a decrease of $10.6 million, and a 160 basis points decrease as a percent of revenue. The decrease is primarily the result of a decrease in salaries and benefits costs, as a result of lower

incentive-based expenses. This decrease was partially offset by increased franchise and other taxes and increased investment in our eCommerce and global infrastructure to support global store, product and platform expansion plans, as well our investment in our global business development activities.

Other Depreciation and Amortization

Other depreciation and amortization was $24.7 million for year ended June 30, 2013 compared to $26.3 million for the year ended June 30, 2012. The decrease of $1.6 million is primarily related to reduced amortization of DFS intangible assets as a result of the impairment charges recorded during the year ended June 30, 2013.

Interest Expense

Interest expense, net was $119.9 million for the year ended June 30, 2013 compared to $102.8 million for the year ended June 30, 2012. The increase in interest expense, net, is primarily the result of interest expense on our 3.25% senior convertible notes issued in April 2012, as well as interest expense on our cross-currency swaps. Included in the interest expense for the year ended June 30, 2013 is approximately $25.7 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our legacy cross currency interest rate swaps, the non-cash interest expense associated with our convertible debt and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $22.6 million for the year ended June 30, 2012, representing an increase of approximately $3.1 million. The increase was primarily related to the non-cash interest on our convertible debt issued in April 2012, partially offset by our legacy cross currency swaps becoming fully amortized in October 2012.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009 with a portion of the proceeds from our $600.0 million senior note offering completed in December 2009, we discontinued hedge accounting on our legacy cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $2.2 million non-cash interest charge for the year ended June 30, 2013 as compared to $6.5 million for the year ended June 30, 2012.

Goodwill and Other Intangible Assets Impairment Charge

We recognized a goodwill impairment charge of approximately $12.4 million during the year ended June 30, 2013, based on the estimated fair value and book value of our DFS business. Additionally, we recognized an impairment charge of $24.0 million related to DFS' other intangible assets, including the MILES program indefinite-lived intangible asset. The determination of estimated fair value requires management to make assumptions about estimated cash flows, including long-term forecasts, discount rates and terminal growth rates. The non-cash impairment charge is the result of our current expectations for future growth and profitability for the DFS business being lower than our previous estimates. The calculation of fair value was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The decline in our estimates is primarily a result of the CFPB examination and the changes in the way that DFS conducts its business. Furthermore, we concluded that due to changes in our capital allocation strategy, we could not fund a portion of the loan originations, which had been assumed in prior forecasts. Additionally, we recognized an impairment charge associated with the termination of our contract with the third-party lender that was funding a majority of the loans for our MILES program. In August 2013, we entered into a new agreement with a funding partner for loans under the MILES program, which we believe will provide more competitive financing alternatives to DFS' service member customers.

Unrealized Foreign Exchange Gain/Loss

The unrealized foreign exchange gain of $1.2 million for the year ended June 30, 2013 is due primarily to unrealized gains on payables denominated in non-functional foreign currencies on our foreign subsidiaries' books.

The unrealized foreign exchange loss of $11.5 million for the year ended June 30, 2012 is due primarily to the unrealized foreign exchange losses associated with the mark-to-market of our $600.0 million in senior notes, partially offset by unrealized foreign exchange gains on intercompany debt. On April 27, 2012, we entered into new swap agreements to hedge the U.S Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. The new swaps eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the previous ineffective swap instruments, and lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity.

Loss (Gain) on Derivatives not Designated as Hedges

The mark to market gain on derivatives not designated as hedges was $2.9 million for the year ended June 30, 2012. Loss (gain) on derivatives not designated as hedges was related to the change in fair value and the net additional cash payments to the swap counter parties associated with our cross-currency interest rate swaps in Canada that are related to the legacy bank term loans that were repaid in December 2009. The change in fair value was related to both the changes in market interest rates and foreign exchange rates. On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of its previously retired term bank loans, and entered into new swaps, which will not be recorded in the income statement, as long as they are determined to be effective.

Provision for Litigation Settlements

The provision for litigation settlements during the year ended June 30, 2013 was $2.8 million and primarily related to higher than expected claim submissions by eligible customers from litigation previously settled in California.

The provision for litigation settlements during the year ended June 30, 2012 was $4.1 million and primarily related to the provision for the settlement of litigation in California.

Other (Income) Expense

During the year ended June 30, 2013, we recorded net other expense of approximately $12.7 million. We incurred $8.5 million of restructuring and other charges for employee severance and other costs related to the reorganization of our business operations between global retail and Internet platforms. We also recorded $3.3 million of expenses related to the establishment of a restitution fund resulting from DFS' consent order with the CFPB. Additionally, we incurred expenses for acquisition-related activities of $2.3 million and realized foreign exchange losses of $0.9 million, and other income items of $2.3 million.

During the year ended June 30, 2012, we recorded net other expenses of approximately $1.2 million, due to acquisition-related activities of $3.4 million and realized foreign exchange losses of $2.3 million, partially offset by other income items of $4.5 million.

Income Tax Provision

The provision for income taxes was $29.1 million for the year ended June 30, 2013 compared to a provision of $43.8 million for the year ended June 30, 2012. Our effective tax rate was 103.4% for the year ended June 30, 2013 and was 45.8% for the year ended June 30, 2012. The increase in the effective tax rate for the year ended June 30, 2013 as compared to the prior year was primarily a result of goodwill impairment for Dealers' Financial Services LLC, and U.S. true-ups to deferred taxes. Our effective tax rate differs from the U.S. federal statutory rate of 35% due to foreign taxes, permanent differences, the impact of unrealized mark to market foreign exchange gains/losses and a valuation allowance on U.S. and certain foreign deferred tax assets. At June 30, 2013, we maintained deferred tax assets of $150.9 million, which is offset by a valuation allowance of $114.0 million, which represents a decrease of $10.4 million in the net deferred tax asset during the year ended June 30, 2013. The change for the period in our deferred tax assets and valuation allowances is more fully described in the paragraphs that follow.

The $150.9 million in deferred tax assets consists of $74.7 million related to net operating losses and other temporary differences, $56.7 million related to foreign tax credits and $19.5 million in foreign deferred tax assets. At June 30, 2013, U.S. deferred tax assets related to net operating losses and other temporary differences

were reduced by a valuation allowance of $112.2 million, which represents an increase of $27.5 million in the period. The federal net operating loss carry forward at June 30, 2013 was $73.0 million and at June 30, 2012 was $65.4 million, an increase of $7.6 million due to additional net operating loss generated in the year ended June 30, 2013. Our ability to utilize pre-fiscal 2007 net operating losses in a given year is limited to $9.0 million under Section 382 of the Internal Revenue Code because of changes of ownership resulting from our June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit our ability to utilize the net operating losses under the Internal Revenue Code. The state net operating loss carryforwards available to offset future state taxable incomes at June 30, 2013 were $605 million compared to $579 million at June 30, 2012, comprised mostly of New York State, Pennsylvania, and California. The deferred tax asset related to excess foreign tax credits remained unchanged. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $56.7 million.

At June 30, 2012 and 2013 we had $16.1 million and $20.7 million, respectively, of unrecognized tax benefit reserves related to uncertain tax positions primarily related to transfer pricing matters which, if recognized, would decrease the effective tax rate. We recognize interest and penalties related to uncertain tax positions in income tax expense. The provision for unrecognized tax benefits including accrued interest is included in income taxes payable.

The tax years ending June 30, 2005 through 2013 remain open to examination by the taxing authorities in the United States, tax years ending June 30, 2009 through 2013 for the United Kingdom, tax years ending June 30, 2007 through 2013 for Canada, and tax years 2007 through 2013 for Sweden and Finland. The Canadian tax authorities have assessed tax for fiscal years ending June 30, 2006 through 2009, which we are contesting and for which a notice of objection has been filed. During the quarter ended December 31, 2011, the Canadian tax authorities proposed adjustments related to intercompany transfer pricing for the Canadian affiliate for the years ended June 30, 2006 through June 30, 2009. We have not agreed with these proposed transfer pricing adjustments and are contesting them through the administrative process. The Canadian affiliate is also under audit for transfer pricing for the years ended June 30, 2010 and June 30, 2011. We believe our existing reserves for all tax matters, including the Canadian audits and assessments, are adequate.

Fiscal 2012 Compared to Fiscal 2011

Revenues

Total revenues for the year ended June 30, 2012 increased by $273.3 million, or 34.7%, as compared to the year ended June 30, 2011. The impact of new stores and acquisitions accounted for $216.5 million of the revenue increase, while the impact of foreign currency accounted for a decrease of $7.0 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, total revenues increased by $63.9 million, or 8.1%. The increase was primarily the result of a $44.8 million increase in revenues for Europe Retail, related to consumer lending, pawn service fees and sales and gold sales, and a $36.8 million increase in eCommerce revenues, partially offset by a $9.6 million decrease in DFS revenues and a $10.6 million decrease in Canada Retail revenues, primarily due to decreased check cashing revenues.

Consolidated fees from consumer lending were $645.9 million for the year ended June 30, 2012 compared to $429.2 million for the year earlier period, an increase of $216.7 million or 50.5%. The impact of new stores and acquisitions accounted for $158.1 million of the revenue increase, including our April 1, 2011 acquisition of MEM and our July 6, 2011 acquisition of Risicum (now known as DFC Nordic Oyj), while the impact of foreign currency accounted for a decrease of $4.8 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, consumer lending revenues increased by approximately $63.4 million. Consumer lending revenues in Europe Retail, eCommerce and United States Retail increased by $24.2 million, $37.3 million and $3.2 million, respectively (on a constant currency basis and excluding the impacts of new stores and acquisitions), while consumer lending revenues in Canada Retail decreased by $1.3 million.

Consolidated check cashing revenue decreased $5.4 million, or 3.7%, for the year ended June 30, 2012 compared to the prior year period. The impact of new stores and acquisitions accounted for an $11.6 million increase, while the impact of foreign currency accounted for a decrease of $0.2 million. The remaining check cashing revenues were down $16.8 million, or 11.6%, for the year ended June 30, 2012. On a constant currency

basis and excluding the impacts of new stores and acquisitions, check cashing revenues declined 15.9% in Europe Retail, 10.9% in Canada Retail and 10.0% in United States Retail. There was an aggregate decline of 10.8% in the number of checks cashed for the year ended June 30, 2012 as compared to the year ended June 30, 2011. Concurrently, our prepaid debit card revenues are increasing as we believe that more of our customers are switching to this medium in lieu of checks.

Pawn service fees were $80.9 million for the year ended June 30, 2012, representing an increase of $32.9 million, or 68.4%, compared to the prior year period. The impact of new stores and acquisitions, including our December 31, 2011 acquisition of Sefina, accounted for a $22.0 million increase, while the impact of foreign currency accounted for a decrease of $0.7 million. The remaining increase of $11.6 million, or 24.1%, is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe.

For the year ended June 30, 2012, money transfer fees, gold sales and all other revenues increased by $29.1 million. On a constant currency basis and excluding the impacts of new stores and acquisitions, these revenues increased by $5.7 million, or 3.4%, for the year ended June 30, 2012 as compared to the prior year period. The increase was primarily due to higher gold sales in Europe Retail and United States Retail, and increased prepaid debit card fees in Canada Retail, partially offset by reduced DFS revenues.

Operating Expenses

Operating expenses were $674.4 million for the year ended June 30, 2012 compared to $481.2 million for the year ended June 30, 2011, an increase of $193.2 million or 40.2%. There was an increase in the current year's operating expenses related to new stores and acquisitions of approximately $160.1 million. The impact of foreign currency fluctuations accounted for a decrease of $5.2 million.

On a constant currency basis and excluding the impacts of new stores and acquisitions, operating expenses increased by $38.3 million as compared to the prior year. For the year ended June 30, 2012, total operating expenses increased to 63.5% of total revenue as compared to 61.0% of total revenue in the prior year. After adjusting for constant currency reporting and excluding the impacts of new stores and acquisitions, the percentage of total operating expenses as compared to total revenue was 61.0%.

The consolidated loan loss provision, expressed as a percentage of gross consumer lending revenue, was 20.4% for the year ended June 30, 2012 compared to 17.1% for the year ended June 30, 2011. The higher loan loss provision was influenced by a changing mix of loan products and countries, including a stronger mix of Internet-based loans in the United Kingdom and Scandinavia, which typically carry higher loan losses, but lower overall operating costs than our store based businesses. The higher loan loss provision experienced for Internet-based loans is directly related to the number of new customers in that element of our business. Loans made to newer customers tend to carry higher loss rates until our level of experience (i.e., knowledge of customer behavior) with the customer increases.

Relative to our reportable segments, after excluding the impacts of foreign currency and new stores and acquisitions, operating expenses in Europe Retail, eCommerce and United States Retail increased by $28.3 million, $21.4 million and $1.5 million, respectively, and decreased by $10.8 million in Canada Retail. The increase in operating expenses in Europe Retail reflects an increase in the provision for loan losses primarily due to the growth in consumer lending revenue, as well as the mix of lending products, increased salary and benefits costs, and an increase in costs related to the purchased gold product. The increase in operating expenses in eCommerce reflects the growth of the Internet business and its costs, and an increase in the provision for loan losses primarily due to the growth in consumer lending revenue. The decrease in Canada Retail was primarily a result of decreased salary and benefits costs, a decrease in the provision for loan losses and a decrease in franchise and other taxes.

Corporate Expenses

Corporate expenses were $120.0 million for the year ended June 30, 2012 compared to $104.1 million for the year ended June 30, 2011, or an increase of $15.9 million, reflecting our increased investment in our eCommerce and global infrastructure to support global store, product and platform expansion plans, as well our investment in our global business development activities. The increase is commensurate with our growth and as a percentage of revenue, is lower than the prior year period.

Other Depreciation and Amortization

Other depreciation and amortization was $26.3 million for the year ended June 30, 2012 compared to $14.6 million for the year ended June 30, 2011. The increase of $11.7 million is primarily related to amortization of intangible assets related to the MEM and Risicum acquisitions, as well as amortization of recently reacquired franchise rights and increased depreciation of corporate-related assets.

Interest Expense

Interest expense, net was $102.8 million for the year ended June 30, 2012 compared to $90.8 million for the same period in the prior year. The increase in interest expense, net is primarily the result of increased debt levels related to the MEM and Risicum acquisitions, as well as interest expense on debt assumed as part of the Sefina acquisition. Included in the interest expense for the year ended June 30, 2012 is approximately $22.6 million of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for our legacy cross currency interest rate swaps, the non-cash interest expense associated with our convertible debt and the amortization of various deferred issuance costs. This non-cash interest expense was approximately $19.0 million for the year ended June 30, 2011, representing an increase of approximately $3.6 million. The increase was primarily related to the amortization of debt issuance costs related to our global revolving credit facility, as well as the non-cash interest on our convertible debt.

Subsequent to the prepayment of the majority of our Canadian term debt on December 23, 2009 with a portion of the proceeds from our $600.0 million senior note offering completed in December 2009, we discontinued hedge accounting on our legacy cross-currency swaps because we no longer achieved the requirements of hedge accounting. However, in accordance with the Derivatives and Hedging Topic of the FASB Codification, we continued to report the net loss related to the discontinued cash flow hedge in other accumulated comprehensive income and subsequently reclassify such amounts into earnings over the remaining original term of the derivative when the hedged forecasted transactions are recognized in earnings. This resulted in a $6.5 million non-cash interest charge for the years ended June 30, 2012 and June 30, 2011.

Goodwill and Other Intangible Assets Impairment Charge

We recorded a goodwill and other indefinite lived intangible asset impairment charge of approximately $27.7 million in the fourth quarter of the year ended June 30, 2012, based on the estimated fair value and book value of our DFS business. The decline in our estimates was primarily due to continuing significant lending constraints by our third party lender that originated these loans, low market interest rates stemming from the ongoing low cost of capital that attracted more aggressive competition and the ongoing troop deployments that were not anticipated.

Unrealized Foreign Exchange Gain/Loss

Unrealized foreign exchange loss of $11.5 million for the year ended June 30, 2012 is due primarily to the unrealized foreign exchange losses associated with the mark to market of our $600.0 million in senior notes, partially offset by unrealized foreign exchange gains on intercompany debt. On April 27, 2012, we entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate the new swaps will eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the previous ineffective swap instruments, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity.

The unrealized foreign exchange gain of $47.0 million for the year ended June 30, 2011 is due primarily to the mark to market of the unrealized foreign exchange gain on our senior notes, partially offset by unrealized foreign exchange losses on intercompany debt.

Loss (gain) on derivatives not designated as hedges

The mark to market gain on derivatives not designated as hedges was $2.9 million for the year ended June 30, 2012, compared to a loss of $39.3 million for the year ended June 30, 2011. Loss (gain) on derivatives not designated as hedges is related to the change in fair value and the net additional cash payments to the swap

counter parties associated with our cross-currency interest rate swaps in Canada that are related to the legacy bank term loans that were repaid in December 2009. The change in fair value is related to both the changes in market interest rates and foreign exchange rates. On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of its previously retired term bank loans, and entered into new swaps, which will not be recorded in the income statement, as long as they are determined to be effective.

(Proceeds from) Provision for Litigation Settlements

The provision for litigation settlements during the year ended June 30, 2012 was $4.1 million and primarily related to the settlement of litigation in California.

The proceeds from litigation settlements during the year ended June 30, 2011 was $3.7 million, primarily related to cash received from certain Canadian franchisees for their portion of settlement costs for the Canadian class actions.

Other (Income) Expense

During the year ended June 30, 2012, we recorded net other expenses of approximately $1.2 million, due to acquisition-related activities of $3.4 million and realized foreign exchange losses of $2.3 million, partially offset by other income items of $4.5 million.

During the year ended June 30, 2011, we recorded net other expenses of approximately $5.9 million, due to acquisition-related activities of $8.7 million, partially offset by other income items of $2.8 million.

Income Tax Provision

The provision for income taxes was $43.8 million for the year ended June 30, 2012 compared to a tax provision of $38.7 million for the year ended June 30, 2011. Our effective tax rate was 45.8% for the year ended June 30, 2012 and was 37.8% for the year ended June 30, 2011. The increase in the effective tax rate for the year ended June 30, 2012 as compared to the prior year was primarily a result of goodwill impairment for Dealers' Financial Services LLC, the swap terminations in Canada, and U.S. true-ups to deferred taxes. Our effective tax rate differs from the U.S. federal statutory rate of 35% due to foreign taxes, permanent differences, the impact of unrealized mark to market foreign exchange gains/losses, and a valuation allowance on U.S. and certain foreign deferred tax assets. At June 30, 2012, we maintained deferred tax assets of $132.0 million, which is offset by a valuation allowance of $84.7 million, which represents an increase of $14.6 million in the net deferred tax asset during the year ended June 30, 2012. The change for the period in our deferred tax assets and valuation allowances is more fully described in the paragraphs that follow.

We provided a valuation allowance against all of our U.S. deferred tax assets at June 30, 2012 and 2011 which amounted to $110.0 million and $100.5 million, respectively. The $110.0 million in deferred tax assets consists of $53.3 million related to net operating losses and the reversal of temporary differences, and $56.7 million related to excess foreign tax credits resulting from dividends or deemed dividends from the fiscal years ended 2007, 2008 and 2010. Because realization is not assured, we have not recorded the benefit of the deferred tax assets. The net operating loss carry forward available to offset future taxable income at June 30, 2012 was $65.4 million compared to $78.2 million at June 30, 2011. This decrease was the result of the utilization of a net operating loss carryforward for the year ended June 30, 2012. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. We have foreign tax credit carry forwards of approximately $56.7 million, which will begin to expire in 2017 if not utilized.

We believe that our ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which we refer to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce our net operating losses or further limit its ability to utilize the net operating losses under the Code. Our follow-on equity offering in April 2011 did not impact this limitation. The net operating loss carry forward as of June 30, 2012 is $65.4 million. The deferred tax asset related to excess foreign tax credits is also

fully offset by a valuation allowance of $56.7 million. The deferred tax asset related to excess foreign tax credits increased $3.4 million due to provision to return adjustments related to our fiscal year 2011 tax return.

At June 30, 2012 and 2011, we had $16.1 million and $14.2 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate. We recognized interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2012, we had approximately $2.0 million of accrued interest related to uncertain tax positions which represents a $0.3 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

The tax years ending June 30, 2008 through 2012 remain open to examination by the taxing authorities in the United States and the United Kingdom, tax years ending June 30, 2006 through 2012 for Canada, and tax years 2006 through 2012 for Sweden and Finland. The Canadian tax authorities have assessed tax for fiscal years ending June 30, 2006 and 2007, which we are contesting and for which a notice of objection has been filed. During the quarter ended December 31, 2011, the Canadian tax authorities proposed adjustments related to intercompany transfer pricing for the Canadian affiliate for the year ended June 30, 2008. We have not agreed with these proposed transfer pricing adjustments and are contesting them through the administrative process. The Canadian affiliate is also under audit for transfer pricing for the year ended June 30, 2009. We believe our existing reserves for all tax matters, including the Canadian audits and assessments, are adequate.

Review of Reportable Segments

The segment discussions that follow describe the significant factors contributing to the changes in results for each segment.

Fiscal 2013 compared to Fiscal 2012

	Year Ended June 30,		% Increase/ Decrease - *Margin Change*
	2012	2013	
	(Dollars in millions)		
Europe Retail revenues:			
Consumer lending	$ 144.9	$ 171.2	18.2%
Check cashing	27.4	23.4	(14.5%)
Pawn service fees and sales	80.8	81.6	0.9%
Money transfer fees	10.9	10.9	0.1%
Gold sales	52.0	50.8	(2.3%)
Other	27.8	33.2	19.1%
Total Europe Retail revenues	$ 343.8	$ 371.1	7.9%
Operating margin	*29.8%*	*24.2%*	*(5.6 pts.)*
Canada Retail revenues:			
Consumer lending	$ 176.6	$ 190.7	7.9%
Check cashing	74.3	70.5	(5.1%)
Pawn service fees and sales	0.1	0.3	242.0%
Money transfer fees	22.3	21.3	(4.7%)
Gold sales	13.8	9.5	(31.0%)
Other	34.2	30.6	(10.2%)
Total Canada Retail revenues	$ 321.3	$ 322.9	0.5%
Operating margin	*50.8%*	*49.4%*	*(1.4 pts.)*
United States Retail revenues:			
Consumer lending	$ 64.7	$ 68.0	5.0%
Check cashing	37.0	34.1	(7.8%)
Money transfer fees	5.2	4.5	(12.5%)
Gold sales	5.1	3.0	(41.6%)
Other	12.7	12.9	2.3%
Total United States Retail revenues	$ 124.7	$ 122.5	(1.7%)
Operating margin	*26.5%*	*24.7%*	*(1.8 pts.)*
eCommerce revenues:			
Consumer lending	$ 259.7	$ 298.4	14.9%
Other	0.1	0.3	95.3%
Total eCommerce revenues	$ 259.8	$ 298.7	15.0%
Operating margin	*32.5%*	*18.7%*	*(13.8 pts.)*
Other revenues:			
Total Other revenues (included in other revenue)	12.1	7.1	(41.2%)
Operating margin	*34.1%*	*-18.1%*	*(52.2 pts.)*
Total revenue	$1,061.7	$1,122.3	5.7%
Operating margin	$ 387.3	$ 334.0	(13.8%)
Operating margin %	***36.5%***	***29.8%***	***(6.7 pts.)***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment operating margin:

	Year Ended June 30,			
	Revenue		Operating Margin	
	2012	2013	2012	2013
Europe Retail	32.4%	33.1%	26.4%	26.9%
Canada Retail	30.3%	28.8%	42.2%	47.7%
United States Retail	11.7%	10.9%	8.5%	9.1%
eCommerce	24.5%	26.6%	21.8%	16.7%
Other	1.1%	0.6%	1.1%	-0.4%
	100.0%	100.0%	100.0%	100.0%

Europe Retail

Total revenues in Europe Retail were $371.1 million for the year ended June 30, 2013, compared to $343.8 million for the year ended June 30, 2012, an increase of $27.3 million or 7.9%. The impact of new stores and acquisitions accounted for $42.3 million of this increase. On a constant currency basis and excluding the impact of new stores and acquisitions, year-over-year revenues in Europe Retail decreased by $11.5 million, or 3.4%. Consumer lending revenue was up by $15.8 million (on a constant currency basis and excluding new stores and acquisitions) for the year ended June 30, 2013, as compared to the year ended June 30, 2012. The growth in consumer lending revenue reflects the continued growth of the store-based business. Pawn service fees and sales decreased by $5.8 million (also on a constant currency basis and excluding new stores and acquisitions) for the year ended June 30, 2013, as compared to the year ended June 30, 2012. The decrease in pawn service fees and sales is primarily due to increased competition and a decline in the price of gold which resulted in lower auction and scrap margins on unredeemed pawn pledges during the year ended June 30, 2013. Other revenues (gold sales, money transfer fees, foreign exchange products and debit cards) decreased by $15.4 million, primarily as a result of a decrease in gold sales, partially offset by increased currency exchange and collection fees revenues. Check cashing revenues in Europe Retail were primarily impacted by the gradual migration away from paper checks to debit cards, and decreased by approximately $6.1 million, or 22.3% (also on a constant currency basis and excluding new stores and acquisitions).

Operating expenses in Europe Retail increased by $39.8 million, or 16.5%, from $241.5 million for the year ended June 30, 2012 to $281.3 million for the year ended June 30, 2013. On a constant currency basis and excluding new stores and acquisitions, Europe Retail operating expenses decreased by $1.1 million or 0.5%. The decrease is primarily the result of a decrease in purchased gold costs, as a result of lower gold sales, offset by an increase in the provision for loan losses.

There was an increase of 1.3 pts relating to the provision for loan losses, excluding a $7.1 million provision for pawn loans, as a percentage of consumer lending revenues. The $7.1 million increase in the loan loss provision related to pawn loans was the result of the significant decrease in gold prices during the fourth quarter of the fiscal year ended June 30, 2013. The loan loss provision for the year ended June 30, 2013 was impacted by higher loan defaults in the United Kingdom resulting from the recently implemented three loan rollover limitation and the change in the application of continuous payment authority in the U.K.'s collection practices. On a constant currency basis, the provision for loan losses as a percentage of consumer lending revenues for the year ended June 30, 2012 was 19.0%, while for the year ended June 30, 2013, the rate increased to 20.3%. On a constant currency basis, the operating margin percentage in Europe Retail decreased from 29.8% for the year ended June 30, 2012 to 24.3% for the year ended June 30, 2013 primarily due to the increase in the provision for loan losses noted above.

The pre-tax loss in Europe Retail was $2.2 million for the year ended June 30, 2013 compared to $23.0 million of pre-tax income for the prior year, a decrease of $25.2 million, and on a constant currency basis, the decrease was $24.8 million. Pre-tax income was negatively impacted by decreased operating margins of $11.4 million, increased interest expense of $17.4 million, as a result of increased intercompany interest expense, and $1.0 million of restructuring and other charges for employee severance and other costs related to the reorganiza-

tion of our business operations between global retail and internet platforms, partially offset by a decrease of $4.5 million in corporate expenses, primarily as a result of reduced incentive compensation.

Canada Retail

Total revenues in Canada Retail were $322.9 million for the year ended June 30, 2013, an increase of 0.5%, or $1.6 million, as compared to the year ended June 30, 2012. The impact of new stores and acquisitions accounted for $3.9 million of this increase. On a constant currency basis, total revenues in Canada Retail increased by $1.8 million, or 0.6%, for the year ended June 30, 2013, as compared to the year ended June 30, 2012. Consumer lending revenues in Canada Retail increased by $14.1 million, or 8.0% (on a constant currency basis), for the year ended June 30, 2013 as compared to the year ended June 30, 2012, related to the growth in our store-based business. Other revenues (gold sales, money transfer fees, foreign exchange products and prepaid debit cards) decreased by $8.7 million (on a constant currency basis) primarily as a result of decreased gold sales and debit card fees revenue. Check cashing revenues decreased $3.7 million in Canada Retail due to decreases in the number of checks and total value of checks cashed, partially offset by an increase in the average fee per check (also on a constant currency basis).

Operating expenses in Canada Retail increased $5.5 million, or 3.5%, from $157.9 million for the year ended June 30, 2012 to $163.4 million for the year ended June 30, 2013. The impacts of changes in foreign currency rates resulted in a decrease of $0.2 million. The constant currency increase of approximately $5.7 million is primarily related to increased salaries and benefits costs, as well as an increase in the provision for loan losses, partially offset by decreases in purchased gold costs and advertising expenses. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, increased by 1.1 pts from 9.4% to 10.5%, as a result of higher initial returns and lower collections. On a constant currency basis, Canada Retail's operating margin percentage decreased from 50.8% for the year ended June 30, 2012 to 49.4% for the year ended June 30, 2013. The decrease in this area is primarily the result of the increases in salaries and benefits costs and the provision for loan losses noted above.

Canada Retail pre-tax income was $43.3 million for the year ended June 30, 2013 compared to a pre-tax income of $36.4 million for the year ended June 30, 2012, an increase of $6.8 million. On a constant currency basis, pre-tax income was also $43.3 million. On a constant currency basis, the increase in pre-tax income from the prior year is primarily attributable to the year ended June 30, 2012 including an unrealized mark to market foreign exchange loss of $12.0 million related to our senior notes and a non-cash valuation gain of $2.9 million on the legacy cross currency interest rate swaps. Pre-tax income was negatively impacted by decreased operating margins of $3.8 million and $1.5 million of restructuring and other charges for employee severance and other costs related to the reorganization of our business operations between global retail and Internet platforms, partially offset by decreased corporate expenses of $3.4 million, primarily as a result of reduced incentive compensation.

United States Retail

Total United States revenues were $122.5 million for the year ended June 30, 2013 compared to $124.7 million for the year ended June 30, 2012, a decrease of $2.2 million, or 1.7%. From a product perspective, this decrease is primarily related to a decrease in check cashing fees of $2.9 million, due to decreases in the number of checks and the total value of checks cashed, partially offset by an increase in the average fee per check, decreased gold sales of $2.1 million and decreased money transfer fees of $0.7 million, partially offset by an increase of $3.2 million in consumer lending revenues and increased debit card fees revenue.

Operating margins in the United States were 24.7% for the year ended June 30, 2013, compared to 26.5% for the prior year period. This decrease was primarily the result of an increase in the provision for loan losses, due to higher initial returns and lower collections.

United States pre-tax profit was $10.3 million for the year ended June 30, 2013 compared to $12.7 million for the prior year. The decrease was primarily the result of a $2.8 million decrease in operating margin.

eCommerce

Total eCommerce revenues were $298.7 million for the year ended June 30, 2013, compared to $259.8 million for the year ended June 30, 2012, an increase of $38.9 million or 15.0%. On a constant currency basis, year-over-year revenues in eCommerce increased by $41.8 million, or 16.1%. The growth in consumer lending revenue primarily reflects the growth of the Internet lending business in the United Kingdom.

Operating expenses in eCommerce increased by $67.5 million, or 38.5%, from $175.4 million for the year ended June 30, 2012 to $242.9 million for the year ended June 30, 2013. On a constant currency basis and excluding new markets and acquisitions, eCommerce operating expenses increased by $69.5 million or 39.6%. There was an increase of 6.1 pts relating to the provision for loan losses as a percentage of consumer lending revenues. The loan loss provision for the year ended June 30, 2013 was significantly impacted by higher loan defaults in the United Kingdom resulting from the recently implemented three loan rollover limitation and a change in estimate to the loan loss provision for customers placed on installment payment plans. On a constant currency basis, the provision for loan losses as a percentage of consumer lending revenues for the year ended June 30, 2012 was 30.3%, while for the year ended June 30, 2013, the rate increased to 36.4%. On a constant currency basis, the operating margin percentage in eCommerce decreased from 32.5% for the year ended June 30, 2012 to 18.6% for the year ended June 30, 2013 primarily due to the increase in the provision for loan losses noted above, as well as increased franchise and other taxes and professional fees. Additionally, the increase in operating expenses in eCommerce reflects the growth of the Internet business and its related costs, such as advertising, and increased salary and benefits costs.

The pre-tax income in eCommerce was $30.6 million for the year ended June 30, 2013 compared to $71.1 million of pre-tax income for the prior year, a decrease of $40.5 million – on a constant currency basis, the decrease was $40.4 million. Pre-tax income was negatively impacted by decreased operating margins of $28.2 million, increased corporate expenses of $12.2 million, and $2.0 million of restructuring and other charges for employee severance and other costs related to the reorganization of our business operations between global retail and Internet platforms, partially offset by increased interest income of $2.7 million.

Other

Included in Other are DFS revenues of $7.1 million for the year ended June 30, 2013, compared to $12.1 million for the year ended June 30, 2012, a decrease of $5.0 million, or 41.2%. Revenue for the DFS business unit was unfavorably impacted by the influx of competition that has re-entered the auto loan market with aggressive pricing options, as well as less competitive lending criteria from the former third party lender that funded a majority of the loans for our Military Installment Loan and Education Services, or MILES ®, program.

During the three months ended September 30, 2012, we performed an interim impairment review of our goodwill, indefinite-lived intangible asset and certain other intangible assets related to our DFS business. We determined there was an interim indicator of impairment as a result of the September 2012 notification of the pending termination of our contract with the third-party lender that funded a majority of the loans for our MILES ® program. We recorded an intangible asset impairment charge of approximately $5.5 million, related to the fair value assigned to the contract, for the three months ended September 30, 2012, as a result of the interim impairment review.

During the fiscal third quarter ended March 31, 2013, we identified interim impairment indicators at its DFS reporting unit and performed an interim impairment test of its goodwill, indefinite-lived intangible asset and certain other intangible assets. The impairment indicators resulted principally from the examination of the CFPB during the fiscal year ended June 30, 2013, which delayed our negotiations with potential lending partners, and other possible funding arrangements, to replace the third-party lender that funded a majority of the MILES program loans. We believe these alternatives will more competitively underwrite future MILES program loans. On June 27, 2013, DFS received a purported termination notice from the bank funding the MILES loans after DFS and the third-party lender each agreed separately to consent orders with the CFPB, without admitting or denying any of the facts or conclusions of the CFPB review. After restarting the discussions with various potential lending partners during the fourth quarter of fiscal 2013, in August 2013, DFS and a new third-party lender entered into a contract whereby the lender agreed to fund MILES program loans on terms we believe will provide more competitive financing alternatives to DFS' service member customers.

During our fiscal third quarter ended March 31, 2013, we revised our forecasts of the DFS reporting unit as a result of the CFPB examination and the potential for changes in the way that DFS conducts its business. Furthermore, we concluded that due to changes in our capital allocation strategy, we would not fund a portion of the loan originations, which had been assumed in prior forecasts. These collective events addressed herein resulted in us concluding that it was more likely than not that the fair value of the DFS reporting unit was below its carrying amount.

More specifically, as a result of the CFPB's examination of DFS, the CFPB cited violations by DFS of the Consumer Financial Protection Act for deceptively marketing the prices and scope of certain add-on products. Without admitting or denying any of the facts or conclusions of the review, DFS agreed to a consent order with the CFPB to amend its practices to meet the requirements set forth by the CFPB, and to provide financial redress in the form of a $3.3 million restitution fund to be distributed to past and current DFS customers.

We recognized a goodwill impairment charge of approximately $12.4 million during the year ended June 30, 2013. Additionally, we recognized an impairment charge of $24.0 million related to DFS' other intangible assets, including the MILES program indefinite-lived intangible asset.

The achievement of the forecasted business plan and projections related to DFS is in part dependent on the success of the management plans described above. While management believes that the discount rates selected in its valuation model adequately capture this risk, if these initiatives do not achieve the results anticipated, it is reasonably possible that there could be future impairment of the DFS goodwill and the MILES program indefinite-lived intangible asset, which had a carrying value of $33.1 million as of June 30, 2013.

Additionally, we incurred $4.0 million of restructuring and other charges during the year ended June 30, 2013 included in Other for employee severance and other costs related to the reorganization of our business operations between global retail and Internet platforms, as well as $3.3 million of expenses related to regulatory activity.

Fiscal 2012 compared to Fiscal 2011

	Year Ended June 30,		% Increase/ Decrease *Margin Change*
	2011	2012	
	(Dollars in millions)		
Europe Retail revenues:			
Consumer lending	$110.9	$ 144.9	30.6%
Check cashing	29.6	27.4	(7.4%)
Pawn service fees and sales	48.0	80.8	68.4%
Money transfer fees	8.1	10.9	34.2%
Gold sales	29.3	52.0	77.6%
Other	21.5	27.8	29.6%
Total Europe Retail revenues	$247.4	$ 343.8	39.0%
Operating margin	*33.7%*	*29.8%*	*(3.9 pts.)*
Canada Retail revenues:			
Consumer lending	$169.9	$ 176.6	3.9%
Check cashing	73.4	74.3	1.2%
Pawn service fees and sales	—	0.1	n/m
Money transfer fees	19.2	22.3	16.1%
Gold sales	14.7	13.8	-6.1%
Other	32.6	34.2	4.9%
Total Canada Retail revenues	$309.8	$ 321.3	3.7%
Operating margin	*49.7%*	*50.8%*	*1.1 pts.*
United States Retail revenues:			
Consumer lending	$ 61.6	$ 64.7	5.0%
Check cashing	41.1	37.0	(10.0%)
Money transfer fees	4.8	5.2	8.3%
Gold sales	2.5	5.1	104.0%
Other	12.2	12.7	4.1%
Total United States Retail revenues	$122.2	$ 124.7	2.0%
Operating margin	*26.4%*	*26.5%*	*0.1 pts.*
eCommerce revenues:			
Consumer lending	$ 86.8	$ 259.7	199.2%
Other	0.5	0.1	-80.0%
Total eCommerce revenues	$ 87.3	$ 259.8	197.6%
Operating margin	*29.6%*	*32.5%*	*2.9 pts.*
Other revenues:			
Total Other revenues (included in other revenue)	21.7	12.1	-44.2%
Operating margin	*53.9%*	*34.1%*	*(19.8 pts.)*
Total revenue	$788.4	$1,061.7	34.7%
Operating margin	$307.2	$ 387.3	26.1%
Operating margin %	***39.0%***	***36.5%***	***(2.5 pts.)***

The following table represents each reportable segment's revenue as a percentage of total segment revenue and each reportable segment's pre-tax income as a percentage of total segment operating margin:

	Year Ended June 30,			
	Revenue		Operating Margin	
	2011	2012	2011	2012
Europe Retail	31.4%	32.4%	27.2%	26.4%
Canada Retail	39.3%	30.3%	50.1%	42.2%
United States Retail	15.5%	11.7%	10.5%	8.5%
eCommerce	11.1%	24.5%	8.4%	21.8%
Other	2.7%	1.1%	3.8%	1.1%
	100.0%	100.0%	100.0%	100.0%

Europe Retail

Total revenues in Europe Retail were $343.8 million for the year ended June 30, 2012, compared to $247.4 million for the year earlier period, an increase of $96.4 million, or 39.0%. The Sefina acquisition contributed $19.4 million of the revenue increase for the year ended June 30, 2012. On a constant currency basis and excluding the impact of new stores and acquisitions, year-over-year revenues in Europe Retail increased by $44.8 million, or 18.1%. Consumer lending and pawn service fees were up by $24.2 million and $11.6 million, respectively. The growth in consumer lending revenue reflected the continued strong performance of the store-based business in the United Kingdom. The growth in pawn service fees is primarily due to management's increased emphasis on promoting and growing our pawn business in Europe. Other revenues (gold sales, money transfer fees, foreign exchange products and debit cards) increased by $13.7 million, primarily as a result of increases in gold sales and money transfer fees. Check cashing revenues in Europe Retail were impacted by the economic downturn and the gradual migration away from paper checks to debit cards, and decreased by approximately $4.7 million, or 15.9% (also on a constant currency basis and excluding new stores and acquisitions).

Operating expenses in Europe Retail increased by $77.5 million, or 47.3%, from $164.0 million for the year ended June 30, 2011 to $241.5 million for the year ended June 30, 2012. On a constant currency basis and excluding new stores and acquisitions, Europe Retail operating expenses increased by $28.3 million, or 17.2%. There was an increase of 5.0 pts relating to the provision for loan losses as a percentage of consumer lending revenues primarily due to the mix of lending products. On a constant currency basis, the provision for loan losses as a percentage of consumer lending revenues for the year ended June 30, 2011 was 14.0% while for the year ended June 30, 2012, the rate increased to 19.0%. On a constant currency basis, the operating margin percentage in Europe Retail decreased from 33.7% for the year ended June 30, 2011 to 29.6% for the year ended June 30, 2012 primarily due to the increase in the provision for loan losses noted above, as well as decreased margins on gold sales.

The pre-tax income in Europe Retail was $23.0 million for the year ended June 30, 2012 compared to $30.4 million for the prior year, a decrease of $7.4 million — on a constant currency basis, the decrease was also $7.4 million. Increased interest expense of $17.2 million and increased infrastructure costs to support future expansion resulting in increased net corporate expenses of $18.0 million, were partially offset by increased operating margins of $19.5 million, increased unrealized foreign exchange gains of $2.5 million and reduced acquisition costs of $4.4 million.

Canada Retail

Total revenues in Canada Retail were $321.3 million for the year ended June 30, 2012, an increase of 3.7%, or $11.5 million, as compared to the year ended June 30, 2011. The impact of new stores and acquisitions accounted for $22.8 million of this increase. On a constant currency basis, total revenues in Canada Retail increased by $12.2 million, or 3.9%, for the year ended June 30, 2012, as compared to the prior year. Consumer lending revenues in Canada Retail increased by $7.1 million, or 4.2% (on a constant currency basis), for the year ended June 30, 2012 as compared to the prior year, primarily related to the acquisition of franchisee stores. Other revenues (gold sales, money transfer fees, foreign exchange products and prepaid debit cards) increased by $4.0

million (on a constant currency basis) as a result of increased money transfer fees and debit card fees, partially offset by reduced franchisee fees. Check cashing revenues increased $1.0 million in Canada Retail due to an increase in the average fee per check, partially offset by a decrease in the number of checks cashed (also on a constant currency basis).

Operating expenses in Canada Retail increased $2.1 million, or 1.3%, from $155.9 million for the year ended June 30, 2011 to $157.9 million for the year ended June 30, 2012. The impacts of changes in foreign currency rates resulted in a decrease of $0.3 million. The constant currency increase of approximately $2.4 million is primarily related to costs associated with the acquired franchisee stores. On a constant currency basis, provision for loan losses, as a percentage of loan revenues, decreased by 2.1 pts from 11.5% to 9.4%. On a constant currency basis, Canada Retail's operating margin percentage increased from 49.7% for the year ended June 30, 2011 to 50.9% for the year ended June 30, 2012. The increase in this area is primarily the result of the decrease in the provision for loan losses noted above, as well as reduced salaries and benefits costs as a percentage of revenue.

Canada Retail's pre-tax income was $36.4 million for the year ended June 30, 2012 compared to pre-tax income of $60.0 million for the prior year, a decrease of $23.6 million. On a constant currency basis, pre-tax income was $37.2 million. On a constant currency basis, the decrease in pre-tax income from the prior year is primarily attributable to the positive impacts of increased operating margins of $9.8 million, and a non-cash valuation gain of $41.4 million on the legacy cross currency interest rate swaps, which were offset by an unrealized mark to market foreign exchange loss of $62.3 million related to our senior notes, reduced proceeds from litigation settlements of $4.0 million, increased interest expense of $3.6 million and increased corporate expenses of $1.9 million.

United States Retail

Total United States Retail revenues were $124.7 million for the year ended June 30, 2012 compared to $122.2 million for the year ended June 30, 2011, an increase of $2.5 million or 2.0%. From a product perspective, this increase is primarily related to increases of $3.2 million and $2.6 million in consumer lending and gold sales, respectively, partially offset by a decrease in check cashing fees of $4.1 million, due to decreases in the number of checks and the total value of checks cashed.

Operating margins in United States Retail were 26.5% for the year ended June 30, 2012, compared to 26.4% for the prior year period. This increase was primarily the result of percentage decreases in salaries and benefits and occupancy costs, partially offset by an increase in the provision for loan losses.

United States Retail pre-tax profit was $12.7 million for the year ended June 30, 2012 compared to $10.8 million for the prior year. The increase was primarily the result of a $5.5 million decrease in corporate expenses, partially offset by a $3.9 million provision for litigation settlements.

eCommerce

Total eCommerce revenues were $259.8 million for the year ended June 30, 2012, compared to $87.3 million for the year earlier period, an increase of $172.5 million, or 197.6%. The MEM and Risicum acquisitions contributed $137.5 million of the revenue increase for the year ended June 30, 2012. On a constant currency basis and excluding the impact of acquisitions, year-over-year revenues in eCommerce increased by $36.8 million, or 42.2%. The growth in consumer lending revenue primarily reflects the growth of the Internet lending business in the U.K.

Operating expenses in eCommerce increased by $114.0 million, or 185.5%, from $61.4 million for the year ended June 30, 2011 to $175.4 million for the year ended June 30, 2012. On a constant currency basis and excluding acquisitions, eCommerce operating expenses increased by $21.4 million or 34.7%. There was a decrease of 5.6 pts relating to the provision for loan losses as a percentage of consumer lending revenues primarily due to the lower loss rates experienced by MEM and Risicum. On a constant currency basis, the provision for loan losses as a percentage of consumer lending revenues for the year ended June 30, 2011 was 35.9% while for the year ended June 30, 2012, the rate increased to 30.3%. On a constant currency basis, the operating margin percentage in eCommerce increased from 29.6% for the year ended June 30, 2011 to 32.5% for the year ended

June 30, 2012 primarily due to the decrease in the provision for loan losses noted above, as well as decreased advertising costs, partially offset by a percentage increase in salaries and benefits costs.

The pre-tax income in eCommerce was $71.1 million for the year ended June 30, 2012 compared to $22.7 million for the prior year, an increase of $48.4 million — on a constant currency basis, the increase was $49.1 million. Increased operating margins of $59.4 million were partially offset by increased amortization expense of $9.3 million, and increased infrastructure costs to support future expansion resulting in increased net corporate expenses of $1.4 million.

Other

Included in Other are DFS revenues of $12.1 million for the year ended June 30, 2012, compared to $21.6 million for the year ended June 30, 2011, a decrease of $9.5 million, or 44.2%. Revenue for the DFS business unit was unfavorably impacted by the continued high troop deployment to Afghanistan and other countries, and the influx of competition that re-entered the auto loan market with aggressive pricing options.

We recorded a goodwill and other indefinite-lived intangible asset impairment charge of approximately $27.7 million in the fourth quarter of the year ended June 30, 2012, based on the estimated fair value and book value of our DFS business. The non-cash charge resulted from our expectations for future growth and profitability for the DFS business being lower than our previous estimates.

Changes in Financial Condition

On a constant currency basis, cash and cash equivalent balances and the revolving credit facilities balances fluctuate significantly as a result of seasonal, intra-month and day-to-day requirements for funding unsecured short-term consumer and secured pawn lending, check cashing and other operating and acquisition activities. For the fiscal year ended June 30, 2013, cash and cash equivalents decreased $27.8 million, which is net of a $0.6 million decrease as a result of the effect of exchange rate changes on foreign cash and cash equivalents. However, as these foreign cash accounts are maintained in Europe and Canada in local currency, there is little, if any, actual diminution in value from changes in currency rates, and as a result, the cash balances are available on a local currency basis to fund the daily operations of our Europe-based and Canada-based business units.

Consumer loans, net increased by $3.6 million to $190.2 million at June 30, 2013 from $186.6 million at June 30, 2012. Consumer loans, gross increased by $23.5 million and the related allowance for loan losses increased by $19.9 million. A significant factor for the increase in consolidated consumer loans balances is related to an increase in loans in eCommerce, as well as an increase in loans in the United Kingdom store-based business. On a segment basis, Europe Retail realized an increase in its consumer loans, gross balances of $8.4 million. On a constant currency basis, the consumer loans, gross balances in Europe Retail increased by $9.9 million. As noted, the increase in the Europe Retail consumer loans balances was primarily due to an increase in loans in the United Kingdom store-based business. The Canada Retail segment showed an increase in its consumer loans, gross balances of $1.5 million. On a constant currency basis, the Canada Retail segment had an increase in consumer loans, gross balances of $2.7 million. The United States Retail segment had an increase of $2.8 million in its consumer loans, gross balances. The eCommerce segment had an increase of $10.8 million in its consumer loans, gross balances. On a constant currency basis, the consumer loans, gross balances in eCommerce increased by $12.9 million, primarily due to an increase in loans in the United Kingdom Internet business.

On a constant currency basis, the allowance for loan losses increased by $20.8 million and increased as a percentage of the outstanding principal balance to 17.3% at June 30, 2013 from 9.6% at June 30, 2012. The following factors impacted this area:

- On a constant currency basis, the ratio of the allowance for loan losses in eCommerce as a percentage of consumer loans outstanding increased from 10.8% at June 30, 2012 to 28.8% at June 30, 2013, primarily as a result of higher loss rates applied to loans in the United Kingdom internet business. The allowance for loan losses was significantly impacted by higher loan default rates and the growth in loans on payment plans, resulting from the recently implemented three loan rollover limitation.

- On a constant currency basis, Europe Retail's ratio of allowance for loan losses as a percentage of consumer loans outstanding has decreased from 15.9% at June 30, 2012 to 15.2% at June 30, 2013, primarily as a result of lower loss rates applied to loans in the United Kingdom store-based business. The growth of the loan portfolio in Poland, which carries a higher loan loss reserve percentage than our legacy unsecured loan portfolio, continues to slightly increase the overall loan loss reserve as a percentage of gross consumer loans receivable.
- On a constant currency basis, the ratio of allowance for loan losses in Canada Retail as a percentage of consumer loans outstanding increased from 2.0% at June 30, 2012 to 2.2% at June 30, 2013.
- The ratio of the allowance for loan losses related to the United States unsecured short-term consumer loans decreased from 1.8% at June 30, 2012 to 1.6% at March 31, 2013.

Liquidity and Capital Resources

Historically, our principal sources of cash have been from operations, borrowings under our credit facilities and issuance of debt and equity securities. We anticipate that our primary uses of cash will be to provide working capital, finance capital expenditures, meet debt service requirements, fund consumer loans and pawn loans, finance store expansion, finance acquisitions and finance the expansion of our products and services.

Net cash provided by operating activities was $111.7 million in fiscal 2011, $275.7 million in fiscal 2012 and $264.7 million in fiscal 2013. The decrease in net cash provided by operations in 2013 compared to 2012 was primarily the result of the increased interest payments, as well as a legal settlement fund payment.

Net cash used in investing activities was $415.5 million in fiscal 2011, $303.3 million in fiscal 2012 and $245.0 million in fiscal 2013. Our investing activities primarily relate to loan originations and repayments, acquisitions, purchases of property and equipment for our stores and investments in technology. The decrease in net cash used in investing activities in 2013 compared to 2012 was primarily the result of the Risicum acquisition in July 2011 and reduced capital expenditures, partially offset by the growth in our consumer lending and pawn lending portfolios.

The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled, as well as businesses acquired. For fiscal 2011, we made capital expenditures of $41.4 million and acquisitions of $279.3 million, compared to capital expenditures of $56.7 million and acquisitions of $87.1 million in fiscal 2012. During fiscal 2013, we made capital expenditures of $43.1 million and acquisitions of $43.3 million. We currently anticipate that our capital expenditures, excluding acquisitions, will aggregate approximately $40.0 million during our fiscal year ending June 30, 2014. The actual amount of capital expenditures each year depends in part upon the number of new stores opened or acquired and the number of stores remodeled.

Net cash provided by (used in) financing activities was $184.5 million in fiscal 2011, $72.3 million in fiscal 2012 and $(46.9) million in fiscal 2013. The cash provided by financing activities during fiscal 2011 was primarily a result of $130.2 million of net cash proceeds from our April 2011 public offering of our common stock, as well as $66.0 million in borrowings under our new global revolving credit facility, in part offset by the payment of debt issuance costs of $5.0 million and contingent consideration and acquisition installment payments of $9.9 million.

The cash provided by financing activities during fiscal 2012 was primarily a result of the $230.0 million of proceeds from the issuance of 3.25% Senior Convertible Notes due 2017. We subsequently used $55.7 million of the net proceeds to retire the legacy cross-currency interest rate swap agreements, while a portion of the remaining $146.3 million of proceeds was used to pay down all outstanding borrowings on the senior secured credit facility, which was principally drawn to fund the MEM and Risicum acquisitions. In connection with the offering, we entered into convertible note hedge transactions with respect to our common stock with affiliates of the initial purchasers of the notes, and separate warrant transactions with the option counter parties, resulting in a net cash outflow of $20.0 million. Additionally, during fiscal 2012 we had proceeds from the issuance of debt of $10.6 million, and proceeds from stock options exercises of $2.7 million, partially offset by contingent consideration and acquisition installment payments of $17.6 million and the payment of debt issuance costs of $9.2 million.

The cash used in financing activities during fiscal 2013 was primarily the result of share repurchases of $54.4 million, the repurchase of $8.6 million of our Convertible Notes due 2027, and a $3.9 million contingent consideration payment, partially offset by $18.9 million in borrowings under our revolving credit facilities.

Senior Secured Credit Facility We have a senior secured credit facility with a syndicate of lenders, for which the administrative agent is Wells Fargo Bank, National Association. The facility consists of a $235.0 million global revolving credit facility, with the potential to further increase our available borrowings under the facility to $250.0 million. Availability under the global revolving credit facility is based on a borrowing base comprised of cash and consumer loan receivables in our U.S., Canadian and U.K.-based retail operations, and our U.K. retail store-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the global revolving credit facility or $75 million.

Borrowings under the global revolving credit facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the global revolving credit facility is derived from a pricing grid primarily based on our consolidated leverage ratio, which as of June 30, 2013 allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at the alternate base rate, which is the greater of the prime rate and the federal funds rate plus ½ of 1% plus 300 basis points (6.25% at June 30, 2013). The global revolving credit facility matures on March 1, 2015.

On each of December 23, 2011 and December 31, 2012, we entered into amendments to the senior secured credit agreement governing our global revolving credit facility, which increased our flexibility with respect to business operations, transactions and reporting. On June 25, 2013, we entered into a third amendment to the senior secured credit agreement governing our global revolving credit facility. The amendment amends certain financial and operating covenants in order to provide additional flexibility to us. The amendment also adds a new liquidity covenant, and prohibits the payment of cash dividends.

The global revolving credit facility allows for borrowings by Dollar Financial Group, Inc., a direct wholly owned subsidiary of DFC Global Corp., National Money Mart Company, our indirect wholly owned Canadian subsidiary, and Dollar Financial U.K. Limited, and Instant Cash Loans Limited, each an indirect wholly owned U.K. subsidiary. Borrowings by Dollar Financial Group, Inc. under the global revolving credit facility are guaranteed by DFC Global Corp. and certain of its direct and indirect domestic U.S. subsidiaries. Borrowings by non-U.S. borrowers under the global revolving credit facility are guaranteed by DFC Global Corp. and Dollar Financial Group, Inc. and substantially all of their domestic U.S. subsidiaries, by National Money Mart Company and substantially all of its direct and indirect Canadian subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the global revolving credit facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2013, there was $50.0 million outstanding under the global revolving credit facility.

The senior secured credit agreement governing our global revolving credit facility contains customary covenants, representations and warranties and events of default. As of June 30, 2013, we were in compliance with all such covenants. We believe that we will continue to meet the covenants under our senior secured credit agreement through June 30, 2014. Our ability to continue to meet those covenants will depend largely on our fiscal year 2014 performance. If we were to breach the covenants under the senior secured credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. This acceleration of debt, if not paid by us, would trigger defaults under, and possibly cause the acceleration of obligations under the senior and convertible notes issued or guaranteed by the Company (described below).

April 2012 Convertible Debt Offering On April 16, 2012, we completed the offering of $230.0 million aggregate principal amount of senior convertible notes due 2017. The notes pay interest semi-annually at a rate of 3.25% per annum and are convertible at an initial conversion rate of 46.8962 shares of common stock per $1,000 principal amount of notes, which is equal to an initial conversion price of $21.32 per share. The notes are initially convertible into common stock beginning after June 30, 2012, depending on the closing price of our common stock. In connection with the offering, we entered into convertible note hedge transactions with respect to our

common stock with affiliates of the initial purchasers of the notes, and separate warrant transactions with the option counter parties, which effectively increase the conversion price of the convertible notes to $26.45 per share. The notes mature on April 15, 2017.

Considering $8.0 million of convertible note transaction fees and $20.0 million of one-time net cash payments to enter into the convertible note hedge and warrant transactions, we received $202.0 million of net proceeds from the convertible note offering. We subsequently used $55.7 million of the net proceeds to retire the legacy cross-currency interest rate swap agreements, while a portion of the remaining $146.3 million of proceeds was used to pay down all outstanding borrowings on the senior secured credit facility, which was principally drawn to fund the MEM and Risicum acquisitions, with the residual amount being available for general corporate purposes.

Scandinavian Credit Facilities As a result of our December 2010 acquisition of Sefina, we assumed borrowings under Sefina's existing secured credit facilities in Sweden and Finland, consisting of two working capital facilities in Sweden of SEK 185 million and SEK 55 million and overdraft facilities in Sweden and Finland with commitments of up to SEK 85 million and EUR 17.5 million, respectively.

In February 2012, we refinanced the Finnish overdraft facility with a new secured credit facility consisting of a revolving credit facility with a commitment of up to EUR 10.75 million, of which EUR 4.0 million (approximately $5.2 million) was outstanding as of June 30, 2013, and a term loan facility of EUR 8.0 million ($10.4 million), all of which was outstanding as of June 30, 2013. The Finnish revolving credit facility expires in February 2014 and has an interest rate of the one month Euribor plus 155 basis points (1.67% at June 30, 2013). The Finnish term loan is due in February 2016, and has an interest rate of the six month Euribor plus 300 basis points (3.22% at June 30, 2013). The Finnish loans are secured by the assets of our pawn lending operating subsidiary in Finland.

In June 2012, we entered into a new secured credit facility which replaces, and refinances the outstanding borrowings under the prior Swedish facilities. The new Swedish credit facility consists of a term loan facility of SEK 240 million (approximately $35.6 million), all of which was drawn at June 30, 2013, and a revolving credit facility of SEK 125 million (approximately $18.6 million at June 30, 2013), of which SEK 25.0 million (approximately $3.7 million) was outstanding as of June 30, 2013. The Swedish term loan is due June 2016 and carries an interest rate of the three month Stockholm Interbank Offered Rate (STIBOR) plus 300 basis points (4.24% at June 30, 2013). The Swedish revolving credit facility is due June 2014 and carries an interest rate of the three month STIBOR plus 200 basis points (3.24% at June 30, 2013). The Swedish loans are secured primarily by the value of our pawn pledge stock in Sweden.

2.875% Senior Convertible Notes due 2027 On June 27, 2007, we issued $200.0 million aggregate principal amount of 2.875% Senior Convertible Notes due 2027, which we refer to as the 2027 notes. In February 2010, we repurchased $35.2 million aggregate principal amount of the 2027 Notes in privately negotiated transactions with six of the holders of the 2027 notes. Through a series of privately negotiated transactions with certain holders of the 2027 notes in December 2009, the holders exchanged an aggregate of $120.0 million principal amount of the 2027 notes held by such holders for an equal aggregate principal amount of our new 3.00% Senior Convertible Notes due 2028, which we refer to as the 2028 notes. On December 31, 2012, 2027 notes in an aggregate principal amount of $8.6 million aggregate were surrendered by holders and repurchased by us.

As a result of these repurchase transactions and the privately negotiated exchange transactions, $36.2 million and $120.0 million aggregate principal amount of 2027 notes and 2028 notes, respectively, remains outstanding as of June 30, 2013.

Other Debt Other debt consists of $8.1 million of debt assumed as part of the Suttons & Robertsons acquisition in April 2010, consisting of a $2.8 million revolving loan and a $5.3 million term loan, all of which matures in August 2013.

Long-Term Debt On December 23, 2009, our Canadian subsidiary, National Money Mart Company, issued $600.0 million aggregate principal amount of the 2016 notes. The 2016 notes will mature on December 15, 2016.

As of June 30, 2013, our long-term debt consisted of the following: (i) $597.9 million of 10.375% senior notes due 2016 (the "2016 notes"), issued by our Canadian subsidiary, National Money Mart Company: (ii) $36.2 million of our 2.875% convertible notes due 2027 (the "2027 notes"); (iii) $105.0 million of our 3.00% convertible notes due 2028 (the "2028 notes"); (iv) $189.9 million of our 3.25% convertible notes due 2017 (the "2017 notes"); and (v) $46.0 million of borrowings under Sefina's term loans.

Future Obligations

Our future obligations include minimum lease payments under operating leases, principal repayments on our debt obligations, obligations under Canadian class action agreements payable in cash, and certain acquisition-related payments. Operating leases are scheduled payments on existing store and other administrative leases. These leases typically have initial terms of five years and may contain provisions for renewal options, additional rental charges based on revenue and payment of real estate taxes and common area charges.

We entered into the commitments described above and other contractual obligations in the ordinary course of business as a source of funds for asset growth and asset/liability management and to meet required capital needs. Our principal future obligations and commitments as of June 30, 2013, excluding periodic interest payments, include the following (in millions):

	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Revolving credit facilities	$ 58.9	$ 58.9	$ —	$ —	$ —
Long-term debt:					
10.375% Senior Notes due 2016	600.0	—	—	600.0	—
3.25% Senior Convertible Notes due 2017	230.0	—	—	230.0**(1)**	—
2.875% Senior Convertible Notes due 2027	36.2	—	—	—	36.2
3.0% Senior Convertible Notes due 2028	120.0	—	—	—	120.0**(2)**
Scandinavian credit facilities	46.0	—	46.0	—	—
Other Notes Payable	8.1	8.1	—	—	—
Obligations under Litigation Settlement Agreements Payable in Cash	13.3	10.8	2.5	—	—
Operating lease obligations **(3)**	283.5	60.6	98.4	63.4	61.1
Total contractual cash obligations	$1,396.0	$138.4	$146.9	$893.4	$217.3

(1) Holders have the right to require us to purchase all or a portion of the 2017 notes on October 15, 2016 for a purchase price payable in cash equal to 100% of the principal amount outstanding.

(2) Holders have the right to require us to purchase all or a portion of the 2016 notes on April 1, 2015 for a purchase price payable in cash equal to 100% of the principal amount outstanding.

(3) For purposes of the table, operating lease obligations include one lease renewal option period for leases with initial lease terms of five years or less.

We believe that, based on current and expected levels of operations, cash flows from operations and borrowings available under our credit facilities will allow us to fund our short-term liquidity and capital expenditure requirements for the foreseeable future, build de novo stores and effectuate various acquisitions and service our obligations, other than potentially certain principal payments on our indebtedness. This belief is based upon our historical growth rate and the anticipated benefits we expect from operating efficiencies. We also expect operating expenses to increase, although the rate of increase is expected to be less than the rate of revenue growth for existing stores. Furthermore, we do not believe that additional acquisitions or expansion are necessary to cover our short-term fixed expenses. We expect to meet our long-term liquidity requirements, including our scheduled debt maturities, through cash from operations, borrowings under our credit facilities, refinancing our secured and unsecured indebtedness and potentially from the issuance of equity securities.

Impact of Inflation

We do not believe that inflation has a material impact on our earnings from operations.

Impact of Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards ("IFRS"). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for our interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. Early adoption is permitted. In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05* ("ASU 2011-12"). ASU 2011-12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. We adopted ASU 2011-05, as amended by ASU 2011-12, on July 1, 2012. The adoption of ASU 2011-05, as amended by ASU 2011-12, did not have a material effect on our financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under generally accepted accounting principles ("GAAP"), is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for us for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. We adopted ASU 2011-08 on July 1, 2012. The adoption of ASU 2011-08 did not have a material effect on our financial position or results of operations.

In July 2012, the FASB issued ASU 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). This update is intended to simplify indefinite-lived asset impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under GAAP is necessary. ASU 2012-02 is effective for us for interim and annual indefinite-lived intangible asset impairment tests performed for fiscal years beginning on or after September 15, 2012. We do not anticipate that the adoption of ASU 2012-02 will have a material effect on our financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires entities to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for us for fiscal years, and interim periods within those years, beginning after December 15, 2012. We do not anticipate that the adoption of ASU 2013-02 will have a material effect on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-10, *Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes* ("ASU 2013-10"). The amendments in this update permit the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to Treasury obligations of the U.S. government ("UST") and the London Interbank Offered Rate ("LIBOR"). The amendments also remove the restriction on using differ-

ent benchmark rates for similar hedges. This update is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. We do not anticipate that the adoption of ASU 2013-10 will have a material effect on our financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("ASU 2013-11"). This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Specifically, this update specifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. We do not anticipate that the adoption of ASU 2013-11 will have a material effect on our financial position or results of operations.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

Generally

In the operations of our subsidiaries and the reporting of our consolidated financial results, we are affected by changes in interest rates, currency translation exchange rates and gold prices. The principal risks of loss arising from adverse changes in market rates and prices to which we and our subsidiaries are exposed relate to:

- interest rates on revolving credit facilities;
- foreign exchange rates generating translation gains and losses; and,
- commodity prices, specifically gold.

We and our subsidiaries have no market risk sensitive instruments entered into for trading purposes, as defined by U.S. generally accepted accounting principles or GAAP. Information contained in this section relates only to instruments entered into for purposes other than trading.

Interest Rate Risk

Our outstanding indebtedness, and related interest rate risk, is managed centrally by our finance department by implementing the financing strategies approved by our board of directors. Our revolving credit facilities carry variable rates of interest. We had variable rate borrowings of $92.9 million and $113.1 million at June 30, 2012 and 2013, respectively. If prevailing interest rates (e.g., LIBOR) were to increase by 100 basis points over the rates at June 30, 2012 and 2013, and the variable rate borrowings remained constant, our interest expense would increase by $0.9 million and $1.1 million, respectively.

With the repayment of our legacy variable rate term credit facilities during fiscal 2010 with the proceeds of a fixed rate bond issuance without termination of our Canadian cross currency swaps hedging the debt and until the retirement of those swap arrangements in April 2012, we were exposed to adverse changes in interest rates through the swap that had an impact on our future consolidated statement of financial position. On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements and entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate that the new swaps will eliminate the non-cash mark to market volatility that had historically been impacting our results of operations as a result of the previous ineffective swap agreements. These swaps also include a fixed-to-fixed interest rate component, thus eliminating our exposure to changes in interest rates for these notes (see the section entitled "Cross Currency Interest Rate Swaps" below).

Foreign Currency Exchange Rate Risk

Foreign Currency Derivatives

We have a number of debt instruments with both variable and fixed interest rates and derivatives intended to hedge a portion of those fixed debt instruments. Our indirect wholly owned Canadian subsidiary, National Money Mart Company, holds $600.0 million senior unsecured 10.375% fixed interest rate notes. Because this debt is denominated in U.S. dollars, National Money Mart Company is required under generally accepted accounting principles to mark to market this debt into Canadian dollars and record a foreign exchange gain or loss through the statement of operations. On April 27, 2012, National Money Mart Company entered into cross currency interest rate swaps that synthetically convert the entire $600.0 million U.S. dollar denominated debt into Canadian dollars with a notional amount of CAD 592.2 million at a Canadian fixed interest rate of 12.445%. These new cross-currency interest rate swaps were designated as cash flow hedges of interest payments and the change in value of principal repayments on its foreign denominated debt due to changes in foreign exchange rates. Because the derivatives are designated as cash flow hedges, we record the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in interest expense for the interest component and in unrealized foreign exchange loss (gain) as an offset to the re-measurement of the foreign loan balances. If any of the counterparty banks associated with the cross-currency interest rate swaps were to default on their obligations, we would be exposed to mark-to-market risk on the U.S. dollar denominated debt held by National Money Mart Company. Assuming all of the counterparty banks were to default on the

swap contracts and therefore were unable to perform under the terms of the contract, the mark-to-market revaluation of the unsecured senior debt would be recorded through the statement of operations without an equal and opposite change in value of the foreign exchange portion of the swap.

We also are exposed to Canadian foreign currency risk due to our operations in Canada, as our net earnings of those operations are translated to US currency at the average exchange rate for the reporting period. Changes in exchange rates impact the US dollar equivalent amounts reported in our financial statements.

Hypothetically, a 10% change in the USD/CAD exchange rate would have affected pre-tax income by $4.3 million for the fiscal year ended June 30, 2013.

On April 20, 2012, our wholly-owned, indirect, United Kingdom subsidiary, Dollar Financial U.K. Ltd., entered into cross-currency interest rate swaps to hedge currency exchange risk related to a U.S. dollar denominated intercompany loan of $200.0 million from DFC Global Corp. If any of the counter-party banks associated with the cross-currency interest rate swaps were to default on their obligations we would be exposed to mark-to-market risk on the U.S. dollar denominated debt held by Dollar Financial U.K. Ltd. Assuming all of the counter-party banks were to default on the swap contracts and therefore were unable to perform under the terms of the contract, the mark-to-market revaluations of the US dollar denominated loan would be recorded through the statement of operations.

We also are exposed to U.K. foreign currency risk due to our operations in the United Kingdom, as our net earnings of those operations are translated to US currency at the average exchange rate for the reporting period. Changes in exchange rates impact the US equivalent amounts reported in our financial statements.

Hypothetically, a 10% change in the USD/GBP exchange rate would have affected pre-tax income by $2.2 million for the fiscal year ended June 30, 2013.

Fair Value Measurements

We currently use cross-currency interest rate swaps to manage our interest rate and foreign exchange risk and a gold collar to manage our exposure to the variability of gold prices related to anticipated unredeemed pawn gold products in the United Kingdom. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flow of each derivative. This analysis reflects the contractual terms of the derivatives including the period to maturity and uses observable market-based inputs, including interest curves, foreign exchange rates, gold forward curves and implied volatilities.

Fair Value of Fixed Interest Rate Debt Instruments

We currently hold a number of fixed debt instruments including $600.0 million 10.375% unsecured senior notes held by our wholly owned indirect Canadian subsidiary, National Money Mart Company, and three tranches of convertible debt issued by DFC Global Corp. While the fair value of these debt instruments is impacted by changes in interest rates and other market conditions, and as it relates to the convertible notes, changes in interest rates, market prices related to the convertible feature of the notes and other factors, changes in fair value of these debt instruments do not impact our financial position, cash flows or results of operations because they are held at historical cost. Generally, for the $600.0 million aggregate principal amount of 10.375% senior unsecured notes, the fair market value will increase as interest rates fall and decrease as interest rates rise. For our convertible debt notes along with changes in interest rates, the fair value may also increase as our stock price rises and decrease as the market of our stock price falls. Based on quoted market prices as of June 30, 2012 and June 30, 2013, the estimated fair value of our fixed rate debt instruments, based on the amounts outstanding as of June 30, 2013, are as follows ($ in millions):

	June 30, 2012	June 30, 2013
$600.0 aggregate principal amount of 10.375% Senior Notes	$ 661.5	$ 636.0
$36.2 aggregate principal amount of 2.875% Senior Convertible Notes	37.7	35.6
$120.0 aggregate principal amount of 3.00% Senior Convertible Notes	138.0	123.6
$230.0 aggregate principal amount of 3.25% Senior Convertible Notes	247.5	225.8
	$1,084.7	$1,021.0

Cross-Currency Interest Rate Swaps

Prior to our refinancing activities in December 2009, our foreign subsidiaries in the United Kingdom and Canada had variable-rate term loan borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. To hedge these risks, we had entered into cross-currency interest rate swaps. These derivatives were originally designated as cash flow hedges of both interest rate and foreign exchange risks. As a result of prepaying all of the outstanding term loans in both the United Kingdom and Canada, we discontinued hedge accounting prospectively on our outstanding cross currency swaps. We continue to report a net loss related to the discontinued cash flow hedges in accumulated other comprehensive loss included in stockholders' equity, and are subsequently reclassifying this amount into earnings as an adjustment to interest expense over the remaining original term of the derivative (October 2012). At June 30, 2013, the balance in accumulated other comprehensive income was fully amortized.

On April 27, 2012, we retired all of our remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of our previously retired term bank loans. Hedge accounting was discontinued for the legacy swaps when the bank debt they were purchased to hedge was paid off with a portion of the proceeds of the $600.0 million tranche of senior unsecured notes issued by the our Canadian subsidiary in December 2009. The net one-time cash payment to retire the swaps was $55.7 million. Prior to the termination of the swaps, we had been incurring cash expense of approximately $1.5 million per month to the relevant counter parties to fix the variable interest rate and foreign exchange components of the retired term loans.

On April 27, 2012, we entered into new swap agreements to hedge the U.S. Dollar exposure associated with our $600.0 million tranche of senior unsecured notes. We anticipate the new swaps will eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the cross-currency swap instruments that were no longer eligible for cash flow hedge accounting and therefore had their changes in fair value recorded directly in earnings, and will lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity. In addition, on April 20, 2012, we entered into swap agreements to hedge currency exchange risk related to intercompany transactions stemming from the convertible notes issued in April 2012. We expect to incur recurring cash charges of approximately $1.2 million per month in the aggregate related to the new swap agreements. The aggregate fair market value of the cross-currency interest rate swaps at June 30, 2013 is an asset of $31.2 million, and is included in fair value of derivatives on the balance sheet.

Commodity Price Risk

In the normal course of business, we maintain inventories of gold at our pawn shops. From time to time, we enter into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage our exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings. As of June 30, 2013, our subsidiary in the United Kingdom had four outstanding gold collars with a notional amount of 4,750 ounces of gold bullion.

Our earnings and financial position are affected by changes in gold values and the resulting impact on our pawn lending loan book. The impact on our financial position and results of operations of a hypothetical change in gold values cannot be reasonably estimated. However, if the price of gold decreases below the rate at which we have lent cash in exchange for gold, our financial position and results of operations may be adversely affected. We may be unable to fully recover the value of the related principal and interest on gold which is now, or could be in the future, identified for liquidation as refined gold. Additionally, the amount of future pawn loans may be reduced by the lower value of gold collateral able to be offered by our customers.

Item 8. *FINANCIAL STATEMENTS*

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of DFC Global Corp. (the "Company") is responsible for establishing and maintaining adequate internal control over financial reporting and for the assessment of the effectiveness of internal control over financial reporting. As defined by the Securities and Exchange Commission, internal control over financial reporting is a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's Board of Directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

The Company's internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the Company's transactions and dispositions of the Company's assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company's management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

In connection with the preparation of the Company's annual consolidated financial statements, management has undertaken an assessment of the effectiveness of the Company's internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control-Integrated Framework (1992 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO Framework). Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of those controls.

Based on this assessment, management has concluded that as of June 30, 2013, the Company's internal control over financial reporting was effective to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles. Ernst & Young LLP, our independent registered public accounting firm, which audited our financial statements included in this report, has audited the effectiveness of our internal control over financial reporting as of June 30, 2013. Their report is included herein.

In May 2013, the Company completed the acquisition of Express Credit Amanet S.R.L. (Express Credit) and as a result, assets acquired and liabilities assumed in the acquisition have been included in the Company's consolidated balance sheet at June 30, 2013. Express Credit's total assets represented 1.1% of the Company's consolidated total assets at June 30, 2013. Express Credit's net income of $0.1 million for the period from acquisition to June 30, 2013 was included in the Company's consolidated statement of operations for the year ended June 30, 2013. In accordance with SEC rules, management excluded Express Credit from its evaluation of internal controls over financial reporting due to the timing of its acquisition by the Company.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer
August 29, 2013

/s/ Randy Underwood

Randy Underwood
Executive Vice President and
Chief Financial Officer
August 29, 2013

/s/ William M. Athas

William M. Athas
Senior Vice President of Finance, Chief Accounting Officer and Corporate Controller
August 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
DFC Global Corp.

We have audited DFC Global Corp.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). DFC Global Corp.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Express Credit Amanet S.R.L. (Express Credit) which is included in the fiscal year 2013 consolidated financial statements of DFC Global Corp. and constituted 1.1% of DFC Global Corp.'s consolidated total assets at June 30, 2013, and contributed net income of $0.1 million for the year then ended. Our audit of internal control over financial reporting of DFC Global Corp. also did not include an evaluation of internal control over financial reporting of Express Credit.

In our opinion, DFC Global Corp. maintained, in all material respects, effective internal control over financial reporting as of June 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DFC Global Corp. as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013 of DFC Global Corp. and our report dated August 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of DFC Global Corp.

We have audited the accompanying consolidated balance sheets of DFC Global Corp. as of June 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DFC Global Corp. at June 30, 2013 and 2012 and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), DFC Global Corp.'s internal control over financial reporting as of June 30, 2013, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated August 29, 2013 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2013

PART 1. FINANCIAL INFORMATION

Item 1. *Financial Statements*

DFC GLOBAL CORP.

CONSOLIDATED BALANCE SHEETS
(in millions, except share and per share amounts)

	June 30, 2012	June 30, 2013
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 224.0	$ 196.2
Consumer loans, net:		
Consumer loans	206.4	229.9
Less: Allowance for consumer loan losses	(19.8)	(39.7)
Consumer loans, net	186.6	190.2
Pawn loans, net of an allowance of $0 and $6.5	153.9	154.4
Loans in default, net of an allowance of $55.9 and $69.6	29.6	31.2
Other receivables	34.0	30.2
Prepaid expenses and other current assets	49.8	56.6
Current deferred tax asset	0.2	4.9
Total current assets	678.1	663.7
Fair value of derivatives	—	31.2
Deferred tax asset	4.9	—
Property and equipment, net of accumulated depreciation of $165.7 and $185.7	120.6	122.8
Goodwill and other intangibles	902.8	866.4
Debt issuance costs, net of accumulated amortization of $12.6 and $14.8	22.2	16.6
Other	21.0	21.0
Total Assets	$1,749.6	$1,721.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 52.1	$ 52.7
Income taxes payable	15.7	17.7
Accrued expenses and other liabilities	99.9	93.2
Debt due within one year	73.7	67.0
Total current liabilities	241.4	230.6
Fair value of derivatives	11.2	—
Long-term deferred tax liability	45.4	49.8
Long-term debt	938.9	975.0
Other non-current liabilities	52.5	35.6
Commitments and contingencies	—	—
Stockholders' equity:		
Common stock, $.001 par value: 100,000,000 shares authorized; 43,243,445 shares and 40,112,266 shares issued and outstanding at June 30, 2012 and 2013, respectively	—	—
Additional paid-in capital	491.5	447.3
Accumulated deficit	(0.8)	(1.5)
Accumulated other comprehensive loss	(29.4)	(15.1)
Total DFC Global Corp. stockholders' equity	461.3	430.7
Non-controlling interest	(1.1)	—
Total stockholders' equity	460.2	430.7
Total Liabilities and Stockholders' Equity	$1,749.6	$1,721.7

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in millions except share and per share amounts)

	Year Ended June 30,		
	2011	2012	2013
Revenues:			
Consumer lending	$ 429.2	$ 645.9	$ 728.3
Check cashing	144.1	138.7	128.0
Pawn service fees and sales	48.0	80.9	81.9
Money transfer fees	32.1	38.4	36.7
Gold sales	46.5	70.9	63.3
Other	88.5	86.9	84.1
Total revenues	788.4	1,061.7	1,122.3
Operating expenses:			
Salaries and benefits	179.9	221.4	238.6
Provision for loan losses	73.6	131.5	181.1
Occupancy	51.0	61.7	68.9
Purchased gold costs	31.0	56.9	51.2
Advertising	27.1	49.6	62.9
Depreciation	16.8	22.1	26.4
Maintenance and repairs	14.5	16.7	18.1
Bank charges and armored carrier service	16.6	21.2	23.0
Returned checks, net and cash shortages	7.7	8.9	9.6
Other	63.0	84.4	108.5
Total operating expenses	481.2	674.4	788.3
Operating margin	307.2	387.3	334.0
Corporate and other expenses:			
Corporate expenses	104.1	120.0	109.4
Other depreciation and amortization	14.6	26.3	24.7
Interest expense, net	90.8	102.8	119.9
Goodwill and other intangible assets impairment charge	—	27.7	36.4
Unrealized foreign exchange (gain) loss	(47.0)	11.5	(1.2)
Loss (gain) on derivatives not designated as hedges	39.3	(2.9)	—
(Proceeds from) provision for litigation settlements	(3.7)	4.1	2.8
Loss on store closings	0.9	0.9	1.1
Other expense, net	5.8	1.3	12.7
Income before income taxes	102.4	95.6	28.2
Income tax provision	38.7	43.8	29.1
Net income (loss)	$ 63.7	$ 51.8	$ (0.9)
Less: Net loss attributable to non-controlling interests	(0.5)	(0.6)	(0.2)
Net income (loss) attributable to DFC Global Corp.	$ 64.2	$ 52.4	$ (0.7)
Net income (loss) per share attributable to DFC Global Corp.:			
Basic	$ 1.69	$ 1.20	$ (0.02)
Diluted	$ 1.62	$ 1.16	$ (0.02)
Weighted average shares outstanding:			
Basic	38,005,387	43,827,333	42,290,985
Diluted	39,758,551	45,232,243	42,290,985

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended June 30,		
	2011	2012	2013
Net income (loss)	$63.7	$ 51.8	$ (0.9)
Other comprehensive income (loss):			
Foreign currency translation adjustment(1)	(0.1)	(17.2)	(1.7)
Fair value adjustments for derivatives, net(2)	—	(24.4)	14.4
Amortization of accumulated other comprehensive income related to dedesignated cash flow hedges (3)	4.9	4.7	1.6
Other comprehensive income (loss)	4.8	(36.9)	14.3
Comprehensive income	68.5	14.9	13.4
Net loss applicable to non-controlling interests	(0.5)	(0.6)	(0.2)
Comprehensive income attributable to DFC Global Corp.	$69.0	$ 15.5	$13.6

(1) The ending balance of the foreign currency translation adjustments included in accumulated other comprehensive income on the balance sheet were gains (losses) of $14.1 million, ($2.2) million and ($3.9) million as of June 30, 2011, 2012 and 2013, respectively.

(2) Net of $6.7 million and $2.4 million of tax for the years ended June 30, 2012 and 2013, respectively. The ending balance of the unrealized derivatives, net included in accumulated other comprehensive income on the balance sheets were losses of $25.6 million and $11.2 million as of June 30, 2012 and 2013, respectively.

(3) Net of $1.6 million, $1.7 million and $0.6 million of tax for the years ended June 30, 2011, 2012 and 2013, respectively.

Accumulated other comprehensive income, net of related tax, included unrealized losses on terminated cross-currency interest rate swaps of $1.6 million and $0 at June 30, 2012 and 2013, respectively.

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(in millions, except share data)

	Common Stock Outstanding		Additional Paid-in Capital	(Accumulated Deficit) Retained Earnings	Non-Controlling Interest	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
	Shares	Amount					
Balance, June 30, 2010	36,539,663	$—	$331.1	$(117.4)	$ —	$ 2.7	$216.4
Comprehensive income							
Net income				64.2			64.2
Other comprehensive income						4.8	4.8
Total comprehensive income							69.0
Issuance of common stock	6,672,142		130.2				130.2
Restricted stock grants	378,819						
Stock options exercised	320,498		3.2				3.2
Vested portion of granted restricted stock and restricted stock units			1.9				1.9
Retirement of common stock	(167,181)						
Other stock compensation			2.7				2.7
Net loss attributable to non-controlling interest					(0.5)		(0.5)
Balance, June 30, 2011	43,743,941	$—	$469.1	$ (53.2)	$(0.5)	$ 7.5	$422.9
Comprehensive income (loss)							
Net income				52.4			52.4
Other comprehensive loss						(36.9)	(36.9)
Total comprehensive income							15.5
Restricted stock grants	451,318						
Stock options exercised	238,553		2.7				2.7
Vested portion of granted restricted stock and restricted stock units			3.0				3.0
Repurchase of common stock	(992,000)		(15.9)				(15.9)
Retirement of common stock	(198,367)						
Other stock compensation			4.3				4.3
Debt discount, net of issuance costs			48.3				48.3
Issuance of warrants			30.3				30.3
Purchase of call spread option			(50.3)				(50.3)
Net loss attributable to non-controlling interest					(0.6)		(0.6)
Balance, June 30, 2012	43,243,445	$—	$491.5	$ (0.8)	$(1.1)	$(29.4)	$460.2
Comprehensive (loss) income							
Net loss				(0.7)			(0.7)
Other comprehensive income						14.3	14.3
Total comprehensive income							13.6
Restricted stock grants	328,316						
Stock options exercised	168,531		1.7				1.7
Vested portion of granted restricted stock and restricted stock units			5.9				5.9
Repurchase of common stock	(3,499,881)		(54.4)				(54.4)
Retirement of common stock	(128,145)						
Other stock compensation			3.9				3.9
Net loss attributable to non-controlling interest					(0.2)		(0.2)
Acquisition of non-controlling interest			(1.3)		1.3		—
Balance, June 30, 2013	40,112,266	$—	$447.3	$ (1.5)	$ —	$(15.1)	$430.7

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions)

	Year Ended June 30,		
	2011	2012	2013
Cash flows from operating activities:			
Net income (loss)	$ 63.7	$ 51.8	$ (0.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	35.5	53.6	57.2
Goodwill and other intangible assets impairment	—	27.7	36.4
Change in fair value of derivatives not designated as hedges	20.7	(17.7)	—
Provision for loan losses	73.6	131.5	181.1
Non-cash stock compensation	4.6	7.2	9.9
Loss on disposal of fixed assets	0.1	0.8	4.2
Unrealized foreign exchange (gain) loss	(47.4)	11.5	(1.2)
Deferred tax provision	16.8	10.4	0.6
Accretion of debt discount and deferred issuance costs	15.3	17.9	20.1
Change in assets and liabilities (net of effect of acquisitions):			
Increase in pawn loan fees and service charges receivable	(5.6)	(5.5)	(2.3)
Increase in finance and service charges receivable	(17.3)	(18.0)	(26.7)
(Increase) decrease in other receivables	(6.1)	(1.1)	2.7
Increase in prepaid expenses and other	(6.5)	(12.2)	(0.8)
(Decrease) increase in accounts payable, accrued expenses and other liabilities	(35.7)	17.8	(15.6)
Net cash provided by operating activities	111.7	275.7	264.7
Cash flows from investing activities:			
Net increase in consumer loans	(77.7)	(141.9)	(156.2)
Originations of pawn loans	(115.8)	(279.7)	(299.6)
Repayment of pawn loans	98.7	262.1	297.2
Acquisitions, net of cash acquired	(279.3)	(87.1)	(43.3)
Additions to property and equipment	(41.4)	(56.7)	(43.1)
Net cash used in investing activities	(415.5)	(303.3)	(245.0)
Cash flows from financing activities:			
Proceeds from the exercise of stock options	3.2	2.7	1.7
Proceeds from offering of common stock, net	130.2	—	—
Proceeds from issuance of convertible debt	—	230.0	—
Proceeds from issuance of debt	—	10.6	—
Net increase (decrease) in revolving credit facilities	66.0	(52.6)	18.9
Termination of cross currency swaps	—	(55.7)	—
Proceeds from issuance of warrants	—	30.3	—
Purchase of call spread option	—	(50.3)	—
Repurchase of common stock	—	(15.9)	(54.4)
Purchase of 2.875% Senior Convertible Notes due 2027	—	—	(8.6)
Payment of contingent consideration and acquisition installment payments	(9.9)	(17.6)	(3.9)
Payment of debt issuance and other costs	(5.0)	(9.2)	(0.6)
Net cash provided by (used in) financing activities	184.5	72.3	(46.9)
Effect of exchange rate changes on cash and cash equivalents	17.0	(9.7)	(0.6)
Net (decrease) increase in cash and cash equivalents	(102.3)	35.0	(27.8)
Cash and cash equivalents at beginning of year	291.3	189.0	224.0
Cash and cash equivalents at end of year	$ 189.0	$ 224.0	$ 196.2
Supplemental disclosures of cash flow information:			
Interest paid	$ 90.4	$ 92.2	$ 94.5
Income taxes paid	$ 25.1	$ 29.3	$ 27.0

See accompanying notes to consolidated financial statements.

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization and Business

The accompanying consolidated financial statements are those of DFC Global Corp. and its wholly-owned subsidiaries (collectively, the "Company" or "DFC"). DFC Global Corp. is the parent company of Dollar Financial Group, Inc. ("DFG"). The activities of DFC Global Corp. consist primarily of its investment in DFG. DFC Global Corp. has no employees or operating activities.

DFC Global Corp. is a Delaware corporation formed in 1990. The Company, through its subsidiaries, provides retail financial services to the general public through a network of 1,507 locations (of which 1,474 are company owned) operating principally as The Money Shop®, Money Mart®, InstaCheques®, Suttons & Robertsons®, The Check Cashing Store®, Sefina®, Helsingin Pantti℠ , Super Efectivo®, MoneyNow!® and Express Credit Amanet® in the United Kingdom, Canada, the United States, Sweden, Finland, Poland, Spain, Romania and the Republic of Ireland. This network of stores offers a variety of financial services including unsecured short-term consumer loans, secured pawn services, gold buying, check cashing, money transfer services and various other related services. The Company also offers Internet-based unsecured short-term consumer loans in the United Kingdom primarily under the brand names Payday UK® and Payday Express®, in Canada under the Money Mart and paydayloan.ca℠ brand names, in Finland, Sweden, Poland, the Czech Republic and Spain primarily under the Risicum®, OK Money® and MoneyNow! brand names. The Company offers longer term unsecured loans in Poland through in-home servicing under the trade name Optima®. In addition, the Company's Dealers' Financial Services ("DFS") subsidiary provides fee-based services to enlisted military personnel seeking to purchase new and used vehicles who make applications for auto loans that are funded and serviced primarily under agreements with third-party lenders based in the United States.

The Company's common stock trades on the NASDAQ Global Select Market under the symbol "DLLR."

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. On an ongoing basis, management evaluates its estimates and judgments, including those related to revenue recognition, loss reserves, valuation allowance for deferred income taxes, litigation reserves and impairment assessment of goodwill and other intangible assets. Management bases its estimates on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. The Company's investments in 50% or less owned joint ventures are accounted for by the equity method of accounting. Such investments are not significant to the Company's consolidated results of operations, financial position or cash flows.

Reclassifications and Immaterial Corrections to Previous Periods

Certain prior year amounts have been reclassified to conform to current year presentation. These reclassifications have no effect on net income or stockholders' equity.

The Company has reclassified $43.4 million of debt previously classified as Long-term debt on the Consolidated Balance Sheet as of June 30, 2012 to Current portion of long-term debt. This reclassification relates to the Company's Senior Convertible Notes due 2027 (the "2027 Notes"). The holders of the 2027 Notes had the right to require DFC to purchase all or a portion of the 2027 Notes on December 31, 2012.

2. Summary of Significant Accounting Policies (continued)

Note 18 — Supplemental Guarantor Financial Information has been corrected in order to revise the presentation in the consolidating condensed statements of cash flows for the years ended June 30, 2011, 2012 and 2013 to reflect intercompany activity, which had previously been included in cash flows from investing activities, as cash flow from operating activities, cash flow from investing activities and cash flow from financing activities.

Revenue Recognition

With respect to company-operated stores, revenues from the Company's check cashing, money order sales, money transfer and other miscellaneous services reported in other revenues on its statement of operations are all recognized when the transactions are completed at the point-of-sale in the store.

For short-term unsecured consumer loans, which generally have terms ranging from 1 to 45 days, revenues are recognized using the interest method. Loan origination fees are recognized as an adjustment to the yield on the related loan. The Company's allowance policy regarding these loans is summarized below in "Consumer Loan Loss Reserves Policy."

Secured pawn loans are offered at most of the Company's retail financial services locations in the United Kingdom and Poland and at the Company's pawn shops in the United Kingdom, Sweden, Finland, Spain and Romania, as well as certain of its U.S. and Canadian stores. Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). At the time of pledge, the loan is recorded and interest and fees, net of costs are accrued for over the life of the loan. If the loan is not repaid, the collateral is deemed forfeited and the pawned item will go up for auction. If the item is sold, proceeds are used to recover the loan value, interest accrued and fees. Generally, excess funds received from the sale are repaid to the customer. Pawn revenues are recognized using the interest method and loan origination fees, net, are recognized as an adjustment to the yield on the related loan.

DFS fee income associated with originated loan contracts is recognized as revenue by the Company concurrent with the funding of loans by the third party lender. The Company also earns additional fee income from sales of service agreement and guaranteed asset protection ("GAP") insurance contracts. DFS may be charged back ("chargebacks") for service agreement and GAP fees in the event contracts are prepaid, defaulted or terminated. Service agreement and GAP contract fees are recorded at the time the contracts are sold and a reserve for future chargebacks is established based on historical operating results and the termination provisions of the applicable contracts. Service warranty and GAP contract fees, net of estimated chargebacks, are included in Other Revenues in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

Cash includes cash in stores and demand deposits with financial institutions. Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amounts of cash and so near maturity that there is insignificant risk of changes in value because of changes in interest rates.

Consumer Loans, Net

Unsecured short-term and longer-term installment loans that the Company originates are reflected on the consolidated balance sheets in consumer loans, net and are stated at the principal amount less deferred fees. Consumer loans, net are reported net of a reserve as described below in "Consumer Loan Loss Allowance Policy."

Loans in Default

Loans in default consist of unsecured short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss

2. Summary of Significant Accounting Policies (continued)

provision in the period that the loan is placed in default status. The reserve is reviewed monthly and any change to the loan loss allowance as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provision. If the loans remain in a defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is charged off.

Consumer Loan Loss Allowance

The Company maintains a loan loss allowance for estimated losses for unsecured consumer loans. To estimate the appropriate level of loan loss allowance, the Company considers known relevant internal and external factors that affect loan collectability, including the amount of outstanding unsecured loans owed to the Company, historical loans charged off, current collection patterns and current economic trends. The Company's current loan loss allowance is based on its net charge-offs, typically expressed as a percentage of loan amounts originated for the last twelve months applied against the principal balance of outstanding loans. Management also considers internal and external factors such as the regulatory environment, credit quality trends, underwriting and collection practices and other risks as necessary to estimate credit losses in the portfolio. Such qualitative factors are used to reflect changes in the loan portfolios collectability characteristics not captured by historical loss data. As these conditions change, the Company may need to record additional allowances in future periods.

Generally, when a short-term loan is originated, the customer receives the cash proceeds in exchange for a post-dated check or a written authorization to initiate a charge to the customer's bank account on the stated maturity date of the loan. If the check or the debit to the customer's account is returned from the bank unpaid, the loan is placed in default status and an allowance for this defaulted loan receivable is established and is included in loan loss provision expense in the period that the loan is placed in default status. This reserve is reviewed monthly and any additional provision to the loan loss reserve as a result of historical loan performance, current collection patterns and current economic trends is included in loan loss provision expense. If a loan remains in defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the loan is charged off. Recoveries on loans that were completely charged off are credited to the allowance when collected.

During fiscal year 2013, the Office of Fair Trading ("OFT") announced significant changes to marketing, rollover and collection practices which have had and are expected to have a significant impact on the Company's short-term loan portfolio within its United Kingdom businesses. The Company's allowance for loan losses as of June 30, 2013 has been calculated to reflect management's best estimate and judgment of the likely impact of these changes on probable loan losses. However, these estimates are inherently uncertain, especially given that these regulatory changes have only recently been implemented by the Company. As the ultimate impact of these regulatory actions and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from the Company's additional experience operating under the revised regulations within the United Kingdom will be reflected in the financial statements in future periods.

The Company typically does not maintain a loan loss reserve for potential future losses on secured pawn loans. However, due to a significant decline in gold prices during the fourth quarter of the fiscal year ended June 30, 2013, the Company recorded a $7.1 million provision for expected unredeemed pledges with a carrying value higher than current market gold prices. Pawn loans are secured by the customer's pledged item, which is generally 50% to 80% of the estimated fair value of the pledged item, thus reducing the Company's exposure to losses on defaulted pawn loans. The Company's historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of its pawn loans, the customer repays the amount borrowed, plus interest and fees, and the Company returns the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item is either sold at auction or sold to a third party in the Compa-

2. Summary of Significant Accounting Policies (continued)

ny's retail stores within several weeks of the customer default. Except in isolated instances, the amount received at auction or in the Company's store historically is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above the Company's recorded asset and auction-related administrative fees are returned to the customer.

Other receivables

Other receivables consist primarily of franchise and other third-party receivables.

Property and Equipment

Property and equipment are carried at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which vary from three to five years. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term (including renewal options that are reasonably assured) or the estimated useful life of the related asset.

Goodwill and Other Intangible Assets

Goodwill is the excess of cost over the fair value of the net assets of the business acquired. In accordance with ASC 350, goodwill is assigned to reporting units, which the Company has determined to be United States Retail, Canada Retail, United Kingdom Retail, Europe Retail, eCommerce and DFS. The Company also has a corporate reporting unit which consists of costs related to corporate management, oversight and infrastructure, investor relations and other governance activities. Because of the limited activities of the corporate reporting unit, no goodwill has been assigned to it. Goodwill is assigned to the reporting unit that benefits from the synergies arising from each particular business combination. The Company determines reporting units based on a review of operating segments, and to the extent present, the underlying components. To the extent that two or more components within the same operating segment have similar economic characteristics, their results are aggregated into one reporting unit. Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To accomplish this, the Company is required to determine the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units. The Company is then required to determine the fair value of each reporting unit and compare it to the carrying amount of the reporting unit. To the extent the carrying amount of a reporting unit exceeds the fair value of the reporting unit, the Company would be required to perform a second step to the impairment test because this is an indication that the reporting unit goodwill may be impaired. If after the second step of testing, the carrying amount of a reporting unit exceeds the fair value of the individual tangible and identifiable intangible assets, an impairment loss would be recognized in an amount equal to the excess of the implied fair value of the reporting unit's goodwill over its carrying value.

Indefinite-lived intangible assets consist of reacquired franchise rights, trade names and the DFS' MILES program brand name, which are deemed to have indefinite useful lives and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value.

The Company considers the goodwill impairment and indefinite intangible impairment testing process to be one of the critical accounting estimates used in the preparation of its consolidated financial statements. The Company estimates the fair value of its reporting units by using a discounted cash flow analysis or a market-based approach, or a combination thereof. The discounted cash flow analysis requires the Company to make

2. Summary of Significant Accounting Policies (continued)

various assumptions about revenues, operating margins, growth rates, and discount rates. These assumptions are based on the Company's budgets, business plans, economic projections, anticipated future cash flows and marketplace data. Assumptions are also made for perpetual growth rates for periods beyond the period covered by the Company's long term business plan. The Company performs its goodwill impairment test annually as of June 30, and its other intangibles impairment test annually as of December 31. The Company may be required to evaluate the recoverability of goodwill and other intangible assets prior to the required annual assessment if the Company experiences a significant disruption to its business, unexpected significant declines in its operating results, divestiture of a significant component of its business, a sustained decline in market capitalization, particularly if it falls below the Company's book value, or a significant change to the regulatory environment in which the Company operates. While the Company believes it has made reasonable estimates and assumptions to calculate the fair value of goodwill and indefinite-lived intangible assets, it is possible that a material change could occur, including if actual experience differs from the assumptions and considerations used in the Company's analyses. These differences could have a material adverse impact on the consolidated results of operations and cause the Company to perform the second step impairment test, which could result in a material impairment of the Company's goodwill.

Debt Issuance Costs

Debt issuance costs are amortized over the remaining term of the related debt (see Note 10).

Operating Expenses

The direct costs incurred in operating the Company's business have been classified as operating expenses. Operating expenses include salaries and benefits of store and regional employees, provisions for loan losses, rent and other occupancy costs, purchased gold costs, depreciation of property and equipment used to operate the Company's business, bank charges, armored carrier services, returned checks, net and cash shortages, advertising, maintenance and repairs and other costs incurred by the stores. Excluded from operating expenses are the corporate expenses of the Company, which include salaries and benefits of corporate employees, professional fees and travel costs. Also excluded from operating expenses are acquisition-related costs, which are recorded in Other expense, net in the consolidated statements of operations.

Check Cashing Returned Item Policy

The Company charges operating expense for losses on returned checks during the period in which such checks are returned. Recoveries on returned checks are credited to operating expense in the period during which recovery is made. This direct method for recording returned check losses and recoveries eliminates the need for an allowance for returned checks.

Income Taxes

The Company accounts for uncertainty in income taxes pursuant to Financial Accounting Standards Board (the "FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes* ("ASC 740"). The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions, if applicable, are recognized in the income tax provision.

Advertising Costs

The Company expenses advertising costs as incurred. Advertising costs charged to expense were $27.1 million, $49.6 million and $62.9 million for the three years ended June 30, 2011, 2012 and 2013, respectively.

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments and Hedging Activities

The Derivative and Hedging Topic of the FASB Codification requires companies to provide users of financial statements with an enhanced understanding of: (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. This Topic also requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about the fair value of and gains and losses on derivative instruments, and disclosures about credit-risk-related contingent features in derivative instruments.

As required by the Derivative and Hedging Topic of the FASB Codification, the Company records all derivatives on the consolidated balance sheets at fair value. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Derivatives designated and qualifying as a hedge of the exposure to changes in the fair value of an asset, liability, or firm commitment attributable to a particular risk, such as interest rate risk, are considered fair value hedges. Derivatives designated and qualifying as a hedge of the exposure to variability in expected future cash flows, or other types of forecasted transactions, are considered cash flow hedges. Derivatives may also be designated as hedges of the foreign currency exposure of a net investment in a foreign operation. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain of the Company's risks, even though hedge accounting does not apply or we elect not to apply hedge accounting. See Note 12 for further information regarding the Company's derivatives, including the required disclosures noted above.

Foreign Currency Translation and Transactions

The Company has operations in the United Kingdom, Canada, Sweden, Finland, Poland, Spain, Romania, the Czech Republic and the Republic of Ireland. The financial statements of these foreign businesses have been translated into U.S. dollars in accordance with GAAP. All balance sheet accounts are translated at the current exchange rate at each period end and income statement items are translated at the average exchange rate for the period; resulting translation adjustments are made directly to a separate component of stockholders' equity. Gains or losses resulting from foreign currency transactions excluding the revaluation of non-functional currency denominated debt are included in other expense (income), net. Gains or losses resulting from the revaluation of non-functional currency denominated debt are included in unrealized foreign exchange gain (loss).

Stockholders' Equity

On December 14, 2011, the Company's Board of Directors approved a stock repurchase plan, authorizing the Company to repurchase in the aggregate up to 5.0 million shares of its outstanding common stock. On September 20, 2012, the Company's Board of Directors reconfirmed the plan through September 30, 2013. During the year ended June 30, 2013, the Company repurchased 3,499,881 shares of its outstanding common stock for an aggregate purchase price of $54.4 million, at a weighted-average price per share of $15.53. As of June 30, 2013, an additional approximately 0.5 million shares may be repurchased under the stock repurchase plan.

During the year ended June 30, 2013, the Company acquired the remaining 24% non-controlling interest in its Polish subsidiary, Optima, S.A., for 0.1 million Polish Zloty (approximately $38,000). The acquisition was recorded as an equity transaction that reduced non-controlling interest and additional paid-in capital by approximately $1.3 million.

2. Summary of Significant Accounting Policies (continued)

Earnings per Share

Basic earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding. Diluted earnings per share are computed by dividing net income/loss by the weighted average number of shares of common stock outstanding, after adjusting for the dilutive effect of stock options restricted stock and restricted stock units. The following table presents the reconciliation of the numerator and denominator used in the calculation of basic and diluted earnings per share (in millions):

	Year Ended June 30,		
	2011	2012	2013
Net income (loss) attributable to DFC Global Corp.	$64.2	$52.4	$(0.7)
Reconciliation of denominator:			
Weighted average number of common shares outstanding — basic(1)	38.0	43.8	42.3
Effect of dilutive stock options(2)	1.1	1.0	—
Effect of unvested restricted stock and restricted stock unit grants(2)	0.4	0.2	—
Dilutive effect of convertible debt	0.3	0.2	—
Weighted average number of shares of common stock outstanding — diluted	39.8	45.2	42.3

(1) Excludes 0.1 shares of unvested restricted stock which are included in total outstanding shares of common stock as of June 30, 2011. The dilutive effect of restricted stock and restricted stock units is included in the calculation of diluted earnings per share using the treasury stock method.

(2) The effect of dilutive stock options was determined under the treasury stock method. Due to the net loss during the year ended June 30, 2013, the effect of dilutive options and unvested shares of restricted stock and restricted stock unit grants were considered to be anti-dilutive, and therefore were not included in the calculation of diluted earnings per share.

Deferred Compensation Plan

The Company maintains a voluntary self-directed, non-qualified deferred compensation plan for certain executives and other highly compensated employees. Under the plan, participants may elect to defer receipt of a portion of their base salary and annual incentive bonus. Amounts deferred are invested at the direction of the employee into various mutual fund-like investment options. All investments are held in a rabbi trust and are recorded at fair value as trading securities and included in other assets in the Company's Consolidated Balance Sheets. The amount of compensation deferred is credited to each participant's deferral account and a deferred compensation liability is recorded in accounts payable and other non-current liabilities in the Company's Consolidated Balance Sheets. This liability equals the recorded asset and represents the Company's obligation to the plan participants. The investments in the rabbi trust are classified as trading securities and changes in their values are recorded in the Company's Consolidated Statements of Operations. The carrying value of the investment assets of the rabbi trust and the related deferred compensation liability totaled $7.3 million and $8.2 million as of June 30, 2012 and 2013, respectively.

Equity Method Investment

The Company uses the equity method of accounting for its investments in entities in which it has significant influence; generally, this represents an ownership interest of between 20% and 50%. The carrying value of the Company's equity method investment at June 30, 2012 and 2013 was approximately $3.4 million and $1.0 million, respectively.

2. Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements

In June 2011, the FASB issued ASU No. 2011-05, *Presentation of Comprehensive Income* ("ASU 2011-05"), which will enhance comparability between entities that report under GAAP and those that report under International Financial Reporting Standards ("IFRS"). ASU 2011-05 requires companies to present the components of net income and other comprehensive income either as one continuous statement or as two consecutive statements. It eliminates the option to present components of other comprehensive income as part of the statement of equity. ASU 2011-05 is effective for the Company's interim and annual periods beginning after December 15, 2011 and must be applied retrospectively. In December 2011, the FASB issued ASU No. 2011-12, *Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011 – 05* ("ASU 2011-12"). ASU 2011-12 effectively defers only those changes in ASU 2011-05 that relate to the presentation of reclassification adjustments out of accumulated other comprehensive income. The Company adopted ASU 2011-05, as amended by ASU 2011-12, on July 1, 2012. The adoption of ASU 2011-05, as amended by ASU 2011-12, did not have a material effect on the Company's financial position or results of operations.

In September 2011, the FASB issued ASU No. 2011-08, *Testing Goodwill for Impairment* ("ASU 2011-08"). This update is intended to simplify goodwill impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under GAAP is necessary. Under the amended rule, a company will not be required to calculate the fair value of a reporting unit that contains recorded goodwill unless it concludes, based on the qualitative assessment, that it is more likely than not (a likelihood of more than 50 percent) that the fair value of that reporting unit is less than its book value. If such a decline in fair value is deemed more likely than not to have occurred, then the quantitative goodwill impairment test that exists under current GAAP must be completed. If not, goodwill is deemed not impaired and no further testing is required until the next annual test date, unless conditions or events before that date raise concerns of potential impairment. The amended goodwill impairment guidance does not affect the manner in which a company estimates fair value. ASU 2011-08 is effective for the Company for interim and annual goodwill impairment tests performed for fiscal years beginning after December 15, 2011. The Company adopted ASU 2011-08 on July 1, 2012. The adoption of ASU 2011-08 did not have a material effect on the Company's financial position or results of operations.

In July 2012, the FASB issued ASU No. 2012-02, *Testing Indefinite-Lived Intangible Assets for Impairment* ("ASU 2012-02"). This update is intended to simplify indefinite-lived asset impairment testing by adding an optional qualitative review step to assess whether the required quantitative impairment analysis that exists under GAAP is necessary. ASU 2012-02 is effective for the Company for interim and annual indefinite-lived intangible asset impairment tests performed for fiscal years beginning on or after September 15, 2012. The Company does not anticipate that the adoption of ASU 2012-02 will have a material effect on its financial position or results of operations.

In February 2013, the FASB issued ASU No. 2013-02, *Reporting Amounts Reclassified Out of Accumulated Other Comprehensive Income* ("ASU 2013-02"). ASU 2013-02 requires companies to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the income statement or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. ASU 2013-02 is effective for the Company for fiscal years, and interim periods within those years, beginning after December 15, 2012. The Company does not anticipate that the adoption of ASU 2013-02 will have a material effect on its financial position or results of operations.

2. Summary of Significant Accounting Policies (continued)

In July 2013, the FASB issued ASU No. 2013-10, *Inclusion of the Fed Funds Effective Swap Rate (or Overnight Index Swap Rate) as a Benchmark Interest Rate for Hedge Accounting Purposes* ("ASU 2013-10"). The amendments in this update permit the Fed Funds Effective Swap Rate ("OIS") to be used as a U.S. benchmark interest rate for hedge accounting purposes, in addition to Treasury obligations of the U.S. government ("UST") and the London Interbank Offered Rate ("LIBOR"). The amendments also remove the restriction on using different benchmark rates for similar hedges. This update is effective prospectively for qualifying new or redesignated hedging relationships entered into on or after July 17, 2013. The Company does not anticipate that the adoption of ASU 2013-10 will have a material effect on the Company's financial position or results of operations.

In July 2013, the FASB issued ASU No. 2013-11, *Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists* ("ASU 2013-11"). This update provides explicit guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, a similar tax loss, or a tax credit carryforward exists. Specifically, this update specifies that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, with certain exceptions. This update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2013. The Company does not anticipate that the adoption of ASU 2013-11 will have a material effect on its financial position or results of operations.

3. Supplementary Cash Flow Information

Non-Cash Transactions

The Company recorded a non-cash goodwill and other intangible assets impairment charge of $27.7 million and $36.4 million related to its DFS reporting unit for the years ended June 30, 2012 and 2013, respectively.

4. Stock Based Compensation Plans

The DFC Global Corp. 2005 Stock Incentive Plan (the "2005 Plan") states that 2,578,043 shares of the Company's common stock may be awarded to employees or consultants of the Company. The awards may be issued at the discretion of the Company's Board of Directors as nonqualified stock options, incentive stock options or restricted stock awards. The number of shares issued under the 2005 Plan is subject to adjustment as specified in the 2005 Plan provisions. No options may be granted under the 2005 Plan after January 24, 2015.

On November 15, 2007, the Company's stockholders adopted the DFC Global Corp. 2007 Equity Incentive Plan (the "2007 Plan"). The 2007 Plan provides for the grant of stock options, stock appreciation rights, stock awards, restricted stock unit awards and performance awards (collectively, the "Awards") to non-employee members of the Company's Board of Directors and officers, employees, independent consultants and contractors of the Company and any subsidiary of the Company. On November 11, 2010, the Company's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of the Company's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 10,500,000; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by the Company to the award recipient. The shares that may be issued under the 2007 Plan may be authorized, but unissued or reacquired shares of the Company's common stock. No grantee may receive an Award relating to more than 750,000 shares in the aggregate per fiscal year under the 2007 Plan.

Stock options and stock appreciation rights granted under the aforementioned plans have an exercise price equal to the closing price of the Company's common stock on the date of grant. To date, no stock appreciation rights have been granted.

4. Stock Based Compensation Plans (continued)

The Company accounts for stock-based compensation under the provisions of ASC Topic 718 (ASC 718), *Compensation — Stock Compensation.* The Company has elected to apply the with-and-without method to assess the realization of excess tax benefits. Compensation expense, net of the related tax benefit related to share-based compensation, included in the consolidated statements of operations for the years ended June 30, 2011, 2012 and 2013 was $5.0 million, $6.8 million and $7.8 million, respectively.

The following table presents information on stock options:

		Weighted Average Exercise Price	Weighted Average Contractual Term (years)	Aggregate Intrinsic Value ($ in millions)
Options outstanding at June 30, 2010 (1,798,522 shares exercisable)	2,908,018	$10.22		
Granted	299,158	$19.56		
Exercised	(320,694)	$ 9.91		
Forfeited	(114,037)	$ 9.85		
Options outstanding at June 30, 2011 (2,044,088 shares exercisable)	2,772,445	$11.28		
Granted	750,213	$19.65		
Exercised	(238,553)	$11.16		
Forfeited	(27,562)	$17.01		
Options outstanding at June 30, 2012 (2,379,644 shares exercisable)	3,256,543	$13.17		
Granted	93,767	$16.54		
Exercised	(168,531)	$10.15		
Forfeited	(101,082)	$18.13		
Options outstanding at June 30, 2013	3,080,697	$13.27	5.6	$8.2
Exercisable at June 30, 2013	2,634,198	$12.31	5.0	$8.2

The aggregate intrinsic value in the above table reflects the total pre-tax intrinsic value (the difference between the Company's closing stock price on the last trading day of the period and the exercise price of the options, multiplied by the number of in-the-money stock options) that would have been received by the option holders had all option holders exercised their options on June 30, 2013. The intrinsic value of the Company's stock options changes based on the closing price of the Company's common stock. The total intrinsic value of options exercised for the years ended June 30, 2011, 2012 and 2013 was $3.6 million, $2.3 million and $1.2 million, respectively. As of June 30, 2013, the total unrecognized compensation to be recognized over an estimated weighted average period of 1.5 years related to stock options is expected to be $1.9 million. Compensation expense is recorded ratably over the requisite service period. Cash received from stock options exercised for the years ended June 30, 2012 and 2013 was $2.7 million and $1.7 million, respectively.

4. Stock Based Compensation Plans (continued)

The weighted average fair value of each employee option grant was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants during the fiscal years ended 2011, 2012 and 2013:

	Year Ended June 30,		
	2011	2012	2013
Expected volatility	51.4%	50.6%	49.1%
Expected life (years)	5.7	5.8	5.6
Risk-free interest rate	2.08%	1.31%	1.10%
Expected dividends	None	None	None
Weighted average fair value	$ 9.66	$ 9.41	$ 7.51

Restricted stock awards granted under the 2005 Plan and 2007 Plan become vested (i) upon the Company attaining certain annual pre-tax earnings targets ("performance-based") and (ii) after a designated period of time ("time-based"), which is generally three years. Compensation expense is recorded ratably over the requisite service period based upon an estimate of the likelihood of achieving the performance goals. Compensation expense related to restricted stock awards is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

Information concerning restricted stock awards is as follows:

	Restricted Stock Awards	Weighted Average Price
Outstanding at June 30, 2010	150,844	$ 9.66
Vested	(70,568)	$ 9.47
Outstanding at June 30, 2011	80,276	$ 9.82
Vested	(64,326)	$ 8.48
Outstanding at June 30, 2012	15,950	$15.24
Vested	(15,950)	$15.24
Outstanding at June 30, 2013	—	$ —

Restricted Stock Unit awards (RSUs) granted under the 2005 Plan and the 2007 Plan become vested after a designated period of time ("time-based"), which is generally on a quarterly basis over three years. Compensation expense is recorded ratably over the requisite service period. Compensation expense related to RSUs is measured based on the fair value using the closing market price of the Company's common stock on the date of the grant.

4. Stock Based Compensation Plans (continued)

Information concerning restricted stock unit awards is as follows:

	Restricted Stock Unit Awards	Weighted Average Grant
Outstanding at June 30, 2010	909,026	$ 9.98
Granted	312,190	$19.77
Vested	(415,004)	$10.65
Forfeited	(89,239)	$10.79
Outstanding at June 30, 2011	716,973	$13.75
Granted	524,047	$19.00
Vested	(486,415)	$12.45
Forfeited	(27,394)	$16.90
Outstanding at June 30, 2012	727,211	$18.29
Granted	292,525	$18.02
Vested	(446,893)	$17.72
Forfeited	(73,278)	$17.85
Outstanding at June 30, 2013	499,565	$18.69

As of June 30, 2013, there was $9.3 million of total unrecognized compensation cost related to unvested restricted share-based compensation arrangements granted under the plans. That cost is expected to be recognized over a weighted average period of 1.5 years. The total fair value of shares vested during the years ended June 30, 2011, 2012 and 2013 was $5.1 million, $6.6 million and $8.2 million, respectively.

5. Employee Retirement Plans

Retirement benefits are provided to substantially all U.S. full-time employees who have completed 1,000 hours of service through a defined contribution retirement plan. Prior to January 1, 2011, the Company matched 50% of each employee's contribution, up to 8% of the employee's compensation. Effective January 1, 2011, the Company changed its matching contributions, now matching 100% of employee contributions up to 3% and 50% of employee contributions exceeding 3% up to 5%. The Company's foreign subsidiaries offer similar plans, the terms of which vary based on statutory requirements.

Total contributions charged to expense were $1.8 million, $2.8 million and $3.4 million for the years ended June 30, 2011, 2012 and 2013, respectively.

The DFC Global Corp. Deferred Compensation Plan's (the "Plan") primary purpose is to provide tax-advantageous asset accumulation for a select group of management and highly compensated employees. Eligible employees may elect to defer up to 50% of base salary and/or 100% of bonus earned. The Administrator, a person appointed by the Company's Board of Directors, may further limit the minimum or maximum amount deferred by any plan participants, for any reason.

There were no discretionary contributions to the Plan approved by the Board of Directors during fiscal years 2011, 2012 or 2013.

The Company provides certain post retirement benefits to provide additional retirement income to its Chief Executive Officer ("CEO") and its Executive Vice President and Chief Financial Officer ("EVP and CFO") under the terms of their employment agreements. Subject to service requirements, the CEO will receive a lump-sum payment which is the actuarial equivalent of an annual benefit of $450,000 payable in equal monthly installments during his lifetime commencing the month following the applicable Vesting Date, as defined in his employment agreement, and $225,000 annual survivor benefit payable on his subsequent death to his surviving spouse for her

5. Employee Retirement Plans (continued)

lifetime. Subject to service requirements, the EVP and CFO is entitled to receive an annual benefit of $200,000 payable in equal monthly installments commencing the first month after he ceases to be employed by the Company, subject to certain conditions as defined in his agreement. Furthermore, upon the CFO's death, his spouse will be entitled to receive an annual benefit of $100,000 payable in equal monthly installments during her lifetime.

The Company recorded net expense of $1.4 million, $2.8 million and $0.1 million for the years ended June 30, 2011, 2012, and 2013, respectively, associated with the related to aforementioned retirement plans.

6. Financing Receivables

The Company offers a variety of short-term loan products and credit services to customers who typically cannot access other traditional sources of credit and have non-traditional loan histories. Accordingly, the Company has implemented proprietary predictive scoring models that are designed to limit the dollar amount of loans it offers to customers who statistically would likely be unable to repay their loan. The Company has instituted control mechanisms and a credit analytics function designed to manage risk in its unsecured consumer loan activities. Collection activities are also an important aspect of the Company's operations, particularly with respect to its unsecured consumer loan products due to the relatively high incidence of unpaid balances beyond stated terms. The Company operates centralized collection centers to coordinate a consistent approach to customer service and collections in each of its markets. The Company's risk control mechanisms include, among others, the daily monitoring of initial return rates with respect to payments made on its consumer loan portfolio. Because the Company's revenue from its unsecured consumer lending activities is generated through a high volume of small-dollar financial transactions, its exposure to loss from a single customer transaction is minimal.

The following reflects the credit quality of the Company's loans receivable. Generally, loans are determined to be nonperforming when they are one day past due without a payment for short term consumer loans and 180 days past due without a payment for longer-term (less than one year) installment loans:

Consumer Credit Exposure
Credit Risk Profile Based on Payment Activity
(in millions)

As of June 30, 2012

	Retail-based Consumer Loans		Internet-based Consumer Loans		Pawn Loans	
	Gross	Allowance	Gross	Allowance	Gross	Allowance
Performing	$117.6	$10.3	$ 88.8	$ 9.5	$153.9	$—
Non-performing	49.5	36.4	36.0	19.5	—	—
	$167.1	$46.7	$124.8	$29.0	$153.9	$—

As of June 30, 2013

	Retail-based Consumer Loans		Internet-based Consumer Loans		Pawn Loans	
	Gross	Allowance	Gross	Allowance	Gross	Allowance
Performing	$130.4	$11.3	$ 99.5	$28.4	$160.9	$6.5(1)
Non-performing	60.6	44.5	40.2	25.1	—	—
	$191.0	$55.8	$139.7	$53.5	$160.9	$6.5

(1) During the fourth quarter of the fiscal year ended June 30, 2013, the Company recorded an allowance against the Company's pawn loans receivable due to a significant decline in gold prices.

6. Financing Receivables (continued)

Included in consumer loans, net on the Company's consolidated balance sheet at June 30, 2013 are $25.2 million of loans, with a related allowance of $14.3 million, to customers of the Company's United Kingdom-based operations who have entered into payment plans. The Company does not recognize revenue on consumer loans in payment plan status; however, it does consider them as loans in good status.

The following presents the aging of the Company's past due loans receivable as of June 30, 2012 and 2013:

Age Analysis of Past Due Loans Receivable
(in millions)

As of June 30, 2012

	1-30 Days Past Due	31-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Retail-based Consumer Loans	$14.8	$ 8.7	$ 5.7	$28.2	$57.4	$109.7	$167.1	$1.9
Internet-based Consumer Loans	10.9	6.6	6.0	12.5	36.0	88.8	124.8	—
Pawn Loans	—	—	—	—	—	153.9	153.9	—
Total	$25.7	$15.3	$11.7	$40.7	$93.4	$352.4	$445.8	$1.9

As of June 30, 2013

	1-30 Days Past Due	31-59 Days Past Due	60-90 Days Past Due	Greater Than 90 Days Past Due	Total Past Due	Current	Total Financing Receivables	Recorded Investment > 90 Days and Accruing
Retail-based Consumer Loans	$16.7	$11.1	$ 8.2	$32.6	$ 68.6	$122.4	$191.0	$2.1
Internet-based Consumer Loans	10.4	7.0	6.0	16.8	40.2	99.5	139.7	—
Pawn Loans	—	—	—	—	—	160.9	160.9	—
Total	$27.1	$18.1	$14.2	$49.4	$108.8	$382.8	$491.6	$2.1

The following details the Company's loans receivable that are on nonaccrual status as of June 30, 2012 and 2013:

Loans Receivable on Nonaccrual Status
(in millions)

As of June 30, 2012

Retail-based Consumer Loans	$49.5
Internet-based Consumer Loans	36.0
Pawn Loans	—
Total	$85.5

6. Financing Receivables (continued)

As of June 30, 2013

Retail-based Consumer Loans	$ 60.6
Internet-based Consumer Loans	40.2
Pawn Loans	—
Total	$100.8

The following table presents changes in the allowance for consumer loans credit losses (in millions):

	Year Ended June 30,	
	2012	2013
Allowance for Consumer Loan Losses:		
Beginning Balance	$ 52.6	$ 75.7
Provision for loan losses	131.5	174.0(1)
Charge-offs	(133.9)	(169.1)
Recoveries	29.9	30.9
Effect of foreign currency translation	(4.4)	(2.2)
Ending Balance	$ 75.7	$ 109.3

(1) Excludes a $7.1 million provision against the Company's pawn loans receivable recorded during the fourth quarter of the fiscal year ended June 30, 2013.

During the fiscal year ended June 30, 2013, the Company sold approximately $80.8 million of non-performing consumer loans for proceeds of approximately $5.7 million.

7. Supplemental Balance Sheet Information

Property and equipment at June 30, 2012 and 2013 consist of (in millions):

	June 30,	
	2012	2013
Land	$ 0.1	$ 0.1
Leasehold improvements	112.4	122.5
Computer software and equipment	88.4	96.4
Equipment and furniture	85.4	89.5
	286.3	308.5
Less: accumulated depreciation	(165.7)	(185.7)
Property and equipment, net	$ 120.6	$ 122.8

Depreciation expense amounted to $22.3 million, $29.6 million and $34.4 million for the years ended June 30, 2011, 2012 and 2013, respectively. Included in depreciation expense is $5.6 million, $9.6 million, and $11.7 million of depreciation expense related to computer software and equipment for the years ended June 30, 2011, 2012 and 2013, respectively. The remaining unamortized costs related to computer software and equipment was $30.5 million and $31.0 million at June 30, 2012 and 2013, respectively.

7. Supplemental Balance Sheet Information (continued)

Accrued expenses and other liabilities consist of the following (in millions):

	June 30,	
	2012	2013
Accrued legal settlements(1)	$15.4	$26.3
Accrued payroll and incentives	42.3	31.6
Other accrued expenses and liabilities	42.2	35.2
Total accrued expenses and other liabilities	$99.9	$93.1

(1) Other long-term liabilities include an additional accrual for legal settlements of $21.1 million and $7.2 million at June 30, 2012 and 2013, respectively.

8. Acquisitions

The following acquisitions have been accounted for under the acquisition method of accounting.

On July 6, 2011, the Company acquired Risicum Oyj ("Risicum"), a provider of Internet loans in Finland with headquarters in Helsinki, Finland. Risicum, which was established in 2005, provides loans predominantly in Finland through both Internet and mobile phone technology, utilizing multiple brands to target specific customer demographics. Risicum also provides Internet and telephony- based loans in Sweden. The total cash consideration for the acquisition was approximately $46.5 million. The Company also incurred transaction costs of approximately $0.9 million.

During fiscal 2012, the Company also completed the acquisition of a Canadian franchisee with six stores for an aggregate purchase price of $7.8 million that resulted in an increase in goodwill of $6.1 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. The Company also purchased Super Efectivo S.L. ("Super Efectivo"), a pawn business operating eight stores predominantly in Madrid, Spain for an aggregate purchase price of $9.0 million that resulted in an increase in goodwill of $5.4 million, calculated as the excess purchase price over the fair value of the identifiable assets acquired. Also during fiscal 2012, the Company completed various smaller acquisitions in the United Kingdom, Sweden and Canada that resulted in an aggregate increase in goodwill of $9.5 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired.

During fiscal 2013, the Company completed the acquisition of Express Credit Amanet, a pawn loan provider operating 32 stores in Romania. The aggregate purchase price of this acquisition was $18.7 million, which resulted in an increase in goodwill of $13.2 million, calculated as the excess purchase price over the preliminary fair value of the identifiable assets acquired. Additionally, the Company completed various small acquisitions in Canada and the United Kingdom that resulted in an aggregate increase in goodwill of $16.5 million. Management's valuations of the fair value of tangible and intangible assets acquired and liabilities assumed, is based on estimates and assumptions subject to the finalization of the Company's fair value allocations.

One of the core strategies of the Company is to capitalize on its competitive strengths and enhance its leading market positions. One of the key elements in the Company's strategy is the intention to grow its network through acquisitions. The Company believes that acquisitions provide it with increased market penetration or in some cases the opportunity to enter new platforms and geographies with de novo expansion following thereafter. The purchase price of each acquisition is primarily based on a multiple of historical earnings. The Company's standard business model, and that of its industry, is one that does not rely heavily on tangible assets and, therefore, it is common to have a majority of the purchase price allocated to goodwill, or in some cases, intangible assets.

8. Acquisitions (continued)

The following reflects the change in goodwill during the periods presented (in millions):

Balance at June 30, 2012	$755.5
Acquisitions:	
Express Credit Amanet	13.2
Various small acquisitions	16.5
Goodwill impairment	(12.4)
Foreign currency translation adjustment	(11.0)
Balance at June 30, 2013	$761.8

9. Goodwill and Other Intangibles

As discussed in Note 17, the Company revised the composition of its reportable segments as of June 30, 2013. Accordingly, the carrying amounts of goodwill by reportable segment for the fiscal years ended June 30, 2011 and 2012 have been recast to conform to the current reportable segment composition. The changes in the carrying amount of goodwill by reportable segment for the fiscal years ended June 30, 2012 and June 30, 2013 are as follows (in millions):

	Europe Retail	Canada Retail	United States Retail	eCommerce	Other	Total
Balance at June 30, 2011:						
Goodwill	$169.0	$179.9	$205.7	$151.8	$ 52.1	$758.5
Acquisitions and purchase accounting adjustments	12.3	8.7	—	20.3	—	41.3
Goodwill impairment	—	—	—	—	(17.7)	(17.7)
Foreign currency translation adjustments	(10.5)	(9.9)	—	(6.2)	—	(26.6)
Balance at June 30, 2012:						
Goodwill	$170.8	$178.7	$205.7	$165.9	$ 52.1	$773.2
Accumulated impairment charges	—	—	—	—	(17.7)	(17.7)
	$170.8	$178.7	$205.7	$165.9	$ 34.4	$755.5
Acquisitions and purchase accounting adjustments	20.6	9.1	—	—	—	29.7
Goodwill impairment	—	—	—	—	(12.4)	(12.4)
Foreign currency translation adjustments	(1.2)	(5.8)	—	(4.0)	—	(11.0)
Balance at June 30, 2013:						
Goodwill	$190.2	$182.0	$205.7	$161.9	$ 52.1	$791.9
Accumulated impairment charges	—	—	—	—	(30.1)	(30.1)
	$190.2	$182.0	$205.7	$161.9	$ 22.0	$761.8

9. Goodwill and Other Intangibles (continued)

The following table reflects the components of intangible assets (in millions):

	June 30, 2012	June 30, 2013
Non-amortizing intangible assets:		
Goodwill	$755.5	$761.8
Reacquired franchise rights	53.3	51.7
DFS MILES Program	25.4	10.9
Tradenames	3.4	3.4
	$837.6	$827.8
Amortizable intangible assets:		
Purchased technology	$ 47.7	$ 46.4
Various contracts	41.5	31.6
Reacquired franchise rights	5.9	6.1
Accumulated amortization:		
Purchased technology	(7.1)	(14.1)
Various contracts	(21.4)	(28.9)
Reacquired franchise rights	(1.4)	(2.5)
Total intangible assets	$902.8	$866.4

Goodwill is the excess of purchase price over the fair value of the net assets of the business acquired.

Goodwill is evaluated for impairment on an annual basis on June 30 or between annual tests if events occur or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. To perform the impairment testing, the Company first assesses qualitative factors to determine whether it is more likely than not that the fair values of its reporting units are less than their carrying amounts as a basis for determining whether or not to perform the quantitative two-step goodwill impairment test. The Company then estimates the fair value of each reporting unit not meeting the qualitative criteria and compares their fair values to their carrying values. If the carrying value of a reporting unit exceeds its fair value, the Company determines the implied fair value of goodwill for that reporting unit by deducting the estimated fair value of its assets, other than goodwill, from its overall fair value. If the fair value of goodwill is less than its carrying amount, the Company recognizes an impairment loss for the difference.

Other indefinite-lived intangible assets consist of reacquired franchise rights, DFS' MILES program brand name and the Sefina and Purpose U.K. trade names, which are deemed to have an indefinite useful life and are not amortized. Non-amortizable intangibles with indefinite lives are tested for impairment annually as of December 31, or whenever events or changes in business circumstances indicate that an asset may be impaired. If the estimated fair value is less than the carrying amount of the intangible assets with indefinite lives, then an impairment charge would be recognized to reduce the asset to its estimated fair value. As prescribed under ASC 805, beginning with franchisee acquisitions consummated in fiscal 2010 or later, reacquired franchise rights are no longer considered indefinite-lived; rather they are amortized over the remaining contractual life of the franchise agreement. Changes in foreign exchange rates period over period impact the recorded value of the indefinite lived reacquired franchise rights.

The fair values of reporting units are estimated using a present value technique using discounted future cash flows, and are corroborated with guideline public company market multiple fair value technique. The most significant assumptions used in the discounted cash flow fair value technique are the business projections used to derive future cash flows and the weighted average cost of capital used to discount such projections. Assumptions in estimating future cash flows are subject to a high degree of judgment, and management considers both speci-

9. Goodwill and Other Intangibles (continued)

fied short term planned strategies such as store expansion, new product offerings, and planned marketing strategies, along with longer term business opportunities and growth projections, based in part on past performance. In selecting the appropriate discount rate to use in the individual discounted cash flow models, management considers factors for each reporting unit such as size, the consistency of its previous performance and the general maturity of the reporting unit's business, and the projected rate of growth in the cash flow model. The discount rates used for the reporting units range from 9% to 15%.

Impairment of DFS

During the year ended June 30, 2012, the Company recognized an impairment to both its goodwill and its DFS MILES Program indefinite lived intangible asset of $17.7 million and $10.0 million, respectively. The impairment of these intangible assets resulted from the continued decline in the DFS business during the second half of fiscal year 2012 and the Company's expectations for future growth and profitability for the DFS business being lower than its previous estimates.

During the fiscal first quarter ended September 30, 2012, the Company performed an interim impairment review of its goodwill, indefinite-lived intangible asset and certain other intangible assets related to its DFS business. The Company determined there was an interim indicator of impairment as a result of the September 2012 notification of the pending termination, effective September 13, 2014, of its contract with the third-party lender that funded a majority of the loans for its Military Installment Loan and Education Services, or MILES®, program. As a result of the interim impairment review, the Company recorded an intangible asset impairment charge of approximately $5.5 million, related to the fair value assigned to the contract.

During the fiscal third quarter ended March 31, 2013, the Company identified interim impairment indicators at its DFS reporting unit and performed an interim impairment test of its goodwill, indefinite-lived intangible asset and certain other intangible assets. The impairment indicators resulted principally from the examination of the CFPB during the fiscal year ended June 30, 2013, which delayed the Company's negotiations with potential lending partners, and other possible funding arrangements, to replace the third-party lender that funded a majority of the MILES program loans. In the fourth quarter of fiscal 2013, DFS received a purported termination notice from the lender funding the MILES loans after DFS and the third-party lender each agreed separately to consent orders with the CFPB, without admitting or denying any of the facts or conclusions of the CFPB review. After restarting the discussions with various potential lending partners during the fourth quarter of fiscal 2013, in August 2013, DFS and a new third-party lender entered into a contract whereby the lender agreed to fund MILES program loans, which the Company believes will provide more competitive financing alternatives to DFS' service member customers.

During the Company's fiscal third quarter ended March 31, 2013, the Company revised its forecasts of the DFS reporting unit as a result of the CFPB examination and the potential for changes in the way that DFS conducts its business. Furthermore, the Company concluded that due to changes in the Company's capital allocation strategy, the Company would not fund a portion of the loan originations, which had been assumed in prior forecasts. These collective events addressed herein resulted in the Company concluding that it was more likely than not that the fair value of the DFS reporting unit was below its carrying amount.

More specifically, as a result of the CFPB's examination of DFS, the CFPB cited violations by DFS of the Consumer Financial Protection Act for deceptively marketing the prices and scope of certain add-on products. Without admitting or denying any of the facts or conclusions of the review, DFS agreed to a consent order with the CFPB to amend its practices to meet the requirements set forth by the CFPB, and to provide financial redress in the form of a $3.3 million restitution fund to be distributed to past and current DFS customers.

In Step 1 of the goodwill impairment test, the fair value of the DFS reporting unit was determined based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The DFS reporting unit failed the Step 1 test and a preliminary Step 2

9. Goodwill and Other Intangibles (continued)

test of the goodwill impairment test was performed. The Company recognized a preliminary goodwill impairment charge of approximately $15.2 million during the fiscal third quarter ended March 31, 2013, which represented its best estimate of the impairment loss based on the latest information available and the results of the Step 1 and Step 2 tests. Additionally, the Company recognized an impairment charge of $15.9 million related to DFS' other intangible assets, including the MILES program indefinite-lived intangible asset. The MILES program indefinite-lived intangible valuation was calculated using a relief from royalty valuation method, while the other intangible assets were valued using an excess earnings valuation method.

In the fourth quarter of the fiscal year ended June 30, 2013, the Company performed its annual impairment tests of goodwill, and finalized the interim estimated impairment of the DFS goodwill. The total goodwill impairment charge for the fiscal year ended June 30, 2013 was $12.4 million, which represented a reduction of $2.8 million from the preliminary goodwill impairment charge recorded during the fiscal third quarter ended March 31, 2013. Additionally, the Company recognized an impairment charge of $2.6 million related to DFS' other intangible assets.

The MILES program indefinite lived intangible valuation was calculated using a relief from royalty valuation method and is based on future revenue projections of the DFS business, discounted to a present fair value using a discount rate of 16%.

The calculation of fair value of the DFS reporting unit was based on two valuation techniques, a discounted cash flow model (income approach) and a market adjusted multiple of earnings and revenues (market approach). The cash flow projections were discounted using a discount rate of 15%, and were selected based on management's estimate of the risk embedded in the projections for each series of cash flows. A simultaneous 10% decline in the cash flow projections combined with a 100 basis point increase in the discount rates used would result in an additional pre-tax $7.3 million impairment to goodwill and an additional $0.9 million impairment to the MILES Program indefinite lived intangible.

The Company selected market multiples to be used in the market approach based on companies that it considered to be comparable to DFS, with the assistance of a third party valuation firm. A 10% change in the market multiples used would impact the fair value of DFS by $0.2 million.

The achievement of the forecasted business plan and projections related to DFS is in part dependent on the success of the management plans described above. While management believes that the discount rates selected in its valuation model adequately capture this risk, if these initiatives do not achieve the results anticipated, it is reasonably possible that there could be future impairment of the DFS goodwill and the MILES program indefinite-lived intangible asset, which had an aggregate carrying value of $33.1 million as of June 30, 2013.

Amortization of Intangible Assets

Amortization expense of intangible assets was $9.0 million, $18.8 million and $16.4 million for the years ended June 30, 2011, 2012 and 2013, respectively.

Estimated amortization expense of intangible assets during the next five fiscal years is shown below (in millions):

Fiscal Year Ended June 30,	Amount
2014	$10.2
2015	8.9
2016	8.2
2017	6.6
2018	4.7
	$38.6

10. Debt

The Company had debt obligations at June 30, 2012 and June 30, 2013 as follows (in millions):

	June 30, 2012	June 30, 2013
Global Revolving credit facility	$ 22.0	$ 50.0
National Money Mart Company 10.375% Senior Notes due December 15, 2016	600.0	600.0
Issuance discount on 10.375% Senior Notes due 2016	(2.6)	(2.1)
DFC Global Corp. 3.25% Senior Convertible Notes due 2017	181.4	189.9
DFC Global Corp. 2.875% Senior Convertible Notes due 2027	43.4	36.2
DFC Global Corp. 3.00% Senior Convertible Notes due 2028	97.5	105.0
Scandinavian credit facilities	62.6	54.9
Other	8.3	8.1
Total debt	1,012.6	1,042.0
Less: current portion of debt	(73.7)	(67.0)
Long-term debt	$ 938.9	$ 975.0

Senior Notes

On December 23, 2009, the Company's wholly owned indirect Canadian subsidiary, National Money Mart Company ("NMM"), issued $600.0 million aggregate principal amount of its 10.375% Senior Notes due December 15, 2016 (the "2016 Notes"). The 2016 Notes were issued pursuant to an indenture, dated as of December 23, 2009, among NMM, as issuer, and DFC and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries, as guarantors, and U.S. Bank National Association, as trustee. The 2016 Notes bear interest at the rate of 10.375% per year, payable on June 15 and December 15 of each year, commencing on June 15, 2010. The 2016 Notes will mature on December 15, 2016. Upon the occurrence of certain change-of-control transactions, NMM will be required to make an offer to repurchase the 2016 Notes at 101% of the principal amount thereof, plus any accrued and unpaid interest to the repurchase date, unless certain conditions are met. NMM may redeem some or all of the 2016 Notes at any time prior to December 15, 2013 at a redemption price equal to 100% of the principal amount of the 2016 Notes redeemed plus any accrued and unpaid interest, if any, plus a "make-whole" premium defined in the indenture governing the 2016 Notes. On or after December 15, 2013, NMM will have the right to redeem the 2016 Notes, in whole at any time or in part from time to time (i) at a redemption price of 105.188% of the principal amount thereof if the redemption occurs prior to December 15, 2014, (ii) at a redemption price of 102.594% of the principal amount thereof if the redemption occurs between December 15, 2014 and December 15, 2015, and (iii) at a redemption price of 100% of the principal amount thereof if the redemption occurs after December 15, 2015.

Convertible Notes

Senior Convertible Notes due 2027

On June 27, 2007, DFC issued $200.0 million aggregate principal amount of its 2.875% Senior Convertible Notes due 2027 (the "2027 Notes"). The 2027 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of June 27, 2007 (the "2027 Indenture").

In February 2010, DFC repurchased $35.2 million aggregate principal amount of the 2027 Notes in privately negotiated transactions with three of the holders of the 2027 Notes. The purchase price paid by DFC in the transactions was 91% of the stated principal amount of the repurchased 2027 Notes, for an aggregate price of $32.0 million.

10. Debt (continued)

The 2027 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of its other existing and future obligations that are unsecured and unsubordinated. The 2027 Notes bear interest at the rate of 2.875% per year, payable in cash in arrears on June 30 and December 31 of each year beginning on December 31, 2007. The 2027 Notes mature on June 30, 2027, unless earlier converted, redeemed or repurchased by DFC. Holders of the 2027 Notes may require DFC to repurchase in cash some or all of the 2027 Notes at any time before the 2027 Notes' maturity following a "fundamental change" (as defined in the 2027 Indenture).

The 2027 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2027 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2027 Notes may convert their 2027 Notes based at an initial conversion rate of 38.6641 shares per $1,000 principal amount of 2027 Notes, which is equal to an initial conversion price of $25.86 per share, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after September 30, 2007, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five-day period following any five consecutive trading day period in which the trading price of the 2027 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2027 Notes on each such day;
- if the 2027 Notes are called for redemption; or
- upon the occurrence of specified corporate transactions as described in the 2027 Indenture.

If a "fundamental change" (as defined in the 2027 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2027 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2027 Indenture.

On or after December 31, 2012, but prior to December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes, if during any period of 30 consecutive trading days ending not later than December 31, 2014, the closing sale price of a share of DFC's common stock is for at least 120 trading days within such period of 30 consecutive trading days greater than or equal to 120% of the conversion price on each such day. On or after December 31, 2014, DFC may redeem for cash all or part of the 2027 Notes upon at least 30 but not more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of 2027 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2027 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders had the right to require DFC to purchase all or a portion of the 2027 Notes on December 31, 2012, (the "Repurchase Option") and will have the same right on each of December 31, 2014, June 30, 2017 and June 30, 2022 for a purchase price payable in cash equal to 100% of the principal amount of the 2027 Notes purchased plus any accrued and unpaid interest, up to but excluding the purchase date.

On December 31, 2012, an aggregate principal amount of $8.6 million of the 2027 Notes were surrendered and repurchased pursuant to the Repurchase Option. Any 2027 Notes not repurchased pursuant to the Repurchase Option remain outstanding and continue to be subject to the terms and conditions of the 2027 Notes and the indenture governing the 2027 Notes. Following the repurchase of 2027 Notes pursuant to the Repurchase Option, an aggregate principal amount of $36.2 million of 2027 Notes remained outstanding and have been classified as long term as of June 30, 2013.

10. Debt (continued)

If a "fundamental change" (as defined in the 2027 Indenture) occurs before maturity of the 2027 Notes, holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of the 2027 Notes at a repurchase price equal to 100% of the principal amount of the 2027 Notes being repurchased, plus accrued and unpaid interest, including any additional amounts, up to but excluding the date of repurchase.

Senior Convertible Notes due 2028

In December 2009, DFC entered into privately negotiated exchange agreements with certain holders of its 2027 Notes, pursuant to which such holders exchanged an aggregate of $120.0 million aggregate principal amount of the 2027 Notes for an equal aggregate principal amount of 3.0% Senior Convertible Notes due 2028 issued by DFC (the "2028 Notes").

The 2028 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of DFC's other existing and future obligations that are unsecured and unsubordinated. The 2028 Notes accrue interest at a rate of 3.00% per annum, payable in cash in arrears on April 1 and October 1 of each year beginning on April 1, 2010. The maturity date of the 2028 Notes is April 1, 2028. The 2028 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of December 21, 2009 (the "2028 Indenture").

The 2028 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2028 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2028 Notes may convert their 2028 Notes based at an initial conversion rate of 51.8032 shares per $1,000 principal amount of 2028 Notes, which is equal to an initial conversion price of $19.30 per share, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after December 31, 2009, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five-day period following any five consecutive trading day period in which the trading price of the 2028 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2028 Notes on each such day;
- if the 2028 Notes are called for redemption;
- at any time on or after December 31, 2026; or
- upon the occurrence of specified corporate transactions as described in the 2028 Indenture.

If a "fundamental change" (as defined in the 2028 Indenture) occurs prior to December 31, 2014 and a holder elects to convert its 2028 Notes in connection with such transaction, DFC will pay a make-whole provision, as defined in the 2028 Indenture.

On or after April 5, 2015, DFC may redeem for cash all or part of the 2028 Notes upon at least 30 but not more than 60 days' notice before the redemption date by mail to the trustee, the paying agent and each holder of 2028 Notes. The amount of cash paid in connection with each such redemption will be 100% of the principal amount of the 2028 Notes to be redeemed, plus accrued and unpaid interest, including any additional amounts, up to but excluding the redemption date.

Holders of the 2028 Notes have the right to require DFC to purchase all or a portion of the 2028 Notes on each of April 1, 2015, April 1, 2018 and April 1, 2023 for a purchase price payable in cash equal to 100% of the principal amount of the 2028 Notes to be purchased plus any accrued and unpaid interest, up to but excluding the date of purchase.

10. Debt (continued)

If a "fundamental change" (as defined in the 2028 Indenture) occurs before the maturity of the 2028 Notes, the holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of the 2028 Notes at a repurchase price equal to 100% of the principal amount of the 2028 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

Senior Convertible Notes due 2017

On April 16, 2012, DFC issued $230.0 million aggregate principal amount of its senior convertible notes due 2017 (the "2017 Notes"). The 2017 Notes are general unsecured obligations of DFC and rank equally in right of payment with all of DFC's other existing and future obligations that are unsecured and unsubordinated. The notes bear interest at a rate of 3.25% per annum, payable in cash in arrears on April 15 and October 15 of each year beginning on October 15, 2012. The 2017 Notes were issued under an indenture between DFC and U.S. Bank National Association, as trustee, dated as of April 16, 2012 (the "2017 Indenture").

The 2017 Indenture includes a "net share settlement" provision that allows DFC, upon redemption or conversion, to settle the principal amount of the 2017 Notes in cash and the additional conversion value, if any, in shares of DFC's common stock. Holders of the 2017 Notes may convert their 2017 Notes based at an initial conversion rate of 46.8962 shares of common stock per $1,000 principal amount of notes, which is equal to an initial conversion price of $21.32 per share, subject to adjustment, prior to stated maturity under the following circumstances:

- during any calendar quarter commencing after June 30, 2012, if the closing sale price of DFC's common stock is greater than or equal to 130% of the applicable conversion price for at least 20 trading days in the period of 30 consecutive trading days ending on the last day of the preceding calendar quarter;
- during the five-day period following any five consecutive trading day period in which the trading price of the 2017 Notes for each day of such period was less than 98.0% of the product of the closing sale price per share of DFC's common stock on such day and the conversion rate in effect for the 2017 Notes on each such day;
- at any time on or after October 15, 2016; or
- upon the occurrence of specified corporate transactions as described in the 2017 Indenture.

If a "fundamental change" (as defined in the 2017 Indenture) occurs and a holder elects to convert its 2017 Notes in connection with such transaction, that holder may be entitled to a make-whole premium (as defined in the 2017 Indenture) in the form of an increase in the conversion rate.

If a "fundamental change" (as defined in the 2017 Indenture) occurs before the maturity of the 2017 Notes, the holders will have the right, subject to certain conditions, to require DFC to repurchase for cash all or a portion of their 2017 Notes at a repurchase price equal to 100% of the principal amount of the 2017 Notes being repurchased, plus accrued and unpaid interest, up to but excluding the date of repurchase.

The 2017 Notes are not redeemable at DFC's option prior to their maturity date.

In connection with the offering of the 2017 Notes, DFC and its primary holding subsidiary in the United Kingdom entered into convertible note hedge transactions in respect of its common stock with affiliates of the initial purchasers of the 2017 Notes, and separate warrant transactions with the option counterparties, which effectively increase the conversion price of the 2017 Notes to $26.45 per share. The convertible note hedge transactions cover the number of shares of common stock required to be issued upon the conversion of the 2017 notes, at a strike price that corresponds to the initial conversion price of the 2017 Notes, subject to adjustment, and are exercisable upon conversion of the 2017 Notes.

10. Debt (continued)

The Company paid $43.8 million and $6.5 million for the convertible note hedge transactions entered into on April 10, 2012 and April 11, 2012. As described in more detail below, these costs were partially offset by the proceeds from the sale of the warrants in separate transactions.

The convertible note hedge transactions are intended generally to reduce the potential dilution to the Company's common stock upon conversion of the 2017 Notes in the event that the market price per share of the common stock is greater than the strike price.

The convertible note hedge transactions are separate transactions and are not part of the terms of the 2017 Notes. Holders of the 2017 Notes have no rights with respect to the convertible note hedge transactions.

In April 2012, DFC also entered into privately negotiated warrant transactions with affiliates of the initial purchasers of the 2017 Notes, whereby DFC sold warrants to acquire, subject to customary anti-dilution adjustments, 9,379,240 shares and 1,406,886 shares, respectively, of DFC common stock at a strike price of $26.45 per share, also subject to adjustment. As consideration for the warrants, the Company received $26.4 million and $4.0 million, respectively.

If the market value per share of DFC common stock, as measured under the warrants, exceeds the strike price of the warrants at the time the warrants are exercisable, the warrants will have a dilutive effect on the Company's earnings per share.

The convertible note hedge transactions expire April 15, 2017, or the last day on which any of the 2017 Notes remain outstanding. The warrants expire in daily installments from July 17, 2017 to November 6, 2017. Both the convertible note hedge transactions and the warrant transactions require net-share settlement and are accounted for as equity instruments.

Accounting for Convertible Notes

The Company follows the guidance issued in ASC 470-20, which clarifies the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. This accounting standard requires issuers of convertible debt that can be settled in cash to separately account for (i.e., bifurcate) a portion of the debt associated with the conversion feature and reclassify this portion to stockholders' equity. The liability portion, which represents the fair value of the debt without the conversion feature, is accreted to its face value using the effective interest method by amortizing the discount between the face amount and the fair value. The amortization is recorded as non-cash interest expense. The Company is required to record the liability portion of the 2027 Notes, the 2028 Notes and the 2017 Notes (collectively, the "Convertible Notes") at their fair value as of the date of issuance and amortize the discount into interest expense over the life of the Convertible Notes during the periods in which the Notes are outstanding. The Company recorded a discount of $50.3 million to Additional paid-in capital for the 2017 Notes at the time of issuance. As of June 30, 2013, the discount on the 2027 Notes has been fully amortized using the effective interest method, the remaining discount of $15.0 million on the 2028 Notes similarly will be amortized through April 1, 2015, and the remaining discount of $40.1 million on the 2017 Notes similarly will be amortized through April 15, 2017. There is no effect, however, on the Company's cash interest payments.

The Company has considered the guidance in the *Debt* topic of the FASB Codification, and has determined that the Convertible Notes do not contain a beneficial conversion feature, as the fair value of DFC's common stock on the date of issuance was less than the initial conversion price.

Upon conversion, DFC will have the option to either deliver:

1. cash equal to the lesser of the aggregate principal amount of the Convertible Notes to be converted ($1,000 per note) or the total conversion value; and shares of DFC's common stock in respect of the remainder, if any, of the conversion value over the principal amount of the Convertible Notes; or

10. Debt (continued)

2. shares of DFC's common stock to the holders, calculated at the initial conversion price which is subject to any of the conversion price adjustments discussed above.

The Company has made a policy election to settle the principal amount of the Convertible Notes in cash. As such, in accordance with the *Earnings Per Share* topic of the FASB Codification, the Convertible Notes will be excluded from the Company's calculation of diluted earnings per share. However, any conversion premium associated with the Convertible Notes would have an impact on the Company's diluted earnings per share.

Credit Facility

Global Revolving Credit Facility

The Company has a senior secured credit facility with a syndicate of lenders, the administrative agent for which is Wells Fargo Bank, National Association. The facility consists of a $235.0 million global revolving credit facility (the "Global Revolving Credit Facility"), with the potential to further increase the Company's available borrowings under the facility to $250.0 million. Availability under the Global Revolving Credit Facility is based on a borrowing base comprised of cash and consumer loan receivables in the Company's U.S., Canadian and U.K.-based retail operations, and its U.K.-based pawn loan receivables. There is a sublimit for borrowings in the United States based on the lesser of the U.S. borrowing base under the Global Revolving Credit Facility or $75 million.

Borrowings under the Global Revolving Credit Facility may be denominated in United States Dollars, British Pounds Sterling, Euros or Canadian Dollars, as well as any other currency as may be approved by the lenders. Interest on borrowings under the Global Revolving Credit Facility is derived from a pricing grid based on the Company's consolidated leverage ratio, which as of June 30, 2013 allows borrowing at an interest rate equal to the applicable London Inter-Bank Offered Rate (LIBOR) or Canadian Dollar Offer Rate (based on the currency of borrowing) plus 400 basis points, or in the case of borrowings in U.S. Dollars only, at an alternate base rate which is the greater of the prime rate or the federal funds rate plus 1/2 of 1%, plus 300 basis points (6.25% at June 30, 2013). The Global Revolving Credit Facility will mature on March 1, 2015.

On each of December 23, 2011 and December 31, 2012, the Company entered into amendments to the senior secured credit agreement governing the Company's Global Revolving Credit Facility, which increased the Company's flexibility with respect to its business operations, transactions and reporting.

On June 25, 2013, the Company entered into the Third Amendment (the "Amendment") to the Second Amended and Restated Credit Agreement dated as of March 3, 2011 with Wells Fargo Bank, National Association and the lenders party thereto. The Amendment amends certain financial and operating covenants in order to provide additional flexibility to the Company. The Amendment also adds a new liquidity covenant, and prohibits the payment of cash dividends.

The Global Revolving Credit Facility allows for borrowings by DFG, NMM, Dollar Financial U.K. Limited, an indirect U.K. subsidiary of DFC, and Instant Cash Loans Limited, a direct U.K. subsidiary of Dollar Financial U.K. Limited. Borrowings by DFG under the Global Revolving Credit Facility are guaranteed by DFC and certain direct and indirect domestic U.S. subsidiaries of DFC. Borrowings by non-U.S. borrowers under the Global Revolving Credit Facility are guaranteed by DFC and DFG and substantially all of their domestic U.S. subsidiaries, by NMM and substantially all of the Company's other direct and indirect Canadian subsidiaries, and by Dollar Financial U.K. Limited and Instant Cash Loans Limited. The obligations of the respective borrowers and guarantors under the Global Revolving Credit Facility are secured by substantially all the assets of such borrowers and guarantors.

As of June 30, 2012 and 2013, there was $22.0 million and $50.0 million outstanding, respectively, under the Global Revolving Credit Facility. Historically, the Company has classified all borrowings under the Global Revolving Credit Facility as current, due to the Company's intention to repay all amounts outstanding within one year.

10. Debt (continued)

The senior secured credit agreement governing the global revolving credit facility contains customary covenants, representations and warranties and events of default. As of June 30, 2013, the Company is in compliance with all such covenants. The Company believes that it will continue to meet the covenants under the senior secured credit agreement through June 30, 2014. The Company's ability to continue to meet those covenants will depend largely on its fiscal year 2014 performance. If the Company was to breach the covenants under the senior secured credit agreement, the lenders would be entitled to declare all amounts borrowed under it immediately due and payable. This acceleration of debt, if not paid by the Company, would trigger defaults under, and possibly cause the acceleration of obligations under the senior and convertible notes issued or guaranteed by the Company (described above).

Scandinavian Credit Facilities

As a result of its December 2010 acquisition of Sefina, the Company assumed borrowings under Sefina's existing secured credit facilities in Sweden and Finland, consisting of two working capital facilities in Sweden of SEK 185 million and SEK 55 million and overdraft facilities in Sweden and Finland with commitments of up to SEK 85 million and EUR 17.5 million, respectively.

In February 2012, the Company refinanced the Finnish overdraft facility with a new secured credit facility consisting of a revolving credit facility with a commitment of up to EUR 10.75 million, of which EUR 4.0 million (approximately $5.2 million) was outstanding as of June 30, 2013, and a term loan facility of EUR 8.0 million (approximately $10.4 million), all of which was outstanding as of June 30, 2013. The Finnish revolving credit facility expires in February 2014 and has an interest rate of the one month Euribor plus 155 basis points (1.68% at June 30, 2013). The Finnish term loan is due in February 2016, and has an interest rate of the three month Euribor plus 300 basis points (3.21% at June 30, 2013). The Finnish loans are secured by the assets of the Company's pawn lending operating subsidiary in Finland.

In June 2012, the Company entered into a new secured credit facility which replaces, and refinances the outstanding borrowings under the prior Swedish facilities. The new Swedish credit facility consists of a term loan facility of SEK 240 million (approximately $35.6 million), all of which was drawn at June 30, 2013, and a revolving credit facility of SEK 125 million (approximately $18.6 million at June 30, 2013), of which SEK 25.0 million (approximately $3.7 million) was outstanding as of June 30, 2013. The Swedish term loan is due June 2016 and carries an interest rate of the three month STIBOR plus 300 basis points (4.22% at June 30, 2013). The Swedish revolving credit facility is due June 2014 and carries an interest rate of the three month STIBOR plus 200 basis points (3.22% at June 30, 2013). The Swedish loans are secured primarily by the value of the Company's pawn pledge stock in Sweden.

Other Debt

Other debt consists of $8.1 million of debt assumed as part of the Suttons and Robertsons acquisition, consisting of a $2.8 million revolving loan and a $5.3 million term loan, all of which matures in August 2013.

Interest Expense

Interest expense, net was $90.8 million, $102.8 million and $119.9 million for the three years ended June 30, 2011, 2012 and 2013, respectively. Included in interest expense for the years ended June 30, 2012 and 2013 is approximately $22.6 million and $25.7 million, respectively, of non-cash interest expense related to the amortization of accumulated charges related to the discontinuance of hedge accounting for the Company's cross currency interest rate swaps, the non-cash interest expense associated with its Convertible Notes and the amortization of various deferred issuance costs.

10. Debt (continued)

As of June 30, 2013, long-term debt exclusive of discounts, maturing in each of the years subsequent to June 30, 2014, is as follows (in millions):

Fiscal Year Ended June 30,	Amount
2015	$ —
2016	46.0
2017	830.0
2018	—
2019	—
Thereafter	156.2
	$1,032.2

11. Fair Value Measurements

The Fair Value Measurements and Disclosures Topic of the FASB Codification establishes a fair value hierarchy that distinguishes between observable and unobservable market participant assumptions. Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability. Level 3 inputs are unobservable inputs for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value in its entirety requires judgment and considers factors specific to the asset or liability.

Currently, the Company uses foreign currency options and cross currency interest rate swaps to manage its interest rate and foreign currency risk and a gold collar to manage its exposure to variability in gold prices. The valuation of these instruments is determined using widely accepted valuation techniques including discounted cash flow analysis on the expected cash flows of each derivative. This analysis reflects the contractual terms of the derivatives, including the period to maturity and uses observable market-based inputs, including interest rate curves, foreign exchange rates, gold forward curves and implied volatilities. The Company incorporates credit valuation adjustments to reflect both its own nonperformance risk and the respective counterparty's nonperformance risk in the fair value measurements. In adjusting the fair value of its derivative contracts for the effect of nonperformance risk, the Company has considered the impact of netting and any applicable credit enhancements, such as collateral postings, thresholds, mutual puts, and guarantees. Although the Company has determined that the majority of the inputs used to value its derivatives fall within Level 2 of the fair value hierarchy, the credit valuation adjustments associated with its derivatives utilize Level 3 inputs, such as estimates of current credit spreads to evaluate the likelihood of default by itself and its counterparties. However, as of June 30, 2012, the Company has assessed the significance of the impact of the credit valuation adjustments on the overall valuation of its derivative positions and has determined that the credit valuation adjustments are not significant to the overall valuation of its derivatives. As a result, the Company has determined that its derivative valuations in their entirety are classified in Level 2 of the fair value hierarchy.

During fiscal 2011, the Company recorded a liability for contingent consideration of $16.6 million arising from the acquisition of Sefina which is payable over two years. During the fiscal year ended June 30, 2012, the Company made contingent consideration payments of $11.9 million. The fair value of the contingent consideration was determined at the acquisition date using a probability weighted income approach based on the net present value of estimated payments and is re-measured in each reporting period. The contingent consideration was classified within Level 3 as management assumptions for the valuation included discount rates and estimated

11. Fair Value Measurements (continued)

probabilities of achievement of pre-tax income levels which are unobservable in the market. The assumed discount rate was 4.9%. The fair value of the contingent consideration is not significantly affected by changes in the discount rate, due to the short-term nature of the liability. Changes in fair value of the contingent consideration due to time value are recorded in other operating expenses. As of June 30, 2013, the balance of the contingent consideration was fully paid.

The table below presents the Company's assets and liabilities measured at fair value on a recurring basis as of June 30, 2012 and 2013, aggregated by the level in the fair value hierarchy within which those measurements fall.

Financial Assets and Liabilities Measured at Fair Value on a Recurring Basis at June 30, 2012 and 2013 (in millions)

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2012
Assets				
Derivative financial instruments	$—	$ —	$—	$ —
Assets held in deferred compensation plan and supplemental executive retirement plan	$7.4	$ 5.8	$—	$13.2
Liabilities				
Derivative financial instruments	$—	$11.2	$—	$11.2
Contingent consideration — Sefina acquisition	$—	$ —	$4.1	$ 4.1

	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at June 30, 2013
Assets				
Derivative financial instruments	$—	$31.2	$—	$31.2
Assets held in deferred compensation plan and supplemental executive retirement plan	$2.0	$13.0	$—	$15.0
Liabilities				
Derivative financial instruments	$—	$ 0.1	$—	$ 0.1

The following table reconciles the changes in the Level 3 liabilities for the years ended June 30, 2012 and 2013 (in millions):

	Year ended June 30,	
	2012	2013
Beginning balance	$ 17.8	$ 4.1
Changes in fair value of contingent consideration	(0.2)	(1.4)
Payments	(11.9)	(3.3)
Unrealized foreign exchange (gain) loss on contingent consideration	(0.9)	0.5
Foreign currency translation adjustment	(0.7)	0.1
Ending balance	$ 4.1	$ —

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11. Fair Value Measurements (continued)

Assets and Liabilities Measured at Fair Value on a Non-Recurring Basis at June 30, 2013 (in millions)

	Balance at June 30, 2013	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Gains (Losses)
Goodwill for DFS	$22.0	$—	$—	$22.0	$(12.4)(1)
DFS MILES Program	10.9	—	—	10.9	(14.3)(2)
DFS bank contract	—	—	—	—	(6.2)(2)
Other DFS contracts	0.1	—	—	0.1	(3.5)(2)

(1) In accordance with ASC 350-20, goodwill with an initial carrying amount of $34.4 million was written down to its implied fair value of $22.0 million, resulting in an impairment charge of $12.4 million, which is included in earnings for the period. See Note 9 for a description of the valuation techniques and significant unobservable inputs used to determine fair value.

(2) In accordance with ASC 360-10, the MILES program indefinite-lived intangible asset, the DFS bank contract intangible asset and other DFS-related intangible assets were written down to their fair value of $11.0 million, resulting in impairment charges of $24.0 million, which is included in earnings for the period. See Note 9 for a description of the valuation techniques and significant unobservable inputs used to determine fair value.

The table below presents the Company's financial assets and liabilities that are not measured at fair value in the consolidated balance sheets as of June 30, 2013.

Financial Assets and Liabilities Not Measured at Fair Value at June 30, 2012 and 2013 (in millions)

		Estimated Fair Value			
	Carrying Value June 30, 2012	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2012
Financial assets:					
Cash and cash equivalents	$ 224.0	$ 224.0	$ —	$ —	$ 224.0
Consumer loans, net	186.6	—	—	186.6	186.6
Pawn loans, net	153.9	—	—	153.9	153.9
Loans in default	29.6	—	—	29.6	29.6
Total financial assets	$ 594.1	$ 224.0	$ —	$370.1	$ 594.1
Financial liabilities:					
Global revolving credit facility	$ 22.0	$ —	$22.0	$ —	$ 22.0
10.375% Senior notes(1)	600.0	661.5	—	—	661.5
3.25% Senior convertible notes(1)	230.0	247.5	—	—	247.5
2.875% Senior convertible notes(1)	44.8	46.7	—	—	46.7
3.00% Senior convertible notes(1)	120.0	138.0	—	—	138.0
Scandinavian credit facilities	62.6	—	62.6	—	62.6
Other debt	8.3	—	8.3	—	8.3
Total financial liabilities	$1,087.7	$1,093.7	$92.9	$ —	$1,186.6

11. Fair Value Measurements (continued)

	Carrying Value June 30, 2013	Estimated Fair Value: Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	June 30, 2013
Financial assets:					
Cash and cash equivalents	$ 196.2	$ 196.2	$ —	$ —	$ 196.2
Consumer loans, net	190.2	—	—	190.2	190.2
Pawn loans, net	154.4	—	—	154.4	154.4
Loans in default	31.2	—	—	31.2	31.2
Total financial assets	$ 572.0	$ 196.2	$ —	$375.8	$ 572.0
Financial liabilities:					
Global revolving credit facility	$ 50.0	$ —	$ 50.0	$ —	$ 50.0
10.375% Senior notes(1)	600.0	636.0	—	—	636.0
3.25% Senior convertible notes(1)	230.0	225.8	—	—	225.8
2.875% Senior convertible notes	36.2	35.6	—	—	35.6
3.00% Senior convertible notes(1)	120.0	123.6	—	—	123.6
Scandinavian credit facilities	54.9	—	54.9	—	54.9
Other debt	8.1	—	8.1	—	8.1
Total financial liabilities	$1,099.2	$1,021.0	$113.0	$ —	$1,134.0

(1) The carrying values above exclude any discount.

Cash equivalents are defined as short-term, highly liquid investments both readily convertible to known amount of cash and so near maturity that there is insignificant risk of changes in values because of changes in interest rates.

Consumer loans are carried on the consolidated balance sheet net of the allowance for estimated loan losses, which is calculated by applying historical loss rates combined with current collection patterns and current economic trends to the gross consumer loan balance. The unobservable inputs used to calculate the carrying value of consumer loans include historical loss rates and the current collection patterns and current economic trends. Consumer loans generally have terms ranging from 1 to 45 days. The carrying value of consumer loans approximates the fair value.

Pawn loans are short-term in nature and are secured by the customer's personal property ("pledge"). Pawn lawns are secured by the customer's pledged item, which is generally 50% to 80% of the appraised fair value of the pledged item, thus reducing the Company's exposure to losses on defaulted pawn loans. The Company's historical redemption rate on pawn loans is in excess of 80%, which means that for more than 80% of its pawn loans, the customer pays back the dollars borrowed, plus interest and fees, and the Company returns the pledged item to the customer. In the instance where the customer defaults on a pawn loan (fails to redeem), the pledged item is either sold at auction or sold to a third party in the Company's retail stores within several weeks of the customer default. Except in very isolated instances, the amount received at auction or in the Company's store is in excess of the original loan principal plus accrued interest and fees. Generally, excess amounts received over and above the Company's recorded asset are returned to the customer. The unobservable inputs used to calculate the carrying value of loans in default include historical redemption rates and the current redemption patterns and current economic trends, such as gold prices. The carrying value of pawn loans approximates the fair value.

Loans in default consist of short-term consumer loans originated by the Company which are in default status. An allowance for the defaulted loans receivable is established and is included in the loan loss provision in the

11. Fair Value Measurements (continued)

period that the loan is placed in default status. The reserve is reviewed monthly and any change to the loan loss allowance as a result of historical loan performance, current and expected collection patterns and current economic trends is included with the Company's loan loss provision. If the loans remain in a defaulted status for an extended period of time, typically 180 days, an allowance for the entire amount of the loan is recorded and the receivable is ultimately charged off. The unobservable inputs used to calculate the carrying value of loans in default include historical loss rates and the current collection patterns and current economic trends. The carrying value of loans in default approximates the fair value.

The outstanding borrowings under the Company's Global Revolving Credit Facility and Scandinavian Credit Facilities are variable interest debt instruments and their carrying value approximates fair value.

The fair value of the 10.375% Senior notes, the 3.25% Senior convertible notes, the 2.875% Senior Convertible Notes, and the 3.00% Senior convertible notes are based on quoted market prices.

12. Derivative Instruments and Hedging Activities

Risk Management Objective of Using Derivatives

The Company is exposed to risks arising from both its business operations and economic conditions. The Company principally manages its exposures to a wide variety of business and operational risks through management of its core business activities. The Company manages economic risks, including interest rate, liquidity, and credit risk primarily by managing the amount, sources, and duration of its debt funding and by the use of derivative financial instruments. The primary risks managed by using derivative instruments are interest rate risk, foreign currency exchange risk and commodity price risk. Specifically, the Company enters into derivative financial instruments to manage exposures that arise from business activities that result in the receipt or payment of future known and uncertain cash amounts, the value of which is determined by interest rates, foreign exchange rates or commodity prices.

The Company's operations in Canada and Europe expose the Company to fluctuations in foreign exchange rates. The Company's goal is to reduce its exposure to such foreign exchange risks on its foreign currency cash flows and fair value fluctuations on recognized foreign currency denominated assets, liabilities and unrecognized firm commitments to acceptable levels primarily through the use of foreign exchange-related derivative financial instruments. From time to time, the Company enters into derivative financial instruments to protect the value or fix the amount of certain obligations in terms of its functional currency, the U.S. dollar.

The Company maintains gold inventory in quantities expected to be sold in a reasonable period of time in the normal course of business. The Company generally enters into agreements for forward delivery. The prices paid in the forward delivery contracts are generally variable within a capped or collared price range. Forward derivative contracts on gold are entered into to manage the price risk associated with forecasted sales of gold inventory in the Company's pawn shops.

Cash Flow Hedges of Foreign Exchange Risk

Operations in Europe and Canada have exposed the Company to changes in foreign exchange rates. From time to time, the Company's U.K. and Canadian subsidiaries purchase investment securities denominated in a currency other than their functional currency. The subsidiaries from time to time hedge the related foreign exchange risk typically with the use of out of the money put options because they cost less than completely averting risk using at the money put options, and the maximum loss is limited to the purchase price of the contracts.

The effective portion of changes in the fair value of derivatives designated and that qualify as cash flow hedges of foreign exchange risk is recorded in other comprehensive income and subsequently reclassified into earnings in the period that the hedged forecasted transaction affects earnings. The ineffective portion of the change in fair value of the derivative, as well as amounts excluded from the assessment of hedge effectiveness, is recognized directly in earnings. As of June 30, 2012 and 2013, the Company did not have any outstanding foreign currency derivatives that were designated as hedges.

12. Derivative Instruments and Hedging Activities (continued)

Cash Flow Hedges of Multiple Risks

Prior to the Company's refinancing activities in December 2009, the Company's foreign subsidiaries in the United Kingdom and Canada had variable-rate term loan borrowings denominated in currencies other than the foreign subsidiaries' functional currencies. To hedge these risks, the Company had entered into cross-currency interest rate swaps. These derivatives were originally designated as cash flow hedges of both interest rate and foreign exchange risks. As a result of prepaying all of the outstanding term loans in both the United Kingdom and Canada, the Company discontinued hedge accounting prospectively on its outstanding cross currency swaps. The Company continued to report a net loss related to the discontinued cash flow hedges in accumulated other comprehensive loss included in stockholders' equity, and was subsequently reclassifying this amount into earnings as an adjustment to interest expense over the remaining original term of the derivative (October 2012). At June 30, 2013, the balance in accumulated other comprehensive income was fully amortized.

On April 27, 2012, the Company terminated all of its remaining legacy cross-currency interest rate swap agreements originally put in place to hedge the currency and interest rate fluctuations of its previously retired term bank loans. The cash payment to terminate the swaps was $55.7 million. Also on April 27, 2012, the Company entered into new swap agreements to hedge the U.S. Dollar exposure associated with its $600.0 million tranche of senior unsecured notes issued by its Canadian subsidiary. The new swaps eliminate the non-cash mark-to-market volatility that had historically been impacting the income statement as a result of the cross-currency swap instruments that were no longer eligible for cash flow hedge accounting and therefore had their changes in fair value recorded directly in earnings, and lock in the Canadian Dollar and U.S. Dollar exchange value of the notes at maturity. The swaps mature on December 15, 2016. In addition, on April 20, 2012, the Company entered into swap agreements to hedge currency exchange risk related to intercompany transactions stemming from the convertible notes issued in April 2012. The swaps mature on April 12, 2017.

These cross-currency swaps are designated as cash flow hedges of interest payments and principal repayments on its foreign denominated debt due to changes in foreign exchange rates. Because these derivatives are designated as cash flow hedges, the Company records the effective portion of the after-tax gain or loss in other comprehensive income, which is subsequently reclassified to earnings in interest expense as an offset to the accrual of interest expense and in unrealized foreign exchange loss (gain) as an offset to the remeasurement of the foreign loan balances. For the year ended June 30, 2013, there was no ineffectiveness on these cash flow hedges.

As of June 30, 2013, the Company had the following outstanding derivatives:

Foreign Currency Derivatives	Number of Instruments	Pay Notional	Receive Notional	Average Pay Fixed Strike Rate	Average Receive Fixed Strike Rate
GBP-USD Cross Currency Swaps . . .	2	GBP 125,415,438	USD 200,000,000	10.057%	9.00%
USD-CAD Cross Currency Swaps . .	4	CAD 592,231,250	USD 600,000,000	12.445%	10.375%

Non-designated Hedges of Commodity Risk

In the normal course of business, the Company maintains inventories of gold at its pawn and retail shops. From time to time, the Company enters into derivative financial instruments to manage the price risk associated with forecasted gold inventory levels. Derivatives not designated as hedges are not speculative and are used to manage the Company's exposure to commodity price risk but do not meet the strict hedge accounting requirements of the Derivatives and Hedging Topic of the FASB Codification. Changes in the fair value of derivatives not designated in hedging relationships are recorded directly in earnings.

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

As of June 30, 2013, the Company's subsidiary in the United Kingdom had the following outstanding derivatives:

Commodity Options	Number of Instruments	Notional (ounces of gold bullion)	Floor Price	Cap Price
Gold Collars (XAU/GBP)	4	4,750	£650-£850	£855-£1,137

The tables below present the fair values of the Company's derivative financial instruments on the consolidated balance sheets as of June 30, 2012 and 2013 (in millions).

Tabular Disclosure of Fair Values of Derivative Instruments

	Asset Derivatives As of June 30, 2012		Liability Derivatives As of June 30, 2012	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Cross Currency Swaps	Derivatives	$—	Derivatives	$11.2
Derivatives not designated as hedging instruments:				
Commodity Options	Derivatives	$—	Derivatives	$ —

	Asset Derivatives As of June 30, 2013		Liability Derivatives As of June 30, 2013	
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:				
Cross Currency Swaps	Derivatives	$31.2	Derivatives	$—
Derivatives not designated as hedging instruments:				
Commodity Options	Derivatives	$ 0.1	Derivatives	$—

The tables below present the effects of the Company's derivative financial instruments designated as cash flow hedges on the consolidated statements of operations for the years ended June 30, 2012 and 2013 (in millions):

Tabular Disclosure of the Effect of Derivative Instruments on the Consolidated Statement of Operations for the Years Ended June 30, 2012 and 2013

Derivatives in Cash Flow Hedging Relationships	Amount of Gain or (Loss) Recognized in OCI on Derivative (Effective Portion), net of tax	Location of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)	Amount of Gain or (Loss) Reclassified from Accumulated OCI into Income (Effective Portion)
Year Ended June 30, 2012:			
Cross Currency Swaps	$(26.6)	Interest Expense	$ (2.1)
		Unrealized foreign exchange gain (loss)	22.6
Total	$(26.6)		$ 20.5
Year Ended June 30, 2013:			
Cross Currency Swaps	$ 28.0	Interest Expense	$(12.9)
		Unrealized foreign exchange gain (loss)	25.4
Total	$ 28.0		$ 12.5

12. Derivative Instruments and Hedging Activities (continued)

Non-designated Hedges of Commodity Risk (continued)

As of June 30, 2013, the Company anticipates reclassifying approximately $8.1 million of losses from accumulated other comprehensive income to earnings during the next twelve months.

Credit-risk-related Contingent Features

The Company has agreements with each of its derivative counterparties that contain a provision where if the Company defaults on any of its indebtedness, including default where repayment of the indebtedness has not been accelerated by the lender, then the Company could also be declared in default on its derivative obligations.

The Company's agreements with certain of its derivative counterparties also contain provisions requiring it to maintain certain minimum financial covenant ratios related to its indebtedness. Failure to comply with the covenant provisions would result in the Company being in default on any derivative instrument obligations covered by the agreement.

As of June 30, 2013, the termination value of derivatives is a net asset position of $32.2 million. This amount includes accrued interest but excludes any adjustment for non-performance risk.

The table below presents the effect of the Company's derivative financial instruments not designated as hedges on the consolidated statements of operations for the years ended June 30, 2012 and 2013 (in millions).

Derivatives Not Designated as Hedging Instruments	Location of Gain or (Loss) Recognized in Income on Derivative	Amount of Gain or (Loss) Recognized in Income on Derivative	
		2012	2013
Commodity Options	Purchased gold costs	$(0.5)	$ 0.2
Cross Currency Swaps	Interest expense	(6.5)(1)	(2.2)(1)
	Income tax provision	1.7(1)	0.6(1)
	Gain on derivatives not designated as hedges	2.9	—
Total		$(2.4)	$(1.4)

(1) Amounts reclassified out of accumulated other comprehensive income

13. Income Taxes

A provision has not been made for the U.S. income tax liability associated with the undistributed earnings of non-U.S. subsidiaries. The Company's intention is to reinvest these earnings indefinitely. As of June 30, 2012, there were $113.1 million in undistributed foreign earnings. As of June 30, 2013, there were $209.9 million in undistributed foreign earnings. While management presently does not intend to do so, upon repatriation of these earnings, the Company could be subject to both U.S. income taxes (subject to possible adjustment for foreign tax credits) and withholding taxes payable to various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability and foreign withholding tax on these unremitted earnings is not practicable at this time because such liability is dependent upon circumstances existing if and when remittance occurs.

13. Income Taxes (continued)

The Company's U.S. and foreign income before income taxes for the years ended June 30, 2011, 2012 and 2013 are set forth below (in millions):

	June 30,		
	2011	2012	2013
United States	$ (10.7)	$ (34.8)	$(43.6)
Foreign	113.1	130.5	71.8
Total	$102.4	$ 95.7	$ 28.2

The details of the Company's income tax provision for the years ended June 30, 2011, 2012 and 2013 are set forth below (in millions):

		June 30,		
		2011	2012	2013
Current:	U.S. Federal	$ —	$ (0.3)	$ —
	Foreign	20.5	34.9	27.9
	State	0.1	0.5	0.6
	Total	$20.6	$35.1	$28.5
Deferred:	U.S. Federal and State	$ 7.3	$ 5.7	$ 4.3
	Foreign	10.8	3.0	(3.7)
	Total	$18.1	$ 8.7	$ 0.6
Total income tax provision		$38.7	$43.8	$29.1

Below is the reconciliation of income tax expense from the U.S. federal statutory rate to the Company's effective tax rate for the years ended June 30, 2011, 2012 and 2013 (in millions):

	June 30,		
	2011	2012	2013
Tax provision at federal statutory rate	$35.8	$ 33.5	$ 9.9
Add(deduct)			
State tax provision	0.1	—	0.6
Convertible debt discount	2.9	3.2	3.1
Effect of foreign operations	(9.8)	(12.6)	(7.7)
Change in uncertain tax position related to transfer pricing	2.8	2.0	5.3
Other permanent differences	8.5	7.0	2.9
UK goodwill amortization	0.3	0.4	(0.1)
Valuation allowance	(1.9)	10.3	15.1
Tax provision at effective tax rate	$38.7	$ 43.8	$29.1

The Company provided a valuation allowance against all of its U.S. deferred tax assets at June 30, 2012 and 2013 which amounted to $84.7 million and $112.2 million, respectively. Because realization is not assured, the Company has not recorded the benefit of the deferred tax assets. The federal net operating loss carry forward available to offset future taxable income at June 30, 2013 was $73.0 million compared to $65.4 million at June 30, 2012. This increase was the result of additional net operating loss for the year ended June 30, 2013. The federal net operating loss carry forwards will begin to expire in 2025, if not utilized. Included in the federal net operating loss carryforwards is $2.7 million of potential tax benefits that, if realized, would be an increase to

13. Income Taxes (continued)

additional paid-in capital. The state net operating loss carryforwards available to offset future state taxable incomes at June 30, 2013 were $605 million compared to $579 million at June 30, 2012, comprised mostly of New York State, Pennsylvania, and California. The Company has foreign tax credit carryforwards of approximately $60.6 million, which will begin to expire in 2017 if not utilized. Included in the foreign tax credit carryforwards is $3.9 million of potential tax benefits that, if realized, would be an increase to additional paid-in capital. Additionally, in fiscal 2007 the Company recorded a valuation allowance of $1.1 million against a Canadian foreign currency loss. This valuation allowance was utilized in connection with the repayment of the 2006 term debt, in December 2009, but was replaced by a $1.0 million valuation allowance related to the Canadian cross-currency interest rate swap. This has been reduced by $0.5 million related to a June 30, 2010 adjustment, and then reduced to zero at June 30, 2012 due to the identification of future capital gains against which to offset the remaining loss.

The details of the Company's deferred tax assets and liabilities as of June 30, 2011, 2012 and 2013 are set forth below (in millions):

	June 30,		
	2011	2012	2013
Deferred tax assets			
Allowance for loan losses	$ 1.9	$ 2.7	$ 4.5
Depreciation and amortization	6.7	25.1	37.2
Accrued compensation	5.7	6.5	9.0
Other accrued expenses	14.5	16.8	17.2
Net operating loss carryforwards	25.5	20.3	23.1
Foreign tax credit carryforwards	53.3	56.7	56.7
Foreign capital loss carryforwards	0.6	—	—
Foreign currency swaps	9.0	0.2	0.2
Other	3.8	3.7	3.0
Total deferred tax assets	121.0	132.0	150.9
Valuation Allowance	(88.3)	(84.7)	(114.0)
Net deferred tax asset	$ 32.7	$ 47.3	$ 36.9
Deferred tax liabilities			
Amortization and other temporary differences	$ (56.2)	$ (62.3)	$ (62.5)
Convertible debt discount	(11.4)	(25.3)	(19.3)
Total deferred tax liability	(67.6)	(87.6)	(81.8)
Net deferred tax liability	$ (34.9)	$ (40.3)	$ (44.9)

The Company believes that its ability to utilize pre-2007 net operating losses in a given year will be limited to $9.0 million under Section 382 of the Internal Revenue Code, which the Company refers to as the Code, because of changes of ownership resulting from the June 2006 follow-on equity offering. In addition, any future debt or equity transactions may reduce the Company's net operating losses or further limit its ability to utilize the net operating losses under the Code. The Company's follow-on equity offering in April 2011 did not impact this limitation. The federal net operating loss carryforward as of June 30, 2013 is $73.0 million. The deferred tax asset related to excess foreign tax credits is also fully offset by a valuation allowance of $56.7 million.

At June 30, 2012 and 2013, the Company had $16.1 million and $20.7 million, respectively, of unrecognized tax benefits, primarily related to transfer pricing matters, which if recognized, would reduce the effective tax rate.

13. Income Taxes (continued)

The tax years ending June 30, 2005 through 2013 remain open to examination by the taxing authorities in the United States, tax years ending June 30, 2009 through 2013 for the United Kingdom, tax years ending June 30, 2007 through 2013 for Canada, and tax years 2007 through 2013 for Sweden and Finland. The Canadian tax authorities have assessed tax for fiscal years ending June 30, 2006 through 2009, which we are contesting and for which a notice of objection has been filed. During the quarter ended December 31, 2011, the Canadian tax authorities proposed adjustments related to intercompany transfer pricing for the Canadian affiliate for the years ended June 30, 2006 through 2009. We have not agreed with these proposed transfer pricing adjustments and are contesting them through the administrative process. The Canadian affiliate is also under audit for transfer pricing for the years ended June 30, 2010 and June 30, 2011.

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of June 30, 2013, the Company had approximately $2.6 million of accrued interest related to uncertain tax positions which represents a $0.6 million increase from the prior year. The provision for unrecognized tax benefits, including accrued interest, is included in income taxes payable.

A reconciliation of the liability for uncertain tax positions for the years ended June 30, 2011, 2012 and 2013 follows (in millions):

	June 30,		
	2011	2012	2013
Beginning balance	$10.3	$14.2	$16.1
Currency translation	0.8	(0.7)	(0.4)
Increases — current year positions	2.3	1.9	1.8
Increases — prior year positions	1.1	1.2	3.3
Decreases — prior year positions	(0.3)	(0.5)	—
Statute expired	—	—	(0.1)
Ending balance	$14.2	$16.1	$20.7

14. Restructuring Activities

During the years ended June 30, 2011 and 2012, the Company recorded $0.9 million of store closing expense in each year related to closures of underperforming and overlapping stores primarily in the United States and Canada. All store closing expenses were paid as of June 30, 2012.

During the year ended June 30, 2013, the Company initiated a restructuring plan to better align its global retail and Internet platforms. The restructuring plan included workforce reductions as well as the closure of retail store locations and asset write-offs. For the year ended June 30, 2013, the Company incurred $7.1 million of costs associated with the restructuring plan, all of which are included in Other income (expense) on the consolidated statement of operations. The plan was substantially completed as of June 30, 2013.

Restructuring charges for the year ended June 30, 2013 were as follows (in millions):

	Europe Retail	Canada Retail	United States Retail	eCommerce	Other	Total
Workforce reductions	$0.8	$0.3	$ —	$0.1	$3.1	$4.3
Store closures/exit costs	—	0.4	0.2	—	—	0.6
Asset impairments	—	0.2	0.1	1.9	—	2.2
Total	$0.8	$0.9	$0.3	$2.0	$3.1	$7.1

Of the $7.1 million incurred for restructuring during the year ended June 30, 2013, $0.9 million has been paid and $2.2 million of property and equipment has been written off, leaving an accrual of $4.0 million as of June 30, 2013. The Company expects the majority of this amount will be paid within one year.

15. Commitments

The Company has various noncancelable operating leases for office and retail space and certain equipment with terms primarily ranging from one to five years, most of which contain standard optional renewal clauses. Total rent expense under operating leases amounted to $48.0 million, $59.1 million and $66.0 million for the years ended June 30, 2011, 2012 and 2013, respectively.

At June 30, 2013, future minimum lease payments for operating leases are as follows (in millions):

Year	Amount
2014	$ 60.6
2015	53.7
2016	44.7
2017	36.4
2018	27.0
Thereafter	61.1
Total	$283.5

16. Contingent Liabilities

Contingent Liabilities

The Company is subject to various asserted and unasserted claims during the course of business. Due to the uncertainty surrounding the litigation process, except for those matters for which an accrual is described below, the Company is unable to reasonably estimate the range of loss, if any, in connection with the asserted and unasserted legal actions against it. Although the outcome of many of these matters is currently not determinable, the Company believes that it has meritorious defenses and that the ultimate cost to resolve these matters will not have a material impact on the Company's consolidated financial position, results of operations or cash flows. In addition to the legal proceedings discussed below, the Company is involved in routine litigation and administrative proceedings arising in the ordinary course of business.

The Company assesses the materiality of litigation by reviewing a range of qualitative and quantitative factors. These factors include the size of the potential claims, the merits of the Company's defenses and the likelihood of plaintiffs' success on the merits, the regulatory environment that could impact such claims and the potential impact of the litigation on our business. The Company evaluates the likelihood of an unfavorable outcome of the legal or regulatory proceedings to which it is a party in accordance with the "Contingencies" Topic of the FASB Codification. An accrual for a loss contingency is recorded if it is probable that a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. When the liability with respect to a matter is reasonably possible, the Company estimates the possible loss or range of loss or determines why such an estimate cannot be made. This assessment is subjective based on the status of the legal proceedings and is based on consultation with in-house and external legal counsel. The actual outcomes of these proceedings may differ from the Company's assessments.

Purported Canadian Class Actions

In 2003 and 2006, purported class actions were brought against NMM and Dollar Financial Group, Inc. in the Court of Queen's Bench of Alberta, Canada on behalf of a class of consumers who obtained short-term loans from NMM in Alberta, alleging, among other things, that the charge to borrowers in connection with such loans was usurious under Canadian federal law (the "Alberta Litigation"). The actions seek restitution and damages, including punitive damages. In April 2010, the plaintiffs in both actions indicated that they would proceed with their claims. Demands for arbitration were served on the plaintiff in each of the actions, and NMM has filed

16. Contingent Liabilities (continued)

Purported Canadian Class Actions (continued)

motions to enforce the arbitration clause and to stay the actions. NMM's motions to compel arbitration and to stay the actions were dismissed. Money Mart appealed those decisions and in July 2013, the Court of Appeal dismissed NMM's appeal. NMM is evaluating an appeal to the Supreme Court of Canada. To date, neither case has been certified as a class action. The Company is defending these actions vigorously.

In 2004, an action was filed against NMM in Manitoba on behalf of a purported class of consumers who obtained short-term loans from NMM. In early February 2012, a separate action was filed against NMM and Dollar Financial Group, Inc. in Manitoba on behalf of a purported class of consumers which substantially overlaps with the purported class in the 2004 action. In April 2013, NMM filed a motion to enforce the arbitration/mediation terms in the second action. In July 2013, the Court denied the motion to compel arbitration. The Company is evaluating an appeal to the appellate court. The allegations in each of these actions are substantially similar to those in the Alberta Litigation and, to date, neither action has been certified as a class action. The Company intends to defend these actions vigorously.

As of June 30, 2013, an aggregate of approximately CAD 31.7 million is included in the Company's accrued liabilities relating to the purported Canadian class action proceedings pending in Alberta and Manitoba and for the settled class actions in Ontario, British Columbia, New Brunswick, Nova Scotia and Newfoundland that were settled by the Company in 2010. The settlements in those class action proceedings consisted of a cash component and vouchers to the class members for future services. The component of the accrual that relates to vouchers is approximately CAD 21.5 million, the majority of which is expected to be non-cash. Although we believe that we have meritorious defenses to the claims in the purported class proceedings in Alberta and Manitoba described above and intend vigorously to defend against such remaining pending claims, the ultimate cost of resolution of such claims may exceed the amount accrued at June 30, 2013 and additional accruals may be required in the future.

Other Canadian Litigation

In 2006, two former employees commenced companion actions against NMM and Dollar Financial Group, Inc. The actions, which are pending in the Superior Court of Ontario, allege negligence on the part of the defendants in security training procedures and breach of fiduciary duty to employees in violation of applicable statutes. The companion lawsuits seek combined damages of CAD 5.0 million plus interest and costs. NMM and Dollar Financial Group, Inc. filed a motion for summary judgment that is scheduled for January 2014. The Company continues to defend these actions vigorously and believes it has meritorious defenses.

In 2010, The Cash Store Financial Services, Inc. and its subsidiaries, The Cash Store Inc. and Instaloans Inc. ("Cash Store"), filed a complaint and motion for injunctive relief in Ontario Superior Court against NMM alleging trademark violations and false and misleading advertising, along with claims for CAD 60 million in damages, regarding NMM's print, television and internet advertising featuring Cash Store's higher payday loan costs compared to those of NMM. NMM filed its opposition to Cash Store's motion based, in part, on data gathered from Cash Store loan transactions that supported NMM's advertising statements. Prior to the hearing on the motion, the Cash Store abandoned its position to enjoin NMM's advertising, and the Court granted NMM's request for reimbursement from the Cash Store of NMM's attorneys' fees incurred to defeat Cash Store's injunction motion. NMM filed a Statement of Defense to the action in May 2011, and no further action in the case has been taken by Cash Store. In December 2012, in response to the plaintiff's failure to honor NMM's request to meet and confer, NMM filed a motion with the Court asking that it impose a discovery plan on the parties to move the case along. In April 2013, the Court, rather than granting NMM's motion, instructed the parties to meet and confer on a discovery plan. NMM intends to vigorously defend this matter and its advertising. At this time, it is too early to determine the likelihood of an unfavorable outcome or the ultimate liability, if any, resulting from this case.

16. Contingent Liabilities (continued)

Administrative Action by Consumer Financial Protection Agency

In 2012, the Consumer Financial Protection Bureau ("CFPB"), as part of its short-term lending supervision program, commenced an onsite review of the Company's U.S. lending operations. CFPB announced that it planned to gather information from short-term lenders to evaluate their policies and procedures, assess whether lenders are in compliance with consumer financial laws, and identify risks to consumers throughout the lending process. The CFPB completed its exam in fiscal year 2013. In July 2013, personnel for the Company's US lending operations met with the CFPB to discuss a process for meeting certain compliance and reporting standards as cited in the CFPB's examination report.

The CFPB performed an examination of DFS during the fiscal year ended June 30, 2013. As a result of this examination, DFS was informed by the CFPB that it intended to initiate an administrative proceeding against DFS relating to its marketing of certain vehicle service and insurance products and to the requirement that MILES program loans be repaid via a military allotment. DFS cooperated in the CFPB examination, and sought to negotiate a consent order (without admitting or denying any violations) resolving the matter. It was expected that any consent order would provide for additional MILES program disclosures and other changes and would include a restitution fund for certain MILES program customers. In June, DFS agreed to provide, and the CFPB agreed to accept, a $3.3 million "redress" fund for affected DFS customers. DFS signed its Consent Order and Stipulation with the CFPB on June 25, 2013. In July, DFS met with the CFPB to discuss the process for meeting certain compliance management system requirements as agreed to in its Consent Order.

17. Segment Information

Through the third quarter of the fiscal year ended June 30, 2013, the Company had been organized based on geographic location and the types of products and services offered. Under this structure, the Company had three reportable segments: Europe, Canada and the United States. The Company's Chief Operating Decision Maker (CODM) evaluated performance and allocated resources based upon review of the segment information.

During the fourth quarter of the year ended June 30, 2013, the Company implemented changes in its operating segments resulting from changes in the processes employed for allocating resources across the Company and reviewing operating results to assess performance by its CODM. These changes, which resulted in part from the reorganization of the Company's business operations that were initiated during the third quarter of fiscal 2013, were fully implemented in the fourth quarter of fiscal year 2013 to align the Company's operating and reportable segments with how the Company manages the business and view the markets the Company serves.

The Company reports its financial performance based on the following four reportable segments: Europe Retail, Canada Retail, United States Retail and eCommerce. The Europe Retail reportable segment includes the Company's UK Retail and Europe Retail operating segments. These operating segments generally offer the same services distributed in similar fashions, have the same types of customers, have similar long-term economic characteristics and are subject to similar regulatory requirements, allowing these operations to be aggregated into one reportable segment. As required by ASC Topic 280, all segment information for the fiscal years ended June 30, 2011 and 2012 have been recast to conform to the current segment composition.

17. Segment Information (continued)

The amounts reported as "Other", includes Dealers' Financial Services as well as all corporate headquarters expenses that support the expansion of the global business that have not been charged out to the reportable segments.

	(in millions)					
	Europe Retail	Canada Retail	United States Retail	eCommerce	Other	Total
2011						
Total assets	$534.5	$464.5	$261.1	$258.7	$142.7	$1,661.5
Goodwill and other intangibles, net	175.1	235.1	206.0	208.9	106.9	932.0
Capital expenditures	23.2	8.1	0.4	3.3	6.4	41.4
Sales to unaffiliated customers:						
Consumer lending	110.9	169.9	61.6	86.8	—	429.2
Check cashing	29.6	73.4	41.1	—	—	144.1
Pawn service fees and sales	48.0	—	—	—	—	48.0
Money transfer fees	8.1	19.2	4.8	—	—	32.1
Gold sales	29.3	14.7	2.5	—	—	46.5
Other	21.5	32.6	12.2	0.5	21.7	88.5
Total sales to unaffiliated customers	247.4	309.8	122.2	87.3	21.7	788.4
Operating margin	83.4	153.9	32.3	25.9	11.7	307.2
Provision for loan losses	15.5	19.6	7.3	31.2	—	73.6
Depreciation and amortization	9.0	7.7	2.6	3.7	8.4	31.4
Interest expense, net	7.6	65.2	—	0.6	17.4	90.8
Unrealized foreign exchange loss (gain)	2.0	(51.7)	—	—	2.7	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	—	39.3
(Proceeds from) provision for litigation settlements	—	(3.9)	—	—	0.2	(3.7)
Loss (gain) on store closings	—	0.6	0.4	—	(0.1)	0.9
Other expense (income), net	7.0	(2.3)	(0.9)	—	2.0	5.8
Income (loss) before income taxes	30.4	60.0	10.8	22.7	(21.5)	102.4
Income tax provision	11.7	13.4	7.2	6.2	0.2	38.7

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

17. Segment Information (continued)

(in millions)	Europe Retail	Canada Retail	United States Retail	eCommerce	Other	Total
2012						
Total assets	$598.4	$429.1	$266.1	$324.8	$131.2	$1,749.6
Goodwill and other intangibles, net	176.6	230.7	206.0	216.1	73.4	902.8
Capital expenditures	32.0	10.0	1.9	6.2	6.6	56.7
Sales to unaffiliated customers:						
Consumer lending	144.9	176.6	64.7	259.7	—	645.9
Check cashing	27.4	74.3	37.0	—	—	138.7
Pawn service fees and sales	80.8	0.1	—	—	—	80.9
Money transfer fees	10.9	22.3	5.2	—	—	38.4
Gold sales	52.0	13.8	5.1	—	—	70.9
Other	27.8	34.2	12.7	0.1	12.1	86.9
Total sales to unaffiliated customers	343.8	321.3	124.7	259.8	12.1	1,061.7
Operating margin	102.3	163.4	33.1	84.4	4.1	387.3
Provision for loan losses	27.5	16.6	8.6	78.8	—	131.5
Depreciation and amortization	12.1	9.2	2.4	15.6	9.1	48.4
Interest expense, net	24.3	68.6	—	0.3	9.6	102.8
Goodwill and other intangible assets impairment charge	—	—	—	—	27.7	27.7
Unrealized foreign exchange (gain) loss	(0.5)	12.0	—	—	—	11.5
Gain on derivatives not designated as hedges	—	(2.9)	—	—	—	(2.9)
Provision for litigation settlements	0.1	0.1	3.9	—	—	4.1
Loss on store closings	0.1	0.4	0.3	—	0.1	0.9
Other expense (income), net	1.5	(1.7)	0.1	—	1.4	1.3
Income (loss) before income taxes	23.0	36.4	12.7	71.0	(47.5)	95.6
Income tax provision	7.3	13.5	5.9	17.0	0.1	43.8

17. Segment Information (continued)

(in millions)	Europe Retail	Canada Retail	United States Retail	eCommerce	Other	Total
2013						
Total assets	$615.9	$418.9	$268.4	$330.5	$ 88.0	$1,721.7
Goodwill and other intangibles, net	195.8	231.7	206.0	199.7	33.2	866.4
Capital expenditures	25.5	7.5	0.8	3.0	6.3	43.1
Sales to unaffiliated customers:						
Consumer lending	171.2	190.7	68.0	298.4	—	728.3
Check cashing	23.4	70.5	34.1	—	—	128.0
Pawn service fees and sales	81.6	0.3	—	—	—	81.9
Money transfer fees	10.9	21.3	4.5	—	—	36.7
Gold sales	50.8	9.5	3.0	—	—	63.3
Other	33.2	30.6	12.9	0.3	7.1	84.1
Total sales to unaffiliated customers	371.1	322.9	122.5	298.7	7.1	1,122.3
Operating margin	89.8	159.5	30.3	55.7	(1.3)	334.0
Provision for loan losses	41.9	20.1	10.8	108.3	—	181.1
Depreciation and amortization	16.2	9.1	2.0	16.2	7.6	51.1
Interest expense, net	41.3	69.9	—	(2.3)	11.0	119.9
Goodwill and other intangible assets impairment charge	—	—	—	—	36.4	36.4
Unrealized foreign exchange (gain) loss	(1.6)	0.5	—	—	(0.1)	(1.2)
Provision for litigation settlements	—	0.1	2.7	—	—	2.8
Loss on store closings	0.5	0.3	0.3	—	—	1.1
Other expense (income), net	2.0	(0.8)	0.1	2.4	9.0	12.7
Income (loss) before income taxes	(2.2)	43.3	10.3	30.7	(53.9)	28.2
Income tax provision	2.9	13.9	4.8	7.4	0.1	29.1

	Fiscal year ended June 30, (in millions)		
	2011	2012	2013
Revenue			
United Kingdom	$307.1	$ 509.1	$ 559.7
Canada	310.6	326.3	333.1
United States	143.9	136.8	129.7
Other Europe	26.8	89.5	99.8
Total	$788.4	$1,061.7	$1,122.3
Property and equipment, net			
United Kingdom	$ 46.2	$ 64.8	$ 65.8
Canada	30.8	30.8	29.0
United States	17.0	19.5	19.9
Other Europe	4.2	5.5	8.1
Total	$ 98.2	$ 120.6	$ 122.8

18. Subsidiary Guarantor Financial Information

National Money Mart Company's payment obligations under its 10.375% Senior Notes due 2016 are jointly and severally guaranteed (such guarantees, the "Guarantees") on a full and unconditional basis by DFC and certain of its direct and indirect wholly owned U.S. and Canadian subsidiaries (the "Guarantors").

The Guarantees of the 2016 Notes are:

- senior unsecured obligations of the applicable Guarantor;
- rank equal in right or payment with existing and future unsubordinated indebtedness of the applicable Guarantor;
- rank senior in right of payment to all existing and future subordinated indebtedness of the applicable Guarantor; and
- effectively junior to any indebtedness of such Guarantor, including indebtedness under the Company's Global Revolving Credit Facility, which is secured by assets of such Guarantor to the extent of the value of the assets securing such Indebtedness.

Separate financial statements of each subsidiary Guarantor have not been presented because they are not required by applicable law and management has determined that they would not be material to investors. The accompanying tables set forth the condensed consolidating balance sheets at June 30, 2012 and 2013 and the condensed consolidating statements of operations and cash flows for the years ended June 30, 2011, 2012 and 2013 of DFC Global Corp., National Money Mart Company, the combined Guarantors, the combined Non-Guarantors and the consolidated Company.

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations and Comprehensive Income (Loss)
Year ended June 30, 2011
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$170.7	$ 61.6	$196.9	$ —	$429.2
Check cashing	—	73.4	41.1	29.6	—	144.1
Other	—	66.5	41.2	107.4	—	215.1
Total revenues	—	310.6	143.9	333.9	—	788.4
Operating expenses:						
Salaries and benefits	—	63.1	50.3	66.5	—	179.9
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Occupancy	—	18.3	13.1	19.6	—	51.0
Purchased gold costs	—	8.8	1.5	20.7	—	31.0
Depreciation	—	6.0	2.8	8.0	—	16.8
Other	—	40.7	24.7	63.5	—	128.9
Total operating expenses	—	156.8	99.7	224.7	—	481.2
Operating margin	—	153.8	44.2	109.2	—	307.2
Corporate and other expenses:						
Corporate expenses	—	23.3	61.6	19.2	—	104.1
Intercompany charges	—	21.9	(36.9)	15.0	—	—
Other depreciation and amortization	—	1.7	8.2	4.7	—	14.6
Interest expense, net	13.7	65.1	3.8	8.2	—	90.8
Unrealized foreign exchange (gain) loss	—	(51.7)	2.7	2.0	—	(47.0)
Loss on derivatives not designated as hedges	—	39.3	—	—	—	39.3
(Proceeds from) provision for litigation settlements	—	(3.9)	0.2	—	—	(3.7)
Loss on store closings	—	0.5	0.3	0.1	—	0.9
Other expense (income), net	—	0.2	(1.3)	6.9	—	5.8
(Loss) income before income taxes	(13.7)	57.4	5.6	53.1	—	102.4
Income tax provision	—	13.4	7.4	17.9	—	38.7
Net (loss) income	(13.7)	44.0	(1.8)	35.2	—	63.7
Less: Net loss attributable to non-controlling interests	—	—	—	(0.5)	—	(0.5)
Equity in net (loss) income of subsidiaries:						
National Money Mart Company	44.0	—	—	—	(44.0)	—
Guarantors	(1.8)	—	—	—	1.8	—
Non-guarantors	35.7	—	—	—	(35.7)	—
Net income (loss) attributable to DFC Global Corp.	$ 64.2	$ 44.0	$ (1.8)	$ 35.7	$(77.9)	$ 64.2
Other comprehensive (loss) income	—	(12.4)	(2.0)	19.2	—	4.8
Total comprehensive income (loss)	$ 64.2	$ 31.6	$ (3.8)	$ 54.9	$(77.9)	$ 69.0

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2011
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 64.2	44.0	(1.8)	35.2	(77.9)	$ 63.7
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Undistributed income of subsidiaries	(77.9)	—	—	—	77.9	—
Depreciation and amortization	0.4	10.5	11.9	12.7	—	35.5
Change in fair value of derivatives not designated as hedges	—	20.7	—	—	—	20.7
Provision for loan losses	—	19.9	7.3	46.4	—	73.6
Non-cash stock compensation	4.6	—	—	—	—	4.6
Losses (gains) on disposal of fixed assets	—	0.3	(0.2)	—	—	0.1
Unrealized foreign exchange (gain) loss	—	(52.0)	—	4.6	—	(47.4)
Deferred tax provision	—	9.3	7.4	0.1	—	16.8
Accretion of debt discount and deferred issuance costs	8.4	6.9	—	—	—	15.3
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loan fees and service charges receivables	—	—	—	(5.6)	—	(5.6)
Increase in finance and service charges receivable	—	(3.2)	(1.7)	(12.4)	—	(17.3)
(Increase) decrease in other receivables	—	(1.4)	0.1	(4.8)	—	(6.1)
Decrease (increase) in prepaid expenses and other	—	0.1	(2.8)	(3.8)	—	(6.5)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	1.0	(30.8)	3.2	(9.1)	—	(35.7)
Intercompany advances	—	(0.3)	(12.4)	12.7	—	—
Net cash provided by operating activities	0.7	24.0	11.0	76.0	—	111.7
Cash flows from investing activities:						
Net increase in consumer loans	—	(16.4)	(7.3)	(54.0)	—	(77.7)
Originations of pawn loans	—	—	—	(115.8)	—	(115.8)
Repayment of pawn loans	—	—	—	98.7	—	98.7
Acquisitions, net of cash acquired	—	(36.3)	1.4	(244.4)	—	(279.3)
Additions to property and equipment	—	(8.1)	(6.8)	(26.5)	—	(41.4)
Intercompany advances	(139.7)	(125.4)	(130.9)	—	396.0	—
Net cash used in investing activities	(139.7)	(186.2)	(143.6)	(342.0)	396.0	(415.5)
Cash flows from financing activities:						
Proceeds from the exercise of stock options	3.2	—	—	—	—	3.2
Proceeds from offering of common stock, net	130.2	—	—	—	—	130.2
Net increase in revolving credit facilities	—	—	6.5	59.5	—	66.0
Payment of contingent consideration and acquisition installment payments	—	—	—	(9.9)	—	(9.9)
Payment of debt issuance and other costs	0.2	(2.8)	—	(2.4)	—	(5.0)
Intercompany advances	—	25.5	131.0	239.5	(396.0)	—
Net cash provided by financing activities	133.6	22.7	137.5	286.7	(396.0)	184.5
Effect of exchange rate changes on cash and cash equivalents	—	16.1	—	0.9	—	17.0
Net (decrease) increase in cash and cash equivalents	(5.4)	(123.4)	4.9	21.6	—	(102.3)
Cash and cash equivalents balance-beginning of year	5.4	218.6	18.3	49.0	—	291.3
Cash and cash equivalents balance-end of year	$ —	$ 95.2	$ 23.2	$ 70.6	$ —	$ 189.0

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2012
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS						
Current Assets:						
Cash and cash equivalents	$ 0.3	$ 96.2	$ 35.2	$ 92.3	$ —	$ 224.0
Consumer loans, net	—	37.9	22.9	125.8	—	186.6
Pawn loans, net	—	0.3	—	153.6	—	153.9
Loans in default, net	—	3.9	0.4	25.3	—	29.6
Other receivables	0.3	7.9	4.5	21.3	—	34.0
Prepaid expenses and other current assets	—	5.6	8.3	36.1	—	50.0
Total current assets	0.6	151.8	71.3	454.4	—	678.1
Deferred tax asset	—	4.1	—	0.8	—	4.9
Intercompany receivables	582.9	—	—	—	(582.9)	—
Property and equipment, net	—	30.8	19.5	70.3	—	120.6
Goodwill and other intangibles	—	230.7	279.9	392.2	—	902.8
Debt issuance costs, net	7.4	11.9	1.8	1.1	—	22.2
Investment in subsidiaries	195.7	457.1	124.3	—	(777.1)	—
Other	—	0.8	20.2	—	—	21.0
Total Assets	$786.6	$887.2	$517.0	$918.8	$(1,360.0)	$1,749.6
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts payable	$ 0.6	$ 16.5	$ 14.9	$ 20.1	$ —	$ 52.1
Income taxes payable	—	—	1.4	14.3	—	15.7
Accrued expenses and other liabilities	2.4	29.2	34.5	33.8	—	99.9
Debt due within one year	43.4	—	22.0	8.3	—	73.7
Total current liabilities	46.4	45.7	72.8	76.5	—	241.4
Fair value of derivatives	—	6.9	—	4.3	—	11.2
Long-term deferred tax liability	—	—	31.2	14.2	—	45.4
Long-term debt	278.9	597.4	—	62.6	—	938.9
Intercompany payables	—	21.7	192.7	368.5	(582.9)	—
Other non-current liabilities	—	25.5	21.1	5.9	—	52.5
Total liabilities	325.3	697.2	317.8	532.0	(582.9)	1,289.4
Mandatorily redeemable preferred shares	—	—	—	58.3	(58.3)	—
Total DFC Global Corp. stockholders' equity	461.3	190.0	199.2	329.6	(718.8)	461.3
Non-controlling interest	—	—	—	(1.1)	—	(1.1)
Total stockholders' equity	461.3	190.0	199.2	328.5	(718.8)	460.2
Total Liabilities and Stockholders' Equity	$786.6	$887.2	$517.0	$918.8	$(1,360.0)	$1,749.6

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations and Comprehensive Income (Loss)
Year ended June 30, 2012
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$181.5	$ 64.8	$399.6	$ —	$ 645.9
Check cashing	—	74.3	37.0	27.4	—	138.7
Other	—	70.5	35.0	171.6	—	277.1
Total revenues	—	326.3	136.8	598.6	—	1,061.7
Operating expenses:						
Salaries and benefits	—	64.8	48.7	107.9	—	221.4
Provision for loan losses	—	18.8	8.6	104.1	—	131.5
Occupancy	—	21.1	13.0	27.6	—	61.7
Purchased gold costs	—	8.4	3.1	45.4	—	56.9
Depreciation	—	5.8	2.6	13.7	—	22.1
Other	—	42.4	23.6	114.8	—	180.8
Total operating expenses	—	161.3	99.6	413.5	—	674.4
Operating margin	—	165.0	37.2	185.1	—	387.3
Corporate and other expenses:						
Corporate expenses	2.4	20.5	70.1	27.0	—	120.0
Intercompany charges	—	26.5	(52.6)	26.1	—	—
Other depreciation and amortization	—	3.4	8.9	14.0	—	26.3
Interest expense, net	14.6	72.2	(5.0)	21.0	—	102.8
Goodwill and other intangible assets impairment charges	—	—	27.7	—	—	27.7
Unrealized foreign exchange loss (gain)	—	12.0	—	(0.5)	—	11.5
Gain on derivatives not designated as hedges	—	(2.9)	—	—	—	(2.9)
Provision for litigation settlements	—	0.1	3.9	0.1	—	4.1
Loss on store closings	—	0.4	0.4	0.1	—	0.9
Other expense (income), net	—	1.4	(1.8)	1.7	—	1.3
(Loss) income before income taxes	(17.0)	31.4	(14.4)	95.6	—	95.6
Income tax provision	—	13.5	5.9	24.4	—	43.8
Net (loss) income	(17.0)	17.9	(20.3)	71.2	—	51.8
Less: Net loss attributable to non-controlling interests	—	—	—	(0.6)	—	(0.6)
Equity in net (loss) income of subsidiaries:						
National Money Mart Company	17.9	—	—	—	(17.9)	—
Guarantors	(20.3)	—	—	—	20.3	—
Non-guarantors	71.8	—	—	—	(71.8)	—
Net income (loss) attributable to DFC Global Corp.	$ 52.4	$ 17.9	$ (20.3)	$ 71.8	$(69.4)	$ 52.4
Other comprehensive loss	—	(2.8)	(6.3)	(27.8)	—	(36.9)
Total comprehensive income (loss)	$ 52.4	$ 15.1	$ (26.6)	$ 44.0	$(69.4)	$ 15.5

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2012
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net income (loss)	$ 52.4	$ 17.9	$(20.3)	$ 71.2	$ (69.4)	$ 51.8
Adjustments to reconcile net income to net cash provided by (used in) operating activities:						
Undistributed income of subsidiaries	(69.4)	—	—	—	69.4	—
Depreciation and amortization	0.7	12.4	12.4	28.1	—	53.6
Goodwill and other intangible assets impairment charges	—	—	27.7	—	—	27.7
Change in fair value of derivatives not designated as hedges	—	(17.7)	—	—	—	(17.7)
Provision for loan losses	—	18.8	8.6	104.1	—	131.5
Non-cash stock compensation	7.2	—	—	—	—	7.2
Losses on disposal of fixed assets	—	0.1	0.5	0.2	—	0.8
Unrealized foreign exchange loss (gain)	—	12.0	—	(0.5)	—	11.5
Deferred tax provision	—	6.7	5.7	(2.0)	—	10.4
Accretion of debt discount and deferred issuance costs	11.0	6.9	—	—	—	17.9
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loan fees and service charges receivable	—	—	—	(5.5)	—	(5.5)
Increase in finance and service charges receivable	—	(2.6)	(0.5)	(14.9)	—	(18.0)
Decrease (increase) in other receivables	—	8.7	(0.8)	(9.0)	—	(1.1)
Decrease (increase) in prepaid expenses and other	—	0.1	(5.0)	(7.3)	—	(12.2)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	0.9	(13.1)	7.8	22.2	—	17.8
Intercompany advances	(3.5)	2.4	(1.4)	2.5	—	—
Net cash (used in) provided by operating activities	(0.7)	52.6	34.7	189.1	—	275.7
Cash flows from investing activities:						
Net increase in consumer loans	—	(19.0)	(8.1)	(114.8)	—	(141.9)
Originations of pawn loans	—	—	—	(279.7)	—	(279.7)
Repayment of pawn loans	—	—	—	262.1	—	262.1
Acquisitions, net cash acquired	—	(10.2)	—	(76.9)	—	(87.1)
Additions to property and equipment	—	(10.0)	(8.5)	(38.2)	—	(56.7)
Intercompany advances	(186.7)	37.0	(7.2)	—	156.9	—
Net cash (used in) provided by investing activities	(186.7)	(2.2)	(23.8)	(247.5)	156.9	(303.3)
Cash flows from financing activities:						
Proceeds from exercise of stock options	2.7	—	—	—	—	2.7
Proceeds from convertible debt	230.0	—	—	—	—	230.0
Proceeds from issuance of debt	—	—	—	10.6	—	10.6
Net increase (decrease) in revolving credit facilities	—	—	15.5	(68.1)	—	(52.6)
Termination of cross currency swaps	—	(55.7)	—	—	—	(55.7)
Proceeds from issuance of warrants	30.3	—	—	—	—	30.3
Purchase of call spread option	(50.3)	—	—	—	—	(50.3)
Repurchase of common stock	(15.9)	—	—	—	—	(15.9)
Payment of contingent consideration and acquisition installment payments	—	—	—	(17.6)	—	(17.6)
Payment of debt issuance and other costs	(9.1)	0.2	(1.1)	0.8	—	(9.2)
Intercompany advances	—	12.9	(13.3)	157.3	(156.9)	—
Net cash provided by (used in) financing activities	187.7	(42.6)	1.1	83.0	(156.9)	72.3
Effect of exchange rate changes on cash and cash equivalents	—	(6.8)	—	(2.9)	—	(9.7)
Net increase in cash and cash equivalents	0.3	1.0	12.0	21.7	(0)	35.0
Cash and cash equivalents balance-beginning of year	—	95.2	23.2	70.6	—	189.0
Cash and cash equivalents balance-end of year	$ 0.3	$ 96.2	$ 35.2	$ 92.3	$ (0)	$ 224.0

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Balance Sheets
June 30, 2013
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
ASSETS						
Current Assets:						
Cash and cash equivalents	$ 0.9	$ 63.9	$ 25.4	$106.0	$ —	$ 196.2
Consumer loans, net	—	40.1	25.7	124.4	—	190.2
Pawn loans, net	—	0.9	—	153.5	—	154.4
Loans in default, net	—	4.5	—	26.7	—	31.2
Other receivables	—	8.4	8.8	13.0	—	30.2
Prepaid expenses and other current assets	—	5.0	9.7	46.8	—	61.5
Total current assets	0.9	122.8	69.6	470.4	—	663.7
Fair value of derivatives	—	27.5	—	3.7	—	31.2
Intercompany receivables	516.7	64.6	—	—	(581.3)	—
Property and equipment, net	—	29.0	19.7	74.1	—	122.8
Goodwill and other intangibles	—	231.7	239.7	395.0	—	866.4
Debt issuance costs, net	5.9	8.6	1.5	0.6	—	16.6
Investment in subsidiaries	241.6	467.2	184.7	—	(893.5)	—
Other	—	0.9	19.9	0.2	—	21.0
Total Assets	$765.1	$952.3	$535.1	$944.0	$(1,474.8)	$1,721.7
LIABILITIES AND STOCKHOLDERS' EQUITY						
Current Liabilities:						
Accounts payable	$ 0.3	$ 17.7	$ 11.4	$ 23.3	$ —	$ 52.7
Income taxes payable	—	14.3	1.1	2.3	—	17.7
Accrued expenses and other liabilities	3.0	37.2	27.1	25.9	—	93.2
Current portion of long-term debt	—	25.0	25.0	17.0	—	67.0
Total current liabilities	3.3	94.2	64.6	68.5	—	230.6
Long-term deferred tax liability	—	3.1	37.2	9.5	—	49.8
Long-term debt	331.1	597.9	—	46.0	—	975.0
Intercompany payables	—	—	187.7	393.6	(581.3)	—
Other non-current liabilities	—	10.4	20.6	4.6	—	35.6
Total liabilities	334.4	705.6	310.1	522.2	(581.3)	1,291.0
Mandatorily redeemable preferred shares	—	—	—	58.3	(58.3)	—
Total DFC Global Corp. stockholders' equity	430.7	246.7	225.0	363.5	(835.2)	430.7
Total stockholders' equity	430.7	246.7	225.0	363.5	(835.2)	430.7
Total Liabilities and Stockholders' Equity	$765.1	$952.3	$535.1	$944.0	$(1,474.8)	$1,721.7

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Operations and Comprehensive Income (Loss) Year ended June 30, 2013 (in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Revenues:						
Consumer lending	$ —	$200.7	$ 68.0	$459.6	$ —	$ 728.3
Check cashing	—	70.5	34.1	23.4	—	128.0
Other	—	62.0	27.5	176.5	—	266.0
Total revenues	—	333.2	129.6	659.5	—	1,122.3
Operating expenses:						
Salaries and benefits	—	67.7	47.4	123.5	—	238.6
Provision for loan losses	—	23.1	10.8	147.2	—	181.1
Occupancy	—	21.6	12.8	34.5	—	68.9
Purchased gold costs	—	5.8	1.8	43.6	—	51.2
Depreciation	—	6.5	2.2	17.7	—	26.4
Other	—	43.9	24.5	153.7	—	222.1
Total operating expenses	—	168.6	99.5	520.2	—	788.3
Operating margin	—	164.6	30.1	139.3	—	334.0
Corporate and other expenses:						
Corporate expenses	—	21.4	59.4	28.6	—	109.4
Intercompany charges	—	22.1	(53.5)	31.4	—	—
Other depreciation and amortization	—	2.7	7.4	14.6	—	24.7
Interest expense, net	13.4	75.6	(2.4)	33.3	—	119.9
Goodwill and other intangible assets impairment charge	—	—	36.4	—	—	36.4
Unrealized foreign exchange loss (gain)	—	0.5	(0.1)	(1.6)	—	(1.2)
Provision for litigation settlements	—	0.1	2.7	—	—	2.8
Loss on store closings	—	0.3	0.3	0.5	—	1.1
Other expense (income), net	0.3	1.8	6.4	4.2	—	12.7
(Loss) income before income taxes	(13.7)	40.1	(26.5)	28.3	—	28.2
Income tax provision	—	13.8	4.9	10.4	—	29.1
Net (loss) income	(13.7)	26.3	(31.4)	17.9	—	(0.9)
Less: Net loss attributable to non-controlling interests	—	—	—	(0.2)	—	(0.2)
Equity in net income (loss) of subsidiaries:						
National Money Mart Company	26.3	—	—	—	(26.3)	—
Guarantors	(31.4)	—	—	—	31.4	—
Non-guarantors	18.1	—	—	—	(18.1)	—
Net (loss) income attributable to DFC Global Corp.	$ (0.7)	$ 26.3	$(31.4)	$ 18.1	$(13.0)	$ (0.7)
Other comprehensive income (loss)	—	20.4	(2.0)	(4.1)	—	14.3
Total comprehensive (loss) income	$ (0.7)	$ 46.7	$(33.4)	$ 14.0	$(13.0)	$ 13.6

DFC GLOBAL CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

18. Subsidiary Guarantor Financial Information (continued)

Consolidating Condensed Statements Of Cash Flows
Year Ended June 30, 2013
(in millions)

	DFC Global Corp.	National Money Mart Company	DFG and Guarantors	Non-Guarantors	Eliminations	Consolidated
Cash flows from operating activities:						
Net (loss) income	$ (0.7)	26.3	(31.4)	17.9	$(13.0)	$ (0.9)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:						
Undistributed income of subsidiaries	(13.0)	—	—	—	13.0	—
Depreciation and amortization	1.7	12.2	10.5	32.8	—	57.2
Goodwill and other intangible assets impairment charge	—	—	36.4	—	—	36.4
Provision for loan losses	—	23.1	10.8	147.2	—	181.1
Non-cash stock compensation	9.9	—	—	—	—	9.9
Loss on disposal of fixed assets	—	0.7	0.9	2.6	—	4.2
Unrealized foreign exchange loss (gain)	—	0.5	(0.1)	(1.6)	—	(1.2)
Deferred tax provision	—	2.5	4.3	(6.2)	—	0.6
Accretion of debt discount and deferred issuance costs	17.4	2.7	—	—	—	20.1
Change in assets and liabilities (net of effect of acquisitions):						
Increase in pawn loans fees and service charges receivable	—	(0.1)	—	(2.2)	—	(2.3)
Increase in finance and service charges receivable	—	(4.0)	(1.7)	(21.0)	—	(26.7)
Decrease (increase) in other receivables	0.3	(0.8)	(4.4)	7.6	—	2.7
Decrease (increase) in prepaid expenses and other	—	0.3	0.7	(1.8)	—	(0.8)
Increase (decrease) in accounts payable, accrued expenses and other liabilities	0.1	7.5	(13.4)	(9.8)	—	(15.6)
Intercompany advances	(0.4)	(3.5)	10.4	(6.5)	—	—
Net cash provided by operating activities	15.3	67.4	23.0	159.0	—	264.7
Cash flows from investing activities:						
Net increase in consumer loans	—	(23.0)	(11.5)	(121.7)	—	(156.2)
Originations of pawn loans	—	(1.2)	—	(298.4)	—	(299.6)
Repayment of pawn loans	—	0.5	—	296.7	—	297.2
Acquisitions, net of cash acquired	—	(10.0)	—	(33.3)	—	(43.3)
Additions to property and equipment	—	(7.5)	(7.1)	(28.5)	—	(43.1)
Intercompany advances	46.7	(65.0)	49.9	—	(31.6)	—
Net cash provided by (used in) in investing activities	46.7	(106.2)	31.3	(185.2)	(31.6)	(245.0)
Cash flows from financing activities:						
Proceeds from the exercise of stock options	1.7	—	—	—	—	1.7
Net increase (decrease) in revolving credit facilities	—	25.5	3.0	(9.6)	—	18.9
Repurchase of common stock	(54.4)	—	—	—	—	(54.4)
Purchase of 2.875% Senior Convertible Notes due 2027	(8.6)	—	—	—	—	(8.6)
Payment of contingent consideration and acquisition installment payments	—	—	—	(3.9)	—	(3.9)
Payment of debt issuance and other costs	(0.1)	—	(0.5)	—	—	(0.6)
Intercompany advances	—	(17.9)	(66.6)	52.9	31.6	—
Net cash (used in) provided by financing activities	(61.4)	7.6	(64.1)	39.4	31.6	(46.9)
Effect of exchange rate changes on cash and cash equivalents	—	(1.1)	—	0.5	—	(0.6)
Net increase (decrease) in cash and cash equivalents	0.6	(32.3)	(9.8)	13.7	—	(27.8)
Cash and cash equivalents balance-beginning of year	0.3	96.2	35.2	92.3	—	224.0
Cash and cash equivalents balance-end of year	$ 0.9	$ 63.9	$ 25.4	$ 106.0	$ —	$ 196.2

19. Unaudited Quarterly Operating Results

Summarized quarterly financial data for the fiscal years ended June 30, 2013 and 2012 are as follows:

	Three Months Ended				Year Ended
	September 30	December 31	March 31	June 30	June 30
	(Unaudited) (in millions except per share data)				
Fiscal 2013:					
Revenues	$276.7	$292.9	$283.6	$269.1	$1,122.3
Income (loss) before income taxes	$ 17.2(1)	$ 30.8	$ (35.7)(1)	$ 15.9(1)	$ 28.2
Net income (loss) attributable to DFC Global Corp.	$ 8.6(1)	$ 19.7	$ (36.4)(1)	$ 7.4(1)	$ (0.7)
Basic earnings (loss) per share	$ 0.20	$ 0.46	$ (0.86)	$ 0.18	$ (0.02)
Diluted earnings (loss) per share	$ 0.19	$ 0.45	$ (0.86)	$ 0.18	$ (0.02)
Fiscal 2012:					
Revenues	$261.6	$263.4	$270.0	$266.7	$1,061.7
Income before income taxes	$ 8.9	$ 38.5	$ 41.0	$ 7.2(2)	$ 95.6
Net (loss) income attributable to DFC Global Corp.	$ (1.8)	$ 26.6	$ 31.8	$ (4.2)(2)	$ 52.4
Basic (loss) earnings per share	$ (0.04)	$ 0.61	$ 0.72	$ (0.09)	$ 1.20
Diluted (loss) earnings per share	$ (0.04)	$ 0.59	$ 0.70	$ (0.09)	$ 1.16

(1) The fiscal quarters ended September 30, 2012, March 31, 2013 and June 30, 2013 include goodwill and other intangible asset impairment charges of $5.5 million, $31.1 million and ($0.2) million related to DFS, respectively.

(2) Includes a goodwill and other intangible asset impairment charge of $27.7 million related to DFS.

20. Subsequent Events

In July 2013, the Company began making repurchases of its common stock under its previously announced stock repurchase plan. On August 21, 2013, the Company's Board of Directors authorized an additional 5,000,000 shares that the Company can repurchase on a discretionary basis in future periods. Between July 1, 2013 and August 27, 2013, the Company repurchased 642,822 shares of its common stock for an aggregate price of $9.0 million.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

Item 9A. ***CONTROLS AND PROCEDURES***

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this report, our management conducted an evaluation, with the participation of our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")). Based on this evaluation, our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer have concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to management, including our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as appropriate to allow timely decisions regarding required disclosure.

The Company acquired Express Credit Amanet, S.R.L. (Express Credit) in May 2013, and as a result, assets acquired and liabilities assumed in the acquisition have been included in the Company's consolidated balance sheet at June 30, 2013. Express Credit's total assets represented 1.1% of the Company's consolidated total assets at June 30, 2013. Express Credit's net income of $0.1 million for the period from acquisition to June 30, 2013 was included in the Company's consolidated statement of operations for the year ended June 30, 2013. Because of the timing of the acquisition, the internal controls over financial reporting of Express Credit was excluded from a formal evaluation of effectiveness of the Company's internal control over financial reporting and disclosure controls and procedures. The Company is evaluating changes to processes, information technology systems and other components of internal controls over financial reporting as part of its ongoing integration activities.

Changes in Internal Control over Financial Reporting

(a) Management's Annual Report on Internal Control over Financial Reporting

Our management's annual report on internal control over financial reporting required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(b) Report of Independent Registered Public Accounting Firm

The report of our independent registered public accounting firm required by this Item is incorporated by reference herein to the section in Part II, Item 8 of this Annual Report on Form 10-K titled "Financial Statements and Supplementary Data."

(a) Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the fiscal quarter ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. ***OTHER INFORMATION.***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

Directors and Officers

We incorporate by reference the information required by this Item from the information set forth under the captions "Board of Directors", "Executive Officers and Executive Compensation", "Section 16(a) Beneficial Ownership Reporting Compliance" and "Practices and Structure of the Board of Directors" in our definitive proxy statement for our 2013 annual meeting of stockholders, to be filed within 120 days after the end of the year covered by this Annual Report on Form 10-K, pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the "2013 Proxy Statement").

We have adopted a code of ethics applicable to our principal executive officer, principal financial officer and principal accounting officer or controller, as well as other senior officers. The Code of Business Conduct and Ethics (the "Code") is publicly available on our website at http://www.dfcglobalcorp.com/ethics.asp. Amendments to the Code and any grant of a waiver from a provision of the Code requiring disclosure under applicable SEC rules will be disclosed on the Company's website.

Item 11. *EXECUTIVE COMPENSATION*

We incorporate by reference the information required by this Item from the information set forth under the captions "Executive Officers and Executive Compensation" and "Compensation Committee Interlocks and Insider Participation" in our 2013 Proxy Statement.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

We incorporate by reference the information required by this Item from the information set forth under the caption "Securities Ownership" in our 2013 Proxy Statement.

Securities Authorized For Issuance Under Equity Compensation Plans As of June 30, 2013:

The following table sets forth, as of June 30, 2013, information concerning equity compensation plans under which our securities are authorized for issuance. The table does not reflect grants, awards, exercises, terminations or expirations since that date. All share amounts and exercise prices have been adjusted to reflect stock splits that occurred after the date on which any particular underlying plan was adopted, to the extent applicable.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans
Equity compensation Plans approved by Stockholders:			
Options	3,080,697	$13.27	4,882,017(a)
Restricted Shares/Restricted Stock Unit Awards	499,565	(b)	(a)
Equity compensation Plans not approved by Stockholders	—	—	—
Total	3,580,262	$13.27	4,882,017

(a) On November 11, 2010, DFC's stockholders approved an amendment to the 2007 Plan. Under the terms of the amendment, the maximum aggregate number of shares of DFC's common stock that may be issued pursuant to Awards granted under the 2007 Plan is 10,500,000; provided, however, that 1.67 shares will be deducted from the number of shares available for grant under the 2007 Plan for each share that underlies an

Award granted under the 2007 Plan on or after November 11, 2010 for restricted stock, restricted stock units, performance awards or other Awards for which the full value of such share is transferred by DFC to the award recipient.

(b) Not applicable

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

We incorporate by reference the information required by this Item from the information set forth under the captions "Practices and Structure of the Board of Directors" and "Certain Relationships and Related Transactions" in our 2013 Proxy Statement.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

We incorporate by reference the information required by this Item from the information set forth under the caption "Independent Registered Public Accounting Firm" in our 2013 Proxy Statement.

PART IV

Item 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) Documents Filed as Part of this Report.

(1) Financial Statements. All financial statements required to be filed by Item 8 of Form 10-K and included in this Annual Report on Form 10-K are listed in Item 8 hereof. No additional financial statements are filed herein or are attached as exhibits hereto.

(2) Financial Statement Schedules. All financial statement schedules have been omitted here because they are not applicable, not required or the information is shown in the financial statements or related notes.

(3) Exhibits.

Exhibit No.	Description of Document
2.1	Asset Purchase Agreement, by and among CCS Financial Services, Inc., Allen Eager, the Allen Eager Revocable Trust, Paul P. Hauser, Barry E. Hershman, and the Barry E. Hershman Revocable Trust and Check Mart of Florida, Inc., dated October 11, 2007(8)
2.2	Purchase Agreement dated as of October 28, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(13)
2.3	Amendment to Purchase Agreement dated as of December 23, 2009 by and among Dollar Financial Corp., Military Financial Services, LLC, Southfield Partners, LLC, Joseph S. Minor, Don Jacobs, Larry Mountford and Robert Nelson(14)
2.4	Stock Purchase Agreement dated December 2, 2010 between NSF Nordic Special Finance AB and Dollar Financial U.K. Limited(16)
2.5	Share Purchase Agreement dated December 31, 2010 among Dollar Financial U.K. Limited, Dollar Financial Corp., CCRT International Holdings B.V. and CompuCredit Holdings Corporation(19)
3.1(a)	Amended and Restated Certificate of Incorporation of DFC Global Corp. (formerly Dollar Financial Corp.), as amended(22)
3.1(b)	Amended and Restated Bylaws of DFC Global Corp. (formerly known as Dollar Financial Corp.), as amended(22)
4.1	Indenture dated June 27, 2007, between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 2.875% Senior Convertible Notes due 2027(5)
4.2	Registration Rights Agreement dated June 27, 2007 by and among Dollar Financial Corp. and Wachovia Capital Markets, LLC and Bear, Sterns & Co. Inc., as representatives of the initial purchasers(5)
4.3	Indenture dated December 23, 2009 between Dollar Financial Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.00% Senior Convertible Notes due 2028(14)
4.4	Indenture dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and U.S. Bank National Association, as trustee, governing the terms of the 10.375% Senior Notes due 2016(14)
4.5	Registration Rights Agreement dated December 23, 2009 by and among National Money Mart Company, Dollar Financial Corp. and the guarantors party thereto and Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC, as representatives of the initial purchasers(14)
4.6	Supplemental Indenture dated December 2, 2010 among DFG Acquisition Services, Inc., Military Financial Services, LLC, Dealers' Financial Services, LLC and U.S. Bank National Association, as trustee(17)
4.7	Guarantee dated December 2, 2010 executed by DFG Acquisition Services, Inc., Military Financial Services, LLC and Dealers' Financial Services, LLC(17)

Exhibit No.	Description of Document
4.8	Supplemental Indenture dated February 25, 2011 between Dollar Financial U.S., Inc. and U.S. Bank National Association, as trustee(20)
4.9	Guarantee dated February 25, 2011 executed by Dollar Financial U.S., Inc.(20)
10.1	Second Amended and Restated Credit Agreement dated as of March 3, 2011 among Dollar Financial Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited and Instant Cash Loans Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent and as Security Trustee, and a syndicate of lenders(18)
10.2	First Amendment to Second Amended and Restated Credit Agreement dated as of December 23, 2011 among DFC Global Corp., Dollar Financial Group, Inc., National Money Mart Company, Dollar Financial U.K. Limited and Instant Cash Loans Limited, the several lenders from time to time parties thereto, and Wells Fargo Bank, National Association, as Administrative Agent and as Security Trustee, and a syndicate of lenders(25)
10.3	Second Amendment to the Second Amended and Restated Credit Agreement dated December 31, 2012 among DFC Global Corp., certain subsidiaries of DFC Global Corp. parties thereto, Wells Fargo Bank, National Association and the lenders parties thereto(27)
10.4	Third Amendment to the Second Amended and Restated Credit Agreement dated June 25, 2013 among DFC Global Corp., certain subsidiaries of DFC Global Corp. parties thereto, Wells Fargo Bank, National Association and the lenders parties thereto(28)
10.5	Second Amended and Restated Stockholders Agreement, dated as of November 13, 2003, by and among Green Equity Investors II, L.P., Stone Street Fund 1998, L.P. Bridge Street Fund 1998, GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Ares Leveraged Investment Fund, L.P. a Delaware limited partnership, Ares Leveraged Investment Fund II, L.P., a Delaware limited partnership, C.L. Jeffrey, Sheila Jeffrey, certain signatories thereto and DFG Holdings, Inc.(1)
10.6	Amendment No. 2 to Second Amended and Restated Stockholders Agreement, dated as of April 14, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P. and Jeffrey Weiss(2)
10.7	Amendment No. 3 to Second Amended and Restated Stockholders Agreement, dated as of July 6, 2004, by and among Dollar Financial Corp., Green Equity Investors II, L.P., GS Mezzanine Partners, L.P., GS Mezzanine Partners Offshore, L.P., Stone Street Fund 1998, L.P., Bridge Street Fund 1998, L.P., Ares Leveraged Investment Fund, L.P., Ares Leveraged Investment Fund II, L.P., and Jeffrey Weiss(3)
10.8	Form of Director Indemnification Agreement(2)
10.9*	Amended and Restated Employment Agreement, dated as of September 7, 2012, by and among Jeffrey A. Weiss, Dollar Financial Group, Inc., and DFC Global Corp.(23)
10.10*	Amendment to Employment Agreement dated as of May 8, 2013 by and among Dollar Financial Group, Inc., DFC Global Corp. and Jeffrey A. Weiss(29)
10.11*	Amended and Restated Employment Agreement, dated as of September 7, 2011, by and among Norman Miller, Dollar Financial Group, Inc. and DFC Global Corp.(23)
10.12*	Amendment to Employment Agreement dated as of June 21, 2013 by and among Dollar Financial Group, Inc., DFC Global Corp. and Norman Miller(28)
10.13*	Amended and Restated Employment Agreement, dated as of September 7, 2011, by and among Randy Underwood, Dollar Financial Group, Inc. and DFC Global Corp.(23)
10.14*	Employment Agreement by and between National Money Mart and Sydney Franchuk dated March 18, 2009(11)

Exhibit No.	Description of Document
10.15*	Employment Agreement, dated as of November 14, 2011, by and among Kenneth Schwenke, Dollar Financial Group, Inc. and DFC Global Corp.(24)
10.16*	Separation and Release Agreement dated June 21, 2013 by and between Kenneth Schwenke and Dollar Financial Group, Inc., a wholly owned subsidiary of DFC Global Corp.(28)
10.17*	Employment Agreement, dated as of August 16, 2011, by and among Michael Coury, Dollar Financial Group, Inc. and DFC Global Corp.(30)
10.18*	Amendment to Employment Agreement, dated as of June 6, 2012, by and among Michael Coury, Dollar Financial Group, Inc. and DFC Global Corp.(30)
10.19*	Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(6)
10.20*	Form of Stock Option Agreement for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.21*	Form of Stock Option Grant Notice for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(4)
10.22*	Canadian Form of Restricted Stock Unit Award Agreement under the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(9)
10.23*	Form of Restricted Stock Grant Document for the Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan(11)
10.24*	Form of Restricted Stock Grant Document for the 2005 Stock Incentive Plan (International Grantee)(11)
10.25*	Dollar Financial Corp. 2007 Equity Incentive Plan, as amended(21)
10.26*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan(28)
10.27*	Form of Stock Option Agreement for 2007 Equity Incentive Plan(22)
10.28*	Form of Notice of Grant of Stock Option for 2007 Equity Incentive Plan(28)
10.29*	Form of Restricted Stock Unit Award Agreement for 2007 Equity Incentive Plan (International Grantee)(28)
10.30*	Form of Stock Award Agreement for the 2007 Stock Incentive Plan(28)
10.31*	Form of Notice Letter(28)
10.32*	Dollar Financial Corp. Amended and Restated Deferred Compensation Plan effective as of December 5, 2012(27)
10.33*	Dollar Financial Corp. Amended and Restated Supplemental Executive Conditional Deferred Award Plan for U.K. Participants(10)
10.34*	Dollar Financial Corp. Supplemental Executive Deferred Award Plan for Canadian Participants(7)
10.35*	DFC Global Corp. Executive and Key Management Bonus Program(22)
10.36*	DFC Global Corp. Long Term Incentive Compensation Program(22)
10.37*	DFC Global Corp. Clawback Policy(29)
10.38*	DFC Global Corp. Executive Officer Stock Ownership Policy(29)
10.39*	DFC Global Corp. Director and Officer Hedging Policy(29)
10.40	Detailed Settlement Agreement by and among Kenneth Smith, as Estate Trustee of the last Will and Testament of Margaret Smith, deceased, and Ronald Adrien Oriet, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants, dated November 6, 2009(12)
10.41	Settlement Agreement effective as of March 4, 2010 and executed as of May 6, 2010 by and among Kurt MacKinnan and Louise Parsons, as plaintiffs, and National Money Mart Company and Dollar Financial Group, Inc., as defendants(15)

Exhibit No.	Description of Document
10.42	Indenture dated April 16, 2012 between DFC Global Corp. and U.S. Bank National Association, as trustee, governing the terms of the 3.25% Senior Convertible Notes due 2017(26)
10.43	Confirmation regarding convertible bond hedge transactions dated April 10, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(26)
10.44	Confirmation regarding convertible bond hedge transactions dated April 10, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(26)
10.45	Confirmation regarding warrant transactions dated April 10, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(26)
10.46	Confirmation regarding warrant transactions dated April 10, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(26)
10.47	Confirmation regarding convertible bond hedge transactions dated April 11, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(26)
10.48	Confirmation regarding convertible bond hedge transactions dated April 11, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(26)
10.49	Confirmation regarding warrant transactions dated April 11, 2012 between Barclays Capital Inc., acting as Agent for Barclays Bank PLC and DFC Global Corp.(26)
10.50	Confirmation regarding warrant transactions dated April 11, 2012 between Deutsche Bank Securities Inc., acting as agent for Deutsche Bank AG, London Branch and DFC Global Corp.(26)
21.1#	Subsidiaries of DFC Global Corp.
23.1#	Consent of Ernst & Young LLP
31.1#	Certification of Chief Executive Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
31.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 17, Code of Federal Regulations, Section 240.13a — 14(a) or Section 240.15d — 14(a)
32.1#	Certification of Chief Executive Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2#	Certification of Executive Vice President and Chief Financial Officer Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.3#	Certification of Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller Pursuant to Title 18, United States Code, Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Label Linkbase Document
101.LAB	XBRL Taxonomy Extension Definition Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
(1)	Incorporated by reference to the Registration Statement on Form S-4 filed by Dollar Financial Group, Inc. on December 23, 2003 (File No. 333-111473)
(2)	Incorporated by reference to the Registration Statement on Form S-1/A filed by Dollar Financial Corp. on June 3, 2004 (File No. 333-113570)

Exhibit No.	Description of Document
(3)	Incorporated by reference to Amendment No. 4 to the Registration Statement on Form S-1 filed by Dollar Financial Corp. on July 16, 2004 (File No. 333-113570)
(4)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 11, 2005 (File No. 000-50866)
(5)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2007 (File No. 000-50866)
(6)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 5, 2007 (File No. 000-50866)
(7)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on July 17, 2007 (File No. 000-50866)
(8)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2007 (File No. 000-50866)
(9)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 9, 2008 (File No. 000-50866)
(10)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on September 29, 2008 (File No. 000-50866)
(11)	Incorporated by reference to the Annual Report on Form 10-K filed by Dollar Financial Corp. on September 3, 2009 (File No. 000-50866)
(12)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on November 9, 2009 (File No. 000-50866)
(13)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 2, 2009 (File No. 000-50866)
(14)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on December 24, 2009 (File No. 000-50866)
(15)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2010 (File No. 000-50866)
(16)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on January 5, 2011 (File No. 000-50866)
(17)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on February 9, 2011 (File No. 000-50866)
(18)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on March 9, 2011 (File No. 000-50866)
(19)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on April 5, 2011 (File No. 000-50866)
(20)	Incorporated by reference to the Quarterly Report on Form 10-Q filed by Dollar Financial Corp. on May 10, 2011 (File No. 000-50866)
(21)	Incorporated by reference to the Current Report on Form 8-K filed by Dollar Financial Corp. on June 27, 2011 (File No. 000-50866)
(22)	Incorporated by reference to the Annual Report on Form 10-K filed by DFC Global Corp. on August 29, 2011 (File No. 000-50866)
(23)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on September 7, 2011 (File No. 000-50866)
(24)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on November 14, 2011 (File No. 000-50866)
(25)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on December 30, 2011 (File No. 000-50866)

Exhibit No.	Description of Document
(26)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on April 16, 2012 (File No. 000-50866)
(27)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on December 31, 2012 (File No. 000-50866)
(28)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on June 26, 2013 (File No. 000-50866)
(29)	Incorporated by reference to the Current Report on Form 8-K filed by DFC Global Corp. on May 9, 2013 (File No. 000-50866)
(30)	Incorporated by reference to the Annual Report on Form 10-K filed by DFC Global Corp. on August 29, 2012 (File No. 000-50866)

* Management contracts and compensatory plans and arrangements

\# Filed herewith.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DFC GLOBAL CORP.

By: /s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer (principal financial officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

Signature	Title	Date
/s/ JEFFREY A. WEISS **Jeffrey A. Weiss**	Chairman of the Board of Directors and Chief Executive Officer (principal executive officer)	August 29, 2013
/s/ RANDY UNDERWOOD **Randy Underwood**	Executive Vice President and Chief Financial Officer (principal financial officer)	August 29, 2013
/s/ WILLIAM M. ATHAS **William M. Athas**	Senior Vice President, Finance, Chief Accounting Officer and Corporate Controller (principal accounting officer)	August 29, 2013
/s/ DAVID JESSICK **David Jessick**	Director	August 29, 2013
/s/ CLIVE KAHN **Clive Kahn**	Director	August 29, 2013
/s/ JOHN GAVIN **John Gavin**	Director	August 29, 2013
/s/ RON MCLAUGHLIN **Ron McLaughlin**	Director	August 29, 2013
/s/ MICHAEL KOOPER **Michael Kooper**	Director	August 29, 2013
/s/ EDWARD A. EVANS **Edward A. Evans**	Director	August 29, 2013

EXHIBIT 21.1

SUBSIDIARIES OF DFC GLOBAL CORP.

Subsidiary	Jurisdiction of Incorporation	Direct Parent Company	D/B/A
656790 BC Ltd.	British Columbia, Canada	DFG Canada, Inc.	Money Mart
A.E. Osborne & Sons Limited	England and Wales	Cash A Cheque Holdings Great Britain Limited	N/A
Cash A Cheque Great Britain Limited	England and Wales	Cash A Cheque Holdings Great Britain Limited	N/A
Cash A Cheque Holdings Great Britain Limited	England and Wales	Instant Cash Loans Limited	N/A
Cash A Cheque (South) Limited	England and Wales	Cash A Cheque (GB) Limited	N/A
Cash Centres Corporation Limited	England and Wales	Dollar Financial UK Limited	N/A
Cash Centres Limited	England and Wales	Cash Centres Corporation Limited	The Money Shop
Cashier (UK) Limited	England and Wales	Instant Cash Loans Limited	Cashier Pawnbrokers
Check Mart of Florida, Inc.	Delaware	Dollar Financial U.S., Inc.	The Check Cashing Store The CCS Payment Store
Check Mart of Louisiana, Inc.	Louisiana	Dollar Financial U.S., Inc.	Money Mart Loan Mart
Check Mart of New Mexico, Inc.	New Mexico	Dollar Financial U.S., Inc.	Money Mart
Check Mart of Pennsylvania, Inc.	Pennsylvania	Dollar Financial U.S., Inc.	Money Mart
Cheque Changers Limited	England and Wales	Rexchanges Limited (f/k/a International Paper Converters Limited)	N/A
DF Acquisition Sub Limited S.R.L.	Romania	DF Holdings (UK) Limited (5%)/DF Romania Holdings Limited (95%)	N/A
DF Eurozone (UK) Limited	England and Wales	DF Holdings (UK) Limited	N/A
DF Holdings (UK) Limited	England and Wales	DF International Holdings LLC	N/A
DF International Holdings LLC	Delaware	DFC Global Corp.	N/A
DF Romania Holdings Limited	England and Wales	DF Holdings (UK) Limited	N/A
DFC Nordic Oyj (f/k/a Risicum Oyj)	Finland	Dollar Financial UK Limited	Risicum OK Money DFC Nordic
DFG Canada, Inc.	Delaware	Dollar Financial Group, Inc.	N/A
DFG Finance Canada, Inc.	Alberta, Canada	656790 BC Ltd.	N/A
DFG Finance U.S., Inc.	Delaware	Dollar Financial Group, Inc.	N/A
DFG International, Inc.	Delaware	Dollar Financial Group, Inc.	N/A
DFG World, Inc.	Delaware	Dollar Financial Group, Inc.	N/A
DFS Lending LLC	Delaware	Dealers' Financial Services, LLC	N/A

DFS Special Purpose LLC	Delaware	Dealers' Financial Services, LLC	N/A
DMWSL 488 Limited	England and Wales	Dollar Financial UK Limited	N/A
Dealers' Financial Holdings, Inc.	Delaware	Dollar Financial Group, Inc.	N/A
Dealers' Financial Services, LLC	Kentucky	Dealers' Financial Holdings, Inc.	Miles
Dealers' Financial Services Reinsurance Limited	Turks and Caicos Islands	Dealers' Financial Services, LLC	N/A
Dollar Financial Czech Republic s.r.o.	Czech Republic	Dollar Financial Europe Limited (90%)/Dollar Financial U.K. Limited (10%)	N/A
Dollar Financial Europe Limited	England and Wales	Dollar Financial U.K. Limited	N/A
Dollar Financial Group, Inc.	New York	DFC Global Corp.	N/A
Dollar Financial Luxembourg s.a.r.l.	Luxembourg	National Money Mart Company	N/A
Dollar Financial UK Limited	England and Wales	DFG World, Inc. (48.81% ownership) and National Money Mart Company (51.19% ownership)	N/A
Dollar Financial U.S., Inc.	Delaware	Dollar Financial Group, Inc.	N/A
E.A. Barker Limited	England and Wales	Nathan & Co (Birmingham) Limited	N/A
Express Credit Amanet S.R.L.	Romania	DF Acquisition Sub Limited S.R.L.	Express Credit Amanet
Express Exchange S.R.L.	Romania	Express Credit Amanet S.R.L.	Express Exchange
Express Finance (Bromley) Limited	England and Wales	Instant Cash Loans Limited	Payday Express
Fast Cash Limited	England and Wales	Instant Cash Loans Limited	N/A
Financial Exchange Company of Ohio, Inc.	Delaware	Dollar Financial U.S., Inc.	Money Mart
Financial Exchange Company of Pennsylvania, Inc.	Pennsylvania	Dollar Financial U.S., Inc.	Money Mart
Financial Exchange Company of Pittsburgh, Inc.	Delaware	Dollar Financial U.S., Inc.	Money Mart
Financial Exchange Company of Virginia, Inc.	Delaware	Dollar Financial U.S., Inc.	Money Mart Almost A Banc
Helsingin Huutokauppakamari Oy	Finland	Helsingin Pantti-Osakeyhtiö	Helsingin Pantti
Helsingin Pantti-Osakeyhtiö	Finland	Sefina Finance AB	Helsingin Pantti
iKassa Finland Oy	Finland	DFC Nordic Oyj (f/k/a Risicum Oyj)	N/A
Instant Cash Loans Ireland Limited	Ireland	DFG World, Inc.	The Money Shop

Instant Cash Loans Limited	England and Wales	Dollar Financial UK Limited	The Money Shop Castlebridge Credit Management Robert Biggar (Est 1830) Ltd. Duncanson & Edwards
Inventive Finance Limited	England and Wales	MEM Capital Limited	Ladder Loans Kyzoo
Loan Mart of Oklahoma, Inc.	Oklahoma	Dollar Financial U.S., Inc.	Loan Mart Money Mart
MEM Capital Limited	England and Wales	MEM Holding Limited (92.5%)/Rentassured Limited (7.5%)	N/A
MEM Consumer Finance Limited	England and Wales	MEM Capital Limited	Payday UK Month End Money
MEM Holding Limited	England and Wales	Purpose UK Holdings Limited	N/A
Merchant Cash Express Limited	England and Wales	Dollar Financial UK Limited	Business Cash Advance
Monetary Management of California, Inc.	Delaware	Dollar Financial U.S., Inc.	Money Mart/Loan Mart Loan Mart Payday Loans Money Mart LoanMartUSA.com
Monetary Management of Maryland, Inc.	Delaware	Dollar Financial U.S., Inc.	Cash Advance USA American Payday Loans American Check Cashers Check Casher Cash Advance
Money Card Corp.	Alberta, Canada	656790 BC Ltd.	N/A
Money Mart Canada Inc.	Alberta, Canada	656790 BC Ltd.	Money Mart Insta Cheque
Money Mart Express, Inc.	Utah	Dollar Financial U.S., Inc.	N/A
Moneymart, Inc.	Delaware	Dollar Financial U.S., Inc.	Loan Mart Money Mart
MoneyNow Sp. z.o.o.	Poland	DFG World, Inc.	Money Now!
Nathan & Co (Birmingham) Limited	England and Wales	DMWSL 488 Limited	N/A
National Money Mart Company	Nova Scotia, Canada	DFG International, Inc.	Money Mart Insta Cheque
Nextwave Card Corp.	Alberta, Canada	Money Card Corp. (50% ownership)	N/A
OK Money Finance Oy	Finland	DFC Nordic Oyj (f/k/a Risicum Oyj)	OK Money
OK Money Poland Sp. z.o.o.	Poland	Dollar Financial U.K. Limited	OK Money
OK Money Spain S.L.	Spain	DF Eurozone (UK) Limited	OK Money
Optima S.A.	Poland	DFG World, Inc.	Optima
Pacific Ring Enterprises, Inc.	California	Dollar Financial U.S., Inc.	Money Mart
Parker Fox Limited	England and Wales	MEM Consumer Finance Limited	N/A
Payday Express Limited	England and Wales	Instant Cash Loans Limited	N/A

Purpose Acquisitions Company Limited	England and Wales	MEM Holdings Limited	N/A
Purpose UK Holdings Limited	England and Wales	Dollar Financial UK Limited	N/A
Rentassured Limited	Scotland	Purpose Acquisitions Company Limited	N/A
Rexchanges Limited	England and Wales	Instant Cash Loans Limited	N/A
Rex Johnson Online Limited	England and Wales	Cash A Cheque Holdings Great Britain Limited	N/A
Risicum Capital Sweden AB	Sweden	DFC Nordic Oyj (f/k/a Risicum Oyj)	Risicum OK Money
Riate Oy	Finland	Sefina Finance AB	N/A
Robert Biggar (ESTD. 1830) Limited	England and Wales	Cash Centres Limited	N/A
S&R Canada, Ltd. (f/k/a Advance Canada Inc.)	Ontario, Canada	DFG International, Inc.	N/A
S & R Financial Limited	England and Wales	T.M. Sutton Limited	N/A
Sefina Finance AB	Sweden	Dollar Financial UK Limited	N/A
Sefina Svensk Pantbelåning AB	Sweden	Sefina Finance AB	Sefina
Super Efectivo S.L.	Spain	Dollar Financial Europe Limited	Super Efectivo
Suttons & Robertsons Limited	England and Wales	T.M. Sutton Limited	N/A
Suttons & Robertsons Spain S.L.	Spain	Dollar Financial Europe Limited	Suttons & Robertsons
Suttons of London, Inc.	Delaware	Dollar Financial Group, Inc.	Suttons of London
T.M. Sutton Limited	England and Wales	Nathan & Co (Birmingham) Limited	Suttons & Robertsons
The Old English Pawnbroking Company Limited	England and Wales	Instant Cash Loans Limited	The Old English Pawnbroking Company
The Pawnbroking Company Limited f/k/a C.C. Financial Services Limited	England and Wales	Cash A Cheque Holdings Great Britain Limited	The Money Shop

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form S-8 Nos. 333-172294 and 333-147495) pertaining to the Dollar Financial Corp. 2007 Equity Incentive Plan, as amended;

(2) Registration Statement (Form S-8 No. 333-134262) pertaining to the Dollar Financial Corp. Amended and Restated Deferred Compensation Plan;

(3) Registration Statement (Form S-8 No. 333-123320) pertaining to the Dollar Financial Corp. 1999 Stock Incentive Plan and Dollar Financial Corp. Amended and Restated 2005 Stock Incentive Plan;

(4) Registration Statement (Form S-3 Nos. 333-139580, 333-146205 and 333-164097) of Dollar Financial Corp.

of our reports dated August 29, 2013, with respect to the consolidated financial statements of DFC Global Corp. and the effectiveness of internal control over financial reporting of DFC Global Corp. included in this Annual Report (Form 10-K) of DFC Global Corp. for the year ended June 30, 2013.

/s/ Ernst & Young LLP

Philadelphia, Pennsylvania
August 29, 2013

Exhibit 31.1

CERTIFICATION

I, Jeffrey A. Weiss, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

August 29, 2013

Exhibit 31.2

CERTIFICATION

I, Randy Underwood, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2013

Exhibit 31.3

CERTIFICATION

I, William Athas, certify that:

1. I have reviewed this annual report on Form 10-K of DFC Global Corp.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2013

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Jeffrey A. Weiss

Jeffrey A. Weiss
Chief Executive Officer

August 29, 2013

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ Randy Underwood

Randy Underwood
Executive Vice President and Chief Financial Officer

August 29, 2013

Exhibit 32.3

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report on Form 10-K of DFC Global Corp. for the twelve months ended June 30, 2013 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned, in the capacities and on the date indicated below, hereby certifies pursuant to 18 U.S.C. Section 1350 and Rule 13a — 14(b) or Rule 15d — 14(b) of the Securities Exchange Act of 1934, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DFC Global Corp.

/s/ William M. Athas

William M. Athas
Senior Vice President, Finance,
Chief Accounting Officer and Corporate Controller

August 29, 2013

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

[THIS PAGE INTENTIONALLY LEFT BLANK]

Our Worldwide Locations



Canada
489 Locations



United States
292 Locations



Spain
30 Locations



Sweden
22 Locations



Finland
13 Locations



Romania
32 Locations



United Kingdom and Republic of Ireland
601 Locations



Poland
Countrywide In-Home Lending and 28 Retail Locations

In addition to the above, the Company also offers internet lending in the United Kingdom, Finland, Sweden, Poland, Spain, the Czech Republic, and in the provinces of Ontario, Nova Scotia, Alberta, Saskatchewan and British Columbia, Canada.











DFC GLOBAL CORP

DFC GLOBAL CORP.
1436 Lancaster Avenue
Berwyn, PA 19312
(Tel) 610-296-3400

www.dfcglobalcorp.com
NASDAQ: DLLR



